Exhibit B.3(c): Management’s discussion and analysis excerpted from pages 1-107 of CIBC’s 2023 Annual Report

Management’s discussion and analysis

Management’s discussion and analysis
Management’s discussion and analysis (MD&A) is provided to enable readers to assess CIBC’s financial condition and results of operations as at and for the year ended October 31, 2023, compared with prior years. The MD&A should be read in conjunction with the audited consolidated financial statements. Unless otherwise indicated, all financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (IFRS or GAAP) and all amounts are expressed in Canadian dollars. Certain disclosures in the MD&A have been shaded as they form an integral part of the consolidated financial statements. The MD&A is current as of November 29, 2023. Additional information relating to CIBC, including the Annual Information Form, is available on SEDAR+ at www.sedarplus.ca and on the United States (U.S.) Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. A glossary of terms used in the MD&A and the audited consolidated financial statements is provided on pages 101 to 107 of this Annual Report.

2	Overview
2	Our strategy
2	Performance against objectives

4	Financial highlights

5	Economic and market environment
5	Year in review – 2023
5	Outlook for calendar year 2024

6	Significant events

7	Financial performance overview
7	2023 Financial results review
7	Net interest income and margin
8	Non-interest income
8	Trading revenue (TEB)
9	Provision for credit losses
9	Non-interest expenses
9	Taxes
10	Foreign exchange
10	Fourth quarter review
11	Quarterly trend analysis
12	Review of 2022 financial performance

14	Non-GAAP measures

21	Strategic business units overview
21	Canadian Personal and Business Banking
24	Canadian Commercial Banking and Wealth Management
27	U.S. Commercial Banking and Wealth Management
30	Capital Markets and Direct Financial Services
33	Corporate and Other

34	Financial condition
34	Review of condensed consolidated balance sheet
35	Capital management
45	Off-balance sheet arrangements

47	Management of risk

88	Accounting and control matters
88	Critical accounting policies and estimates
92	Accounting developments
93	Other regulatory developments
94	Related-party transactions
94	Policy on the Scope of Services of the Shareholders’ Auditor
94	Controls and procedures

95	Supplementary annual financial information

101	Glossary

A NOTE ABOUT FORWARD-LOOKING STATEMENTS:
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Annual Report, in other filings with Canadian securities regulators or the SEC and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Message from the President and Chief Executive Officer”, “Overview – Performance against objectives”, “Economic and market environment – Outlook for calendar year 2024”, “Significant events”, “Financial performance overview – Taxes”, “Strategic business units overview – Canadian Personal and Business Banking”, “Strategic business units overview – Canadian Commercial Banking and Wealth Management”, “Strategic business units overview – U.S. Commercial Banking and Wealth Management”, “Strategic business units overview – Capital Markets and Direct Financial Services”, “Financial condition – Capital management”, “Financial condition –
Off-balance
sheet arrangements”, “Management of risk – Risk overview”, “Management of risk – Top and emerging risks”, “Management of risk – Credit risk”, “Management of risk – Market risk”, “Management of risk – Liquidity risk”, “Accounting and control matters – Critical accounting policies and estimates”, “Accounting and control matters – Accounting developments”, “Accounting and control matters – Other regulatory developments” and “Accounting and control matters – Controls and procedures” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets and sustainability commitments (including with respect to net-zero
emissions and our environmental, social and governance (ESG) related activities), ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2024 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “predict”, “commit”, “ambition”, “goal”, “strive”, “project”, “objective” and other similar expressions or future or conditional verbs such as “will”, “may”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Economic and market environment – Outlook for calendar year 2024” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. Given the continuing impact of high inflation, rising interest rates, ongoing adverse developments in the U.S. banking sector which adds pressure on liquidity and funding conditions for the financial industry, the impact of hybrid work arrangements and higher interest rates on the U.S. real estate sector, potential recession and the war in Ukraine and conflict in the Middle East on the global economy, financial markets, and our business, results of operations, reputation and financial condition, there is inherently more uncertainty associated with our assumptions as compared to prior periods. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: inflationary pressures; global supply-chain disruptions; geopolitical risk, including from the war in Ukraine and conflict in the Middle East, the occurrence, continuance or intensification of public health emergencies, such as the impact of post-pandemic hybrid work arrangements, and any related government policies and actions; credit, market, liquidity, strategic, insurance, operational, reputation, conduct and legal, regulatory and environmental risk; currency value and interest rate fluctuations, including as a result of market and oil price volatility; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Organisation for Economic
Co-operation
and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; exposure to, and the resolution of, significant litigation or regulatory matters, our ability to successfully appeal adverse outcomes of such matters and the timing, determination and recovery of amounts related to such matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts, such as the war in Ukraine and conflict in the Middle East, and terrorism; natural disasters, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft or disclosure of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change including the use of data and artificial intelligence in our business; global capital market activity; changes in monetary and economic policy; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; climate change and other ESG related risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected benefits of an acquisition, merger or divestiture will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this report represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this report or in other communications except as required by law.

CIBC 2023 ANNUAL REPORT	1

Management’s discussion and analysis

Overview
CIBC is a leading and well-diversified North American financial institution committed to creating enduring value for all our stakeholders – our clients, team, communities and shareholders. We are guided by our purpose – to help make your ambition a reality, and we are activating our resources to create positive change and contribute to a more secure, equitable and sustainable future.
Across our bank and our businesses – Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services – our 48,000 employees bring our purpose to life every day for our 14 million personal banking, business, public sector and institutional clients in Canada, the U.S. and around the world.

Our strategy
Throughout 2023, we continued to focus on executing against our ambition of building a modern, relationship-oriented bank that delivers superior client experience and top-tier
shareholder returns while maintaining financial strength, risk discipline and advancing our purpose-driven culture. Going forward, we will drive long-term growth and build on our momentum through our client-focused strategy that includes four strategic priorities:
•	Growing our mass affluent and private wealth franchise in Canada and the U.S.;
•	Expanding our digital banking offering in Canada;
•	Delivering connectivity and differentiation to commercial and capital markets clients; and
•	Enabling, simplifying and protecting our bank.
Performance against objectives
CIBC reports a scorecard of financial measures that we use to evaluate and report on our progress to external stakeholders. These measures can be categorized into four key areas – earnings growth, operating leverage, shareholder profitability and return, and balance sheet strength. We have set through the cycle targets for each of these measures, which we currently define as three to five years, assuming a normal business environment and credit cycle. Our ability to achieve these objectives may be adversely affected by extraordinary developments and disruptions.
Fiscal 2023 was faced with economic challenges driven by geopolitical and persistent inflationary pressures that impacted our ability to achieve certain performance objectives. Specific challenges include higher provisions for credit losses related to the U.S. office real estate portfolio, credit normalization in other portfolios, and higher capital requirements.

Earnings growth
To assess our earnings growth, we monitor our earnings per share (EPS
(1)
). Our target of 7% to 10% growth reflects a simple average of annual adjusted
(2)
diluted EPS
(1)
. In 2023, against a backdrop of a challenging economic environment, our year-over-year reported and adjusted
(2)
diluted EPS
(1)
was down by 23% and 5%, respectively. Our
3-year
compound annual growth rates (CAGR)
(3)
for reported and adjusted
(2)
diluted EPS
(1)
were 7.9% and 11.5%, respectively, and our
5-year
CAGR
(3)
for reported and adjusted
(2)
diluted EPS
(1)
were (2.4)% and 1.9%, respectively.

Going forward, we will continue to target an adjusted
(2)
diluted EPS
(1)
CAGR of 7% to 10% through the cycle.
Reported diluted EPS (1) ($)	Adjusted diluted EPS (1)(2) ($)

Operating leverage
Operating leverage, defined as the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses, is a measure of the relative growth rates of revenue and expenses. In 2023, our reported and adjusted
(2)
operating leverage was (5.2)% and 1.2%, respectively, compared with (1.9)% and (1.9)%, respectively, in 2022. Our
3-year
simple average reported and adjusted
(2)
operating leverage was (0.6)% and 0.0%, respectively, and our
5-year
simple average reported and adjusted
(2)
operating leverage was (1.5)% and (0.1)%, respectively.

Going forward, we will continue to target positive adjusted
(2)
operating leverage through the cycle.
Reported operating leverage (%)	Adjusted operating leverage (2) (%)

(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(3)	The 3-year compound annual growth rate (CAGR) is calculated from 2020 to 2023 and the 5-year CAGR is calculated from 2018 to 2023.

2	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Shareholder profitability and return
We have three metrics to measure shareholder profitability and return:

1.
Return on common shareholders’ equity (ROE)

ROE, defined as the ratio of net income to average
(2)
common shareholders’ equity, is a key measure of profitability. In 2023, our reported and adjusted
(1)
ROE were at 10.3% and 13.3%, respectively, compared with 14.0% and 14.7% in 2022, respectively, and below our through the cycle target of at least 16%. On a
3-year
average basis, our reported and adjusted
(1)
ROE were 13.5% and 14.9%, respectively. On a
5-year
average basis, our reported and adjusted
(1)
ROE were 13.0% and 14.4%, respectively.

Going forward, we will continue to target an adjusted
(1)
ROE of at least 16% through the cycle by 2025.
Reported return on common shareholders’ equity (%)	Adjusted return on common shareholders’ equity (1) (%)

2.
Dividend payout ratio

Dividend payout ratio is defined as the ratio of common share dividends paid as a percentage of net income after preferred share dividends, premiums on preferred share redemptions, and distributions on other equity instruments. Key criteria for considering dividend increases are our current level of payout relative to our target and our view on the sustainability of our current earnings level. In 2023, our reported and adjusted
(1)
dividend payout ratios were 66.6% and 51.2%, respectively, compared with 48.8% and 46.3% in 2022, respectively. On a
3-year
average basis, our reported and adjusted
(1)
dividend payout ratios were 52.4% and 45.9%, respectively. On a
5-year
average basis, our reported and adjusted
(1)
dividend payout ratios were 55.6% and 48.9%, respectively.

Going forward, we will continue to target an adjusted
(1)
dividend payout ratio of 40% to 50% through the cycle.
Reported dividend payout ratio (3) (%)	Adjusted dividend payout ratio (1)(3) (%)

3.
Total shareholder return (TSR)
TSR is the ultimate measure of shareholder value, and the output of delivering against the financial targets within our control. We have an objective to deliver a TSR that exceeds the industry average, which we have defined as the Standard & Poor’s (S&P)/Toronto Stock Exchange (TSX) Composite Banks Index, over rolling three- and five-year periods. For the three years ended October 31, 2023, our TSR was 15.0% (2022: 28.5%), which was below the S&P/TSX Composite Banks Index of 36.2%. For the five years ended October 31, 2023, our TSR was 12.7% (2022: 40.2%), which was below the S&P/TSX Composite Banks Index return over the same period of 29.8%.
Rolling three-year TSR (%)	Rolling five-year TSR (%)

Balance sheet strength
Maintaining a strong balance sheet is foundational to our long-term success. Our goal is to maintain strong capital and liquidity positions. We look to constantly balance our objectives of holding a prudent amount of excess capital for unexpected events and environmental uncertainties, investing in our core businesses, growing through acquisitions and returning capital to our shareholders.

1.
Common Equity Tier 1 (CET1) ratio

We actively manage our capital to maintain a strong and efficient capital base while supporting our business growth and returning capital to our shareholders. For the year ended October 31, 2023, our CET1
(4)
ratio was 12.4%, compared with 11.7% in 2022, well above the current regulatory requirement set by OSFI.

Going forward, we will continue to maintain a strong buffer to regulatory requirements.

2.
Liquidity coverage ratio (LCR)

Our ability to meet our financial obligations is measured through the LCR ratio. It measures unencumbered high-quality liquid assets (HQLA) that can be converted into cash to meet liquidity needs in a
30-calendar-day
liquidity stress scenario. The LCR standard requires that, absent a situation of financial stress, the value of the ratio be no lower than 100%.

For the quarter ended October 31, 2023, our three-month daily average LCR
(4)
was 135% compared to 129% for the same period last year.
CET1 ratio (3) (%)
Liquidity coverage ratio (%)

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)
In response to the
COVID-19
pandemic, effective March 2020, the Office of the Superintendent of Financial Institutions (OSFI) directed that all federally regulated financial institutions (FRFIs) halt share buybacks and dividend increases until further notice. The temporary measure was lifted effective November 4, 2021.

(4)
Our capital ratios are calculated pursuant to OSFI’s Capital Adequacy Requirements (CAR) Guideline and LCR is calculated pursuant to OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, which are both based on Basel Committee on Banking Supervision (BCBS) standards. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

CIBC 2023 ANNUAL REPORT	3

Management’s discussion and analysis

Financial highlights

As at or for the year ended October 31		2023	2022	2021	2020	2019
Financial results ($ millions)
Net interest income		$12,825	$12,641	$11,459	$11,044	$10,551
Non-interest income		10,498	9,192	8,556	7,697	8,060
Total revenue		23,323	21,833	20,015	18,741	18,611
Provision for credit losses		2,010	1,057	158	2,489	1,286
Non-interest expenses		14,349	12,803	11,535	11,362	10,856
Income before income taxes		6,964	7,973	8,322	4,890	6,469
Income taxes		1,931	1,730	1,876	1,098	1,348
Net income		$5,033	$6,243	$6,446	$3,792	$5,121
Net income attributable to non-controlling interests		38	23	17	2	25
Preferred shareholders and other equity instrument holders		267	171	158	122	111
Common shareholders		4,728	6,049	6,271	3,668	4,985
Net income attributable to equity shareholders		$4,995	$6,220	$6,429	$3,790	$5,096
Financial measures
Reported efficiency ratio (1)		61.5%	58.6%	57.6%	60.6%	58.3%
Reported operating leverage (1)		(5.2)%	(1.9)%	5.3%	(4.0)%	(1.5)%
Loan loss ratio (2)		0.30%	0.14%	0.16%	0.26%	0.29%
Reported return on common shareholders’ equity (1)		10.3%	14.0%	16.1%	10.0%	14.5%
Net interest margin (1)		1.35%	1.40%	1.42%	1.50%	1.65%
Net interest margin on average interest-earning assets (1)(3)		1.49%	1.58%	1.59%	1.69%	1.84%
Return on average assets (1)(3)		0.53%	0.69%	0.80%	0.52%	0.80%
Return on average interest-earning assets (1)(3)		0.58%	0.78%	0.89%	0.58%	0.89%
Reported effective tax rate		27.7%	21.7%	22.5%	22.5%	20.8%
Common share information
Per share ($) (4)	– basic earnings	$5.16	$6.70	$6.98	$4.12	$5.61
	– reported diluted earnings	5.16	6.68	6.96	4.11	5.60
	– dividends	3.440	3.270	2.920	2.910	2.800
	– book value (5)	51.61	49.95	45.83	42.03	39.94
Closing share price ($) (4)		48.91	61.87	75.09	49.69	56.16
Shares outstanding (thousands) (4)	– weighted-average basic	915,631	903,312	897,906	890,870	888,648
	– weighted-average diluted	916,223	905,684	900,365	892,042	890,915
	– end of period	931,099	906,040	901,656	894,171	890,683
Market capitalization ($ millions)		$45,540	$56,057	$67,701	$44,431	$50,016
Value measures
Total shareholder return		(15.85)%	(13.56)%	58.03%	(5.90)%	4.19%
Dividend yield (based on closing share price)		7.0%	5.3%	3.9%	5.9%	5.0%
Reported dividend payout ratio (1)		66.6%	48.8%	41.8%	70.7%	49.9%
Market value to book value ratio		0.95	1.24	1.64	1.18	1.41
Selected financial measures – adjusted (6)
Adjusted efficiency ratio (7)		55.8%	56.4%	55.4%	55.8%	55.5%
Adjusted operating leverage (7)		1.2%	(1.9)%	0.7%	(0.6)%	0.2%
Adjusted return on common shareholders’ equity		13.3%	14.7%	16.7%	11.7%	15.4%
Adjusted effective tax rate		21.0%	21.9%	22.7%	21.8%	20.6%
Adjusted diluted earnings per share ($) (4)		$6.72	$7.05	$7.23	$4.85	$5.96
Adjusted dividend payout ratio		51.2%	46.3%	40.3%	60.0%	46.9%
On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities		$267,066	$239,740	$218,398	$211,564	$138,669
Loans and acceptances, net of allowance for credit losses		540,153	528,657	462,879	416,388	398,108
Total assets		975,719	943,597	837,683	769,551	651,604
Deposits		723,376	697,572	621,158	570,740	485,712
Common shareholders’ equity (1)		48,056	45,258	41,323	37,579	35,569
Average assets (3)		948,121	900,213	809,621	735,492	639,716
Average interest-earning assets (1)(3)		861,136	799,224	721,686	654,142	572,677
Average common shareholders’ equity (1)(3)		46,130	43,354	38,881	36,792	34,467
Assets under administration (AUA) (1)(8)(9)		2,853,007	2,854,828	2,963,221 (8)	2,364,005 (8)	2,423,240
Assets under management (AUM) (1)(9)		300,218	291,513	316,834 (8)	261,037 (8)	249,596
Balance sheet quality (All-in basis) and liquidity measures (10)
Risk-weighted assets (RWA) ($ millions)
Total RWA		$326,120	$315,634	$272,814	$254,871	$239,863
Capital ratios
CET1 ratio (11)		12.4%	11.7%	12.4%	12.1%	11.6%
Tier 1 capital ratio (11)		13.9%	13.3%	14.1%	13.6%	12.9%
Total capital ratio (11)		16.0%	15.3%	16.2%	16.1%	15.0%
Leverage ratio		4.2%	4.4%	4.7%	4.7%	4.3%
LCR (12)		135%	129%	127%	145%	125%
Net stable funding ratio (NSFR)		118%	118%	118%	n/a	n/a
Other information
Full-time equivalent employees		48,074	50,427	45,282	43,853	45,157

(1)	For additional information on the composition, see the “Glossary” section.
(2)	The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(5)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of period.
(6)
Adjusted measures are
non-GAAP
measures. Adjusted measures are calculated in the same manner as reported measures, except that financial information included in the calculation of adjusted measures is adjusted to exclude the impact of items of note. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the
“Non-GAAP
measures” section.

(7)	Calculated on a taxable equivalent basis (TEB).
(8)	Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $2,241.9 billion as at October 31, 2023 (2022: $2,258.1 billion).
(9)	AUM amounts are included in the amounts reported under AUA.
(10)
RWA and our capital ratios are calculated pursuant to OSFI’s CAR Guideline, the leverage ratio is calculated pursuant to OSFI’s Leverage Requirements Guideline, and LCR and NSFR are calculated pursuant to OSFI’s LAR Guideline, all of which are based on BCBS standards. 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023. For additional information, see the “Capital management” and “Liquidity risk” sections.

(11)
Ratios for 2020, 2021 and 2022 reflect the expected credit loss (ECL) transitional arrangement announced by OSFI on March 27, 2020 in response to the onset of the
COVID-19
pandemic. Effective November 1, 2022, the ECL transitional arrangement was no longer applicable.

(12)	Average for the three months ended October 31 for each respective year.
n/a	Not applicable.

4	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Economic and market environment
Year in review – 2023
Canada’s economy started strongly in 2023, but soon stalled as higher interest rates and a slowing global economy negatively impacted consumer spending and exports. Rapid population growth has supported consumer spending for essentials and demand for rental housing, however, discretionary purchases have started to weaken, particularly in per-capita
terms. The unemployment rate, which briefly fell below 5% in 2022, is expected to climb to just under 6% by the end of the calendar year as employment increases have failed to keep up with the rapid growth of the labour force. While inflation has remained above the Bank of Canada’s target, it has decelerated notably from the peaks seen in the prior year. On the household side, mortgage demand has been weak as a result of the higher interest rate environment, but the use of personal lines of credit and credit cards continued to rise after being drawn down during the pandemic. Deposits have continued to shift towards term deposits as interest rates have continued to climb. While the U.S. economy hasn’t shown the same clear signs of deceleration as that of the Canadian economy, inflation has still decelerated markedly from its 2022 peaks as some of the supply chain pressures which were impacting the global economy have eased. Business loan demand has stagnated in 2023 in both Canada and the U.S. following a strong 2022.
Outlook for calendar year 2024
The generally weak global economic growth in 2023 has come in response to monetary policy tightening and below-normal growth could persist through the first half of 2024. The United Kingdom (U.K.) and some eurozone countries are likely to see recessions as higher interest rates hit a region already vulnerable due to the spillover from the war in Ukraine. China’s economy has decelerated as it moved past one-time
gains associated with the end of
COVID-19
lockdowns. The global slowdown will result in most commodity prices at lower average levels for the remainder of calendar 2023 and into 2024 than persisted in 2022, although geopolitical risks to supply could bring upward pressure in some commodities. Supply chains should continue to see further improvement from the continued reduction in
COVID-19
disruptions, and from the expected easing in global demand pressures.
In Canada, the Bank of Canada has increased the overnight rate to 5%, and the continued-high levels of core inflation mean that further increases are possible, albeit not in our base case assumption. Growth has already experienced a significant slowdown, and we expect that weakness in quarterly GDP growth will persist throughout the first half of 2024 as more households refinance mortgages at higher interest rates and cut back on discretionary purchases. Such an economic slowdown should, however, allow inflation to end next year close to its 2% target. For 2024 as a whole, we forecast growth of less than 1%, and now expect the unemployment rate to peak above 6%. However, if interest rates start to be gradually reduced before mid-year
as we anticipate, growth should be stronger in the second half of 2024 and the unemployment rate should have started to move down again from that peak.
While the U.S. has been more resilient in the face of higher interest rates so far, we expect to see further evidence of slowing consumer spending in 2024. We also expect to see GDP growth of roughly 1% in the U.S. next year, with the unemployment rate expected to climb modestly over 4%, allowing wage inflation to continue to decelerate. There are still additional downside risks to the U.S. outlook associated with a potential tightening in lending activity owing to some regional banks facing challenges in retaining deposits, higher funding costs and mark-to-market
(MTM) losses on their investment security portfolios.
A softer pace for economic growth is likely to have broad implications across many of our strategic business units (SBUs). Rising unemployment and the higher level for interest rates are likely to result in further moderate deterioration in business and household credit quality from very strong levels achieved in 2022. Further deterioration in credit quality in select portfolios, such as the U.S. office real estate market, could be more pronounced in response to worsening economic or market conditions. Deposit growth will be slow, as quantitative tightening will require bonds currently held by the central bank to be financed in the public markets, with higher rates resulting in greater growth in term deposits relative to short-term deposits. While we expect the rising interest rate environment to level off soon, we expect a modestly positive impact on the net interest margins for all our SBUs. However, the high interest rates may have implications for credit quality in 2024 as economic growth continues to slow in response to monetary tightening.
For Canadian Personal and Business Banking, mortgage growth is expected to remain soft, in line with weaker home sale volumes and average house prices tied to the increase in interest rates, through at least the first half of 2024. Although year-over-year non-mortgage
consumer credit demand will be supported by population growth, lower inflation and weaker discretionary spending will contribute to slower growth in dollar terms. Business lending is expected to be broadly flat in the first half of 2024, before rising slightly as the economy improves towards year end.
Financial markets are starting to price in a new
higher-for-longer
interest rate environment, which could continue to bring volatility into the first half of 2024. Earnings growth for publicly traded entities could further decelerate in the first half of 2024, but Canadian and U.S. wealth management businesses should benefit as 2024 progresses and markets look ahead to better growth in the second half of 2024 and 2025.
Our Capital Markets and Direct Financial Services business is expected to continue to benefit as merger and acquisition activity continues to recover from the low levels in early 2023, while corporate bond issuance could pick up in 2024 if longer term rates ease. Loan growth in our Canadian commercial and corporate banking businesses is expected to decelerate further in early 2024 with softer economic growth and lower levels of residential construction, before improving in the second half of the year. Loan growth and deposit growth in our U.S. commercial banking business have slowed in recent quarters, but we expect growth in early calendar 2024, which will continue to improve throughout the year.
The economic outlook described above reflects numerous assumptions regarding the economic impact of high interest rates, the easing of inflationary pressures, the impact from events in the U.S. banking sector, as well as the global economic risks emanating from the war in Ukraine, conflict in the Middle East and the slowdown in the Chinese economy. As a result, actual experience may differ materially from expectations. The impact of geopolitical events and the slowdown in the Chinese economy on our risk environment, are discussed in the “Top and emerging risks” section. Changes in the level of economic uncertainty continue to impact key accounting estimates and assumptions, particularly the estimation of ECLs. See the “Accounting and control matters” section and Note 5 to our consolidated financial statements for further details.

CIBC 2023 ANNUAL REPORT	5

Management’s discussion and analysis

Significant events
Settlement of Cerberus Litigation
On February 17, 2023, CIBC announced that we entered into an agreement with the special purpose vehicle controlled by Cerberus Capital Management L.P. (“Cerberus”) that fully settled the lawsuit filed by Cerberus against CIBC, including the most recent judgment of the New York Court, as discussed in Note 22 to our consolidated financial statements. Pursuant to the settlement agreement, CIBC paid US$770 million ($1,055 million pre-tax
or $762 million
after-tax)
to Cerberus in full satisfaction of the judgment, and both parties arranged for the immediate dismissal, with prejudice, of all claims, counterclaims and appeals relating to the litigation.
Sale of certain banking assets in the Caribbean
On October 12, 2021, FirstCaribbean International Bank Limited (CIBC FirstCaribbean) announced that it had entered into agreements to sell its banking assets in Aruba, St. Vincent, St. Kitts, Grenada and Dominica. The sales of banking assets in Aruba, St. Vincent and Grenada were completed in February 2022, March 2023 and July 2023, respectively. The proposed transactions in St. Kitts and Dominica did not proceed and CIBC FirstCaribbean ceased its operations in Dominica on January 31, 2023. The impacts of these transactions and closures were not material.
On October 31, 2023, CIBC FirstCaribbean announced that it had entered into an agreement to sell its banking assets in Curaçao and Sint Maarten. The transactions are subject to regulatory approvals and other closing conditions, which are expected to be finalized in fiscal 2024. The impacts upon closing are not expected to be material.

6	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Financial performance overview
This section provides a review of our consolidated financial results for 2023. A review of our SBU results follows on pages 21 to 32. Refer to page 12 for a review of our financial performance for 2022.
2023 Financial results review
Reported net income for the year was $5,033 million, compared with $6,243 million in 2022.
Adjusted net income
(1)
for the year was $6,461 million, compared with $6,578 million in 2022.
Reported diluted EPS
(2)
for the year was $5.16, compared with $6.68 in 2022.
Adjusted diluted EPS
(1)(2)
for the year was $6.72, compared with $7.05 in 2022.
2023
Net income was affected by the following items of note:
•	$1,055 million ($762 million after-tax) increase in legal provisions (Corporate and Other);
•	$545 million income tax charge related to the Canada Recovery Dividend (CRD) tax and the 1.5% tax rate increase from the 2022 Canadian Federal budget (3) (Corporate and Other);
•
$121 million ($96 million
after-tax)
amortization and impairment of acquisition-related intangible assets ($20 million after-tax
in Canadian Personal and Business Banking, $41 million
after-tax
in U.S. Commercial Banking and Wealth Management and $35 million after-tax
in Corporate and Other); and

•	$34 million ($25 million after-tax) commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget (Canadian Personal and Business Banking).
The above items of note decreased revenue by $34 million, increased non-interest
expenses by $1,176 million and increased income taxes by $218 million. In aggregate, these items of note decreased net income by $1,428 million.
2022
Net income was affected by the following items of note:
•
$181 million ($133 million
after-tax)
in acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans
(4)
associated with the acquisition of the Canadian Costco credit card portfolio (Canadian Personal and Business Banking);

•	$136 million ($100 million after-tax) increase in legal provisions (Corporate and Other);
•
$98 million ($75 million
after-tax)
amortization and impairment of acquisition-related intangible assets ($14 million after-tax
in Canadian Personal and Business Banking, $50 million
after-tax
in U.S. Commercial Banking and Wealth Management and $11 million after-tax
in Corporate and Other); and

•	$37 million ($27 million after-tax) charge related to the consolidation of our real estate portfolio (Corporate and Other).
The above items of note increased revenue by $16 million, increased provision for credit losses by $94 million, increased non-interest
expenses by $374 million and decreased income taxes by $117 million. In aggregate, these items of note decreased net income by $335 million.

(1)	Adjusted measures are non-GAAP measures. For additional information and a reconciliation of reported results to adjusted results, where applicable, see the “Non-GAAP measures” section.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

(3)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

(4)
Acquisition and integration costs are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022.

Net interest income and margin

$ millions, for the year ended October 31	2023	2022
Average interest-earning assets	$861,136	$799,224
Net interest income (1)	12,825	12,641
Net interest margin on average interest-earning assets	1.49%	1.58%

(1)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

Net interest income was up $184 million or 1% from 2022, primarily due to volume growth across most of our businesses and the impact of foreign exchange translation, partially offset by lower net interest margin.
Net interest margin on average interest-earning assets was down 9 basis points from 2022, primarily due to lower trading net interest income. Net interest margin on average interest-earning assets excluding trading benefitted from higher deposit margins, partially offset by lower loan margins.
Additional information on net interest income and margin is provided in the “Supplementary annual financial information” section and in the “Strategic business units overview” section.

CIBC 2023 ANNUAL REPORT	7

Management’s discussion and analysis

Non-interest
income
(1)

$ millions, for the year ended October 31	2023	2022
Underwriting and advisory fees	$519	$557
Deposit and payment fees	924	880
Credit fees	1,385	1,286
Card fees	379	437
Investment management and custodial fees (2)(3)	1,768	1,760
Mutual fund fees (3)	1,743	1,776
Insurance fees, net of claims	338	351
Commissions on securities transactions	338	378
Gains (losses) from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (4)	2,346	1,172
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net	83	35
Foreign exchange other than trading	360	242
Income from equity-accounted associates and joint ventures (2)	30	47
Other	285	271
	$10,498	$9,192

(1)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI’s CAR Guideline. Trading activities and related risk management strategies can periodically shift trading income between net interest income and non-interest
income. Therefore, we view total trading income as the most appropriate measure of trading performance.

(2)
Custodial fees directly recognized by CIBC are included in Investment management and custodial fees. Our proportionate share of the custodial fees from the joint ventures which CIBC has with The Bank of New York Mellon are included within Income from equity-accounted associates and joint ventures.

(3)
Investment management fees and mutual fund fees are driven by various factors, including the amount of AUM. Investment management fees in our asset management and private wealth management businesses are generally driven by the amount of AUM, while investment management fees in our retail brokerage business are driven by a combination of the amount of AUA and, to a lesser extent, other factors not directly related to the amount of AUA (e.g., flat fees on a per account basis).

(4)	Includes $64 million of gains (2022: $44 million of gains) relating to non-trading financial instruments measured/designated at FVTPL.
Non-interest
income was up $1,306 million or 14% from 2022.
Underwriting and advisory fees were down $38 million or 7%, primarily due to lower equity and debt issuance revenue.
Deposit and payment fees were up $44 million or 5%, primarily due to higher everyday banking fees in Canadian Personal and Business Banking.
Credit fees were up $99 million or 8%, primarily due to growth in corporate and commercial lending.
Card fees were down $58 million or 13%, primarily due to the additional commodity tax charges related to the 2023 Canadian Federal budget, including the retroactive impact shown as an item of note.
Gains (losses) from financial instruments measured/designated at FVTPL, net were up $1,174 million or 100%, primarily due to higher trading income, including from the impact of increases in interest rates on derivatives that are economically hedging interest on trading securities included in net interest income.
Gains (losses) from debt securities measured at FVOCI and amortized cost, net were up $48 million or 137%, primarily due to higher net realized gains from dispositions of FVOCI debt securities.
Foreign exchange other than trading was up $118 million or 49%, primarily due to normal course Treasury activities.
Trading revenue (TEB)
(
1)(2)

$ millions, for the year ended October 31	2023	2022
Trading revenue consists of:
Net interest income (1)	$(53)	$875
Non-interest income (3)	2,282	1,128
	$2,229	$2,003
Trading revenue by product line:
Interest rates	$469	$335
Foreign exchange	927	899
Equities (1)	626	611
Commodities	197	144
Other	10	14
	$2,229	$2,003

(1)
Includes a TEB adjustment of $254 million (2022: $211 million) reported within Capital Markets and Direct Financial Services. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements for further details.

(2)
Trading activities include those that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI’s CAR Guideline.

(3)
Reported as part of the Gains (losses) from financial instruments measured/designated at FVTPL in the consolidated statement of income, which consist of a gain of $2,282 million (2022: $1,128 million) related to trading financial instruments measured/designated at FVTPL and a gain of $64 million (2022: $44 million) relating to non-trading
financial instruments measured/designated at FVTPL.

Trading revenue was up $226 million or 11% from 2022, primarily due to higher interest rates, commodities and foreign exchange trading revenue.
Trading revenue comprises net interest income and
non-interest
income. Net interest income arises from interest and dividends relating to financial assets and liabilities associated with trading activities, other than derivatives, net of interest expense and interest income associated with funding these assets and liabilities.
Non-interest
income includes realized and unrealized gains and losses on securities mandatorily measured at FVTPL and income relating to changes in fair value of derivative financial instruments. Trading revenue excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of income. Trading activities and related risk management strategies can

8	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

periodically shift income between net interest income and
non-interest
income. Therefore, we view total trading revenue as the most appropriate measure of trading performance.
Provision for credit losses

$ millions, for the year ended October 31	2023	2022
Provision for (reversal of) credit losses – impaired
Canadian Personal and Business Banking	$922	$534
Canadian Commercial Banking and Wealth Management	108	22
U.S. Commercial Banking and Wealth Management	520	113
Capital Markets and Direct Financial Services	4	(31)
Corporate and Other	40	59
	1,594	697
Provision for (reversal of) credit losses – performing
Canadian Personal and Business Banking	64	342
Canadian Commercial Banking and Wealth Management	35	1
U.S. Commercial Banking and Wealth Management	330	105
Capital Markets and Direct Financial Services	15	(31)
Corporate and Other	(28)	(57)
	416	360
	$2,010	$1,057
Provision for credit losses was up $953 million or 90% from 2022. Provision for credit losses on performing loans was up largely due to unfavourable credit migration across all SBUs, partially offset by a less unfavourable change in our economic outlook in 2023. Provision for credit losses on impaired loans was up largely due to higher provisions in U.S. Commercial Banking and Wealth Management, and higher write-offs in Canadian Personal and Business Banking.
For further details regarding provision for credit losses in our SBUs, refer to the “Strategic business units overview” section.
Non-interest
expenses

$ millions, for the year ended October 31	2023	2022
Employee compensation and benefits
Salaries (1)	$4,168	$3,770
Performance-based compensation	2,513	2,460
Benefits	869	927
	7,550	7,157
Occupancy costs (2)	823	853
Computer, software and office equipment	2,467	2,297
Communications	364	352
Advertising and business development	304	334
Professional fees	245	313
Business and capital taxes	124	123
Other	2,472	1,374
	$14,349	$12,803

(1)	Includes termination benefits.
(2)	Includes nil (2022: $37 million), related to the consolidation of our real estate portfolio, shown as items of note.
Non-interest
expenses were up $1,546 million or 12% from 2022.
Employee compensation and benefits were up $393 million or 5%, primarily due to higher employee-related compensation. Higher employee termination costs were largely offset by a pension plan amendment gain.
Computer, software and office equipment were up $170 million or 7%, primarily due to higher spending on strategic initiatives.
Professional fees were down $68 million or 22%, primarily due to lower consulting expenses associated with strategic initiatives in support of growth in our commercial banking platform and infrastructure build in our U.S. franchise.
Other expenses were
up $1,098 million or 80%, as the current year included an increase in legal provisions, including those shown as an item of note.
Taxes

$ millions, for the year ended October 31	2023	2022
Income taxes	$1,931	$1,730
Indirect taxes (1)
Goods and Services Tax (GST), Harmonized Sales Tax (HST) and sales taxes	484	471
Payroll taxes	387	368
Capital taxes	81	84
Property and business taxes	78	73
Total indirect taxes	1,030	996
Total taxes	$2,961	$2,726
Reported effective tax rate	27.7%	21.7%
Total taxes as a percentage of net income before deduction of total taxes	37.0%	30.4%

(1)	Certain amounts are based on a paid or payable basis and do not factor in capitalization and subsequent amortization.

CIBC 2023 ANNUAL REPORT	9

Management’s discussion and analysis

Total income and indirect taxes were up $235 million from 2022.
Income tax expense was $1,931 million, up $201 million from 2022. This was due to the CRD tax and the retroactive impact of the 1.5% tax rate increase recognized in the current year, partially offset by the impact of lower income taxes due to earnings mix in the current year.
Indirect taxes were up $34 million from 2022, due to increases in both sales taxes and payroll taxes. Sales taxes increased by $13 million from 2022, primarily due to increases in certain sales tax amounts in respect of our foreign operations. Payroll taxes were up $19 million from 2022, primarily due to increases in statutory pension and unemployment insurance contributions driven by higher employee-related compensation. Indirect taxes are included in non-interest
expenses.
Canadian tax proposals
The Canadian federal government has released tax proposals that would impact CIBC if enacted. The 2023 Canadian Federal budget included a proposal to deny the deduction of dividends received by financial institutions on Canadian shares held as mark-to-market property. Draft legislation released on August 4, 2023 included a 2% buy back tax as well as a 15% global minimum tax further to the Organisation for Economic
Co-operation
and Development’s (OECD)
two-pillar
plan (OECD Pillar Two). The budget proposal in respect of dividends was not included in the legislative release. The 2023 Fall Economic Statement, released on November 21, 2023, included a proposal to exclude taxable preferred shares from the application of the proposed dividend denial measure. A Notice of Ways and Means Motion to introduce a bill to implement certain measures from the 2023 Budget and the 2023 Fall Economic Statement, was released and tabled in Parliament on November 28, 2023, which included the Budget 2023 Dividend Proposal.
Foreign exchange
The estimated impact of U.S. dollar translation on key lines of our consolidated statement of income, as a result of changes in average exchange rates, is as follows:

	2023	2022
	vs.	vs.
$ millions, for the year ended October 31	2022	2021
Estimated increase in:
Total revenue	$225	$143
Provision for credit losses	37	6
Non-interest expenses	158	65
Income taxes	18	10
Net income	12	62
Impact on EPS (1) :
Basic	$0.01	$0.07
Diluted	0.01	0.07
Average USD appreciation relative to CAD	4.5%	2.9%

(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

Fourth quarter review

$ millions, except per share amounts, for the three months ended					2023				2022
		Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	Revenue
	Canadian Personal and Business Banking	$2,455	$2,412	$2,280	$2,260	$2,262	$2,321	$2,143	$2,183
	Canadian Commercial Banking and Wealth Management	1,366	1,350	1,336	1,351	1,316	1,338	1,303	1,297
	U.S. Commercial Banking and Wealth Management	672	666	648	706	653	604	591	609
	Capital Markets and Direct Financial Services (1)	1,290	1,355	1,362	1,481	1,182	1,199	1,316	1,304
	Corporate and Other (1)	61	67	76	129	(25)	109	23	105
	Total revenue	$5,844	$5,850	$5,702	$5,927	$5,388	$5,571	$5,376	$5,498
	Net interest income	$3,197	$3,236	$3,187	$3,205	$3,185	$3,236	$3,088	$3,132
	Non-interest income	2,647	2,614	2,515	2,722	2,203	2,335	2,288	2,366
	Total revenue	5,844	5,850	5,702	5,927	5,388	5,571	5,376	5,498
	Provision for credit losses	541	736	438	295	436	243	303	75
	Non-interest expenses	3,440	3,307	3,140	4,462	3,483	3,183	3,114	3,023
	Income before income taxes	1,863	1,807	2,124	1,170	1,469	2,145	1,959	2,400
	Income taxes	380	377	436	738	284	479	436	531
	Net income	$1,483	$1,430	$1,688	$432	$1,185	$1,666	$1,523	$1,869
	Net income attributable to:
	Non-controlling interests	$8	$10	$11	$9	$7	$6	$5	$5
	Equity shareholders	1,475	1,420	1,677	423	1,178	1,660	1,518	1,864
EPS	– basic (2)	$1.53	$1.47	$1.77	$0.39	$1.26	$1.79	$1.63	$2.02
	– diluted (2)	1.53	1.47	1.76	0.39	1.26	1.78	1.62	2.01

(1)	Capital Markets and Direct Financial Services revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
(2)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.

Compared with Q4/22
Net income for the quarter was $1,483 million, up $298 million or 25% from the fourth quarter of 2022.
Net interest income was up $12 million, primarily due to higher net interest margin and volume growth across most of our businesses, partially offset by lower trading net interest income.
Non-interest
income was up $444 million or 20%, primarily due to higher trading non-interest income, higher gains from foreign exchange other than trading and higher credit fees.

10	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Provision for credit losses was up $105 million or 24% from the same quarter last year. Provision for credit losses on performing loans was down $154 million, largely due to a more unfavourable change in our economic outlook in the same quarter last year. Provision for credit losses on impaired loans was up $259 million, mainly attributable to Canadian Personal and Business Banking, and U.S. Commercial Banking and Wealth Management.
Non-interest
expenses were down $43 million or 1%, as the prior period included higher spending on strategic initiatives, including from the acquisition of the Canadian Costco credit card portfolio.
Income tax expense was up $96 million or 34%, primarily due to higher income.
Compared with Q3/23
Net income for the quarter was up $53 million or 4% from the prior quarter.
Net interest income was down $39 million or 1%, primarily due to lower trading net interest income, partially offset by higher net interest margin and volume growth across most of our businesses.
Non-interest
income was up $33 million or 1%, primarily due to higher trading non-interest income, higher card fees, partially offset by lower credit fees and lower net gains from our investment portfolios.
Provision for credit losses was down $195 million or 26% from the prior quarter. Provision for credit losses on performing loans was down $195 million, primarily due to a more unfavourable change in our economic outlook in the prior quarter. Provision for credit losses on impaired loans was comparable with the prior quarter.
Non-interest
expenses were up $133 million or 4%, primarily due to higher spending on strategic initiatives, the impairment of our brand intangible asset related to CIBC FirstCaribbean, and an increase in legal provisions.
Income tax expense was up $3 million or 1%, primarily due to higher income.
Quarterly trend analysis
Our quarterly results are modestly affected by seasonal factors. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of market activity, which affects our brokerage, investment management, and capital markets activities.
Revenue
Revenue in our lending and deposit-taking businesses is generally driven by volume growth, fees related to client transaction activity and the interest rate environment. Our wealth management businesses are driven by net sales activity impacting AUA and AUM, the level of client investment activity and market conditions. Capital markets revenue is also influenced, to a large extent, by market conditions affecting client trading, underwriting and advisory activity.
Canadian Personal and Business Banking has benefitted from loan and deposit growth through the last eight quarters driven by organic client growth, franchising our client base, and the completion of the acquisition of the Canadian Costco credit card portfolio in the second quarter of 2022. In more recent periods, the rising rate environment has contributed to slower growth in loans and deposits and improved net interest margin, through wider deposit margins, partially offset by compressed loan margins.
Canadian Commercial Banking and Wealth Management revenue has benefitted from commercial banking volume growth, offset by market-related headwinds in wealth management. In commercial banking, revenue growth was driven by robust client demand that has tempered in recent quarters and from an increase in interest rates. In wealth management, AUA and AUM growth and associated fee income has been impacted by volatility in equity markets along with the impact of macro environmental factors.
U.S. Commercial Banking and Wealth Management has benefitted from increased loan volumes, net flows and fee income. This is offset by market-related headwinds in wealth management due to market volatility, and the recent slowing in loan growth and deposit decreases.
Capital Markets and Direct Financial Services had lower trading revenue in the third and fourth quarters of 2022 and 2023. The first quarter of 2023 had higher trading revenue driven by robust market conditions and strong client activity.
Corporate and Other included the impact of an increase in funding costs starting in the second quarter of 2022 from an increase in credit spreads. Rising interest rates since the second quarter of 2022 have resulted in higher margins in International banking.
Provision for credit losses
Provision for credit losses is dependent upon the credit cycle, on the credit performance of the loan portfolios, and changes in our economic outlook. We continue to operate in an uncertain macroeconomic environment due to concerns related to higher levels of interest rates and inflation, geopolitical events and slower economic growth. There is considerable judgment involved in the estimation of expected credit losses in the current environment.
The first quarter of 2022 reflected a moderate improvement in economic conditions as well as our economic outlook. Faster than expected pace of interest rate increases, along with rising inflation, continued supply chain disruption and the increase in global geopolitical concerns, impacted our provision for credit losses on performing loans in the second, third and fourth quarters of 2022, and the third and fourth quarters of 2023. Unfavourable credit migration also impacted our provision for credit losses on performing loans in the first, second and third quarters of 2023. An unfavourable outlook for the U.S. real estate and construction sector contributed to an increase in provision for credit losses on performing loans in the second, third and fourth quarters of 2023.
In Canadian Personal and Business Banking, lower insolvencies and write-offs in credit cards relative to pre-pandemic
levels impacted the first and second quarters of 2022. The decrease in insolvencies was in line with the national Canadian trend and the decrease in write-offs was a benefit from the household savings that built up during the pandemic. Commencing in the second quarter of 2022, our loan losses included write-offs from the seasoning of the acquired Canadian Costco credit card portfolio. Starting from the third quarter of 2022, consumer write-offs have trended higher.
In Canadian Commercial Banking and Wealth Management, we have seen higher provisions on impaired loans in fiscal 2023.
In U.S. Commercial Banking and Wealth Management, the first, second and fourth quarters of 2022, and all quarters of 2023 included higher provisions on impaired loans. The increased provision in the second, third and fourth quarters of 2023 was mainly attributable to the real estate and construction sector.
In Capital Markets and Direct Financial Services, impaired loan losses have continued to remain low.
In Corporate and Other, provisions for impaired loans have remained relatively stable. The fourth quarter of 2023 included a provision reversal.

CIBC 2023 ANNUAL REPORT	11

Management’s discussion and analysis

Non-interest
expenses
Non-interest
expenses have fluctuated over the period largely due to changes in employee compensation expenses, investments in strategic initiatives and movement in foreign exchange rates. The second and fourth quarters of 2022, and the first quarter of 2023 included increases in legal provisions in Corporate and Other, all shown as items of note. The second quarter of 2023 included a decrease in legal provisions, shown as an item of note. The fourth quarter of 2022 included charges related to the consolidation of our real estate portfolio as a result of our move to our new global headquarters, both shown as items of note.
Income taxes
Income taxes vary with changes in taxable income in the jurisdictions in which the income is earned. The first quarter of 2023 included an income tax charge taken to recognize the CRD tax and the retroactive impact of the 1.5% tax rate increase, which was shown as an item of note.
Review of 2022 financial performance

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services (1)	Corporate and Other (1)	CIBC Total
2022	Net interest income	$6,657	$1,672	$1,655	$2,814	$(157)	$12,641
	Non-interest income	2,252	3,582	802	2,187	369	9,192
	Total revenue	8,909	5,254	2,457	5,001	212	21,833
	Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057
	Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803
	Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973
	Income taxes	809	680	151	718	(628)	1,730
	Net income (loss)	$2,249	$1,895	$760	$1,908	$(569)	$6,243
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$23	$23
	Equity shareholders	2,249	1,895	760	1,908	(592)	6,220
2021	Net interest income	$5,954	$1,291	$1,449	$2,701	$64	$11,459
	Non-interest income	2,196	3,379	745	1,819	417	8,556
	Total revenue	8,150	4,670	2,194	4,520	481	20,015
	Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158
	Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535
	Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322
	Income taxes	892	601	222	646	(485)	1,876
	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446
	Net income (loss) attributable to:
	Non-controlling interests	$–	$–	$–	$–	$17	$17
	Equity shareholders	2,494	1,665	926	1,857	(513)	6,429

(1)	Capital Markets and Direct Financial Services revenue and income taxes are reported on a TEB with an equivalent offset in the revenue and income taxes of Corporate and Other.
The following discussion provides a comparison of our results of operations for the years ended October 31, 2022 and 2021.
Overview
Net income for 2022 was $6,243 million, compared with $6,446 million in 2021. The decrease in net income of $203 million was due to higher non-interest
expenses and a higher provision for credit losses, partially offset by higher revenue.
Consolidated CIBC
Net interest income
Net interest income was up $1,182 million or 10% from 2021, primarily due to volume growth across our businesses, partially offset by lower trading income.
Non-interest
income
Non-interest
income was up $636 million or 7% from 2021, primarily due to higher trading revenue, higher fee-based
revenue driven by higher average AUA and AUM in our wealth management businesses, growth in fees related to commercial borrowing, and higher fees in Canadian Personal and Business Banking, partially offset by lower equity and debt issuance revenue and lower net realized gains from dispositions of FVOCI debt securities.
Provision for credit losses
Provision for credit losses was up $899 million or 569% from 2021, as provisions for performing loans in 2022 reflected an unfavourable change in our economic outlook, while 2021 benefitted from a favourable change in our economic outlook driven by the recovery from the
COVID-19
pandemic.
Non-interest
expenses
Non-interest
expenses were up $1,268 million or 11% from 2021, primarily due to higher employee-related and performance-based compensation, higher spending on strategic initiatives, an increase in legal provisions and costs associated with the acquisition of the Canadian Costco credit card portfolio in 2022, both shown as items of note.
Income taxes
Income tax expense was down $146 million or 8% from 2021, primarily due to lower income and also an increase in the relative proportion of income subject to lower rates of income tax.

12	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Revenue by segment
Canadian Personal and Business Banking
Revenue was up $759 million or 9% from 2021, primarily due to volume growth, including from the acquisition of the Canadian Costco credit card portfolio, and higher fee income.
Canadian Commercial Banking and Wealth Management
Revenue was up $584 million or 13% from 2021. Commercial banking revenue was up $451 million or 25%, primarily due to higher net interest income from loan and deposit growth, higher deposit spreads that benefitted from the rising interest rate environment, and higher fees. Wealth management revenue was up $133 million or 5%, primarily due to higher fee-based
revenue driven by higher average AUA and AUM reflecting market appreciation and the impact of net sales, and higher net interest income, mainly from deposits, partially offset by lower commission revenue from decreased client activity.
U.S. Commercial Banking and Wealth Management
Revenue was up $263 million or 12% from 2021. Commercial banking revenue was up $169 million or 12%, primarily due to higher net interest income from loan growth, higher fees from loan syndication, and the impact of foreign exchange translation, partially offset by lower loan margins. Wealth management revenue was up $94 million or 13%, primarily due to higher net interest income from deposit growth, higher deposit margins, the impact of foreign exchange translation, and higher fee-based
revenue driven by higher average AUA and AUM balances and net sales.
Capital Markets and Direct Financial Services
Revenue was up $481 million or 11% from 2021. Global markets revenue was up $246 million or 12%, primarily due to higher foreign exchange, global collateral finance and equity derivatives trading revenue, partially offset by lower commodities trading revenue. Corporate and investment banking revenue was up $84 million or 5%, primarily due to higher corporate banking and advisory revenue, and higher gains from our investment portfolios, partially offset by lower equity and debt underwriting activity. Direct financial services revenue was up $151 million or 18%, primarily due to higher revenue from Simplii Financial, and higher volumes and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.
Corporate and Other
Revenue was down $269 million or 56% from 2021. International banking revenue was up $91 million, primarily due to the impact of foreign exchange translation, higher net product spreads that benefitted from the rising interest rate environment, and higher fee-based
revenue in International banking. Other revenue was down $360 million, primarily due to lower treasury revenue related to an increase in funding costs from higher credit and liquidity spreads.

CIBC 2023 ANNUAL REPORT	13

Management’s discussion and analysis

Non-GAAP
measures
We use a number of financial measures to assess the performance of our business lines as described below. Some measures are calculated in accordance with GAAP (IFRS), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP
measures, which include
non-GAAP
financial measures and
non-GAAP
ratios as defined in National Instrument
52-112
“Non-GAAP
and Other Financial Measures Disclosure”, useful in understanding how management views underlying business performance.

Adjusted measures
Management assesses results on a reported and adjusted basis and considers both as useful measures of performance. Adjusted measures, which include adjusted total revenue, adjusted provision for credit losses, adjusted non-interest
expenses, adjusted income before income taxes, adjusted income taxes and adjusted net income, in addition to the adjusted measures noted below, remove items of note from reported results to calculate our adjusted results. Items of note include the amortization of intangible assets, and certain items of significance that arise from time to time which management believes are not reflective of underlying business performance. We believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends. While we believe that adjusted measures may facilitate comparisons between our results and those of some of our Canadian peer banks, which make similar adjustments in their public disclosure, it should be noted that there is no standardized meaning for adjusted measures under GAAP.
We also adjust our results to gross up
tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. See the “Strategic business units overview” section and Note 30 to our consolidated financial statements for further details.
Adjusted diluted EPS
We adjust our reported diluted EPS to remove the impact of items of note, net of income taxes, to calculate the adjusted EPS.
Adjusted efficiency ratio
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted efficiency ratio.
Adjusted operating leverage
We adjust our reported revenue and
non-interest
expenses to remove the impact of items of note and gross up
tax-exempt
revenue to bring it to a TEB, to calculate the adjusted operating leverage.
Adjusted dividend payout ratio
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted dividend payout ratio.
Adjusted return on common shareholders’ equity
We adjust our reported net income attributable to common shareholders to remove the impact of items of note, net of income taxes, to calculate the adjusted return on common shareholders’ equity.
Adjusted effective tax rate
We adjust our reported income before income taxes and reported income taxes to remove the impact of items of note, to calculate the adjusted effective tax rate.
Pre-provision,
pre-tax
earnings
Pre-provision,
pre-tax
earnings is calculated as revenue net of
non-interest
expenses, and provides the reader with an assessment of our ability to generate earnings to cover credit losses through the credit cycle, as well as an additional basis for comparing underlying business performance between periods by excluding the impact of provision for credit losses, which involves the application of judgments and estimates related to matters that are uncertain and can vary significantly between periods. We adjust our pre-provision,
pre-tax
earnings to remove the impact of items of note to calculate the adjusted pre-provision,
pre-tax
earnings. As discussed above, we believe that adjusted measures provide the reader with a better understanding of how management assesses underlying business performance and facilitates a more informed analysis of trends.
Allocated common equity
Common equity is allocated to the strategic business units (SBUs) based on the estimated amount of regulatory capital required to support their businesses (as determined for the consolidated bank pursuant to Office of the Superintendent of Financial Institution’s (OSFI’s) regulatory capital requirements and internal targets). Unallocated common equity is reported in Corporate and Other. Allocating capital on this basis provides a consistent framework to evaluate the returns of each SBU commensurate with the risk assumed. As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total 3 years of revenue and total 10 years of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023. For additional information, see the “Risks arising from business activities” section.
Segmented return on equity
We use return on equity on a segmented basis as one of the measures for performance evaluation and resource allocation decisions. While return on equity for total CIBC provides a measure of return on common equity, return on equity on a segmented basis provides a similar metric based on allocated common equity to our SBUs. As a result, segmented return on equity is a non-GAAP
ratio. Segmented return on equity is calculated as net income attributable to common shareholders for each SBU expressed as a percentage of average allocated common equity, which is the average of monthly allocated common equity during the period.

14	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2023	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$9,407	$5,403	$2,692	$5,488	$333	$23,323	$1,994
Provision for credit losses	986	143	850	19	12	2,010	630
Non-interest expenses	5,174	2,691	1,466	2,721	2,297	14,349	1,086
Income (loss) before income taxes	3,247	2,569	376	2,748	(1,976)	6,964	278
Income taxes	889	691	(3)	762	(408)	1,931	(2)
Net income (loss)	2,358	1,878	379	1,986	(1,568)	5,033	280
Net income attributable to non-controlling interests	–	–	–	–	38	38	–
Net income (loss) attributable to equity shareholders	2,358	1,878	379	1,986	(1,606)	4,995	280
Diluted EPS ($) (1)						$5.16
Impact of items of note (2)
Revenue
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	$34	$–	$–	$–	$–	$34	$–
Impact of items of note on revenue	34	–	–	–	–	34	–
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	(26)	–	(56)	–	(39)	(121)	(41)
Increase in legal provisions (3)	–	–	–	–	(1,055)	(1,055)	–
Impact of items of note on non-interest expenses	(26)	–	(56)	–	(1,094)	(1,176)	(41)
Total pre-tax impact of items of note on net income	60	–	56	–	1,094	1,210	41
Income taxes
Amortization and impairment of acquisition-related intangible assets	6	–	15	–	4	25	11
Commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget	9	–	–	–	–	9	–
Increase in legal provisions (3)	–	–	–	–	293	293	–
Income tax charge related to the 2022 Canadian Federal budget (4)	–	–	–	–	(545)	(545)	–
Impact of items of note on income taxes	15	–	15	–	(248)	(218)	11
Total after-tax impact of items of note on net income	$45	$–	$41	$–	$1,342	$1,428	$30
Impact of items of note on diluted EPS ($) (1)						$1.56
Operating results – adjusted (5)
Total revenue – adjusted (6)	$9,441	$5,403	$2,692	$5,488	$333	$23,357	$1,994
Provision for credit losses – adjusted	986	143	850	19	12	2,010	630
Non-interest expenses – adjusted	5,148	2,691	1,410	2,721	1,203	13,173	1,045
Income (loss) before income taxes – adjusted	3,307	2,569	432	2,748	(882)	8,174	319
Income taxes – adjusted	904	691	12	762	(656)	1,713	9
Net income (loss) – adjusted	2,403	1,878	420	1,986	(226)	6,461	310
Net income attributable to non-controlling interests – adjusted	–	–	–	–	38	38	–
Net income (loss) attributable to equity shareholders – adjusted	2,403	1,878	420	1,986	(264)	6,423	310
Adjusted diluted EPS ($) (1)						$6.72

(1)
On April 7, 2022, CIBC shareholders approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to all periods presented.

(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Relates to the net legal provisions recognized in the first and second quarters of 2023.
(4)
The income tax charge is comprised of $510 million for the present value of the estimated amount of the Canada Recovery Dividend (CRD) tax of $555 million, and a charge of $35 million related to the fiscal 2022 impact of the 1.5% increase in the tax rate applied to taxable income of certain bank and insurance entities in excess of $100 million for periods after April 2022. The discount of $45 million on the CRD tax accretes over the four-year payment period from initial recognition.

(5)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(6)	CIBC total results excludes a taxable equivalent basis (TEB) adjustment of $254 million (2022: $211 million). Our adjusted efficiency ratio and adjusted operating leverage are calculated on a TEB.
(7)
Acquisition and integration costs, shown as an item of note starting in the fourth quarter of 2021, are comprised of incremental costs incurred as part of planning for and executing the integration of the Canadian Costco credit card portfolio, including enabling franchising opportunities, the upgrade and conversion of systems and processes, project delivery, communication costs and client welcome bonuses. Purchase accounting adjustments shown as an item of note starting in the second quarter of 2022, include the accretion of the acquisition date fair value discount on the acquired Canadian Costco credit card receivables. Provision for credit losses for performing loans associated with the acquisition of the Canadian Costco credit card portfolio, included the stage 1 ECL allowance established immediately after the acquisition date and the impact of the migration of stage 1 accounts to stage 2 during the second quarter of 2022. Integration costs, shown as an item of note from the second quarter of 2017 to the fourth quarter of 2019, are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Transaction costs, shown as an item of note from the second quarter of 2017 to the fourth quarter of 2019, included legal and other advisory fees, as well as interest adjustments relating to the obligation payable to dissenting shareholders. Purchase accounting adjustments, shown as an item of note from the fourth quarter of 2017 to the fourth quarter of 2019, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, and changes in the fair value of contingent consideration relating to the Geneva Advisors and Wellington Financial acquisitions.

CIBC 2023 ANNUAL REPORT	15

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2022	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,909	$5,254	$2,457	$5,001	$212	$21,833	$1,902
Provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
Non-interest expenses	4,975	2,656	1,328	2,437	1,407	12,803	1,028
Income (loss) before income taxes	3,058	2,575	911	2,626	(1,197)	7,973	705
Income taxes	809	680	151	718	(628)	1,730	117
Net income (loss)	2,249	1,895	760	1,908	(569)	6,243	588
Net income attributable to non-controlling interests	–	–	–	–	23	23	–
Net income (loss) attributable to equity shareholders	2,249	1,895	760	1,908	(592)	6,220	588
Diluted EPS ($) (1)						$6.68
Impact of items of note (2)
Revenue
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (7)	$(16)	$–	$–	$–	$–	$(16)	$–
Impact of items of note on revenue	(16)	–	–	–	–	(16)	–
Provision for (reversal of) credit losses
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (7)	(94)	–	–	–	–	(94)	–
Impact of items of note on provision for (reversal of) credit losses	(94)	–	–	–	–	(94)	–
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	(18)	–	(68)	–	(12)	(98)	(53)
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (7)	(103)	–	–	–	–	(103)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(37)	(37)	–
Increase in legal provisions	–	–	–	–	(136)	(136)	–
Impact of items of note on non-interest expenses	(121)	–	(68)	–	(185)	(374)	(53)
Total pre-tax impact of items of note on net income	199	–	68	–	185	452	53
Income taxes
Amortization and impairment of acquisition-related intangible assets	4	–	18	–	1	23	14
Acquisition and integration-related costs as well as purchase accounting adjustments and provision for credit losses for performing loans (7)	48	–	–	–	–	48	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	10	10	–
Increase in legal provisions	–	–	–	–	36	36	–
Impact of items of note on income taxes	52	–	18	–	47	117	14
Total after-tax impact of items of note on net income	$147	$–	$50	$–	$138	$335	$39
Impact of items of note on diluted EPS ($) (1)						$0.37
Operating results – adjusted (5)
Total revenue – adjusted (6)	$8,893	$5,254	$2,457	$5,001	$212	$21,817	$1,902
Provision for (reversal of) credit losses – adjusted	782	23	218	(62)	2	963	169
Non-interest expenses – adjusted	4,854	2,656	1,260	2,437	1,222	12,429	975
Income (loss) before income taxes – adjusted	3,257	2,575	979	2,626	(1,012)	8,425	758
Income taxes – adjusted	861	680	169	718	(581)	1,847	131
Net income (loss) – adjusted	2,396	1,895	810	1,908	(431)	6,578	627
Net income attributable to non-controlling interests – adjusted	–	–	–	–	23	23	–
Net income (loss) attributable to equity shareholders – adjusted	2,396	1,895	810	1,908	(454)	6,555	627
Adjusted diluted EPS ($) (1)						$7.05
See previous page for footnote references.

16	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2021	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,150	$4,670	$2,194	$4,520	$481	$20,015	$1,748
Provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses	4,414	2,443	1,121	2,117	1,440	11,535	893
Income (loss) before income taxes	3,386	2,266	1,148	2,503	(981)	8,322	916
Income taxes	892	601	222	646	(485)	1,876	177
Net income (loss)	2,494	1,665	926	1,857	(496)	6,446	739
Net income attributable to non-controlling interests	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders	2,494	1,665	926	1,857	(513)	6,429	739
Diluted EPS ($) (1)						$6.96
Impact of items of note (2)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$–	$–	$(68)	$–	$(11)	$(79)	$(54)
Acquisition and integration-related costs (7)	(12)	–	–	–	–	(12)	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(109)	(109)	–
Increase in legal provisions	–	–	–	–	(125)	(125)	–
Impact of items of note on non-interest expenses	(12)	–	(68)	–	(245)	(325)	(54)
Total pre-tax impact of items of note on net income	12	–	68	–	245	325	54
Income taxes
Amortization and impairment of acquisition-related intangible assets	–	–	18	–	1	19	14
Acquisition and integration-related costs (7)	3	–	–	–	–	3	–
Charge related to the consolidation of our real estate portfolio	–	–	–	–	29	29	–
Increase in legal provisions	–	–	–	–	33	33	–
Impact of items of note on income taxes	3	–	18	–	63	84	14
Total after-tax impact of items of note on net income	$9	$–	$50	$–	$182	$241	$40
Impact of items of note on diluted EPS ($) (1)						$0.27
Operating results – adjusted (5)
Total revenue – adjusted (6)	$8,150	$4,670	$2,194	$4,520	$481	$20,015	$1,748
Provision for (reversal of) credit losses – adjusted	350	(39)	(75)	(100)	22	158	(61)
Non-interest expenses – adjusted	4,402	2,443	1,053	2,117	1,195	11,210	839
Income (loss) before income taxes – adjusted	3,398	2,266	1,216	2,503	(736)	8,647	970
Income taxes – adjusted	895	601	240	646	(422)	1,960	191
Net income (loss) – adjusted	2,503	1,665	976	1,857	(314)	6,687	779
Net income attributable to non-controlling interests – adjusted	–	–	–	–	17	17	–
Net income (loss) attributable to equity shareholders – adjusted	2,503	1,665	976	1,857	(331)	6,670	779
Adjusted diluted EPS ($) (1)						$7.23
See previous pages for footnote references.

CIBC 2023 ANNUAL REPORT	17

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2020	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$7,922	$4,121	$2,043	$4,053	$602	$18,741	$1,520
Provision for credit losses	1,189	303	487	311	199	2,489	358
Non-interest expenses	4,308	2,179	1,126	1,929	1,820	11,362	838
Income (loss) before income taxes	2,425	1,639	430	1,813	(1,417)	4,890	324
Income taxes	640	437	55	505	(539)	1,098	42
Net income (loss)	1,785	1,202	375	1,308	(878)	3,792	282
Net income attributable to non-controlling interests	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders	1,785	1,202	375	1,308	(880)	3,790	282
Diluted EPS ($) (1)						$4.11
Impact of items of note (2)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	$(8)	$(1)	$(83)	$–	$(13)	$(105)	$(62)
Charge related to the consolidation of our real estate portfolio	–	–	–	–	(114)	(114)	–
Increase in legal provisions	–	–	–	–	(70)	(70)	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	–	–	–	79	79	–
Restructuring charges, primarily relating to employee severance and related costs	–	–	–	–	(339)	(339)	–
Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean	–	–	–	–	(248)	(248)	–
Impact of items of note on non-interest expenses	(8)	(1)	(83)	–	(705)	(797)	(62)
Total pre-tax impact of items of note on net income	8	1	83	–	705	797	62
Income taxes
Amortization and impairment of acquisition-related intangible assets	2	–	22	–	1	25	17
Charge related to the consolidation of our real estate portfolio	–	–	–	–	30	30	–
Increase in legal provisions	–	–	–	–	19	19	–
Gain as a result of plan amendments related to pension and other post-employment plans	–	–	–	–	(21)	(21)	–
Restructuring charges, primarily relating to employee severance and related costs	–	–	–	–	89	89	–
Impact of items of note on income taxes	2	–	22	–	118	142	17
Total after-tax impact of items of note on net income	$6	$1	$61	$–	$587	$655	$45
Impact of items of note on diluted EPS ($) (1)						$0.74
Operating results – adjusted (5)
Total revenue – adjusted (6)	$7,922	$4,121	$2,043	$4,053	$602	$18,741	$1,520
Provision for credit losses – adjusted	1,189	303	487	311	199	2,489	358
Non-interest expenses – adjusted	4,300	2,178	1,043	1,929	1,115	10,565	776
Income (loss) before income taxes – adjusted	2,433	1,640	513	1,813	(712)	5,687	386
Income taxes – adjusted	642	437	77	505	(421)	1,240	59
Net income (loss) – adjusted	1,791	1,203	436	1,308	(291)	4,447	327
Net income attributable to non-controlling interests – adjusted	–	–	–	–	2	2	–
Net income (loss) attributable to equity shareholders – adjusted	1,791	1,203	436	1,308	(293)	4,445	327
Adjusted diluted EPS ($) (1)						$4.85
See previous pages for footnote references.

18	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) results to non-GAAP
(adjusted) results on a segmented basis.

$ millions, for the year ended October 31, 2019	Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
Operating results – reported
Total revenue	$8,240	$4,027	$1,911	$3,475	$958	$18,611	$1,438
Provision for credit losses	889	163	73	160	1	1,286	55
Non-interest expenses	4,459	2,106	1,114	1,802	1,375	10,856	838
Income (loss) before income taxes	2,892	1,758	724	1,513	(418)	6,469	545
Income taxes	766	471	76	396	(361)	1,348	58
Net income (loss)	2,126	1,287	648	1,117	(57)	5,121	487
Net income attributable to non-controlling interests	–	–	–	–	25	25	–
Net income (loss) attributable to equity shareholders	2,126	1,287	648	1,117	(82)	5,096	487
Diluted EPS ($) (1)						$5.60
Impact of items of note (2)
Revenue
Settlement of certain income tax matters	$–	$–	$–	$–	$(67)	$(67)	$–
Purchase accounting adjustments (7)	–	–	(34)	–	–	(34)	(26)
Impact of items of note on revenue	–	–	(34)	–	(67)	(101)	(26)
Non-interest expenses
Amortization and impairment of acquisition-related intangible assets	(9)	(1)	(88)	–	(11)	(109)	(66)
Transaction and integration-related costs as well as purchase accounting adjustments (7)	–	–	–	–	11	11	–
Increase in legal provisions	–	–	–	–	(28)	(28)	–
Goodwill impairment charge related to our controlling interest in CIBC FirstCaribbean	–	–	–	–	(135)	(135)	–
Charge for payment made to Air Canada, including related sales tax and transaction costs	(227)	–	–	–	–	(227)	–
Impact of items of note on non-interest expenses	(236)	(1)	(88)	–	(163)	(488)	(66)
Total pre-tax impact of items of note on net income	236	1	54	–	96	387	40
Income taxes
Amortization and impairment of acquisition-related intangible assets	2	–	23	–	2	27	17
Transaction and integration-related costs as well as purchase accounting adjustments (7)	–	–	(9)	–	(3)	(12)	(7)
Increase in legal provisions	–	–	–	–	7	7	–
Settlement of certain income tax matters	–	–	–	–	(18)	(18)	–
Charge for payment made to Air Canada, including related sales tax and transaction costs	60	–	–	–	–	60	–
Impact of items of note on income taxes	62	–	14	–	(12)	64	10
Total after-tax impact of items of note on net income	$174	$1	$40	$–	$108	$323	$30
Impact of items of note on diluted EPS ($) (1)						$0.36
Operating results – adjusted (5)
Total revenue – adjusted (6)	$8,240	$4,027	$1,877	$3,475	$891	$18,510	$1,412
Provision for credit losses – adjusted	889	163	73	160	1	1,286	55
Non-interest expenses – adjusted	4,223	2,105	1,026	1,802	1,212	10,368	772
Income (loss) before income taxes – adjusted	3,128	1,759	778	1,513	(322)	6,856	585
Income taxes – adjusted	828	471	90	396	(373)	1,412	68
Net income – adjusted	2,300	1,288	688	1,117	51	5,444	517
Net income attributable to non-controlling interests – adjusted	–	–	–	–	25	25	–
Net income attributable to equity shareholders – adjusted	2,300	1,288	688	1,117	26	5,419	517
Adjusted diluted EPS ($) (1)						$5.96
See previous pages for footnote references.

CIBC 2023 ANNUAL REPORT	19

Management’s discussion and analysis

The following table provides a reconciliation of GAAP (reported) net income to non-GAAP
(adjusted)
pre-provision,
pre-tax
earnings on a segmented basis.

$ millions, for the year ended October 31		Canadian Personal and Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets and Direct Financial Services	Corporate and Other	CIBC Total	U.S. Commercial Banking and Wealth Management (US$ millions)
2023	Net income (loss)	$2,358	$1,878	$379	$1,986	$(1,568)	$5,033	$280
	Add: provision for (reversal of) credit losses	986	143	850	19	12	2,010	630
	Add: income taxes	889	691	(3)	762	(408)	1,931	(2)
	Pre-provision (reversal), pre-tax earnings (losses) (1)	4,233	2,712	1,226	2,767	(1,964)	8,974	908
	Pre-tax impact of items of note (2)	60	–	56	–	1,094	1,210	41
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,293	$2,712	$1,282	$2,767	$(870)	$10,184	$949
2022	Net income (loss)	$2,249	$1,895	$760	$1,908	$(569)	$6,243	$588
	Add: provision for (reversal of) credit losses	876	23	218	(62)	2	1,057	169
	Add: income taxes	809	680	151	718	(628)	1,730	117
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,934	2,598	1,129	2,564	(1,195)	9,030	874
	Pre-tax impact of items of note (2)(4)	105	–	68	–	185	358	53
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,039	$2,598	$1,197	$2,564	$(1,010)	$9,388	$927
2021	Net income (loss)	$2,494	$1,665	$926	$1,857	$(496)	$6,446	$739
	Add: provision for (reversal of) credit losses	350	(39)	(75)	(100)	22	158	(61)
	Add: income taxes	892	601	222	646	(485)	1,876	177
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,736	2,227	1,073	2,403	(959)	8,480	855
	Pre-tax impact of items of note (2)	12	–	68	–	245	325	54
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,748	$2,227	$1,141	$2,403	$(714)	$8,805	$909
2020	Net income (loss)	$1,785	$1,202	$375	$1,308	$(878)	$3,792	$282
	Add: provision for (reversal of) credit losses	1,189	303	487	311	199	2,489	358
	Add: income taxes	640	437	55	505	(539)	1,098	42
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,614	1,942	917	2,124	(1,218)	7,379	682
	Pre-tax impact of items of note (2)	8	1	83	–	705	797	62
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$3,622	$1,943	$1,000	$2,124	$(513)	$8,176	$744
2019	Net income (loss)	$2,126	$1,287	$648	$1,117	$(57)	$5,121	$487
	Add: provision for (reversal of) credit losses	889	163	73	160	1	1,286	55
	Add: income taxes	766	471	76	396	(361)	1,348	58
	Pre-provision (reversal), pre-tax earnings (losses) (1)	3,781	1,921	797	1,673	(417)	7,755	600
	Pre-tax impact of items of note (2)	236	1	54	–	96	387	40
	Adjusted pre-provision (reversal), pre-tax earnings (losses) (3)	$4,017	$1,922	$851	$1,673	$(321)	$8,142	$640

(1)	Non-GAAP measure.
(2)	Items of note are removed from reported results to calculate adjusted results.
(3)	Adjusted to exclude the impact of items of note. Adjusted measures are non-GAAP measures.
(4)
Excludes the impact of the provision for credit losses for performing loans from the acquisition of the Canadian Costco credit card portfolio, as the amount is included in the add back of provision for (reversal of) credit losses.

20	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Strategic business units overview
CIBC has four SBUs – Canadian Personal and Business Banking, Canadian Commercial Banking and Wealth Management, U.S. Commercial Banking and Wealth Management, and Capital Markets and Direct Financial Services. These SBUs are supported by the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups, which all are included within Corporate and Other. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Business unit allocations
Revenue, expenses, and other balance sheet resources related to certain activities are generally allocated to the lines of business within the SBUs.
Treasury activities impact the financial results of the SBUs. Each line of business within our SBUs is charged or credited with a market-based cost of funds on assets and liabilities, respectively, which impacts the revenue performance of the SBUs. This market-based cost of funds takes into account the cost of maintaining sufficient regulatory capital to support business requirements, including the cost of preferred shares. Once the interest and liquidity risks inherent in our client-driven assets and liabilities are transfer priced into Treasury, they are managed within CIBC’s risk framework and limits. Capital is attributed to the SBUs based on the estimated amount of regulatory capital required to support their businesses, which is intended to consistently measure and align the costs with the underlying benefits and risks associated with SBU activities. Earnings on unattributed capital remain in Corporate and Other. We review our transfer pricing methodologies on an ongoing basis to ensure they reflect changing market environments and industry practices.
We use a Product Owner/Customer Segment/Distributor Channel allocation management model to measure and report the results of operations of various lines of business within our SBUs. The model uses certain estimates and methodologies to process internal transfers between the impacted lines of business for sales, renewals and trailer commissions as well as certain attributable costs. Periodically, the sales, renewals and trailer commission rates paid to customer segments for certain products/services are revised and applied prospectively.
The
non-interest
expenses of the functional and support groups are generally allocated to the business lines within the SBUs based on appropriate criteria and methodologies. The basis of allocation is reviewed periodically to reflect changes in support to business lines. Other costs not directly attributable to business lines remain in Corporate and Other.
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs.
Revenue, taxable equivalent basis
Certain SBUs evaluate revenue on a TEB. In order to arrive at the TEB amount, the SBUs gross up tax-exempt
revenue on certain securities to a TEB, being the amount of fully taxable revenue, which, were it to have incurred tax at the statutory income tax rate, would yield the same after-tax
revenue. Simultaneously, an equivalent amount is booked as an income tax expense resulting in no impact on the net income of the SBUs. This measure enables comparability of revenue arising from both taxable and tax-exempt
sources. The total TEB adjustments of the SBUs are offset in revenue and income tax expense in Corporate and Other.
Canadian Personal and Business Banking
Canadian Personal and Business Banking provides personal and business clients across Canada with financial advice, services and solutions through banking centres, as well as mobile and online channels to help make their ambitions a reality.

Our business strategy
We are focused on helping our clients achieve their ambitions, and delivering sustainable, market-leading performance. To achieve this, our strategy continues to comprise three key priorities:
•	Delivering personalized advice to our clients in a way that is meaningful and relevant to each of them;
•	Introducing more opportunities for our clients to deal with us digitally by investing in digital and real-time remote capabilities; and
•	Providing our team with the tools to deliver an excellent experience for our clients consistent with a one-team approach.
2023 progress
We delivered solid business results having made important investments in high-touch, high-growth markets and furthering our strengths in technology and talent. We attracted a substantial number of new clients to our bank and deepened relationships with existing clients as we helped them navigate a changing market with expert advice. As an example, thousands of Costco cardholders now have a CIBC Imperial Service relationship, positioning us to offer these clients the advice and solutions they need for the long term. Our client satisfaction scores are a testament to our team and the relationships we have with our clients. In the Ipsos Customer Satisfaction Index Study, we continued to narrow our gap to the leader for our primary clients’ net promotor score and were the only bank to improve year-over-year. In the J.D. Power Client Satisfaction Survey, we ranked #3, gaining on the leader year-over-year. In addition, we ranked #1 in customer satisfaction with mobile banking apps in the J.D. Power 2023 Mobile Banking App Satisfaction Study for the third time since 2020.

CIBC 2023 ANNUAL REPORT	21

Management’s discussion and analysis

Delivering personalized advice to our clients in a way that is meaningful and relevant to each of them
•
Introduced Living Plan in CIBC GoalPlanner, our digital goal-setting platform, to allow clients to modify their goals and net worth to instantly see the impact of life changes in their personalized plan.

•
Launched the CIBC Smart Advice podcast, featuring CIBC experts and industry thought leaders delivering investment and financial advice to Canadians. This ranked #1 in investment and business podcasts in Canada.

•
Enhanced our Indigenous Lending Housing Program, in consultation with First Nations leadership, to address the housing shortage and support Indigenous clients with improved access to lending products to buy a home or finance construction.

•	Announced a partnership with the Institute of Canadian Citizenship to help newcomer clients as they settle in Canada and provide them with access to exclusive CIBC offers.
•
Introduced a new way for clients to earn rewards while supporting their climate goals when they charge their electric vehicles at recognized public charging stations using their Aventura, CIBC Dividend, and CIBC Aeroplan credit cards.

•
Introduced Guaranteed Investment Certificate, Tax Free Savings Account, Registered Retirement Savings Plan and Registered Education Savings Plan calculators on CIBC Smart Advice, our digital advice hub, to help Canadians make important financial decisions about their investments.

•
Opened our CIBC Experience Centre at Yorkdale Shopping Centre in Toronto, a
first-of-its
kind retail experience with interactive and immersive digital experiences to facilitate conversations about financial goal setting and planning.

Introducing more opportunities for our clients to deal with us digitally
•
Ranked #1 in customer satisfaction with mobile banking apps in the J.D. Power 2023 Mobile Banking App Satisfaction Study, for the third time since 2020, #1 in the Insider Intelligence Canada Mobile Banking Emerging Features Benchmark, and #1 in mobile banking experience in Surviscor’s 2023 Mobile Banking Review.

•
Launched CIBC Smart Planner, our digital advice tool available in our mobile banking app that helps clients set, track and achieve their financial goals. It takes the complexity out of managing finances with personalized advice based on the client’s choices and spending habits.

•	Ranked #1 in cardholder experience in Canada and recognized as the #1 cash back credit card in The 2023 Loyalty Report ™ by Bond.
•	Launched the Costco Small Business Credit Card, a first of its kind for Costco Canada, and introduced Digital Reward Gift Certificates and Digital Autopay Enrollment for our Costco cardholders.
•
Introduced the option for clients to choose or change their credit and debit card personal identification number (PIN) on CIBC mobile and/or online banking, and expanded our CIBC Pace It installment plan to enable cardholders to convert eligible purchases on participating merchant websites at point of sale.

•	Launched International Credit Transactions, making it easier for clients to receive funds from individuals and merchants using their CIBC Advantage Debit Card instead of wire transfers.
Providing our team with the tools to deliver an excellent experience for our clients
•	Ranked #1 on Investment Executive 2023 Report Card on Banks for the eighth consecutive year.
•	Launched CIBC Smart Account for Estates to improve the estate settlement experience for clients.
•	Introduced new cross-border account open capabilities to support Canadian clients with U.S. banking needs.
•	Improved the credit protection experience by providing advisors with automated tools to help deliver personalized protection advice that is meaningful to our clients.
•	Enhanced the delivery service for our remote banking centre locations improving cash services for our clients in remote areas.
2023 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)	Average loans and acceptances (1)(2) ($ billions)	Average deposits (2) ($ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
Our focus for 2024
In Canadian Personal and Business Banking, our objective is to become the leader in financial advice to help our clients achieve their ambitions, and deliver consistent, sustainable earnings. Our strategy is centred on three strategic priorities:
•	Delivering exceptional client experiences with personalized advice and high-touch service and solutions through our Imperial Service offering;
•	Growing our Personal Banking business with a digital-first mindset by making it easier for clients to bank with us digitally; and
•	Establishing a culture of operational excellence, enabled through our talent, technology and processes.

22	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2023	2022
Revenue	$9,407	$8,909
Provision for credit losses
Impaired	922	534
Performing	64	342
Provision for credit losses	986	876
Non-interest expenses	5,174	4,975
Income before income taxes	3,247	3,058
Income taxes	889	809
Net income	$2,358	$2,249
Net income attributable to:
Equity shareholders	$2,358	$2,249
Total revenue
Net interest income	$7,247	$6,657
Non-interest income (2)	2,160	2,252
	$9,407	$8,909
Net interest margin on average interest-earning assets (3)(4)	2.30%	2.21%
Efficiency ratio	55.0%	55.8%
Operating leverage	1.6%	(3.4)%
Return on equity (5)	25.0%	28.2%
Average allocated common equity (5)	$9,414	$7,987
Average assets ($ billions) (3)	$319.8	$305.1
Average loans and acceptances ($ billions) (3)	$316.7	$302.1
Average deposits ($ billions) (3)	$218.4	$204.0
Full-time equivalent employees	13,208	13,840

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $109 million or 5% from 2022, primarily due to higher revenue, partially offset by higher non-interest
expenses and a higher provision for credit losses.
Revenue
Revenue was up $498 million or 6% from 2022, primarily due to higher net interest margin and volume growth.
Net interest income was up $590 million or 9% from 2022, primarily due to higher net interest margin and volume growth, including from the acquisition of the Canadian Costco credit card portfolio.
Non-interest
income was down $92 million or 4% from 2022, primarily due to lower fee revenue, including from lower card fees, partially due to the commodity tax charge related to the retroactive impact of the 2023 Canadian Federal budget, shown as an item of note.
Net interest margin on average interest-earning assets was up 9 basis points, mainly due to higher deposit margins, partially offset by lower loan margins.
Provision for credit losses
Provision for credit losses was up $110 million or 13% from 2022. Provision for credit losses on performing loans was down primarily due to the unfavourable change in our economic outlook in the prior year, as well as a provision related to the acquisition of the Canadian Costco credit card portfolio in the second quarter last year. Provision for credit losses on impaired loans was up, primarily due to higher write-offs in credit cards and personal lending.
Non-interest
expenses
Non-interest
expenses were up $199 million or 4% from 2022, primarily due to higher spending on strategic initiatives, including the Canadian Costco credit card portfolio, and higher employee-related compensation, including from higher employee termination costs, and performance-based compensation.
Income taxes
Income taxes were up $80 million or 10% from 2022, primarily due to higher income and increased taxes arising from the 2022 Canadian Federal budget, which included the 1.5% tax rate increase.
Average assets
Average assets were up $14.7 billion or 5% from 2022, primarily due to growth in residential mortgages and cards, including from the acquisition of the Canadian Costco credit card portfolio.

CIBC 2023 ANNUAL REPORT	23

Management’s discussion and analysis

Canadian Commercial Banking and Wealth Management
Canadian Commercial Banking and Wealth Management provides high-touch, relationship-oriented banking and wealth management services to middle-market companies, entrepreneurs, high-net-worth
individuals and families across Canada, as well as asset management services to institutional investors.

Our business strategy
We are focused on building and enhancing client relationships, being Canada’s leader in financial advice and generating long-term consistent growth. To deliver on this, our three key strategic priorities continue to be:
•	Delivering risk-controlled growth in our Commercial Bank;
•	Accelerating the growth of Private Wealth; and
•	Evolving our Asset Management business.
2023 progress
In 2023, our purpose-driven team maintained a strong focus on clients through an evolving economic environment by supporting their short- and long-term ambitions. This year, the effect of rapidly rising interest rates and ongoing inflationary pressures slowed the Canadian commercial landscape. As higher interest rates impacted cash flows and affected Canadian consumers and businesses, entrepreneurs grew more cautious about undertaking new initiatives and taking on more debt. Against a backdrop of moderate economic growth, Commercial Banking continued to deliver consistent financial performance, and disciplined risk and expense management, while delivering new digital tools and technology to simplify the experience of clients and team members. In Private Wealth, we launched or extended tools such as CIBC GoalPlanner to support our advisors in delivering expert financial advice and deepening client relationships. In Asset Management, we launched our modern and digitally-enabled CIBC Investment Platform, which will drive significant gains in advisor productivity. Across our businesses, our teams maintained strong referral momentum resulting in deeper client relationships and reinforcing our commitment to helping them achieve their ambitions.

Delivering risk-controlled growth in our Commercial Bank
•	Achieved our highest-ever net promotor score results, highlighting the results of our investments in advisory capabilities and support services.
•	Expanded our targeted industry programs, including adding to our Innovation Banking team in North America and the U.K., and continued growth of our National Industry Programs.
•
Continued our journey to modernize our commercial banking systems including completing the rollout of Precision Lender, launching DocuSign and implementing a new Client Sales and Support model to better address the transactional support needs of our clients.

Accelerating the growth of Private Wealth
•	Wood Gundy was ranked second overall amongst the Big 5 banks by Investment Executive Brokerage Report Card – a strong statement on the confidence of our advisory team.
•	Launched an industry leading Client Relationship Management tool with CIBC Private Wealth, supporting effective client relationship management.
•	Launched CIBC GoalPlanner, our digital goal-setting platform into CIBC Wood Gundy to support financial planning discussions with clients.
Evolving our Asset Management business
•
Launched CIBC Investment Platform, our
state-of-the-art
platform that streamlines account structures, improves onboarding and client reporting, and provides enhanced portfolio management capabilities for advisors.

•	Ranked #3 among the Big 6 banks in long-term mutual fund sales and key institutional wins with large pension plans in Japan and Australia.
•	Extended our alternatives product suite with the launch of CIBC Alternative Credit fund and our partnership with Ares on Private Credit.
•
Continued to invest in programs designed to overcome underrepresentation, including through the CIBC Asset Management Chartered Financial Analyst Indigenous Scholarship Program and the Ivey School of Business Women in Asset Management Program.

24	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

2023 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)	Average loans (1)(2) ($ billions)	Average deposits (2) ($ billions)

Average commercial banking loans (1)(2)(3) ($ billions)	Average commercial banking deposits (2) ($ billions)		Assets under administration and management (4) ($ billions)	Canadian retail mutual funds and exchange- traded funds ($ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	Comprises loans and acceptances and notional amount of letters of credit.
(4)	AUM amounts are included in the amounts reported under AUA.
Our focus for 2024
In Commercial Banking and Wealth Management, our ambition is to become the leader in financial advice to both personal and business clients. We remain focused on three strategic priorities:
•	Delivering risk-controlled growth in our Commercial Bank, while continuing to foster strong referrals across CIBC;
•	Accelerating the growth of Private Wealth with a focus on financial planning to deepen client relationships; and
•	Evolving our Asset Management business to increase connectivity across our bank and support advisors with digital tools and technology to deepen client relationships.

CIBC 2023 ANNUAL REPORT	25

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2023	2022
Revenue
Commercial banking	$2,501	$2,278
Wealth management	2,902	2,976
Total revenue	5,403	5,254
Provision for credit losses
Impaired	108	22
Performing	35	1
Provision for credit losses	143	23
Non-interest expenses	2,691	2,656
Income before income taxes	2,569	2,575
Income taxes	691	680
Net income	$1,878	$1,895
Net income attributable to:
Equity shareholders	$1,878	$1,895
Total revenue
Net interest income	$1,812	$1,672
Non-interest income (2)	3,591	3,582
	$5,403	$5,254
Net interest margin on average interest-earning assets (3)(4)	3.43%	3.37%
Efficiency ratio	49.8%	50.5%
Operating leverage	1.5%	3.8%
Return on equity (5)	22.2%	22.9%
Average allocated common equity (5)	$8,469	$8,275
Average assets ($ billions) (3)	$91.6	$84.7
Average loans ($ billions) (3)	$94.5	$87.6
Average deposits ($ billions) (3)	$96.8	$94.0
AUA ($ billions)	$331.6	$324.5
AUM ($ billions)	$213.5	$208.8
Full-time equivalent employees	5,433	5,711

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Includes intersegment revenue, which represents internal sales commissions and revenue allocations under the Product Owner/Customer Segment/Distributor Channel allocation management model.
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was down $17 million or 1% from 2022, primarily due to a higher provision for credit losses and higher non-interest expenses, partially offset by higher revenue.
Revenue
Revenue was up $149 million or 3% from 2022.
Commercial banking
revenue was up $223 million or 10%, primarily due to higher deposit margins, volume growth and higher fees, partially offset by lower loan margins.
Wealth management
revenue was down $74 million or 2%, primarily due to lower commission revenue from decreased client activity and lower deposit volumes, partially offset by higher fee-based revenue driven by favourable change in mix and higher balances.
Net interest margin on average interest-earning assets was up 6 basis points primarily due to higher deposit margins, partially offset by lower loan margins.
Provision for credit losses
Provision for credit losses was up $120 million or 522% from 2022. Provision for credit losses on performing loans was up primarily due to an unfavourable change in our economic outlook and unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the education, health and social services, and the retail and wholesale sectors.
Non-interest
expenses
Non-interest
expenses were up $35 million or 1% from 2022, primarily due to higher spending on strategic initiatives and higher employee termination costs, partially offset by lower performance-based compensation and other expenditures.
Income taxes
Income taxes were up $11 million or 2% from 2022, despite lower income, primarily due to increased taxes arising from the 2022 Canadian Federal budget, which included the 1.5% tax rate increase.
Average assets
Average assets were up $6.9 billion or 8% from 2022, primarily due to growth in commercial loans.
Assets under administration
AUA on a spot basis were up $7.1 billion or 2% from 2022, primarily due to net new client flows. AUM amounts are included in the amounts reported under AUA.

26	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

U.S. Commercial Banking and Wealth Management
U.S. Commercial Banking and Wealth Management provides tailored, relationship-oriented banking and wealth management solutions across the U.S., focusing on middle-market and mid-corporate
companies, entrepreneurs,
high-net-worth
individuals and families, as well as operating personal and small business banking services in four U.S. markets.

Our business strategy
Our goal is to grow a best-in-class, relationship-based commercial banking and wealth management franchise in the U.S., focused on clients who have a deep connection to their relationship management teams and a broader relationship across our lines of business. Our key strategic priorities continue to be:
•	Building and deepening client relationships;
•	Strengthening and diversifying our deposit base;
•	Improving efficiency and capabilities through data and technology; and
•	Advancing the growth and transformation of our business.
2023 progress
In 2023, our continued focus on well-established relationship banking allowed us to attract new clients and provide opportunities to do more with existing clients, all within a more fluid economic environment. As business owners take a more conservative approach to borrowing in a higher rate environment, demand for loans has moderated, however, deposit performance has stabilized and AUM/AUA net flows are positive – both encouraging indicators for the long term. The strategic investments we’ve made in our business position us for growth going forward, including building a presence in fast growing U.S. markets, expanding the products and services we offer, and improving processes and technology to better meet client needs.
Building and deepening client relationships
•	Generated notable growth in partner referrals that drove new business and helped clients fulfill their broader wealth needs.
•	Drove solid loan growth, as well as continued expansion of our private banking business with existing commercial and wealth clients.
•	Continued positive AUM and AUA net flows, which helped to enhance our return on capital.
•	Continued to leverage our strong partnership with our Capital Markets team to provide a wider range of products and services to U.S. commercial and wealth clients.
•	Ranked as a Top Ten Registered Investment Advisor by Barron’s for the fourth consecutive year.
•	CIBC Private Wealth remains Private Asset Management’s most awarded firm in the industry over the last 12 years.
Strengthening and diversifying our deposit base
•	Continued growth in private banking, attracting high-quality deposits for the long term.
•	Maintained a diversified funding strategy through our commercial, private banking and retail clients.
•	Expanded deposit gathering, including leveraging the rising rate environment to attract new clients to our CIBC Agility online savings platform.
•	Improved online and mobile banking platform while enhancing risk functions.
Improving efficiency and capabilities through data and technology
•
Significant investments in platforms intended to improve client experience and increase efficiency relating to wealth management reporting, marketable secured lending, pricing tools and our U.S. customer relationship management capabilities.

•	Harvested our investments in data by developing strong analytics capabilities to support how we run, protect and transform our business.
•	Designed and implemented client delivery models that align with our continued investment in our risk management capabilities.
Advancing the growth and transformation of our business
•
Growth of capital-light businesses, such as Wealth Management, by adding and building talent, expanding coverage in select markets, and investing in product, process and technology to drive scalability in this space.

•
Disciplined growth in Commercial Banking while selectively delivering new products and services such as equipment financing, focusing on enhancing our deposit funding profile and a continued focus on referrals.

•	Focused on connectivity, including delivering solutions from across our bank to our clients, generating value by deepening client relationships, generating recurring revenue and enhancing returns.
•	Continued to evolve our risk management capabilities to support our growth.
2023 financial review

Revenue (US$ billions)	Net income ($ millions)	Net income (US$ millions)	Operating leverage (% in U.S. dollars)

CIBC 2023 ANNUAL REPORT	27

Management’s discussion and analysis

Average loans (1)(2) (US$ billions)	Average deposits (2) (US$ billions)	Average commercial banking loans (1)(2) (US$ billions)	Assets under administration and management (3) (US$ billions)

(1)	Loan amounts are stated before any related allowances.
(2)	Average balances are calculated as a weighted average of daily closing balances.
(3)	AUM amounts are included in the amounts reported under AUA.
Our focus for 2024
To build on our momentum across U.S. Commercial Banking and Wealth Management, we will continue to focus on helping our clients achieve their ambitions by:
•	Expanding Private Wealth Management with a focus on high-touch relationships and building scale;
•	Growing Commercial Banking by delivering industry expertise and unique solutions leveraging the strength of our franchise to provide lending and deposit services; and
•	Investing in people, technology and infrastructure to scale our platform, drive connectivity, enhance our risk management capabilities and improve our data-driven decision making.
Results in Canadian dollars
(
1)

$ millions, for the year ended October 31	2023	2022
Revenue
Commercial banking	$1,786	$1,613
Wealth management	906	844
Total revenue (2)	2,692	2,457
Provision for credit losses
Impaired	520	113
Performing	330	105
Provision for credit losses	850	218
Non-interest expenses	1,466	1,328
Income before income taxes	376	911
Income taxes	(3)	151
Net income	$379	$760
Net income attributable to:
Equity shareholders	$379	$760
Total revenue (2)
Net interest income	$1,889	$1,655
Non-interest income	803	802
	$2,692	$2,457
Average allocated common equity (3)	$11,396	$10,422
Average assets ($ billions) (4)	$60.6	$54.0
Average loans ($ billions) (4)	$54.5	$48.3
Average deposits ($ billions) (4)	$46.7	$45.6
AUA ($ billions) (5)	$129.2	$121.0
AUM ($ billions) (5)	$97.3	$93.2
Full-time equivalent employees	2,780	2,472

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Included $3 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2022: $8 million).
(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.

28	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Results in U.S. dollars
(1)

US$ millions, for the year ended October 31	2023	2022
Revenue
Commercial banking	$1,323	$1,249
Wealth management	671	653
Total revenue (2)	1,994	1,902
Provision for credit losses
Impaired	385	87
Performing	245	82
Provision for credit losses	630	169
Non-interest expenses	1,086	1,028
Income before income taxes	278	705
Income taxes	(2)	117
Net income	$280	$588
Net income attributable to:
Equity shareholders	$280	$588
Total revenue (2)
Net interest income	$1,399	$1,281
Non-interest income	595	621
	$1,994	$1,902
Net interest margin on average interest-earning assets (3)(4)	3.46%	3.42%
Efficiency ratio	54.5%	54.0%
Operating leverage	(0.7)%	(6.3)%
Return on equity (3)	3.3%	7.3%
Average allocated common equity (5)	$8,445	$8,066
Average assets ($ billions) (3)	$44.9	$41.7
Average loans ($ billions) (3)	$40.4	$37.4
Average deposits ($ billions) (3)	$34.6	$35.3
AUA ($ billions) (6)	$93.2	$88.8
AUM ($ billions) (6)	$70.2	$68.4

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)	Included US$2 million of income relating to the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank (2022: US$6 million).
(3)	Average balances are calculated as a weighted average of daily closing balances.
(4)	For additional information on the composition, see the “Glossary” section.
(5)	For additional information, see the “Non-GAAP measures” section.
(6)	Includes certain Canadian Commercial Banking and Wealth Management assets that U.S. Commercial Banking and Wealth Management provides sub-advisory services for.
Financial overview
Net income was down $381 million or 50% (US$308 million or 52%) from 2022, primarily due to a higher provision for credit losses and higher non-interest
expenses, partially offset by higher revenue.
Revenue
Revenue was up US$92 million or 5% from 2022.
Commercial banking
revenue was up US$74 million or 6%, primarily due to loan volume growth, partially offset by lower fees.
Wealth management
revenue was up US$18 million or 3%, primarily due to higher deposit margins, and higher fee-based
revenue driven by higher annual performance-based mutual fund fees.
Net interest margin on average interest-earning assets was up 4 basis points, primarily due to higher deposit margins, partially offset by lower loan margins.
Provision for credit losses
Provision for credit losses was up US$461 million or 273% from 2022. Provision for credit losses on performing loans was up due to an unfavourable change in our economic outlook in the U.S., including with respect to the U.S. office portfolio within the U.S. real estate portfolio, and unfavourable credit migration. Provision for credit losses on impaired loans was up due to higher provisions in the real estate and construction sector.
Non-interest
expenses
Non-interest
expenses were up US$58 million or 6% from 2022, primarily due to higher employee-related compensation, including from higher employee termination costs, partially offset by lower professional fees.
Income taxes
Income taxes were down US$119 million or 102% from 2022, due to lower income and earnings mix.
Average assets
Average assets were up US$3.2 billion or 8% from 2022, primarily due to growth in loans.
Assets under administration
AUA were up US$4.4 billion or 5% from 2022, primarily due to market appreciation and net sales. AUM amounts are included in the amounts reported under AUA.

CIBC 2023 ANNUAL REPORT	29

Management’s discussion and analysis

Capital Markets and Direct Financial Services
Capital Markets and Direct Financial Services provides integrated global markets products and services, investment banking and corporate banking solutions, and top-ranked
research to our clients around the world, and leverages CIBC’s digital capabilities to provide a cohesive set of direct banking, direct investing and innovative multi-currency payment solutions for CIBC’s clients.

Our business strategy
Our goal is to deliver leading capital markets solutions to our North American and international clients through best-in-class
insight, advice and execution. To enable CIBC’s strategy and priorities, we collaborate with our partners across our bank to deepen and enhance client relationships. Our three key strategic priorities continue to be:
•	Delivering the leading capital markets platform in Canada to our core clients;
•	Building a North American client platform with global capabilities; and
•	Focusing on connectivity to accelerate the growth of Direct Financial Services and deepen relationships across our bank.
2023 progress
In 2023, we continued to make progress on our strategic priorities with an emphasis on deepening client relationships, growing in the U.S. and enhancing connectivity across the bank. Collectively, these efforts have built a well-diversified Capital Markets and Direct Financial Services business that delivers consistent performance and growth. Our growth in 2023 was enabled by our strong focus on clients and favourable market conditions in Global Markets. In addition, we further expanded our Direct Financial Services business to generate more recurring revenue and attract new clients seeking convenient, digitally-enabled banking and investing solutions.
Delivering the leading capital markets platform in Canada to our core clients
•	Continued delivering industry-leading advice and capital markets solutions by expanding our capabilities and expertise to complement our existing businesses.
•	Strengthened our platform by continuing to invest in technology, as well as simplifying processes to enable our client-focused culture.
•
Built on our multi-year support for the University of Calgary, the Schulich School of Business, and McGill University, appointed the inaugural CIBC Chair in Sustainable Finance, opened the Energy Transition Centre and invested in the Sustainable Growth Initiative.

Building a North American client platform with global capabilities
•	Continued to expand our U.S. franchise, adding capabilities for our corporate, institutional and private capital clients.
•	Announced a new sustainable finance offering in collaboration with Export Development Canada to help support export-oriented Canadian businesses transitioning towards more sustainable operations.
•	Recognized by Global Finance as Best Investment Bank in Canada and for Outstanding Leadership in Sustainable Infrastructure Finance.
•	Awarded Best Issuer and Best Principal at Risk Issuer by SPi Canada.
•	CIBC U.S. Middle Market Investment Banking named Top 50 M&A Investment Banker by M&A Atlas Awards.
Focusing on connectivity to accelerate the growth of Direct Financial Services and deepen relationships across our bank
•	Further expanded our industry-first Canadian Depositary Receipts lineup as part of our ongoing commitment to developing innovative, market-based solutions that meet investor needs.
•	Added to our unique set of digital-first solutions for CIBC and Simplii clients by enabling real-time, no-transfer-fee remittance to Alipay mobile wallets.
•	Unveiled a new brand perspective to build on Simplii Financial’s goal of being a leader in direct banking.
As a leading capital markets franchise in Canada and banking partner to our clients around the world, Capital Markets and Direct Financial Services acted as:
•
Financial advisor to Northview Fund on its recapitalization transaction including the acquisition of three portfolios for $742 million and its intention to transform into Northview Residential REIT, a $2.7 billion real estate investment trust focused on national multi-family properties.

•
Sole financial advisor, arranger and hedge counterparty to Pulse Clean Energy on their new £175 million revolving credit facility for the development of new energy storage and grid stability facilities across the U.K.

•
Lead bookrunner on a $575 million issue of common shares and $400 million issue of senior notes for Intact Financial Corporation in connection with Intact’s acquisition of the brokered commercial lines operations of Direct Line Insurance Group plc.

•
Structuring bank, administrative agent, collateral agent, bookrunner and left lead arranger on an upsized US$2.75 billion construction warehouse facility for AES Clean Energy Development LLC to support the company’s build-out
of clean energy projects and ratings advisor and lead placement agent on US$246 million senior secured private placement notes to refinance four new operational projects.

•
Joint bookrunner on a number of corporate green and sustainable bonds including Enbridge Inc.’s $900 million sustainability-linked notes, OMERS Realty Corporation’s $600 million green debentures and Sun Life Financial Inc.’s $500 million sustainable subordinated debentures offerings as well as joint bookrunner for the European Investment Bank’s US$5 billion climate awareness notes, Province of Ontario’s $1.5 billion green bond and Ontario Teachers’ Finance Trusts’ $1 billion green notes offerings.

•
Lead roles in the structuring and execution of a number of sustainability-linked loans (SLLs) in Canada, including acting as sole bookrunner, sole lead arranger and sole sustainability structuring agent on an SLL overlay to the $700 million revolver for FortisBC Energy Inc., as well as outside Canada, including acting as mandated lead arranger on the A$1.6 billion green loans for Vector Metering in Australia and New Zealand.

•
Financial advisor to Baytex Energy Corp. on its acquisition of Ranger Oil Corporation, an Eagle Ford company, for a transaction value of approximately $3.4 billion; joint bookrunner on a bridge facility, a revolver and a term loan in support of this transaction and active bookrunner on a US$800 million issue of notes to take out the bridge facility.

•	Financial advisor to Copper Mountain Mining Corporation on their combination with Hudbay Minerals Inc. for a transaction value of approximately US$600 million.

30	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

2023 financial review

Revenue ($ billions)	Net income ($ millions)	Operating leverage (%)

Average loans and acceptances ($ billions)	Average deposits ($ billions)	Average value-at-risk (VaR) ($ millions)	Revenue – Direct financial services ($ millions)

Our focus for 2024
To support our bank’s long-term objectives, Capital Markets and Direct Financial Services remains focused on delivering profitable growth by deepening client relationships and collaborating with our partners across our bank to help make our clients’ ambitions a reality. We will continue to do this by:
•	Maintaining our focused approach to client coverage in Canada;
•	Growing our North American platform by further expanding our U.S. reach and broadening the services offered to clients; and
•	Strengthening our connectivity, technology and innovation efforts to bring more of our bank’s offerings to our clients.

CIBC 2023 ANNUAL REPORT	31

Management’s discussion and analysis

Results
(1)

$ millions, for the year ended October 31	2023	2022
Revenue
Global markets	$2,614	$2,322
Corporate and investment banking	1,637	1,700
Direct financial services	1,237	979
Total revenue (2)	5,488	5,001
Provision for (reversal of) credit losses
Impaired	4	(31)
Performing	15	(31)
Provision for (reversal of) credit losses	19	(62)
Non-interest expenses	2,721	2,437
Income before income taxes	2,748	2,626
Income taxes (2)	762	718
Net income	$1,986	$1,908
Net income attributable to:
Equity shareholders	$1,986	$1,908
Efficiency ratio	49.6%	48.7%
Operating leverage	(1.9)%	(4.4)%
Return on equity (3)	23.0%	21.3%
Average allocated common equity (3)	$8,638	$8,978
Average assets ($ billions) (4)	$287.6	$284.3
Average loans and acceptances ($ billions) (4)	$70.3	$62.5
Average deposits ($ billions) (4)	$118.4	$100.5
Full-time equivalent employees (5)	2,411	2,384

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)
Revenue and income taxes are reported on a TEB. Accordingly, revenue and income taxes include a TEB adjustment of $254 million (2022: $211 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
(4)	Average balances are calculated as a weighted average of daily closing balances.
(5)
In 2021, 79 full-time equivalent employees related to Simplii Financial’s call centre operations were transferred to Capital Markets and Direct Financial Services from Corporate and Other, with no financial impact as the costs were previously allocated to Direct financial services.

Financial overview
Net income was up $78 million or 4% from 2022, primarily due to higher revenue, partially offset by higher non-interest
expenses and a provision for credit losses in the current year compared with a provision reversal in the prior year.
Revenue
Revenue was up $487 million or 10% from 2022.
Global markets
revenue was up $292 million or 13%, primarily due to higher fixed income, commodities and foreign exchange trading revenue, and higher financing revenue, partially offset by lower equity derivatives trading revenue.
Corporate and investment banking
revenue was down $63 million or 4%, primarily due to lower gains from our investment portfolios, lower debt and equity underwriting activity, and lower advisory revenue, partially offset by higher corporate banking revenue.
Direct financial services
revenue was up $258 million or 26%, primarily due to higher revenue from Simplii Financial, and growth in our foreign exchange and payments business, partially offset by lower trading volumes in direct investing.
Provision for (reversal of) credit losses
Provision for credit losses for 2023 was $19 million, compared with a provision reversal of $62 million in 2022. The current year included a provision for credit losses on performing loans due to unfavourable credit migration, while last year included a provision reversal due to a favourable change in our economic outlook. The current year included a modest provision for credit losses on impaired loans, while last year included a provision reversal on impaired loans mainly attributable to reversals in the oil and gas sector.
Non-interest
expenses
Non-interest
expenses were up $284 million or 12% from 2022, primarily due to higher spending on strategic initiatives, higher employee-related compensation, including from higher employee termination costs and performance-based compensation, and higher legal provisions in the current year.
Income taxes
Income taxes were up $44 million or 6% from 2022, due to increased taxes arising in part from the 2022 Canadian Federal budget, which included the 1.5% tax rate increase.
Average assets
Average assets were up $3.3 billion or 1% from 2022, primarily due to higher customer liabilities under acceptances, higher securities purchased under resale agreements and higher trading securities, partially offset by lower loan balances and lower derivative valuations.

32	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Corporate and Other
Corporate and Other includes the following functional groups – Technology, Infrastructure and Innovation, Risk Management, People, Culture and Brand, Finance and Enterprise Strategy, as well as other support groups. The expenses of these functional and support groups are generally allocated to the business lines within the SBUs. Corporate and Other also includes the results of CIBC FirstCaribbean and other portfolio investments, as well as other income statement and balance sheet items not directly attributable to the business lines.

Results
(1)

$ millions, for the year ended October 31	2023	2022
Revenue
International banking	$956	$778
Other	(623)	(566)
Total revenue (2)	333	212
Provision for (reversal of) credit losses
Impaired	40	59
Performing	(28)	(57)
Provision for credit losses	12	2
Non-interest expenses	2,297	1,407
Loss before income taxes	(1,976)	(1,197)
Income taxes (2)	(408)	(628)
Net income (loss)	$(1,568)	$(569)
Net income (loss) attributable to:
Non-controlling interests	$38	$23
Equity shareholders	(1,606)	(592)
Full-time equivalent employees (3)	24,242	26,020

(1)	For additional segmented information, see Note 30 to the consolidated financial statements.
(2)
Revenue and income taxes of Capital Markets and Direct Financial Services are reported on a TEB. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $254 million (2022: $211 million).

(3)
Includes full-time equivalent employees for which the expenses are allocated to the business lines within the SBUs. The majority of the full-time equivalent employees for functional and support costs of CIBC Bank USA are included in the U.S. Commercial Banking and Wealth Management SBU.

Financial overview
Net loss was up $999 million from 2022, due to higher
non-interest
expenses and a higher provision for credit losses, partially offset by higher revenue.
Revenue
Revenue was up $121 million from 2022.
International banking
revenue was up $178 million, primarily due to higher net interest margin and the impact of foreign exchange translation.
Other
revenue was down $57 million, primarily due to a higher TEB adjustment and lower revenue from our strategic investments, partially offset by higher treasury revenue.
Provision for (reversal of) credit losses
Provision for credit losses was up $10 million from 2022. Provision reversal on performing loans was down as the same period last year included a favourable impact resulting from model parameter updates which reflected improved post-pandemic conditions. Provision for credit losses on impaired loans was down due to lower provisions in International banking.
Non-interest
expenses
Non-interest
expenses were up $890 million from 2022, mainly due to an increase in legal provisions, including those shown as an item of note, higher expenses in International banking, and higher employee terminations costs, partially offset by a pension plan amendment gain.
Income taxes
Income tax benefit was down $220 million from 2022, due to increased taxes arising in part from the 2022 Canadian Federal budget, which included the CRD tax and the 1.5% tax rate increase.

CIBC 2023 ANNUAL REPORT	33

Management’s discussion and analysis

Financial condition
Review of condensed consolidated balance sheet

$ millions, as at October 31	2023	2022
Assets
Cash and deposits with banks	$55,718	$63,861
Securities	211,348	175,879
Securities borrowed and purchased under resale agreements	94,835	84,539
Loans and acceptances	540,153	528,657
Derivative instruments	33,243	43,035
Other assets	40,422	47,626
	$975,719	$943,597
Liabilities and equity
Deposits	$723,376	$697,572
Obligations related to securities lent, sold short and under repurchase agreements	113,865	97,308
Derivative instruments	41,290	52,340
Acceptances	10,820	11,586
Other liabilities	26,672	28,117
Subordinated indebtedness	6,483	6,292
Equity	53,213	50,382
	$975,719	$943,597
Assets
Total assets as at October 31, 2023 were up $32.1 billion or 3% from 2022, of which approximately $6 billion was due to the appreciation of the U.S. dollar.
Cash and deposits with banks decreased by $8.1 billion or 13%, primarily due to lower short-term placements in Treasury.
Securities increased by $35.5 billion or 20%, primarily due to increases in debt security portfolios in Treasury and in our trading businesses, and increases in equity trading securities.
Securities borrowed and purchased under resale agreements increased by $10.3 billion or 12%, primarily due to client-driven activities.
Net loans and acceptances increased by $11.5 billion or 2%, primarily due to increases in Canadian residential mortgages, business and government loans, which included the impact of foreign exchange translation, and the credit card portfolio. Further details on the composition of loans and acceptances are provided in the “Supplementary annual financial information” section and Note 5 to the consolidated financial statements.
Derivative instruments decreased by $9.8 billion or 23%, largely driven by decreases in foreign exchange and other commodity derivatives valuation, partially offset by an increase in interest rate derivatives valuation.
Other assets decreased by $7.2 billion or 15%, primarily due to decreases in collateral pledged for derivatives and broker receivables, partially offset by an increase in accrued interest receivable.
Liabilities
Total liabilities as at October 31, 2023 were up $29.3 billion or 3% from 2022, of which approximately $6 billion was due to the appreciation of the U.S. dollar.
Deposits increased by $25.8 billion or 4%, primarily due to increased wholesale funding, domestic retail volume growth, and business and government deposits. Further details on the composition of deposits are provided in the “Supplementary annual financial information” section and Note 10 to the consolidated financial statements.
Obligations related to securities lent, sold short and under repurchase agreements increased by $16.6 billion or 17%, primarily due to client-driven activities.
Derivative instruments decreased by $11.1 billion or 21%, largely driven by decreases in foreign exchange, other commodity, and equity derivatives valuation, partially offset by an increase in interest rate derivatives valuation.
Acceptances decreased by $0.8 billion or 7%, driven by client activities.
Other liabilities decreased by $1.4 billion or 5%, primarily due to decreases in collateral pledged for derivatives and broker payables, partially offset by an increase in accrued interest payable.
Subordinated indebtedness increased by $0.2 billion or 3%, primarily due to the issuance of subordinated indebtedness during the first and second quarters, partially offset by the redemption of subordinated indebtedness in the second quarter. For further details see the “Capital management” section.
Equity
Equity as at October 31, 2023 increased by $2.8 billion or 6% from 2022, primarily due to a net increase in retained earnings from net income that exceeded dividends and distributions and the issuance of common shares primarily related to our shareholder investment plan. For further details see the “Capital management” section.

34	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Capital management
Our capital strength protects our depositors and creditors from risks inherent in our businesses. Our overall capital management objective is to maintain a strong and efficient capital base that:
•	Acts as a buffer to absorb unexpected losses while providing sustainable returns to our shareholders;
•	Enables our businesses to grow and execute on our strategy;
•	Demonstrates balance sheet strength and our commitment to prudent balance sheet management; and
•	Supports us in maintaining a favourable credit standing and raising additional capital or other funding on attractive terms.
We actively manage our capital to meet these objectives in support of our overall enterprise strategy. We also consider the economic outlook, and the overall operating environment when deploying our capital and may choose to operate with greater levels of capital based on our view of potential downside risks.
Capital management and planning framework
We maintain a capital management policy that establishes our capital management principles in the context of our risk appetite to support our capital management objectives. Our capital management policy is reviewed and approved by the Board of Directors (the Board) in support of our Internal Capital Adequacy Assessment Process (ICAAP). The policy includes guidelines that relate to capital strength, capital mix, dividends and return of capital, and unconsolidated capital adequacy of regulated entities, based on regulatory requirements and our risk appetite. The level of capital and capital ratios are continually monitored relative to our regulatory minimums and internal targets and the amount of capital required may change in relation to our business growth, risk appetite, and the business and regulatory environment.
Capital planning is a crucial element of our overall financial planning process and establishment of strategic objectives and is developed in accordance with the capital management policy. Each year, a capital plan and three-year outlook are developed as part of the financial plan, which establishes targets for the coming year and business plans to achieve those targets. The capital plan is also stress-tested as a part of our enterprise-wide stress testing process to ensure CIBC is adequately capitalized through severe but plausible stress scenarios (see the “Enterprise-wide stress testing” section for further details). Our capital position and forecasts are monitored throughout the year and assessed against the capital plan.
The Board, with endorsement from the Risk Management Committee (RMC), provides oversight of CIBC’s capital management through the approval of our risk appetite, capital policy and plan. The RMC and the Board are provided with regular updates on our capital position including performance to date, updated forecasts, and any material regulatory developments that may impact our future capital position. Treasury is responsible for the overall management of capital including planning, forecasting, and execution of the plan, with senior management oversight provided by the Global Asset Liability Committee (GALCO).
Enterprise-wide stress testing
We perform enterprise-wide stress testing on at least an annual basis. The results are an integral part of our ICAAP, as defined by Pillar 2 of the Basel III Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC, including the impacts of stress testing. We maintain a process that determines plausible but stressed economic scenarios such as global recessions and housing price shocks, and then apply these stress scenarios to our bank-wide exposures to determine the impact on the consolidated statement of income, RWA requirements, and consequently, key capital ratios. This helps us analyze the potential risks within our portfolios and establish prudent capital levels in excess of the regulatory minimum requirements. All of the elements of capital are monitored throughout the year and the capital plan is adjusted as appropriate.
Management determines the range of scenarios to be tested. Macroeconomic stress test scenarios are designed to be both severe and plausible and designed to be consistent with OSFI’s stress testing framework to ensure that they are comprehensive.

CIBC 2023 ANNUAL REPORT	35

Management’s discussion and analysis

The following diagram summarizes the enterprise-wide stress testing process including the development of scenarios, identification of risk drivers and linkages to our other bank-wide ICAAP processes. The process includes syndication with our economists and lines of business to ensure scenarios are relevant to our businesses and there is a consistent interpretation of the scenarios across CIBC.

Stress test scenarios are designed to capture a wide range of macroeconomic and financial variables that are relevant to assess the impact on our specific portfolios. This includes, for example, GDP, unemployment, house prices, interest rates and equity prices.
The stress testing process is comprehensive, using a
bottoms-up
analysis of each of our bank-wide portfolios, and the results are analyzed on a product, location and sector basis. Our stress testing approach combines the use of statistical models and expert judgment to ensure the results are reasonable in estimating the impacts of the stress scenarios.
Stress testing methodologies and results are subject to a detailed review and challenge from both our lines of business and Risk Management. Stress testing results are presented for review to the RMC and are also shared with the Board and OSFI. The results of our enterprise-wide stress testing are used to highlight any vulnerabilities and ensure we remain well capitalized against regulatory and management expectations.
A key objective of the enterprise-wide stress tests is to identify key areas of exposure and foster discussion of management actions that would be taken to mitigate the impact of stress scenarios. Contingency planning and strategies for extreme stress scenarios are included in the development and maintenance of CIBC’s recovery and resolution plans. These plans include credible remedial actions that may be considered to counteract and recover from stress, or promote CIBC’s orderly resolution with limited systemic impacts. Additional information on stress testing is provided in the “Management of risk” section.
Recovery plan
FRFIs must maintain robust and credible recovery plans that identify options to restore financial strength and viability when under severe stress. CIBC continues to maintain and update its recovery plan in line with OSFI requirements and industry best practices.
Resolution plan
The Canada Deposit Insurance Corporation (CDIC) Resolution Planning
By-law
establishes a statutory framework pursuant to which domestic systemically important banks
(D-SIBs)
submit and maintain resolution plans that are critical to support resolvability and financial sector stability. CDIC, Canada’s resolution authority for its member institutions, including
D-SIBs,
has issued guidance for the development, maintenance and testing of comprehensive resolution plans and related strategies to demonstrate their operational capability, thus ensuring resolvability can be achieved in an orderly fashion. CIBC’s resolution plan has been developed and maintained in alignment with guidance and is in compliance with CDIC’s Resolution Planning
By-law.

36	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Regulatory capital and total loss absorbing capacity (TLAC) requirements
Our regulatory capital requirements are determined in accordance with guidelines issued by OSFI, which are based upon the capital standards developed by the BCBS.
Regulatory capital consists of CET1, Tier 1 and Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
The tiers of regulatory capital indicate increasing quality/permanence and the ability to absorb losses. The major components of our regulatory capital are summarized as follows:

(1)	Excluding AOCI relating to cash flow hedges and changes to fair value option (FVO) liabilities attributable to changes in own credit risk.
OSFI requires all institutions to achieve target capital ratios which include buffers. Targets may be higher for certain institutions at OSFI’s discretion. CIBC has been designated by OSFI as a domestic systemically important bank
(D-SIB)
in Canada.
D-SIBs
are subject to a CET1 surcharge equal to 1.0% of RWA. In addition, OSFI expects
D-SIBs
to hold a Domestic Stability Buffer (DSB) requirement intended to address Pillar 2 risks that are not adequately captured in the Pillar 1 capital requirements. The DSB was 3.0% as of October 31, 2023, which was increased from 2.5% effective February 1, 2023, but can range from 0% to 4.0% of RWA (see the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details). Additionally, banks need to hold an incremental countercyclical capital buffer equal to their weighted-average buffer requirement in Canada and across certain other jurisdictions where they have private sector credit exposures.
In addition, the Basel III capital standards include a
non-risk-based
capital metric, the leverage ratio, to supplement risk-based capital requirements. The leverage ratio is defined as Tier 1 capital divided by the leverage ratio exposure. The leverage ratio exposure is defined under the standards as the sum of:
(i)	On-balance sheet assets less Tier 1 capital regulatory adjustments;
(ii)	Derivative exposures;
(iii)	Securities financing transaction exposures; and
(iv)	Off-balance sheet exposures (such as commitments, direct credit substitutes, letters of credit, and securitization exposures).
Under OSFI’s TLAC guideline,
D-SIBs
are required to maintain a supervisory target TLAC ratio (which builds on the risk-based capital ratios) and a minimum TLAC leverage ratio (which builds on the leverage ratio). TLAC is defined as the aggregate of total capital and other TLAC instruments primarily comprised of bail-in
eligible instruments with a residual maturity greater than 365 days. TLAC is required to ensure that a non-viable
D-SIB
has sufficient loss absorbing capacity to support its recapitalization. This would, in turn, facilitate an orderly resolution of the
D-SIB
while minimizing adverse impacts on the financial sector stability and taxpayers.
OSFI’s current regulatory capital and TLAC targets are summarized below. Targets may be higher for certain institutions at OSFI’s discretion. We are in compliance with all current capital, leverage and TLAC requirements imposed by OSFI.

As at October 31, 2023	Minimum	Capital conservation buffer	D-SIB buffer	Pillar 1 targets (1)	Domestic Stability Buffer (2)	Target including all buffer requirements
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.0%	11.0%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.0%	12.5%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.0%	14.5%
Leverage ratio (3)	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.0%	24.5%
TLAC leverage ratio (3)	6.75%	n/a	0.5%	7.25%	n/a	7.25%

(1)	The countercyclical capital buffer applicable to CIBC is insignificant as at October 31, 2023.
(2)
On June 20, 2023, OSFI announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023. See the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details.

(3)
Effective February 1, 2023,
D-SIBs
are required to hold a buffer that is set at 50% of a
D-SIB’s
higher-loss absorbency risk-weighted requirements, which is 0.5% for the leverage ratio and the TLAC leverage ratio.

n/a	Not applicable.

CIBC 2023 ANNUAL REPORT	37

Management’s discussion and analysis

Capital adequacy requirements are applied on a consolidated basis consistent with our financial statements, except for our insurance subsidiaries (CIBC Cayman Reinsurance Limited and CIBC Life Insurance Company Limited), which are excluded from the regulatory scope of consolidation. The basis of consolidation applied to our financial statements is described in Note 1 to the consolidated financial statements. CIBC Life Insurance Company Limited is subject to OSFI’s Life Insurance Capital Adequacy Test.
Risk-weighted assets
The following table provides a summary of permissible regulatory capital approaches and those adopted by CIBC:

Risk category	Permissible regulatory capital approaches	Approach adopted by CIBC
Credit risk (1)
Basel provides three approaches for calculating credit risk capital requirements:
•    Standardized approach (SA)
•    Foundation internal ratings-based (FIRB)
•    Advanced internal ratings-based (AIRB)

OSFI expects financial institutions in Canada with Total capital in excess of $5 billion to use the internal ratings-based (IRB) approach for all material portfolios and credit businesses.
We have adopted the IRB (FIRB and AIRB) approach for the majority of our credit portfolios. Under this methodology, we utilize our own internal estimates to determine probability of default (PD), and maturity and either regulatory prescribed (FIRB), or internal (AIRB) estimates for loss given default (LGD) and exposure at default (EAD). We utilize the standardized approach for CIBC FirstCaribbean, CIBC Bank USA, and certain credit card portfolios. We periodically review portfolios under the standardized approach for consideration of adoption of the IRB approach.
	OSFI provides two approaches for calculating counterparty credit risk (CCR) for derivatives transactions: • Standardized approach (SA-CCR) • Internal model method (IMM)	CIBC applies the IMM approach for calculating CCR exposure for qualifying derivative transactions. Certain transactions are under the SA-CCR approach.

OSFI provides four approaches for calculating CCR for repo-style transactions:
•    Comprehensive approach, with supervisory haircuts
•    Comprehensive approach, with own estimate haircuts
•    Repo VaR approach
•    IMM
The comprehensive approach, with supervisory haircuts, is used for credit risk mitigation for repo-style transactions.
	Permitted approaches for equity positions in the banking book (which includes equity investments in funds) include: • Standardized • Market-based • Look-through • Mandate-based • Fall-back	We use the standardized approach for equity positions in the banking book and both the look-through and mandate-based approaches for equity investments in funds.

Basel provides the following approaches for calculating capital requirements for securitization positions:
•    Internal ratings-based approach
(SEC-IRBA)
•    Internal assessment approach
(SEC-IAA)
•    External ratings-based approach
(SEC-ERBA)
•    Standardized approach
(SEC-SA)
We use SEC-IRBA, SEC-IAA, SEC-ERBA and SEC-SA for securitization exposures in the banking book.
Market risk
Market risk capital requirements can be determined under the following approaches:
•    Standardized approach
•    IMM approach

Internal models involve the use of internal VaR models to measure market risk and determine the appropriate capital requirement. The stressed VaR and incremental risk charge (IRC) also form part of the internal models approach.
We predominantly use the internal models approach to calculate market risk capital. Our internal market risk models comprise VaR, stressed VaR, IRC and a capital charge for risk not captured in VaR. We also use
SEC-ERBA
for trading book securitization positions under the standardized approach.
Operational risk	Operational risk capital requirements can be determined under the following approaches: • Standardized approach • Simplified standardized approach (SSA)	We use the standardized approach based on OSFI rules to calculate operational risk capital. The standardized approach was revised in the second quarter of 2023 as detailed below.

(1)	Includes CCR.
We also calculate a capital floor based on the standardized approaches. If our capital requirement is lower than that calculated by reference to the standardized approaches with a floor adjustment factor applied, currently at 65%, an adjustment to our RWA would be required. See the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details, including with respect to expected floor adjustments over the next three years. In October 2023, we obtained approval from OSFI to apply the IRB approach for the majority of our credit portfolios within CIBC Bank USA, which we expect to apply in the first quarter of 2024.

38	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Continuous enhancement to regulatory capital and TLAC requirements
The BCBS and OSFI have published a number of proposals for changes to the existing regulatory capital requirements to strengthen the regulation, supervision, and practices of banks, with the overall objective of enhancing financial stability. The discussion below provides a summary of Basel III reforms and revised Pillar 3 disclosure requirements and BCBS and OSFI publications that have been issued since our 2022 Annual Report.
Basel III reforms and revised Pillar 3 disclosure requirements
On January 31, 2022, OSFI released final capital, leverage, liquidity and disclosure guidelines that incorporate the final Basel III reforms, as well as certain updates to the treatment of credit valuation adjustments (CVA), market risk hedges of other valuation adjustments of over-the-counter (OTC) derivatives and management of operational risk. Primary changes include:
•	Revisions to both the IRB approach and standardized approach to credit risk;
•	Revised operational risk framework based on income and historical operational losses;
•	Revised market risk and CVA frameworks;
•	Updated CET1 capital deductions for certain assets;
•
An updated capital output floor based on the revised standardized approach noted above, with the phase-in of the floor adjustment factor over three years at 65.0% commencing in the second quarter of 2023 and rising 2.5% per year to 72.5% in the first quarter of 2026;

•	Modification to the leverage ratio framework, including a buffer requirement for D-SIBs; and
•	Enhancements to the LAR Guideline, including changes to net cumulative cash flow (NCCF) requirements.
These changes were implemented in the second quarter of 2023, with the exceptions of revisions to the CVA and market risk frameworks, which will be implemented in the first quarter of 2024. In addition, related revisions to existing Pillar 3 disclosure requirements were implemented in the second quarter of 2023, and new Pillar 3 disclosures were implemented in the fourth quarter of 2023 for D-SIBs. The impact to the CET1 ratio from the Basel III reforms are noted below in the “Regulatory capital, leverage and TLAC ratios” section.
On November 11, 2021, the BCBS published “Revisions to market risk disclosure requirements”, which included a number of adjustments to reflect the revised market risk framework introduced in January 2019. OSFI requires implementation of the 2019 market risk framework in the first quarter of 2024.
On November 14, 2023, OSFI released the final amendments to the Pillar 3 Disclosure Guidelines to incorporate the market risk and CVA risk disclosures of the Basel Framework. These amendments are applicable for D-SIBs designated by OSFI to apply the market risk framework of the Capital Adequacy Requirements Guideline and will be effective for CIBC for the fiscal year-end 2024 reporting period.
Domestic Stability Buffer
On December 8, 2022, OSFI increased the upper limit of the DSB’s range from 2.5% to 4.0% of total RWA in response to existing market conditions and elevated economic uncertainties. The DSB was 3.0% as of July 31, 2023, which was increased from 2.5% effective February 1, 2023. On June 20, 2023, OSFI further announced an increase to the DSB from 3.0% to 3.5%, effective November 1, 2023. As a result, OSFI’s target capital ratios, including all buffers, for CET1, Tier 1 and Total capital will increase to 11.5%, 13.0% and 15.0% respectively, effective November 1, 2023.
Parental Stand-Alone (Solo) TLAC Framework
On September 12, 2023, OSFI published final guideline for the Solo TLAC Framework for D-SIBs with an implementation date of November 1, 2023. The Solo TLAC ratio is built on the risk-based TLAC ratio set out in the TLAC Guideline and the risk-based capital ratios described in the CAR Guideline. The risk-based Solo TLAC ratio will be the primary basis used by OSFI to measure the sufficiency of loss capacity that is readily available to the parent bank on a stand-alone, legal entity basis.
We continue to monitor and prepare for developments impacting regulatory capital and TLAC requirements and disclosures.

CIBC 2023 ANNUAL REPORT	39

Management’s discussion and analysis

Regulatory capital, leverage and TLAC ratios
(1)
The components of our regulatory capital and ratios under Basel III are presented in the table below:

$ millions, as at October 31	2023	2022
Common Equity Tier 1 (CET1) capital: instruments and reserves
Directly issued qualifying common share capital plus related stock surplus	$16,191	$14,841
Retained earnings	30,402	28,823
AOCI (and other reserves)	1,463	1,594
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	102	107
CET1 capital before regulatory adjustments	48,158	45,365
CET1 capital: regulatory adjustments
Prudential valuation adjustments	5	23
Goodwill (net of related tax liabilities)	5,344	5,268
Other intangibles other than mortgage-servicing rights (net of related tax liabilities)	2,384	2,289
Deferred tax assets excluding those arising from temporary differences (net of related tax liabilities)	9	15
Defined benefit pension fund net assets (net of related tax liabilities)	793	1,071
Other deductions or regulatory adjustments to CET1 as determined by OSFI (1)	–	(170)
Other	(704)	(136)
Total regulatory adjustments to CET1 capital	7,831	8,360
CET1 capital	40,327	37,005
Additional Tier 1 (AT1) capital: instruments
Directly issued qualifying AT1 instruments plus related stock surplus (2)	4,925	4,923
AT1 instruments issued by subsidiaries and held by third parties (amount allowed in AT1)	18	18
AT1 capital	4,943	4,941
Tier 1 capital (T1 = CET1 + AT1)	45,270	41,946
Tier 2 capital: instruments and provisions
Directly issued qualifying Tier 2 instruments plus related stock surplus (3)	5,888	5,716
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in Tier 2)	23	25
General allowances	938	576
Tier 2 capital (T2)	6,849	6,317
Total capital (TC = T1 + T2)	$52,119	$48,263
RWA consisting of:
Credit risk	$274,714	$273,076
Market risk	8,004	9,230
Operational risk	43,402	33,328
Total RWA	$326,120	$315,634
Capital ratios
CET1 ratio	12.4%	11.7%
Tier 1 capital ratio	13.9%	13.3%
Total capital ratio	16.0%	15.3%
Leverage ratios
Leverage ratio exposure (4)	$1,079,103	$961,791
Leverage ratio (4)	4.2%	4.4%
TLAC ratio and TLAC leverage ratio
TLAC available	$100,176	$95,136
TLAC ratio	30.7%	30.1%
TLAC leverage ratio (4)	9.3%	9.9%

(1)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which resulted in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable beginning in the first quarter of 2023. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023 (see the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details).

(2)	Comprised of non-viability contingent capital (NVCC) preferred shares and Limited Recourse Capital Notes (LRCN).
(3)	Comprised of certain debentures which qualify as NVCC.
(4)
The temporary exclusion of Central bank reserves from the leverage ratio exposure measure in response to the onset of the
COVID-19
pandemic was no longer applicable beginning in the second quarter of 2023.

CET1 ratio
The CET1 ratio at October 31, 2023 increased 0.7% from October 31, 2022, driven by the impact of an increase in CET1 capital, partially offset by an increase in RWA.
The increase in CET1 capital was mainly due to internal capital generation (net income less dividends and distributions) and an increase in common shares primarily related to our shareholder investment plan.
The increase in RWA was due to an increase in operational risk and credit risk RWA, partially offset by a decrease in market risk RWA. The increase in operational risk RWA was mainly from the treatment of legal provisions under the revised operational risk framework pursuant to the Basel III reforms implemented in the second quarter of 2023. There was a net increase in credit risk RWA from an increase in asset size, the net impact of foreign currency translation, model updates and portfolio migration. This was partially offset by the implementation of the Basel III reforms, and the benefit of a risk transfer transaction. The decrease in market risk RWA was largely the result of a decrease in risk levels and model updates. For additional information, see the “Components of risk-weighted assets” section.
Tier 1 capital ratio
The Tier 1 capital ratio at October 31, 2023 increased 0.6% from October 31, 2022, primarily due to the factors affecting the CET1 ratio noted above.
Total capital ratio
The Total capital ratio at October 31, 2023 increased 0.7% from October 31, 2022, primarily due to the factors affecting the Tier 1 capital ratio noted above and a net increase in NVCC subordinated debentures and eligible allowances included in Tier 2 capital. See the “Capital initiatives” section below for further details.

40	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Leverage ratio
The leverage ratio at October 31, 2023, decreased 0.2% from October 31, 2022, as the impact of an increase in Tier 1 capital was more than offset by the impact of an increase in leverage ratio exposure. The increase in leverage ratio exposure was primarily driven by the discontinuation of the temporary exclusion of Central bank reserves from the on-balance sheet exposure measure.
TLAC ratio and TLAC leverage ratio
The TLAC ratio at October 31, 2023 increased 0.6% from October 31, 2022, driven by an increase in TLAC, partially offset by an increase in RWA. The increase in TLAC was primarily a result of higher total capital due to the factors noted above and issuances of bail-in
eligible liabilities.
The TLAC leverage ratio at October 31, 2023 decreased 0.6% from October 31, 2022, primarily due to the factors affecting the leverage ratio exposure as noted above, partially offset by an increase in TLAC.
Movement in total regulatory capital
Changes in regulatory capital under Basel III are presented in the table below:

$ millions, for the year ended October 31	2023	2022
CET1 capital
Balance at beginning of year	$37,005	$33,751
Shares issued in lieu of cash dividends (add back)	1,155	153
Other issue of common shares	203	248
Purchase of common shares for cancellation	–	(29)
Premium on purchase of common shares for cancellation	–	(105)
Net income attributable to equity shareholders	4,995	6,220
Dividends and distributions	(3,416)	(3,125)
Change in AOCI balances
Currency translation differences	351	1,753
Securities measured at FVOCI	228	(889)
Cash flow hedges (1)	(364)	(799)
Fair value change of FVO liabilities attributable to changes in credit risk	(106)	262
Post-employment defined benefit plans	(240)	198
Removal of own credit spread (net of tax)	197	(468)
Shortfall of allowance to expected losses	–	–
Goodwill and other intangible assets (deduction, net of related tax liabilities)	(171)	(943)
Other, including regulatory adjustments and transitional arrangements (1)(2)	490	778
CET1 capital balance at end of year	$40,327	$37,005
AT1 capital
Balance at beginning of year	$4,941	$4,593
AT1 eligible capital issues	–	1,400
Impact of the cap on inclusion for instruments subject to phase out (3)	–	(251)
Redeemed capital	–	(800)
Other, including regulatory adjustments	2	(1)
AT1 capital balance at end of year	$4,943	$4,941
Tier 2 capital
Balance at beginning of year	$6,317	$5,858
New Tier 2 eligible capital issues	1,750	1,000
Redeemed capital	(1,500)	–
Impact of the cap on inclusion for instruments subject to phase out	–	(451)
Other, including change in regulatory adjustments (2)	282	(90)
Tier 2 capital balance at end of year	$6,849	$6,317
Total capital balance at end of year	$52,119	$48,263

(1)	Net change in cash flow hedges is included in “Change in AOCI balances” then derecognized in “Other, including regulatory adjustments and transitional arrangements”.
(2)
The 2022 results included the impact of the ECL transitional arrangement announced by OSFI on March 27, 2020, which results in a portion of ECL allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital subject to certain scalars and limitations. The transitional arrangement was no longer applicable, beginning in the first quarter of 2023. The 2023 results reflect the impacts from the implementation of Basel III reforms that became effective as of February 1, 2023 (see the “Continuous enhancement to regulatory capital and TLAC requirements” section for additional details).

(3)
On November 1, 2021, CIBC Capital Trust, a trust wholly owned by CIBC, redeemed all $300 million of its Tier 1 Notes – Series B, of which $251 million was recognized as AT1 capital as at October 31, 2021.

CIBC 2023 ANNUAL REPORT	41

Management’s discussion and analysis

Components of risk-weighted assets
The components of our RWA and corresponding minimum total capital requirements are presented in the table below:

$ millions, as at October 31	2023
	RWA (1)	Minimum total capital required (2)
Credit risk (3)
Standardized approach
Corporate	$43,124	$3,450
Sovereign	2,140	171
Banks	219	18
Real estate secured personal lending	1,951	156
Commercial real estate	14,159	1,133
Other retail	3,864	309
Trading book	3,168	253
Equity	140	11
Securitization (4)(5)	2,916	233
CCP	558	45
CVA	5,949	476
Other credit RWA	13,312	1,065
	91,500	7,320
AIRB approach (6)
Corporate	49,732	3,979
Sovereign (7)	5,579	446
Banks	–	–
Real estate secured personal lending	34,323	2,746
Commercial real estate	21,585	1,727
Qualifying revolving retail	16,661	1,333
Other retail	11,739	939
Trading book	686	55
Securitization (4)(5)	3,728	299
	144,033	11,524
FIRB approach (6)
Corporate	31,627	2,530
Sovereign (7)	–	–
Banks	3,270	262
Real estate secured personal lending	–	–
Commercial real estate	155	12
Other retail	–	–
Trading book	4,129	330
	39,181	3,134
Total credit risk	274,714	21,978
Market risk (Internal Models and IRB Approach)
VaR	1,538	123
Stressed VaR	4,829	386
Incremental risk charge	1,274	102
Securitization and other	363	29
Total market risk	8,004	640
Operational risk	43,402	3,472
Total RWA	$326,120	$26,090

(1)	Effective in the first quarter of 2023, RWAs have been calculated in accordance with the Basel III reforms.
(2)
Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(3)	Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(4)
Beginning in the first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.

(5)	Includes securitization exposures that are risk-weighted at 1250%.
(6)	Includes RWA relating to certain commercial loans which are determined using the supervisory slotting approach.
(7)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.

42	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

$ millions, as at October 31	2022
	RWA	(1)	Minimum total capital required	(2)
Credit risk (3)
Standardized approach
Corporate	$56,160		$4,493
Sovereign	1,446		116
Banks	446		36
Real estate secured personal lending	2,467		197
Other retail	3,824		306
Trading book	101		8
Equity	810		65
Securitization	557		44
	65,811		5,265
AIRB approach (4)
Corporate	108,472		8,678
Sovereign (5)	3,478		278
Banks	3,663		293
Real estate secured personal lending	27,396		2,192
Qualifying revolving retail	14,591		1,167
Other retail	11,358		909
Equity	686		55
Trading book	5,354		428
Securitization	1,810		145
Adjustment for scaling factor	10,500		840
	187,308		14,985
Other credit RWA (6)	13,261		1,061
Total credit risk (before adjustment for CVA phase-in)	266,380		21,311
Market risk (Internal Models and IRB Approach)
VaR	921		74
Stressed VaR	4,002		320
Incremental risk charge	1,426		114
Securitization and other	2,881		230
Total market risk	9,230		738
Operational risk	33,328		2,666
Total RWA before adjustments for CVA phase-in	$308,938		$24,715
CVA capital charge
Total RWA	$6,696		$536
Total RWA after adjustments for CVA phase-in
Total RWA	$315,634		$25,251

(1)	Amounts are inclusive of a 6% scaling factor adjustment that applies to IRB exposures, except for exposures related to asset securitization.
(2)
Refers to the minimum standard established by the BCBS before the application of the capital conservation buffer and any other capital buffers that may be established by regulators from time to time. It is calculated by multiplying RWA by 8%.

(3)	Credit risk includes CCR, which comprises derivative and repo-style transactions. Credit risk for CIBC Bank USA and CIBC FirstCaribbean are calculated under the standardized approach.
(4)	Includes RWA relating to equity investments in funds and certain commercial loans which are determined using the supervisory slotting approach.
(5)	Includes residential mortgages insured by Canada Mortgage and Housing Corporation (CMHC), an agency of the Government of Canada, and government-guaranteed student loans.
(6)
Comprises RWA relating to derivative and repo-style transactions cleared through qualified central counterparties (QCCPs), settlement risk, and other assets that are subject to the credit risk framework but are not included in the standardized or IRB frameworks, including other balance sheet assets that are risk-weighted at 100%, significant investments in the capital of non-financial
institutions that are risk-weighted at 1,250%, and amounts below the thresholds for deduction that are risk-weighted at 250%.

Share split
In February 2022, CIBC’s Board of Directors approved a
two-for-one
share split (Share Split) of CIBC’s issued and outstanding common shares to be effected through an amendment to CIBC’s by-laws.
On April 7, 2022, CIBC shareholders approved the Share Split. Each shareholder of record at the close of business on May 6, 2022 (Record Date) received one additional share on May 13, 2022 (Payment Date) for every one share held on the Record Date. All common share numbers and per common share amounts have been adjusted to reflect the Share Split as if it was retroactively applied to the beginning of 2022.
Capital initiatives
The following were the main capital initiatives undertaken since our 2022 Annual Report:
Normal Course Issuer Bid (NCIB)
Our normal course issuer bid expired on December 12, 2022. Under this bid, we purchased and cancelled 1,800,000 common shares at an average price of $74.43 for a total amount of $134 million during the first quarter of 2022.
Employee share purchase plan
Pursuant to the employee share purchase plan, we issued 3,081,055 common shares (on a post share split basis) for consideration of $176 million for the year ended October 31, 2023.
Shareholder investment plan
Pursuant to the shareholder investment plan, we issued 21,455,322 common shares (on a post share split basis) for consideration of $1,155 million for the year ended October 31, 2023.

CIBC 2023 ANNUAL REPORT	43

Management’s discussion and analysis

Dividends
Our quarterly common share dividend was increased from $0.85 per share to $0.87 per share for the quarter ending July 31, 2023.
On November 29, 2023, the CIBC Board of Directors approved an increase in our quarterly common share dividend from $0.87 per share to $0.90 per share for the quarter ending January 31, 2024.
Common and preferred share dividends are declared quarterly at the discretion of the Board. The declaration and payment of dividends is governed by Section 79 of the
Bank Act
(Canada), the terms of the preferred shares, as explained in Note 15 to the consolidated financial statements.
Subordinated indebtedness
On January 20, 2023, we issued $1.0 billion principal amount of 5.33% Debentures due January 20, 2033. The Debentures bear interest at a fixed rate of 5.33% per annum (paid semi-annually) until January 20, 2028, and at Daily Compounded Canadian Overnight Repo Rate Average (CORRA) plus 2.37% per annum (paid quarterly) thereafter until maturity on January 20, 2033. These debentures qualify as Tier 2 capital.
On April 4, 2023, we redeemed $1.5 billion principal amount of 3.45% Debentures due April 4, 2028. In accordance with their terms, the Debentures were redeemed at 100% of their principal amount, together with accrued and unpaid interest thereon.
On April 20, 2023, we issued $750 million principal amount of 5.35% Debentures due April 20, 2033. The Debentures bear interest at a fixed rate of 5.35% per annum (paid semi-annually) until April 20, 2028, and at Daily Compounded CORRA plus 2.23% per annum (paid quarterly) thereafter until maturity on April 20, 2033. These debentures qualify as Tier 2 capital.
Non-cumulative
Rate Reset Class A Preferred Shares Series 47 (NVCC)
Holders of the Non-cumulative Rate Reset Class A Preferred Shares Series 47 (NVCC) (Series 47 shares) had the option to convert their shares into
Non-cumulative
Floating Rate Class A Preferred Shares Series 48 (NVCC) (Series 48 shares) on a one-for-one
basis on January 31, 2023. As the conditions for conversion were not met, no Series 48 shares were issued, and all of the Series 47 shares remain outstanding. The dividend on the Series 47 shares was reset to 5.878%, payable quarterly as and when declared by the Board, effective for the five-year period commencing January 31, 2023.
See the “Outstanding share data” section below and Note 15 to our consolidated financial statements for further details.
Outstanding share data
The table below provides a summary of our outstanding shares, NVCC capital instruments, and the maximum number of common shares issuable on conversion/exercise:

	Shares outstanding		Minimum conversion price per common share	(1)	Maximum number of common shares issuable on conversion/exercise
$ millions, except number of shares and per share amounts, as at November 24, 2023	Number of shares	Amount
Common shares	931,244,289	$16,089
Treasury shares – common shares	(51,692)	(3)
Preferred shares (2)(3)
Series 39 (NVCC)	16,000,000	$400	$2.50		160,000,000
Series 41 (NVCC)	12,000,000	300	2.50		120,000,000
Series 43 (NVCC)	12,000,000	300	2.50		120,000,000
Series 47 (NVCC)	18,000,000	450	2.50		180,000,000
Series 49 (NVCC)	13,000,000	325	2.50		130,000,000
Series 51 (NVCC)	10,000,000	250	2.50		100,000,000
Series 56 (NVCC)	600,000	600	2.50		240,000,000
Treasury shares – preferred shares (2)(3)	(18)	–
Limited recourse capital notes (3)(4)
4.375% Limited recourse capital notes Series 1 (NVCC)	n/a	750	2.50		300,000,000
4.000% Limited recourse capital notes Series 2 (NVCC)	n/a	750	2.50		300,000,000
7.150% Limited recourse capital notes Series 3 (NVCC)	n/a	800	2.50		320,000,000
Subordinated indebtedness (3)(5)
2.95% Debentures due June 19, 2029 (NVCC)	n/a	1,500	2.50		900,000,000
2.01% Debentures due July 21, 2030 (NVCC)	n/a	1,000	2.50		600,000,000
1.96% Debentures due April 21, 2031 (NVCC)	n/a	1,000	2.50		600,000,000
4.20% Debentures due April 7, 2032 (NVCC)	n/a	1,000	2.50		600,000,000
5.33% Debentures due January 20, 2033 (NVCC)	n/a	1,000	2.50		600,000,000
5.35% Debentures due April 20, 2033 (NVCC)	n/a	750	2.50		450,000,000
Stock options outstanding					14,657,255

(1)
The minimum conversion price per common share for CIBC’s outstanding NVCC instruments, including NVCC preferred shares, NVCC subordinated debentures and NVCC LRCN have been adjusted from $5.00 to $2.50 to account for the Share Split in accordance with the terms and conditions of the NVCC instruments.

(2)
Upon the occurrence of a Trigger Event, each share is convertible into a number of common shares, determined by dividing the par value of $25.00 ($1,000 in the case of Series 56 shares) plus declared and unpaid dividends by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split). Preferred shareholders do not have the right to convert their shares into common shares.

(3)	The maximum number of common shares issuable on conversion excludes the impact of declared but unpaid dividends and accrued interest.
(4)
Upon the occurrence of a Trigger Event, the Series 53, 54 and 55 Preferred Shares held in the Limited Recourse Trust in support of the LRCN are convertible into a number of common shares, determined by dividing the par value of $1,000 by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

(5)
Upon the occurrence of a Trigger Event, the Debentures are convertible into a number of common shares, determined by dividing 150% of the par value plus accrued and unpaid interest by the average common share price (as defined in the relevant prospectus supplement) subject to a minimum price per common share (subject to adjustment in certain events as defined in the relevant prospectus supplement, including a share split).

n/a	Not applicable.
The occurrence of a “Trigger Event” would result in conversion of all of the outstanding NVCC instruments described above, which would represent a dilution impact of 86% based on the number of CIBC common shares outstanding as at October 31, 2023. As described in the CAR Guideline, a Trigger Event occurs when OSFI determines the bank is or is about to become non-viable
and, if after conversion of all contingent instruments and consideration of any other relevant factors or circumstances, it is reasonably likely that its viability will be restored or maintained; or if the bank has accepted or agreed

44	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

to accept a capital injection or equivalent support from a federal or provincial government, without which OSFI would have determined the bank to be non-viable.
In addition to the potential dilution impacts related to the NVCC instruments discussed above, as at October 31, 2023, $60.8 billion (2022: $55.1 billion) of our outstanding liabilities were subject to conversion to common shares under the bail-in
regime. Under the
bail-in
regime, there is no fixed and
pre-determined
contractual conversion ratio for the conversion of the specified eligible shares and liabilities of CIBC that are subject to a bail-in
conversion into common shares, nor are there specific requirements regarding whether liabilities subject to a bail-in
conversion are converted into common shares of CIBC or any of its affiliates. CDIC determines the timing of the bail-in
conversion, the portion of the specified eligible shares and liabilities to be converted and the terms and conditions of the conversion, subject to parameters set out in the bail-in
regime. See the “Regulatory capital and total loss absorbing capacity (TLAC) requirements” section for further details.
Preferred share and other equity instruments rights and privileges
See Note 15 to the consolidated financial statements for details on our preferred share and other equity instruments rights and privileges.
Off-balance
sheet arrangements
We enter into
off-balance
sheet arrangements in the normal course of our business. We consolidate all of our sponsored trusts that securitize our own assets.
Non-consolidated structured entities (SEs)
We manage and administer a single-seller conduit and several CIBC-sponsored multi-seller conduits in Canada and the U.S. The multi-seller conduits acquire direct or indirect ownership or security interests in pools of financial assets from our clients and finance the acquisitions by issuing asset-backed commercial paper (ABCP) to investors. The single-seller conduit acquires financial assets and finances these acquisitions through a credit facility provided by a syndicate of financial institutions. The sellers to the conduits may continue to service the assets and may be exposed to credit losses realized on these assets, typically through the provision of over-collateralization or another form of credit enhancement. The conduits may obtain credit enhancement from third-party providers.
We provide the multi-seller conduits with commercial paper backstop liquidity facilities. We may also provide securities distribution to multi-seller conduits and to both the single and multi-seller conduits accounting, cash management, and operations services. The liquidity facilities for the managed and administered multi-seller conduits require us to provide funding, subject to the satisfaction of certain conditions with respect to the conduits, for ABCP not placed with external investors. We may also purchase ABCP issued by the multi-seller conduits for market-making and for voluntary risk retention purposes.
We are required to maintain certain short-term and/or long-term debt ratings with respect to the liquidity facilities that we provide to the sponsored multi-seller conduits in Canada. If we are downgraded below the level specified under the terms of those facilities, we must provide alternative satisfactory liquidity arrangements, such as procuring an alternative liquidity provider that meets the minimum rating requirements.
We may also act as the counterparty to derivative contracts entered into by a multi-seller conduit in order to convert the yield of the underlying assets to match the needs of the multi-seller conduit’s investors or to mitigate the interest rate, basis, and currency risk within the conduit.
We earn fees for providing services related to the
non-consolidated
single-seller and multi-seller conduits, such as backstop liquidity facilities, distribution, transaction structuring, and conduit administration. These fees totalled $86 million in 2023 (2022: $70 million). All fees earned in respect of activities with the conduits are on a market basis.
As at October 31, 2023, the amount of ABCP issued to fund the various asset types in the multi-seller conduits was $13.3 billion (2022: $9.3 billion). The estimated weighted-average life of these assets was 1.6 years (2022: 1.8 years). Our holdings of commercial paper issued by the non-consolidated
sponsored multi-seller conduits that offer commercial paper to external investors were $414 million (2022: $642 million). Our committed backstop liquidity facilities to these conduits were $17.8 billion (2022: $11.7 billion). We also provided credit facilities of $50 million (2022: $50 million) to these conduits.
We participated in a syndicated facility of $700 million to the single-seller conduit that provides funding to franchisees of a major Canadian retailer, which will mature in April 2025. Our portion of the commitment was $130 million (2022: $130 million), of which $91 million (2022: $98 million) was funded as at October 31, 2023.
We engage one or more of the four major rating agencies, DBRS Limited (DBRS), Fitch Ratings Inc. (Fitch), Moody’s Investors Service, Inc. (Moody’s), and S&P, to opine on the credit ratings of ABCP issued by our sponsored multi-seller conduits. In the event that ratings differ between rating agencies in respect of any direct investments we have in the ABCP or transactions funded in the ABCP conduits, we use the lower rating.
We also have investments in and provide loans, liquidity and credit facilities to certain other third-party and CIBC-managed SEs. The on-balance
sheet exposure related to these SEs is included in the consolidated financial statements.
We provide interim and term senior financing to third-party SEs for the purpose of purchasing loans during the warehousing phase for future securitization. As senior lenders we are repaid by proceeds from the issuance of debt securities to external investors when the securitization closes or by the cash flows from the repayment of the underlying assets held by the SE or alternative financing obtained by the SE from third-party lenders.

CIBC 2023 ANNUAL REPORT	45

Management’s discussion and analysis

We purchase credit protection from a capital vehicle on certain referenced loan assets, which issues guarantee-linked notes held only by third-party
investors. We do not consolidate the capital vehicle and the underlying loan assets remain on the consolidated balance sheet.
Our
on-
and
off-balance
sheet amounts related to the SEs that are not consolidated are set out in the table below. For additional details on our SEs, see Note 6 to the consolidated financial statements.

$ millions, as at October 31				2023				2022
	Cash, Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)	Investments and loans (1)	Liquidity, credit facilities and commitments		Written credit derivatives (2)
Single-seller and multi-seller conduits	$505	$13,131	(3)	$–	$740	$8,682	(3)	$–
Third-party structured vehicles	4,351	2,039		–	5,005	2,638		–
Loan warehouse financing	6,858	5,500		–	8,898	2,700		–
Other	1,127	150		76	601	308		80

(1)
Excludes securities issued by, retained interest in, and derivatives with entities established by CMHC, Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association, Federal Home Loan Banks, Federal Farm Credit Bank, and Student Loan Marketing Association. $3 million (2022: $3 million) of the exposures related to structured vehicles run-off
were hedged.

(2)
Disclosed amounts reflect the outstanding notional of written credit derivatives. The negative fair value recorded on the consolidated balance sheet was $51 million (2022: $45 million). Notional of $71 million (2022: $75 million) was hedged with credit derivatives protection from third parties. The fair value of these hedges net of CVA was $46 million (2022: $40 million). An additional notional of $5 million (2022: $5 million) was hedged through a limited recourse note.

(3)
Excludes an additional $4.3 billion (2022: $2.4 billion) relating to our backstop liquidity facilities provided to the multi-seller conduits as part of their commitment to fund purchases of additional assets. Also excludes $414 million (2022: $642 million) of our direct investments in the multi-seller conduits which we consider investment exposure.

Other financial transactions
We are the sponsor of several mutual and pooled funds, in the form of trusts. We are the administrator of these funds. In addition, we may act in other capacities, including custodian, trustee and broker. We earn fees at market rates from these trusts. We do not guarantee either principal or returns to investors in these funds. We act as a trustee of a number of personal trusts and have a fiduciary responsibility to act in the best interests of the beneficiaries of the trusts. We earn a fee for acting as a trustee. We also participate in transactions to modify the cash flows of trusts managed by third-party asset managers to create investments with specific risk profiles, or to assist clients in the efficient management of other risks. Typically, these involve the use of derivative products, which transfer the risks and returns to or from a trust.
Derivatives
We participate in derivatives transactions, as a market maker facilitating the needs of our clients or as a principal to manage the risks associated with our funding, investing and trading strategies. All derivatives are recorded at fair value on our consolidated balance sheet. See Notes 12 and 23 to the consolidated financial statements for details on derivative contracts and the risks associated with them.
Credit-related arrangements
Credit-related arrangements are generally
off-balance
sheet instruments and are typically entered into to meet the financing needs of clients. In addition, there are certain exposures for which we could be obligated to extend credit that are not recorded on the consolidated balance sheet. For additional details of these arrangements, see the “Liquidity risk” section and Note 21 to the consolidated financial statements.
Guarantees
A guarantee is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor failed to make payment when due in accordance with the original or modified terms of a debt instrument. Guarantees include credit derivatives protection sold and standby and performance letters of credit, as discussed in Notes 12 and 21 to the consolidated financial statements, respectively.

46	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Management of
risk

We have provided certain disclosures required under IFRS 7 “Financial Instruments – Disclosures” (IFRS 7) related to the nature and extent of risks arising from financial instruments in the MD&A, as permitted by that IFRS standard. These disclosures are included in the “Risk overview”, “Credit risk”, “Market risk”, “Liquidity risk”, “Operational risk”, “Reputation and legal risks”, “Conduct risk”, and “Regulatory compliance risk” sections.

47	Risk overview

48	Risk governance structure

49	Risk management structure

50	Risk management process

50	Risk appetite statement

51	Risk input into performance and compensation

52	Risk policies and limits

53	Risk identification and measurement

54	Stress testing

54	Risk treatment and mitigation

54	Risk monitoring and reporting

55	Top and emerging risks

58	Risks arising from business activities

59	Credit risk

59	Governance and management

59	Policies

60	Process and control

60	Risk measurement

63	Exposure to credit risk

65	Credit quality of portfolios

68	Credit quality performance

69	Loans contractually past due but not impaired

69	Exposure to certain countries and regions

69	U.S. office real estate exposure

69	Settlement risk

70	Securitization activities

71	Market risk

71	Governance and management

71	Policies

71	Market risk limits

71	Process and control
71	Risk measurement

72	Trading activities

75	Non-trading activities

76	Pension risk

77	Liquidity risk

77	Governance and management

77	Policies

77	Risk measurement

78	Liquid assets

81	Funding

82	Contractual obligations

83	Other risks

83	Strategic risk

83	Operational risk

85	Environmental and social risk

86	Regulatory compliance risk

87	Insurance risk

87	Reputation and legal risks

87	Conduct risk

Risk overview
CIBC faces a wide variety of risks across all of its areas of business. Identifying and understanding risks and their impact allows CIBC to
frame its risk appetite and risk management practices. Defining acceptable levels of risk, and establishing sound principles, policies and practices for managing risks, is
fundamental to achieving consistent and sustainable long-term performance, while remaining within our risk appetite.

Our risk appetite defines tolerance levels for various risks. This is the foundation for our risk management culture and our risk management framework.
Our risk management framework includes:
•	CIBC, SBU, functional group-level and regional risk appetite statements;
•	Risk frameworks, policies, procedures and limits to align activities with our risk appetite;
•	Regular risk reports to identify and communicate risk levels;
•	An independent control framework to identify and test the design and operating effectiveness of our key controls;
•	Stress testing to consider the potential impact of changes in the business environment on capital, liquidity and earnings;
•	Proactive consideration of risk mitigation options in order to optimize results; and
•	Oversight through our risk-focused committees and governance structure.
Managing risk is a shared responsibility at CIBC. Business units and risk management professionals work in collaboration to ensure that business strategies and activities are consistent with our risk appetite. CIBC’s approach to enterprise-wide risk management aligns with the three lines of defence model:
(i)
As the first line of defence, CIBC’s Management, in SBUs and functional groups own the risks and are accountable and responsible for identifying and assessing risks inherent in its activities in accordance with the CIBC risk appetite. In addition, Management establishes and maintains controls to mitigate such risks. Management may include governance groups within the business to facilitate the Control Framework and other risk-related processes. A Governance Group refers to a group within Business Unit Management (first line of defence) whose focus is to manage governance, risk and control activities on behalf of that Business Unit Management. A Governance Group is considered first line of defence, in conjunction with Business Unit Management. Control Groups are groups with enterprise-wide accountability for specific risk types and are also considered first line of defence. They provide subject matter expertise to Management and/or implement/maintain enterprise-wide control programs and activities for their domain area (for example Information Security). While Control Groups collaborate with Management in identifying and managing risk, they also challenge risk decisions and risk mitigation strategies.

(ii)
The second line of defence is independent from the first line of defence and provides an enterprise-wide view of specific risk types, guidance and effective challenge to risk and control activities. Risk Management is the primary second line of defence. Risk Management may leverage subject matter expertise of other groups (e.g., third parties or Control Groups) to inform their independent assessments, as appropriate.

(iii)
As the third line of defence, CIBC’s Internal Audit is responsible for providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and Internal Control as a part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.

A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management.

CIBC 2023 ANNUAL REPORT	47

Management’s discussion and analysis

We continuously monitor our risk profile against our defined risk appetite and related limits, taking action as needed to maintain an appropriate balance of risk and return. Monitoring our risk profile includes forward-looking analysis of sensitivity to local and global market factors, economic conditions, and geopolitical and regulatory environments that influence our overall risk profile.
Regular and transparent risk reporting and discussion at senior management committees facilitates communication of risks and discussion of risk management strategies across the organization.

Risk governance structure
Our risk governance structure is illustrated below:

Board of Directors (the Board):
The Board oversees the enterprise-wide risk management program through approval of our risk appetite, Control Framework and supporting risk management policies and limits. The Board accomplishes its mandate through its Audit, Risk Management, Management Resources and Compensation, and Corporate Governance committees, described below.
Audit Committee (AC):
The Audit Committee reviews the overall design and operating effectiveness of internal controls and the control environment, including internal controls over financial reporting. The Audit Committee also has oversight of the underlying processes and controls of the ESG disclosures in our Annual Report, Sustainability Report, and other material ESG disclosure documents.
Risk Management Committee (RMC):
This committee assists the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. This includes oversight of key frameworks, policies and risk limits related to the identification, measurement and monitoring of CIBC’s principal business risks.
Management Resources and Compensation Committee (MRCC):
This committee is responsible for assisting the Board in its global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls.
Corporate Governance Committee (CGC):
This committee is responsible for assisting the Board in fulfilling its corporate governance oversight responsibilities and oversight of the ESG strategy.
Executive Committee (ExCo):
The ExCo, led by the Chief Executive Officer (CEO) and including selected executives reporting directly to the CEO, is responsible for setting business strategy and for monitoring, evaluating and managing risks across CIBC. The ExCo is supported by the following management governance committees:
•
Global Asset Liability Committee (GALCO):
This committee, which comprises members from the ExCo and senior Treasury, Risk Management and lines of business executives, provides oversight regarding capital management, funding and liquidity management, and asset/liability management (ALM). It also provides strategic direction regarding structural interest rate risk (SIRR) and structural foreign exchange risk postures, approval of funds transfer pricing policies/parameters and approval of wholesale funding plans.

•
Global Risk Committee (GRC):
This committee, which comprises selected members of the ExCo and senior leaders from the lines of business, Risk Management and other functional groups, provides a forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies. Key activities include reviewing and providing input regarding CIBC’s risk appetite statements; monitoring risk profile against risk appetite; reviewing and evaluating business activities in the context of risk appetite; and identifying, reviewing, and advising on current and emerging risk issues and associated mitigation plans.

48	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Risk management structure
The Risk Management group, led by our Chief Risk Officer (CRO), is responsible for setting risk strategies and for providing independent oversight of the businesses. Risk Management works to identify, assess, mitigate, monitor and control risks associated with business activities and strategies, and is responsible for providing an effective challenge to the lines of business.
The current structure is illustrated below:

The Risk Management group performs several important activities including:
•	Developing our risk appetite and associated management control metrics;
•	Setting risk strategy to manage risks in alignment with our risk appetite and business strategy;
•	Establishing and communicating risk frameworks, policies, procedures and limits to mitigate risks in alignment with risk strategy;
•	Measuring, monitoring and reporting on risk levels;
•	Identifying and assessing emerging and potential strategic risks;
•	Reviewing transactions that fall outside of risk limits delegated to business lines; and
•	Ensuring compliance with applicable regulatory and anti-money laundering (AML) requirements.
The following key groups within Risk Management, independent of the originating businesses, contribute to our management of risk:
•
Capital Markets Risk Management – This group provides independent oversight of the measurement, monitoring and control of market risks (both trading and non-trading),
and trading credit risk (also called counterparty credit risk) across CIBC’s portfolios, and effective challenge and sound risk management oversight to Treasury, including with respect to liquidity and funding risk management and SIRR management.

•
Global Credit Risk Management – This group is responsible for the adjudication and oversight of credit risks associated with CIBC’s commercial, corporate, small business and wealth management activities, management of the risks in our investment portfolios, as well as management of special loan portfolios.

•
Global Operational and Enterprise Risk Management – This group is responsible for designing and implementing effective operational risk management and control programs, and providing effective challenge to and monitoring of all operational risks globally, including (but not limited to) technology risk, information security (including cyber) risk, fraud risk, model risk, and third-party risk. From an enterprise
-
wide risk perspective, the group is responsible for enterprise-wide analysis, including the measuring and monitoring of risk appetite, enterprise-wide stress testing and reporting, credit loss reporting, risk models and model quantification, environmental risk (including transaction-specific environmental and related social risk, and the physical and transition risks associated with climate change), economic and regulatory capital methodologies, as well as risk data management. The team also has global accountability for corporate risk insurance programs, reputation risks, and risk policy and governance.

•
Risk Analytics and Credit Decisioning – This group manages credit risk in personal and business products (such as residential mortgages, credit cards, personal loans/lines of credit and indirect auto lending) offered through various distribution channels and performs analytics to optimize retail credit performance, along with collections and AML outcomes.

•
Compliance and Global Regulatory Affairs – This group is responsible for designing and implementing an effective enterprise-wide framework to manage and mitigate regulatory compliance risk. In addition, it provides oversight of conduct and culture risk, including sales practice risk, and performs effective challenge of compensation plan changes and manages CIBC’s privacy-related risks. This group also builds and maintains credible relationships with our prudential, market, conduct and securities regulators and acts as a liaison between the regulators and CIBC.

•
Enterprise Anti-Money Laundering – This group is responsible for all aspects of compliance with and oversight of requirements relating to AML, anti-terrorist financing (ATF), and sanctions measures. Enterprise Anti-Money Laundering provides advice to all businesses and functional groups globally and is responsible for providing an enterprise-wide view of money laundering, terrorist financing and sanctions risks, as well as guidance and effective independent challenge to control activities. Furthermore, Enterprise Anti-Money Laundering executes a risk-based approach to deter, detect and report suspected money laundering, terrorist financing and sanctioned activities, in accordance with their policies and supporting standards.

CIBC 2023 ANNUAL REPORT	49

Management’s discussion and analysis

•
Europe and Asia-Pacific Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the Senior Vice-President & Chief Risk Officer, Europe & APAC Region, with oversight from the Management Committees and CIBC Luxembourg Board. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in Europe and Asia.

•
U.S. Risk Management – This group carries out the mandate of CIBC Risk Management at a regional level under the leadership of the U.S. CRO, with oversight from the Risk Management Committee of the CIBC Board and the Risk Committees of the Boards of CIBC Bank USA and CIBC Bancorp USA Inc. The group provides independent oversight for the identification, management, measurement, monitoring and mitigation of risks in the U.S. region.

Risk management process
Our risk management process is illustrated below:

Risk appetite statement
Our risk appetite statement defines the amount of risk we are willing to assume in pursuit of our strategic and financial objectives. Our guiding principle is to practice sound risk management, supported by strong capital and funding positions, as we pursue our client-focused strategy. In defining our risk appetite, we take into consideration our purpose, vision, values, strategy and objectives, along with our risk capacity (defined by regulatory constraints). It defines how we conduct business, which is to be consistent with the following objectives:
•	Safeguarding our reputation and brand;
•	Doing the right thing for our clients/stakeholders;
•	Engaging in client-oriented businesses after understanding the potential risks and rewards;
•	Make our client’s goals our own in a professional and radically simple manner;
•	Managing a balance between risk and returns;
•	Retaining a prudent attitude towards tail and event risk;
•	Meeting regulatory expectations and/or identifying and having plans in place to address any issues in a timely manner;
•	Achieving/maintaining an AA rating; and
•	Meeting/exceeding stakeholders’ expectations with respect to the ESG criteria including setting/sharing targets, and reporting progress towards these targets.
Our risk appetite statement contains metrics with limits that define our risk tolerance levels. In addition, we have SBU, functional group and regional risk appetite statements that are integrated with our overall risk appetite statement that further articulate our business level risk tolerances.
Our risk appetite statement is reviewed annually in conjunction with our strategic, financial and capital planning cycle to ensure alignment and is approved annually by the Board. To help drive strong oversight and governance around our risk appetite, the Board, RMC and senior management regularly receive and review reporting on our risk profile against the risk appetite limits.
All strategic business decisions, as well as
day-to-day
business decisions, are governed by our risk appetite framework. Strategic decisions are evaluated to ensure that the risk exposure is within our risk appetite.
Day-to-day
activities and decisions are governed by our framework of risk tolerance limits, policies, standards and procedures that support our risk appetite statement.

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Management’s discussion and analysis

Risk culture
Risk culture refers to desired attitudes and behaviours relative to risk management practices. At CIBC, we strive to achieve a consistent and effective risk culture by:
•	Promoting, through both formal and informal channels, a shared accountability of risk identification, management and mitigation;
•	Cultivating an environment of transparency, open communication and robust discussion of risk;
•	Setting the appropriate “tone at the top” through clear communication and reinforcement; and
•	Identifying and reinforcing behaviours that are aligned with risk appetite, and escalating misaligned behaviours.
Every year, all employees are required to complete formal training on risk appetite, reputation risk, operational risk, code of conduct, AML and other key risk topics. By taking this mandatory training, all employees strengthen their basic knowledge of risk management in support of our risk culture. This training is supplemented by our risk appetite statement, risk management priorities and documents on our internal website. In addition, we have policies, procedures and limits in place that govern our day-to-day
business activity, with escalation procedures for limit breaches outlined accordingly.
Risk input into performance and compensation
Throughout the year, the Risk Management team manages various compensation risk reviews. These reviews are part of the second line of defence responsibilities to review and challenge new compensation plans, changes to existing compensation plans and compensation plan closure. In addition, periodic risk reviews are completed to ensure all compensation plans are risk assessed on a regular basis. All compensation plans are rated as either high-risk or low-risk
with high-risk compensation plans requiring approval from the CRO.
At each
year-end,
Risk Management provides an assessment of adherence to risk appetite and material risk matters across CIBC. Risk Management also considers a number of risk inputs to identify matters that may directly impact incentive pools and/or individual compensation awards and/or performance ratings. Annually, Risk Management reviews the assessment with both the RMC and the MRCC.
The MRCC oversees the performance management and compensation process and is responsible for assisting the Board of Directors in their global oversight of CIBC’s human capital strategy, including talent and total rewards, and the alignment with CIBC’s strategy, risk appetite and controls. The MRCC’s oversight of human capital strategy includes inclusion at work, employee health, safety and wellbeing and other ESG practices related to their mandate. The MRCC’s key compensation-related responsibilities include:
•	Reviewing and recommending for Board approval annual compensation, including changes to compensation targets, if any, for the CEO, ExCo members, and Other Key Officers;
•	Approving annual compensation for any employee whose total direct compensation exceeds the materiality threshold determined by the Committee;
•	Assessing the appropriateness of compensation based on business performance and risks undertaken;
•	Reviewing and recommending for Board approval the aggregate annual incentive compensation and allocations to the SBUs and the functional groups;
•	Approving CIBC’s compensation philosophy and any material changes to CIBC’s compensation principles or practices;
•	Reviewing material compensation policies and approving any material changes to such policies or any new material compensation policies;
•	Reviewing and recommending Board approval of new material compensation plans and changes to existing material compensation plans; and
•	Reviewing a report on non-material plans.

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Management’s discussion and analysis

Risk policies and limits
Our risk policies and limits framework is intended to ensure that risks are appropriately identified, measured, monitored and controlled in accordance with our risk appetite. For most risks, we have developed an overarching framework document that sets out the key principles for managing the associated risks and our key risk policies and limits. This framework is supported by standards, guidelines, processes, procedures and controls that govern day-to-day
activities in our businesses. Oversight is provided by management committees, as well as the Board/Board committees.
Key risk policies and management committees are illustrated below:

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Management’s discussion and analysis

Risk identification and measurement
Risk identification and measurement are important elements of CIBC’s risk management framework. Risk identification is a continuous process, generally achieved through:
•	Regular assessment of risks associated with lending and trading credit exposures;
•	Ongoing monitoring of trading and non-trading portfolios;
•	Assessment of risks in new business activities and processes;
•	Assessment of risks in complex and unusual business transactions;
•	Regular monitoring of the overall risk profile considering market developments and trends, and external and internal events; and
•	Ongoing monitoring of management operations and processes.
Risk Management maintains a “Risk Register” to list all material risks facing CIBC. The inventory is based on the risks inherent in our businesses and updated through various processes, illustrated in the following chart, to reflect changes in the nature of the risks we are facing. The Risk Register is used to support our ICAAP, either explicitly in the economic and regulatory capital calculations, or implicitly through the buffer of actual capital over economic capital and regulatory capital.

The decision to register a new risk is based on its risk assessment through our risk identification processes and includes criteria such as severity, measurability and probability. Furthermore, the decision on the amount of capital allocated to cover the new risk brought on the books will take into consideration the effectiveness and impact of the risk mitigants available.
We have enterprise-wide methodologies, models and techniques in place to measure both the quantitative and qualitative aspects of risks, appropriate for the various types of risks we face. These methodologies, models and techniques are subject to independent assessment and review to ensure that the underlying logic remains sound, that model risks have been identified and managed, that use of the models continues to be appropriate and outputs are valid.
Risk is usually measured in terms of expected loss, unexpected loss, and economic capital.
Expected loss
Expected loss represents the loss that is statistically expected to occur in the normal course of business, with adjustments for conservatism, in a given period of time.
In respect of credit risk, the parameters used to measure expected loss are PD, LGD and EAD. These parameters are updated regularly and are based either on our historical experience through the cycle and benchmarking of credit exposures or as prescribed by our regulators as applicable. Unlike the PD, LGD and EAD parameters used for calculating ECL on our consolidated financial statements, the PD, LGD and EAD parameters used for regulatory capital purposes are not adjusted for forward-looking information.
For trading market risks, VaR is a statistical technique used to measure risk. VaR is an estimate of the loss in market value for a given level of confidence that we would expect to incur in our trading portfolio due to an adverse one-day
movement in market rates, implied volatility and prices using the most recent 500 trading days. We also use stressed VaR to estimate an expected loss over a 10 day holding period and using a one
-
year historical window when relevant market factors were in distress.
For trading credit risks associated with market value based products, we use models to estimate exposure relative to the value of the portfolio of trades with each counterparty, giving consideration to market rates and prices.
Unexpected loss and economic capital
Unexpected loss is the statistical estimate of the amount by which actual losses might exceed expected losses over a specified time horizon, computed at a given confidence level. We use economic capital to estimate the level of capital needed to protect us against unexpected losses.
We also use techniques such as sensitivity analysis and stress testing to help ensure that the risks remain within our risk appetite and that our capital is adequate to cover those risks. Our stress testing program includes evaluation of the potential effects of various economic and market scenarios on our risk profile, earnings and capital. Refer to the “Capital management” section for additional details.

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Management’s discussion and analysis

Model risk management
Model risk management encompasses sound development, independent validation, and ongoing monitoring and review of the models as well as governance and controls that are proportionate to the risks. Our model inventory includes, but is not limited to, models that relate to risk measurement (including VaR, economic and regulatory capital), pricing, mark-to-market
(MTM), credit risk rating and scoring models, credit models for the calculation of loss severity and stress testing, and models for the calculation of ECL under IFRS 9. CIBC’s approach to provide effective governance and oversight for model risk management comprises the following key elements:
•	Governance and oversight by management committees, including the Model and Parameter Risk Committee (MPRC), senior management and the Board;
•
Policies, procedures and standards to outline applicable roles and responsibilities of the various oversight groups and to provide guidance to identify, measure, control and monitor model risk throughout the model’s life cycle; and

•	Controls for key operational aspects of model risk management including maintaining a model inventory, model risk ranking, model risk attestation and ongoing monitoring and reporting.
The MPRC is a subcommittee of the Operational Risk and Control Committee (ORCC) and is responsible for reviewing and approving proposals for new and/or modified regulatory, economic capital and IFRS 9 models and provides oversight of CIBC’s regulatory, economic capital and IFRS 9 models and parameters for credit, market and operational risks. The MPRC has accountability and responsibility for model and parameter approvals, parameter performance monitoring, validation oversight, and policy oversight.
Model risk mitigation policies
We have policies, procedures, standards and controls to ensure effective model risk management for CIBC. A model review and validation is the independent effective challenge that documents the model risk and ensures models are sound and we can rely on their output. The model review and validation process includes:
•	Review of model documentation;
•	Comprehensive, systematic testing of key model parameters on implementation to ensure results are as expected;
•	Replication of the risk quantification process to determine whether the model implementation is faithful to the model specifications;
•	Review of whether the model/parameter concepts and assumptions are appropriate and robust;
•	Accuracy testing to assess the calibration and accuracy of the risk components including, for example, the discriminative power of rating systems and the reasonableness of capital parameters;
•	Sensitivity testing to analyze the sensitivity of model/parameter outputs to model/parameter assumptions and key inputs;
•	Scenario and stress testing of the model outputs to key inputs;
•	Back-testing by comparing actual results with model-generated risk measures;
•	Benchmarking to other models and comparable internal and external data;
•	Review of the internal usage of the model/parameter applications to ensure consistency of application;
•	Reporting of model status to the MPRC, supported through an up-to-date inventory of regulatory models and parameters;
•	A quarterly attestation process for model owners in order to ensure compliance with the Model Risk and Validation Policy; and
•	A comprehensive validation report that identifies the conditions for valid application of the model and summarizes these findings to the model owners, developers and users.
Once a model has been approved for use, ongoing monitoring becomes a joint responsibility of model users, owners and validators.
Stress testing
Stress testing supplements our other risk management tools by providing an estimate of the potential impacts of plausible but stressed economic scenarios and risk factors. Results of stress testing are interpreted in the context of our risk appetite, including metrics for capital adequacy. Enterprise-wide stress testing, capital planning and financial planning processes are integrated for a comprehensive information system. See the “Capital management” section for detailed discussion on our enterprise-wide stress testing.
Risk treatment and mitigation
Risk treatment and mitigation is the implementation of options for modifying risk levels. We pursue risk mitigation options in order to control our risk profile in the context of our risk appetite. Our objective is to proactively consider risk mitigation options in order to optimize results.
Discussions regarding potential risk mitigation strategies are held between Risk Management and the lines of business, at the GRC or GALCO and at the RMC for governance and oversight, as appropriate. In evaluating possible strategies, considerations include costs and benefits, residual risks (i.e., risks that are retained), secondary risks (i.e., those caused by the risk mitigation actions), and appropriate monitoring and review to track results.
Risk controls
Our risk management framework also includes a comprehensive set of risk controls, designed to ensure that risks are being appropriately identified and managed. Our risk controls are part of CIBC’s overall Control Framework, developed based on the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) widely accepted “Internal Control – Integrated Framework”. The Control Framework also draws on elements of the OSFI Supervisory Framework and Corporate Governance Guidelines.
The Board, primarily through the RMC, approves certain credit risk limits and delegates specific transactional approval authorities to the CEO or jointly to the CEO and CRO. The RMC must approve transactions that exceed delegated authorities. Delegation of authority to business units is controlled to ensure decision-making authorities are restricted to those individuals with the necessary experience levels. In addition, CIBC has rigorous processes to identify, evaluate and remediate risk control deficiencies in a timely manner. Regular reporting is provided to the RMC to evidence compliance with risk limits. Risk limits and the delegation of authority to the CEO or jointly to the CEO and CRO are reviewed annually by the RMC.
Risk monitoring and reporting
To monitor CIBC’s risk profile and facilitate evaluation against the risk appetite statement, a number of measurement metrics have been established, with regular reporting against these metrics provided to the GRC and the RMC. This reporting enables decisions on growth and risk mitigation strategies.
Exposures are also regularly monitored against limits, with escalation protocols for limit excesses, should they occur. Escalation protocols ensure awareness at appropriate levels and facilitate management of excesses that is consistent with our risk appetite.
Regular management reports on each risk type are also prepared to facilitate monitoring and control of risk at a more granular level.

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Management’s discussion and analysis

Top and emerging risks
We monitor and review top and emerging risks that may affect our future results, and take action to mitigate potential risks. We perform in-depth
analyses, which may include stress testing our exposures relative to the risks, and we provide updates and related developments to the Board on a regular basis. Top and emerging risks are those that we consider to have potential negative implications that are material for CIBC. This section describes those top and emerging risks, as well as regulatory and accounting developments that are material for CIBC.
Inflation, interest rates and economic growth
High inflation continued to drive tightening in monetary policies by major central banks in 2023, posing risks to the economic growth ahead. The rapid increase in interest rates is putting pressure on credit risks globally. U.S. regional bank failures put pressure on liquidity and funding conditions for the financial industry, while tightening credit for U.S. small and medium sized businesses. Commercial office real estate, particularly in the U.S., is facing challenges due to post-pandemic hybrid work arrangements and high interest rates, negatively impacting office asset valuations. Further details on the U.S. office real estate exposure are provided in the “Credit risk – U.S. office real estate exposure” section. The impact of higher interest rates on Canadian mortgages is discussed under the “Canadian consumer debt and the housing market” section below and in the “Credit risk – Real estate secured personal lending” section. We are closely monitoring the macroeconomic environment and assessing its potential adverse impact on our clients, counterparties and businesses. Further details on the macroeconomic environment are provided in the “Economic and market environment – Outlook for calendar year 2024” section.
Canadian consumer debt and the housing market
OSFI’s Guideline
B-20
was introduced in 2012, with a subsequent update effective January 2018, to provide its expectations for strong residential mortgage underwriting for federally regulated lenders. The revised guideline had its intended effect as debt-to-income
ratios flattened in 2018–2019. Following the initial impact of
COVID-19,
the housing market rebounded strongly in 2021–2022, with rapid price growth, increasing the risk that new borrowers may be unable to repay loan obligations due to higher mortgage indebtedness levels.
In recent quarters, higher interest rates caused some correction to housing prices and put pressure on debt serviceability. While the mortgage debt service ratio increased, driven by higher interest payments, this has been partially offset by historic low levels of non-mortgage debt, softening household spending, and continued strong wage growth.
Given the rapid increase in housing price levels and
re-ignited
concerns around household indebtedness in 2021–2022, OSFI took proactive actions in assessing lenders’ practices under the existing market conditions. In June 2021, we started to qualify uninsured and insured mortgages at the higher of the mortgage contract rate plus 2%, or 5.25% and, in June 2022, OSFI released a new advisory and clarifications on the treatment of innovative real estate secured lending products under Guideline
B-20.
OSFI’s public consultation for
B-20
to propose complementary debt serviceability measures to control high consumer indebtedness (i.e., loan-to-income
and
debt-to-income
restrictions) closed in April 2023.
The Capital Adequacy Requirements (CAR) and Mortgage Insurer Capital Adequacy Test (MICAT) guidelines have been updated effective November 1, 2023. These changes will result in an increase in RWA for mortgages that have been in negative-amortization for three consecutive months with LTV over 65%. CIBC is implementing these changes effective November 1. CIBC continues to monitor the impact of macroeconomic factors to our clients through stress tests and scenario/sensitivity analyses. Additionally, CIBC is also closely monitoring our mortgage clients who have or will soon renew for signs of financial stress in the current high rate environment.
See the “Real estate secured personal lending” section for the guidance issued by OSFI in June 2022 on the Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20.
Geopolitical risk
The level of geopolitical risk escalates at certain points in time. While the specific impact on the global economy and on global credit and capital markets would depend on the nature of the event, in general, any major event could result in instability and volatility, leading to widening spreads, declining equity valuations, flight to safe-haven currencies and increased purchases of gold. In the short run, market disruption could hurt the net income of our trading and non-trading
market risk positions. Geopolitical risk could reduce economic growth, and in combination with the potential impacts on commodity prices and the recent rise of protectionism, could have serious negative implications for general economic and banking activities. Current areas of concern include:
•	The war in Ukraine;
•	Conflict in the Middle East;
•	Ongoing U.S., Canada and China relations and trade issues;
•	Rising civil unrest and activism globally; and
•	Relations between the U.S. and Iran.
While it is impossible to predict where new geopolitical disruption will occur, we do pay particular attention to markets and regions with existing or recent historical instability to assess the impact of these environments on the markets and businesses in which we operate.
Climate risk
The physical effects of climate change along with regulations designed to mitigate its negative impacts will have a measurable impact on communities and the economy. The physical risks of climate change resulting from severe weather events and systemic issues such as rising sea levels can impact CIBC’s profitability through disruptions in our own operations and damage to critical infrastructure. Transition risks, which arise as society adjusts towards a low-carbon
future, can impact the financial health of our clients as changes in policy, regulation and technology aimed at limiting global warming can increase their operating costs and reduce profitability, while translating into potentially higher credit losses for the bank. We are also exposed to legal and reputational risks due to changing stakeholder expectations related to action or inaction in addressing climate-related risks. As the world transitions to a low-carbon
economy, we are committed to understanding and responsibly managing the relevant impacts of climate change on our operations and our business activities. In support of this commitment, we have established our ambition to achieve net zero greenhouse gas emissions associated with operational and financing activities by 2050, including interim targets to reduce the carbon intensity of our financed emissions in the oil and gas and power generation sectors by 2030. This builds on our environmental leadership and enhances our ability to continue creating long-term shareholder value as the landscape of climate-related risks and opportunities evolves.
Setting
net-zero
targets across a complex set of financing activities is an emerging practice and our methodology is informed by international standards and current industry best practices. We continue to work to accelerate our climate aspirations by embedding net-zero
considerations through our business practices and financing activities.

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There is an increasing demand for disclosure around climate-related risk identification and mitigation. We support the Task Force on Climate-related Financial Disclosure’s (TCFD’s) recommendations for globally consistent and comparable climate disclosure and published our third standalone report in March 2023, which presents information about CIBC’s efforts towards aligning our climate disclosure with the TCFD framework.
In the past year, a number of regulators and standard-setting organizations introduced disclosure frameworks related to climate change risks, as well as environmental and social risks. Key among them is the IFRS Foundation’s International Sustainability Standards Board (ISSB), which in June 2023 issued its inaugural standards IFRS S1 “General Requirements for Disclosure of Sustainability-related Financial Information” (IFRS S1) and IFRS S2 “Climate-related Disclosures” (IFRS S2). Both standards are designed to enable companies to communicate sustainability-related risks and opportunities to investors over the short, medium and long term. IFRS S1 addresses the content and presentation requirements for sustainability disclosures more broadly, whereas IFRS S2 focuses specifically on climate-related disclosure. Based on the transition rules set out in the standards, they will apply to CIBC for our reporting period ended October 31, 2025 to the extent they become effective in Canada. In addition, regulators such as the SEC, OSFI and the Canadian Securities Administrators (CSA) have released proposed or final requirements for climate risk disclosures including defining guidance and expectations related to climate risk management practices and metrics to measure this risk. In March 2023, OSFI released Guideline
B-15
on Climate Risk Management, which will be initially effective for us for our reporting period ended October 31, 2024, with the disclosures required to be made publicly available within 180 days of our fiscal year-end.
OSFI’s principles-based expectations set out in this guideline focus on understanding and mitigating the impact of climate-related risks to business models and strategy, governance and risk management practices used to manage climate-related risks, and remaining financially and operationally resilient through severe climate scenarios. OSFI is expected to review Guideline B-15 as practices evolve, including considering updates based on the disclosure requirements in the ISSB standards. We have established an enterprise-wide working group to assess the impacts of Guideline B-15 and support its implementation. In July 2023, the European Commission adopted the European Sustainability Reporting Standards (ESRS) for use by entities subject to the Corporate Sustainability Reporting Directive (CSRD). The ESRS will require disclosure on climate change and other material environmental, social and governance matters.
Potential divergence among the regulators in disclosure expectations, coupled with the pace at which the regulatory landscape changes, pose operational risks to us. We continue to monitor these developments and evolve our approach to support future regulatory requirements.
See the “Environmental and social risk” section for additional information.
Technology, information and cyber security risk
Financial institutions like CIBC are evolving their use of technology and business processes to improve the client experience and streamline operations. At the same time, cyber threats and the associated financial, reputational and business interruption risks have also increased. We continue to actively manage these risks through strategic risk reviews, enterprise-wide technology and information security programs, with the goal of maintaining overall cyber-resilience that prevents, detects, and responds to threats such as data breaches, malware, unauthorized access, and denial-of-service
attacks, which can result in damage to CIBC systems and information, theft or disclosure of confidential information, unauthorized or fraudulent activity, and service disruption at CIBC or its service providers, including those that offer cloud services.
Given the importance of electronic financial systems, including secure online and mobile banking provided by CIBC to its clients, CIBC monitors the changing environment globally, including cyber threats, mitigation strategies and evolving regulatory requirements, in order to improve our controls and processes to protect our systems and client information. In addition, we perform cyber security preparedness, testing, and recovery exercises to validate our defences, benchmark against best practices and provide regular updates to the Board. We have well-defined cyber incident response protocols and playbooks in the event that a security incident or breach occurs. We also have cyber insurance coverage to help mitigate against certain potential losses associated with cyber incidents. Our insurance coverage is subject to various terms and provisions, including limits on the types and amounts of coverage relating to losses arising from cyber incidents. We periodically assess our insurance coverage based on our risk tolerance and limits. Despite our commitment to information and cyber security, and given the rapidly evolving threat and regulatory landscape, coupled with a changing business environment, it is not possible for us to identify all cyber risks or implement measures to prevent or eliminate all potential cyber incidents from occurring. However, we monitor our risk profile for changes and continue to refine approaches to security protection and service resilience to minimize the impact of any cyber incidents that may occur.
Commodity prices
After showing strength in the third quarter, most commodities saw prices decline in the fourth quarter of 2023, with the one exception being oil. Crude oil prices continued to climb as further OPEC production cuts and storage concerns lead the fundamental analysis. Natural gas prices decreased throughout August and September as concerns over winter natural gas supply seemed to be alleviated; production remained high and demand was stable. Gold prices also fell, due to stronger U.S. dollar and “higher for longer” rates. Grain prices have stabilized following the initial volatility when Russia withdrew from the Ukrainian grain export deal. CIBC continues to monitor longer-term developments as geopolitical tensions and desire for energy independence face off against decarbonization ambitions in shaping energy policies and trade flows.
Disintermediation risk
Canadian banking clients are increasingly shifting their service transactions from brick-and-mortar
banking centres to digital platforms. Competitive pressure from digital disruptors, both global technology leaders and smaller financial technology entrants, is increasing and the risk of disintermediation continues to grow due to the level of sophistication of these non-traditional
competitors, and increased adoption of emerging technologies. The emergence of Decentralized Finance, where fully automated financial applications are programmed into a blockchain network using digital assets, such as cryptocurrencies, is one such technology trend that enables parties to transact without third-party intermediaries such as banks. However, in Canada, the risk of blockchain technology disintermediating banks in the near-term appears low. Currently, Canadians have access to robust financial infrastructure, and while blockchain technology offers a potential approach to address counterparty risk, the value a bank brings to a client relationship extends beyond managing counterparty risk; especially as clients develop more complex financial considerations that require the expertise and empathy of a human-centered approach. Decentralized Finance may evolve in ways that make it more accessible to the public, but without appropriate regulation to address the elevated levels of volatility, fraud, theft, and associated risks, its appeal may remain limited to Canadians with a higher risk tolerance.
We manage disintermediation risk through strategic reviews as well as investment in emerging channels, in data and analytics capabilities, and in technology and innovation in general, to meet our clients’ changing expectations, while working to reduce our cost structure and simplify operations. We maintain a central and coordinated approach to innovation to manage these risks while also benefitting from the opportunities they bring.
Data and Artificial Intelligence risk
Data is being used every day to further advance CIBC’s strategic objectives and create competitive advantages. To support this, CIBC continues to invest in our data management and governance capabilities to ensure we have a strong data foundation to support reporting needs, business decision-making and grow our analytics practices to use data as a transformative asset. With rapid advances in technology, this includes further applications of

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Artificial Intelligence (AI) that can drive productivity enhancements and ways to grow and better protect our bank. Alongside the potential benefits of AI tools and technology comes risks; as AI systems make decisions based on data and models, they can inherit or amplify bias or raise concerns about fairness or ethical use. In addition, transparency in AI models is required to ensure the reasoning, accuracy or appropriateness of the output is clearly understood. CIBC is maturing our AI governance and risk management practices to ensure these risks are well managed as we consider further adoption of AI technologies.
Third-party risk
The Board and senior management recognize the establishment of third-party relationships as important to CIBC’s business model and therefore leverage them to achieve CIBC’s business objectives. With the introduction of new technologies, a more global footprint, and increasing reliance on sub-contractors,
the third-party landscape continues to evolve. While such relationships may benefit us through reduced costs, increased innovation, improved performance and increased business competitiveness, they can also introduce risks of failure or disruption to CIBC through breakdowns in people, processes or technology or through external events that impact these third parties.
To mitigate third-party risks, prepare for future third-party risks and changing regulatory expectations, and to ensure existing processes and internal controls are operating effectively, we rely on our strong risk culture and established the Third Party Risk Management program, which includes policies, procedures, expertise and resources dedicated to third-party risk management. The program identifies and manages risks that arise from third-party relationships from the point of planning through the life cycle of the business arrangement and supports the maintenance of collaborative relationships that advance our strategic direction and operational needs within our risk appetite.
Anti-money laundering, anti-terrorist financing and sanctions
Money laundering, terrorist financing activities and other related crimes pose a threat to the stability and integrity of a country’s financial sector and its broader economy. In recognition of this threat, the international community has made the fight against these illegal activities a priority. We are committed to adhering to all regulatory requirements pertaining to anti-money laundering (AML), anti-terrorist financing (ATF) and sanctions in the jurisdictions where we operate and implementing best practices to minimize the impact of such activities. In Canada, to improve the effectiveness of the AML/ATF regime, amendments to the regulations under the
Proceeds of Crime (Money Laundering) and Terrorist Financing Act
continue to be published, with some provisions coming into force within a short span of time. In accordance with these amendments, we have implemented procedures, processes, and controls with respect to client due diligence, record keeping and reporting as well as mandatory annual AML/ATF and sanctions training for all employees to ensure that relevant regulatory obligations are met in each jurisdiction where we operate. Canada, the U.S., the U.K., and the European Union (EU) continue to expand and adjust economic sanctions on Russia over its war in Ukraine which have continued to evolve since March 2022. We continue to monitor and enhance controls as required, in accordance with our established processes for managing sanctions updates.
U.S. banking regulation
Our U.S. operations are subject to supervision by the Board of Governors of the Federal Reserve System (Federal Reserve), and are also subject to a comprehensive federal and state regulatory framework. Our wholly owned subsidiary, CIBC Bancorp USA Inc. (CIBC Bancorp), is a financial holding company subject to regulation and supervision by the Federal Reserve under the Bank Holding Company Act of 1956, as amended. CIBC Bank USA, our Illinois-chartered bank, is subject to regulation by the U.S. Federal Deposit Insurance Corporation (FDIC), the Federal Reserve and the Illinois Department of Financial and Professional Regulation. CIBC’s New York branch is subject to regulation and supervision by the New York Department of Financial Services and the Federal Reserve. Certain market activities of our U.S. operations are subject to regulation by the SEC and the U.S. Commodity Futures Trading Commission, as well as other oversight bodies.
The scope of these regulations impact our business in a number of ways. For example, both CIBC Bancorp and CIBC Bank USA are required to maintain minimum capital ratios in accordance with Basel III rules adopted by the U.S. bank regulatory agencies, which differ in some respects from Canada’s Basel III rules. Under the U.S. bank regulatory framework, both CIBC and CIBC Bancorp are expected to provide a source of strength to the subsidiary bank and may be required to commit additional capital and other resources to CIBC Bank USA in the event that its financial condition were to deteriorate, whether due to overall challenging economic conditions in the U.S., or because of business-specific issues. The Federal Reserve (in the case of CIBC Bancorp), and the FDIC and the Illinois Department of Financial and Professional Regulation (in the case of CIBC Bank USA) also have the ability to restrict dividends paid by CIBC Bancorp or CIBC Bank USA, which could limit our ability to receive distributions on our capital investment in our U.S. banking operations.
As our combined U.S. operations grow, we will become subject to additional enhanced prudential standards under the Federal Reserve’s regulations applicable to foreign banking organizations. Furthermore, the Federal Reserve and the FDIC may also restrict our U.S. operations, organic or inorganic growth, if, among other things, they have supervisory concerns about risk management, AML or compliance programs and practices, governance and controls, and/or capital and liquidity adequacy at CIBC Bancorp, CIBC Bank USA or our New York branch, as applicable. In some instances, banking regulators may take supervisory actions that may not be publicly disclosed, which may restrict or limit our New York branch and our U.S. subsidiaries from engaging in certain categories of new activities or acquiring shares or control of other companies. Any restrictions imposed by banking regulators could negatively impact us by loss of revenue, limitations on the products or services we offer, and increased operational and compliance costs.
The U.S. regulatory environment continues to evolve and future legislative and regulatory developments may impact CIBC.
Interbank Offered Rate transition
Interest rate benchmarks including the London Interbank Offered Rate (LIBOR) and other similar European benchmarks have been reformed and replaced by alternative benchmark rates (alternative rates) that meet regulatory definitions. USD LIBOR ceased as at June 30, 2023. In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended that the Canadian Dollar Offered Rate (CDOR) should cease calculation and publication after June 2024 with CORRA suggested as the replacement benchmark rate. On May 16, 2022, the CDOR administrator announced the cessation of CDOR consistent with the recommendations outlined by CARR. Additionally, on January 11, 2023, CARR announced the development of a Term CORRA rate. See the “Other regulatory developments” section and Note 1 to the consolidated financial statements for further details.
Tax reform
Changes in tax laws, tax policy, and tax interpretations by tax authorities and the courts are occurring in Canada, the U.S., and other countries around the world. This has led to increased complexity in tax law interpretation, as well as tax increases and expanded tax-related reporting. For example, more than 135 member countries of the Organisation for Economic Co-operation and Development (OECD), G20 Inclusive Framework on Erosion and Profit Shifting have joined a Two-Pillar plan for international tax reform. Pillar One focuses on the taxation of digital services and Pillar Two establishes a

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new global regime that effectively implements a 15% global minimum tax. See the “Financial performance overview – Taxes” and “Accounting and control matters – Accounting developments” sections, and Note 19 to the consolidated financial statements for further details.
Corporate transactions
CIBC seeks out acquisition and divestiture opportunities that align with its strategy, risk appetite and financial goals. The ability to successfully execute on our strategy to integrate acquisitions, and the ability to anticipate and manage risks associated with such corporate transactions are subject to various factors such as receiving regulatory and shareholder approval on a timely basis and on favourable terms, retaining clients and key personnel, realizing synergies and efficiencies, controlling integration and acquisition costs, and changes in general business and economic conditions, among others.
Although many of the factors are beyond our control, their impact is partially mitigated by conducting due diligence before completing the transaction and developing and executing appropriate plans. However, given the inherent uncertainty involved in such corporate transactions, we cannot anticipate all potential events, facts and circumstances that may arise and there could be an adverse impact on our operations and financial performance as a result of such corporate transactions.
Regulatory developments
See the “Taxes”, “Capital management”, “Credit risk”, “Liquidity risk” and “Accounting and control matters” sections for additional information on regulatory developments.
Accounting developments
See the “Accounting and control matters” section and Note 31 to the consolidated financial statements for additional information on accounting developments.
Risks arising from business activities
The chart below shows our business activities and related risk measures based upon regulatory RWA and average allocated common equity as at October 31, 2023:

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)
As part of the adoption of the Basel III reforms, a revised approach for allocating operational risk RWA to each of the SBUs was introduced effective April 30, 2023. The new allocations are driven by the contributions of each SBU to the total
3-years
of revenue and total
10-years
of operational losses. This change in methodology impacted allocated common equity effective the third quarter of 2023.

(3)	Includes CCR of $10 million, which comprises derivatives and repo-style transactions.
(4)	Includes CCR of $14,690 million, which comprises derivatives and repo-style transactions.
(5)	Includes CCR of $521 million, which comprises derivatives and repo-style transactions.
(6)	Average allocated common equity is a non-GAAP measure. For additional information on the composition of this non-GAAP measure, see the “Non-GAAP measures” section.
(7)	Represents average allocated common equity relating to capital deductions, such as goodwill and intangible assets, in accordance with the rules in OSFI’s CAR Guideline.

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Credit risk

Credit risk is the risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Credit risk arises out of the lending businesses in each of our SBUs and in International banking, which is included in Corporate and Other. Other sources of credit risk consist of our trading activities, which include our OTC derivatives, debt securities, and our repo-style transaction activity. In addition to losses on the default of a borrower or counterparty, unrealized gains or losses may occur due to changes in the credit spread of the counterparty, which could impact the carrying or fair value of our assets.
Governance and management
Credit risk is managed through the three lines of defence model. The first line of defence consists of the frontline businesses and governance groups that assess and manage the risks associated with their activities. They own the risks and the controls that mitigate the risks.
The second line of defence is Risk Management, which provides to an independent risk perspective, strategic direction and leadership to ensure alignment of practices with CIBC’s risk appetite. This includes being responsible for certain credit decisions and oversight of credit risks associated with CIBC’s personal, small business, commercial, corporate and wealth management activities.
Internal audit is the third line of defence, providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
Senior management reports to the GRC and RMC at least quarterly on material credit risk matters, including material credit transactions, compliance with limits, portfolio trends, impaired loans and credit loss provisioning levels. Provision for (reversal of) credit losses is reviewed by the RMC and the Audit Committee quarterly.
Specific to the management of credit risk, Risk Management is mandated to provide enterprise-wide oversight of the management of credit risk in CIBC’s credit portfolios, including the measurement, monitoring and control of credit risk and the management of credit risk models. Key groups in Risk Management with credit risk responsibility include:
Capital Markets Risk Management:
This group is responsible for independent oversight of the measurement, monitoring and control of traded and non-traded
market risk, liquidity risk and trading credit risk, including adjudication of trading credit facilities for banks, non-bank
financial entities, prime brokerage clients and central clearing counterparties. In addition, Capital Markets Risk Management is responsible for the risk management of sovereign and country risk, securitizations and the oversight of the Global Collateral Finance framework covering repos and securities lending.
Global Credit Risk Management:
This group is responsible for the adjudication and oversight of credit risks associated with our commercial, corporate, small business and wealth management credit portfolios, management of the risks in our investment portfolios, as well as management of special loan portfolios.
Global Operational and Enterprise Risk Management:
This group includes the following teams:
•
Model Validation: responsible for the oversight of model validation practices. Model validation constitutes the independent set of processes, activities and ongoing documentary evidence that models and parameters are sound and CIBC can rely on their output.

•
Model Quantification: responsible for the design, development and continuous improvement to risk rating methodologies and credit models that support credit adjudication and expected credit losses, across corporate commercial, personal and business lending segments.

•	Enterprise Risk Management is responsible for enterprise-wide reporting and analysis, including enterprise-wide stress testing, expected credit losses, risk data systems and economic capital.
•	Risk Regulatory Initiatives is responsible for oversight, governance and delivery of regulatory and strategic initiatives and large enterprise-wide regulatory initiatives.
•
Environmental Risk Management has responsibility for developing the environmental strategy, setting environmental performance standards and targets, and reporting on performance for material indicators.

Risk Analytics and Credit Decisioning:
This group manages credit risk in personal products offered through the various distribution channels (e.g., residential mortgages, credit cards, personal loans/lines of credit and indirect auto lending) and performs analytics to optimize retail credit performance, along with collections and AML outcomes.
U.S. Risk Management:
This group carries out the mandate of CIBC Risk Management at a regional level
and
provides independent oversight of the identification, management, measurement, monitoring and control of credit risks in the U.S. Commercial Banking and Wealth Management SBU.
Adjudication and oversight above delegated levels is provided by the CRO, GRC and RMC.

Policies
To control credit risk, prudent credit risk management principles are used as a base to establish policies, standards and guidelines that govern credit activities as outlined by the credit risk management policy.
The credit risk management policy supplements CIBC’s risk management framework and risk appetite framework, and together with CIBC’s portfolio concentration limits for credit exposures, CIBC’s common risk/concentration risk limits for credit exposures, and other supporting credit risk policies, standards and procedures, assists CIBC in achieving its desired risk profile by providing an effective foundation for the management of credit risk.
Credit risk limits
The RMC approves Board limits, and exposures above Board limits require reporting to, or approval of, the RMC. Management limits are approved by the CRO. Usage is monitored to ensure risks are within allocated management and Board limits. Exposures above management limits require the approval of the CRO. Business lines may also impose lower limits to reflect the nature of their exposures and target markets. This tiering of limits provides for an appropriate hierarchy of decision making and reporting between management and the RMC. Credit approval authority flows from the Board and is further cascaded to officers in writing. The Board’s Investment and Lending Authority Resolution sets thresholds above which credit exposures require reporting to, or approval of, the RMC, ensuring an increasing level of oversight for credit exposures of higher risk. CIBC maintains country limits to control exposures within countries outside of Canada and the U.S.

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Credit concentration limits
At a bank-wide level, credit exposures are managed to promote alignment to our risk appetite statement, to maintain the target business mix and to ensure that there is no undue concentration of risk. We set limits to control borrower concentrations by risk-rating band for large exposures (i.e., risk-rated credits). Direct loan sales, credit derivative hedges, or structured transactions may also be used to reduce concentrations. We also have a set of portfolio concentration limits in place to control exposures by country, industry, product and activity. Further, our policies require limits to be established as appropriate for new initiatives and implementation of strategies involving material levels of credit risk. Concentration limits represent the maximum exposure levels we wish to hold on our books. In the normal course, it is expected that exposures will be held at levels below the maximums. The credit concentration limits are reviewed and approved by the RMC at least annually.
Credit concentration limits are also applied to our retail lending portfolios to mitigate concentration risk. We not only have concentration limits applied to individual borrowers and geographic regions, but also to different types of credit facilities, such as unsecured credits. In addition, we limit the maximum insured mortgage exposure to private insurers in order to reduce counterparty risk.
Credit risk mitigation
We may mitigate credit risk by obtaining a pledge of collateral, which improves recoveries in the event of a default. Our credit risk management policies include verification of the collateral and its value and ensuring that we have legal certainty with respect to the assets pledged. Valuations are updated periodically depending on the nature of the collateral, legal environment, and the creditworthiness of the counterparty. The main types of collateral include: (i) cash or marketable securities for securities lending and repurchase transactions; (ii) cash or marketable securities taken as collateral in support of our OTC derivatives activity; (iii) charges over operating assets such as inventory, receivables and real estate properties for lending to small business and commercial borrowers; and (iv) mortgages over residential properties for retail lending.
In certain circumstances we may use third-party guarantees to mitigate risk. We also obtain insurance to reduce the risk in our real estate secured lending portfolios, the most material of which relates to the portion of our residential mortgage portfolio that is insured by CMHC, an agency of the Government of Canada.
We mitigate the trading credit risk of OTC derivatives, securities lending and repurchase transactions with counterparties by employing the International Swaps and Derivatives Association (ISDA) Master Agreement, as well as Credit Support Annexes (CSAs) or similar master and collateral agreements. See Note 12 to the consolidated financial statements for additional details on the risks related to the use of derivatives and how we manage these risks.
ISDA Master Agreements and similar master and collateral agreements, such as the Global Master Repurchase Agreement and Global Master Securities Lending Agreement, facilitate cross transaction payments, prescribe close-out
netting processes, and define the counterparties’ contractual trading relationship. In addition, the agreements formalize non-transaction-specific
terms. Master agreements serve to mitigate our credit risk by outlining default and termination events, which enable parties to close out of all outstanding transactions in the case of a negative credit event on either party’s side. The mechanism for calculating termination costs in the event of a close-out
are outlined in the master agreement; this allows for the efficient calculation of a single net obligation of one party to another.
CSAs and other collateral agreements are often included in ISDA Master Agreements or similar master agreements governing securities lending and repurchase transactions. They mitigate CCR by providing for the exchange of collateral between parties when a party’s exposure to the other exceeds agreed upon thresholds, subject to a minimum transfer amount. CSAs and other collateral agreements that operate with master agreements also designate acceptable collateral types, and set out rules for re-hypothecation
and interest calculation on collateral. Collateral types permitted under CSAs and other master agreements are set through our trading credit risk management documentation procedures. These procedures include requirements around collateral type concentrations.
Consistent with global initiatives to improve resilience in the financial system, we clear derivatives through central counterparties (CCPs) where feasible. Credit derivatives may be used to reduce industry sector concentrations and single-name exposure.
Forbearance techniques
We employ forbearance techniques to manage client relationships and to minimize credit losses due
to default, foreclosure or repossession. In certain circumstances, it may be necessary to modify a loan for reasons related to a borrower’s financial difficulties, reducing the potential of default. Total debt restructurings are subject to our normal quarterly impairment review which considers, amongst other factors, covenants and/or payment delinquencies. Loan loss provisions are adjusted as appropriate.
In retail lending, forbearance techniques include interest capitalization, amortization amendments and debt consolidations. We have a set of eligibility criteria that allow our Client Account Management team to determine suitable remediation strategies and propose products based on each borrower’s situation.
The solutions available to corporate and commercial clients vary based on the individual nature of the client’s situation and are undertaken selectively where it has been determined that the client has or is likely to have repayment difficulties servicing its obligations. Covenants often reveal changes in the client’s financial situation before there is a change in payment behaviour and typically allow for a right to reprice or accelerate payments. Solutions may be temporary in nature
or
may involve other special management options.

Process and control
The credit approval process is managed by Risk Management and Retail Operations, with all significant credit requests submitted subject to adjudication independent of the originating businesses. Approval authorities are a function of the risk and amount of credit requested. In certain cases, credit requests must be escalated to senior management, the CRO, or to the RMC for approval.
After initial approval, individual credit exposures continue to be monitored. A formal risk assessment is completed at least annually for all risk-rated accounts, including review of assigned ratings. Higher risk-rated accounts are subject to closer monitoring and are reviewed at least quarterly. Collections and specialized loan workout groups handle the day-to-day
management of high-risk loans to maximize recoveries.
Risk measurement
Exposures subject to IRB approaches
Under the IRB approaches
,
we are required to categorize exposures to credit risk into broad classes of assets with different underlying risk characteristics. This asset categorization may differ from the presentation in our consolidated financial statements. Under the IRB approaches, credit risk is measured using the following three key risk parameters
(1)
:
•	PD – the probability that the obligor will default within the next 12 months.
•	EAD – the estimate of the amount that will be drawn at the time of default.
•	LGD – the expected severity of loss as the result of the default, expressed as a percentage of the EAD.

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Exposures under the IRB approaches can be further differentiated into two categories, AIRB and FIRB. For portfolios subject to the AIRB approach, PD, LGD and EAD are internal estimates. Certain portfolios are prescribed to use the FIRB approach, where LGD and EAD are regulatory defined parameters. Our credit risk exposures are divided into business and government and retail portfolios. Regulatory models used to measure credit risk exposure under the IRB approach are subject to CIBC’s model risk management process.

(1)	These parameters differ from those used in the calculation of ECL under IFRS 9. See the “Accounting and control matters” section for further details.
Business and government portfolios (excluding scored small business) – risk-rating method
The portfolios comprise exposures to corporate, sovereign, and bank obligors. Our adju dicati
on process and criteria includes assigning an obligor rating that reflects our estimate of the financial strength of the borrower, and a facility rating or LGD rating that reflects the collateral amount and quality applicable to secured exposures, the seniority position of the claim, and the capital structure of the borrower for unsecured exposures.
The obligor rating takes into consideration our financial assessment of the obligor, the industry, and the economic environment of the region in which the obligor operates. Where a guarantee from a third-party exists, both the obligor and the guarantor will be assessed. While our obligor rating is determined independently of external ratings for the obligor, our risk-rating methodology includes a review of those external ratings.
CIBC employs a
20-point
master internal obligor default rating scale that broadly maps to external agencies’ ratings as presented in the table below.

	CIBC	S&P	Moody’s
Grade	rating	equivalent	equivalent
Investment grade	00–47	AAA to BBB-	Aaa to Baa3
Non-investment grade	51–67	BB+ to B-	Ba1 to B3
Watch list	70–80	CCC+ to C	Caa1 to Ca
Default	90	D	C
We use quantitative modelling techniques to assist in the development of internal risk-rating systems. The risk-rating systems have been developed through analysis of internal and external credit risk data, supplemented with expert judgment. The risk ratings are used for portfolio management, risk limit setting, product pricing, and in the determination of regulatory and economic capital.
Our credit process is designed to ensure that we approve applications and extend credit only where we believe that our client has the ability to repay according to the agreed terms and conditions.
Our credit framework of policies and limits defines our appetite for exposure to any single name or group of related borrowers, which is a function of the internal risk rating. We generally extend new credit only to borrowers in the investment and non-investment
grade categories noted above. Our credit policies are also defined to manage our exposure to concentration in borrowers in any particular industry or region.
In accordance with our process, each obligor is assigned an obligor default rating and the assigned rating is mapped to a PD estimate that represents a long-run
average
one-year
default likelihood. For corporate obligors, PD estimates are calculated using joint maximum likelihood techniques based on our internal default rate history by rating category and longer dated external default rates as a proxy for the credit cycle to arrive at long-run
average PD estimates. Estimates drawn from third-party statistical default prediction models are used to supplement the internal default data for some rating bands where internal data is sparse. For small and medium corporate enterprises, PD estimates are developed using only internal default history. For bank and sovereign obligors, PD estimates are derived from an analysis based on external default data sets and supplemented with internal data where possible. We examine several different estimation methodologies and compare results across the different techniques. In addition, we apply the same techniques and estimation methodologies to analogous corporate default data and compare the results for banks and sovereigns to the corporate estimates for each technique. A regulatory floor is applied to PD estimates for corporate and bank obligors.
Each facility is assigned an LGD rating and each assigned rating is mapped to an LGD estimate that considers economic downturn conditions. For corporate obligors subject to the AIRB approach, LGD estimates are primarily derived from internal historical recovery data. Time to resolution is typically one to two years for most corporate obligors, and one to four years in the real estate sector. LGD values are based on discounted post-default cash flows for resolved accounts and include material direct and indirect costs associated with collections. External data is used in some cases to supplement our analysis. Economic downturn periods are identified for each portfolio by examining the history of actual losses, default rates and LGD. For sovereign exposures, LGD estimates are primarily driven by expert judgment supplemented with external data and benchmarks where available. Appropriate adjustments are made to LGD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts. For obligors subjected to the FIRB approach, LGD is a regulatory prescribed calculation.
EAD is estimated based on the current exposure to the obligor together with possible future changes in that exposure. For obligors subject to the AIRB approach, internal EAD estimates are driven by factors such as the available undrawn credit commitment amount and the obligor default rating. EAD estimates are primarily based on internal historical loss data supplemented with comparable external data. Economic downturn periods are identified for each portfolio by examining the historical default rates and actual EAD factors. For obligors subjected to the FIRB approach, EAD is a regulatory prescribed calculation.
Appropriate adjustments are made to internal PD, LGD and EAD estimates to account for various uncertainties associated with estimation techniques and data limitations, including adjustments for unresolved accounts (for LGD).
Regulatory capital slotting approach is used for part of our uninsured Canadian commercial mortgage portfolio, which comprises non-residential
mortgages and multi-family residential mortgages. These exposures are individually rated on our rating scale using a risk-rating methodology that considers the property’s key attributes, which include its loan-to-value
(LTV) and debt service ratios, the quality of the property, and the financial strength of the owner/sponsor. All exposures are secured by a lien over the property. In addition, we have insured multi-family residential mortgages, which are not treated under the slotting approach, but are instead treated as sovereign exposures.
Retail portfolios
Retail portfolios are characterized by a large number of relatively small exposures. They comprise: real estate secured personal lending (residential mortgages and personal loans and lines secured by residential property); qualifying revolving retail exposures (credit cards, overdrafts and unsecured lines of credit); and other retail exposures (loans secured by non-residential
assets, unsecured loans, and scored small business loans).
We use scoring models in the adjudication of new retail credit exposures, which are based on statistical methods of analyzing the unique characteristics of the borrower, to estimate future behaviour. In developing our models, we use internal historical information from previous borrowers, as well as information from external sources, such as credit bureaus. The use of credit scoring models allows for consistent assessment across borrowers. There are specific guidelines in place for each product, and our adjudication decision will take into account the c hara
cteristics of

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Management’s discussion and analysis

the borrower, any guarantors, and the quality and sufficiency of the collateral pledged (if any). The lending process will include documentation of, where appropriate, satisfactory identification, proof of income, independent appraisal of the collateral and registration of security.
Retail portfolios are managed as pools of homogeneous risk exposures, using external credit bureau scores and/or other behavioural assessments to group exposures according to similar credit risk profiles. These pools are established through statistical techniques. Characteristics used to
group individual exposures vary by asset category; as a result, the number of pools, their size, and the statistical techniques applied to their management differ accordingly.

The following table maps the PD bands to various risk levels:

Risk level	PD bands
Exceptionally low	0.01%–0.20%
Very low	0.21%–0.50%
Low	0.51%–2.00%
Medium	2.01%–10.00%
High	10.01%–99.99%
Default	100%
For the purposes of the AIRB approach for retail portfolios, additional PD, LGD and EAD segmentation into homogeneous risk exposures is established through statistical techniques. The principal statistical estimation technique is decision trees benchmarked against alternative techniques such as regression and random forests.
Within real estate secured lending, we have two key parameter estimation models: mortgages and real estate secured personal lines of credit. Within qualifying revolving retail, we have three key parameter estimation models: credit cards, overdraft, and unsecured personal lines. A small percentage of credit cards, overdraft, and unsecured line accounts that do not satisfy the requirements for qualifying revolving retail are grouped into other retail parameter models. Within other retail, we have three key parameter models: margin lending, personal loans, and scored small business loans. Each parameter model pools accounts according to characteristics such as: delinquency, current credit bureau score, internal behaviour score, estimated current LTV ratio, account type, account age, utilization, transactor/revolver, outstanding balance, or authorized limit.
PD is estimated as the average default rate over an extended period based on internal historical data, generally for a
5-to-10-year
period, which is adjusted using internal historical data on default rates over a longer period or comparable external data that includes a period of stress. A regulatory floor is applied to our PD estimate for all retail exposures with the exception of insured mortgages and government-guaranteed loans. A higher regulatory floor is applied to qualifying revolving transactors.
LGD is estimated based on observed recovery rates over an extended period using internal historical data. In determining our LGD estimate, we exclude any accounts that have not had enough time since default for the substantial majority of expected recovery to occur. This recovery period is product-specific and is typically in the range of 1 to 3 years. Accounts that cure from default and return to good standing are considered to have zero loss. We simulate the loss rate in a significant downturn based on the relationship(s) between LGD and one or more of the following: PD; housing prices, cure rate, and recovery time; or observed LGD in periods with above-average loss rates. We apply appropriate adjustments to address various types of estimation uncertainty including sampling error and trending. A regulatory floor is applied to all real estate secured exposures with the exception of insured mortgages. Higher regulatory floors are applied to unsecured accounts.
EAD for revolving products is estimated as a percentage of the authorized credit limit based on the observed EAD rates over an extended period using historical data. We simulate the EAD rate in a significant downturn based on the relationship(s) between the EAD rate and PD and/or the observed EAD rate in periods with above-average EAD rates. For term loan products, EAD is set equal to the outstanding balance. A regulatory floor is applied to the percentage of the undrawn exposure that is included in EAD.
We apply appropriate adjustments to PD, LGD and EAD to address various types of estimation uncertainty including sampling error and trending.
Back-testing
We monitor the three key risk parameters – PD, EAD and LGD – on a quarterly basis for our business and government portfolios and on a monthly basis for our retail portfolios. Every quarter, the back-testing results are reported to OSFI and are presented to the business and Risk Management senior management for review and challenge. For each parameter, we identify any portfolios whose realized values are significantly above or significantly below expectations and then test to see if this deviation is explainable by changes in the economy. If the results indicate that a parameter model may be losing its predictive power, we prioritize that model for review and update.
Stress testing
As part of our regular credit portfolio management process, we conduct stress testing and scenario analyses on our portfolio to quantitatively assess the impact of various historical, as well as hypothetical, stressed conditions, versus limits determined in accordance with our risk appetite. Scenarios are selected to test our exposures to specific industries (e.g., oil and gas and real estate), products (e.g., mortgages and cards), or geographic regions (e.g., Europe and the Caribbean). Results from stress testing are a key input into management decision making, including the determination of limits and strategies for
managing our credit exposure. See the “Real estate secured personal lending” section for further discussion on our residential mortgage portfolio stress testing.

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Exposure to credit risk
The portfolios are categorized based upon how we manage the business and the associated risks. Gross credit exposure amounts presented in the table below represent our estimate of EAD, which is net of derivative master netting agreements and CVA but is before allowance for credit losses or credit risk mitigation for IRB approaches. Gross credit exposure amounts relating to our business and government portfolios are reduced for collateral held for repo-style transactions, which reflects the EAD value of such collateral.
Non-trading
equity exposures are not included in the table below as they have been deemed immaterial under the OSFI guidelines, and hence are subject to 100% risk-weighting.

$ millions, as at October 31			2023			2022
	IRB approach (1)	Standardized approach	Total	AIRB approach	Standardized approach	Total
Business and government portfolios
Corporate (2)
Drawn	$139,744	$48,032	$187,776	$151,361	$45,924	$197,285
Undrawn commitments	49,460	9,388	58,848	64,470	10,142	74,612
Repo-style transactions (3)	262,175	–	262,175	185,680	–	185,680
Other off-balance sheet (3)	12,527	752	13,279	14,181	831	15,012
OTC derivatives	8,921	128	9,049	13,094	98	13,192
	472,827	58,300	531,127	428,786	56,995	485,781
Sovereign
Drawn	166,226	31,376	197,602	149,200	28,680	177,880
Undrawn commitments	8,956	270	9,226	8,560	–	8,560
Repo-style transactions (3)	31,203	–	31,203	24,228	–	24,228
Other off-balance sheet (3)	1,538	181	1,719	2,421	–	2,421
OTC derivatives	2,444	–	2,444	2,475	–	2,475
	210,367	31,827	242,194	186,884	28,680	215,564
Banks
Drawn	12,396	851	13,247	14,151	1,548	15,699
Undrawn commitments	407	3	410	1,297	18	1,315
Repo-style transactions (3)	46,889	–	46,889	46,155	–	46,155
Other off-balance sheet (3)	1,417	4	1,421	74,748	–	74,748
OTC derivatives	6,323	12	6,335	6,287	12	6,299
	67,432	870	68,302	142,638	1,578	144,216
Gross business and government portfolios	750,626	90,997	841,623	758,308	87,253	845,561
Less: collateral held for repo-style transactions (3)	325,118	–	325,118	237,484	–	237,484
Net business and government portfolios	425,508	90,997	516,505	520,824	87,253	608,077
Retail portfolios
Real estate secured personal lending
Drawn	285,019	5,742	290,761	281,518	5,491	287,009
Undrawn commitments	39,210	23	39,233	38,038	–	38,038
	324,229	5,765	329,994	319,556	5,491	325,047
Qualifying revolving retail (4)
Drawn	18,277	4,238	22,515	18,034	–	18,034
Undrawn commitments	61,231	3,740	64,971	58,471	–	58,471
Other off-balance sheet	385	116	501	375	–	375
	79,893	8,094	87,987	76,880	–	76,880
Other retail (4)
Drawn	14,423	1,032	15,455	17,519	5,099	22,618
Undrawn commitments	2,170	63	2,233	3,308	28	3,336
Other off-balance sheet	4	–	4	45	121	166
	16,597	1,095	17,692	20,872	5,248	26,120
Small and medium enterprises (SME) retail (4)
Drawn	3,066	–	3,066	–	–	–
Undrawn commitments	1,235	–	1,235	–	–	–
Other off-balance sheet	24	–	24	–	–	–
	4,325	–	4,325	–	–	–
Total retail portfolios	425,044	14,954	439,998	417,308	10,739	428,047
Securitization exposures (2)(5)	24,171	13,870	38,041	15,333	3,257	18,590
Gross credit exposure (6)	1,199,841	119,821	1,319,662	1,190,949	101,249	1,292,198
Less: collateral held for repo-style transactions (3)	325,118	–	325,118	237,484	–	237,484
Net credit exposure (6)	$874,723	$119,821	$994,544	$953,465	$101,249	$1,054,714
(1)	Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
(2)
Beginning in the first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.

(3)
Beginning in the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance
sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

(4)	2022 amounts reported in other retail include certain qualifying revolving retail and SME retail.
(5)
OSFI guidelines define a hierarchy of approaches for treating securitization exposures in our banking book. Depending on the underlying characteristics, exposures are eligible for either the SA or the IRB approach. The SEC-ERBA, which is inclusive of SEC-IAA, includes exposures that qualify for the IRB approach, as well as exposures under the SA.

(6)
Excludes exposures arising from derivative and repo-style transactions which are cleared through qualified central counterparties (QCCPs) as well as credit risk exposures arising from other assets that are subject to the credit risk framework, including other balance sheet assets which are risk-weighted at 100%, significant investments in the capital of non-financial
institutions which are risk-weighted at 1250%, settlement risk, and amounts below the thresholds for deduction which are risk-weighted
at 250%.
Non-trading
equity exposures are also excluded and are subject to a range of risk-weightings dependent on the nature of the security starting in the second quarter of 2023. Risk-weighting for non-trading
equity securities was at 100% prior to the second quarter of 2023.

CIBC 2023 ANNUAL REPORT	63

Management’s discussion and analysis

Exposures subject to the standardized approach
(1)
Exposures within CIBC Bank USA, CIBC FirstCaribbean, the acquired Canadian Costco credit card portfolio, and certain exposures to individuals for non-business
purposes are subject to the standardized approach. The standardized approach utilizes a set of risk weightings defined by the regulators, as opposed to the more data intensive IRB
(2)
approach. A detailed breakdown of our net credit risk exposures under the standardized approach by risk-weight category is provided below.

$ millions, as at October 31	Risk-weight category							2023	2022
	0%	1–20%	21–50%	51–75%	76–100%	101–150%	>150%	Total	Total
Corporate	$–	$–	$–	$4,577	$46,928	$6,795	$–	$58,300	$56,995
Sovereign	26,715	3,545	378	–	1,083	106	–	31,827	28,680
Banks	–	766	66	–	15	23	–	870	1,578
Real estate secured personal lending	–	1,439	3,869	336	105	16	–	5,765	5,491
Other retail	–	5,282	–	3,489	346	72	–	9,189	5,248
	$26,715	$11,032	$4,313	$8,402	$48,477	$7,012	$–	$105,951	$97,992

(1)	See the “Securitization exposures” section for securitization exposures that are subject to the standardized approach, which are excluded from this table .
(2)	Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
We use credit ratings from S&P and Moody’s to calculate credit risk RWA for certain exposures under the standardized approach, including securities issued by sovereigns and their central banks (sovereigns), banks and corporates, and deposits with sovereigns and banks. This includes S&P
and
Moody’s issuer-specific credit ratings for securities issued by sovereigns and corporates, the S&P country credit rating for the country of incorporation for
securities issued by banks,
and
deposits with banks, and the S&P country credit rating for deposits with central banks. The RWA calculated using credit ratings from these agencies represents
0.8
% of credit risk RWA under the standardized approach.

Trading credit exposures
We have trading credit exposure (also called counterparty credit exposure) that arises from our OTC derivatives and our repo-style transactions. The nature of our derivatives exposure and how it is mitigated is further explained in Note 12 to the consolidated financial statements. Our repo-style transactions consist of our securities bought or sold under repurchase agreements, and our securities borrowing and lending activity.
The PD of our counterparties is estimated using models consistent with the models used for our direct lending activity, or as prescribed. Due to the fluctuations in the market values of interest rates, exchange rates, and equity and commodity prices, counterparty credit exposure cannot be quantified with certainty at the inception of the trade. Counterparty credit exposure is estimated using the current fair value of the exposure, plus an estimate of the maximum potential future exposure due to changes in the fair value. Credit risk associated with these counterparties is managed within the same process as our lending business, and for the purposes of credit adjudication, the exposure is aggregated with any exposure arising from our lending business. The majority of our counterparty credit exposure benefits from the credit risk mitigation techniques discussed above, including daily re-margining,
and posting of collateral.
We are also exposed to
wrong-way
risk. Specific
wrong-way
risk arises when CIBC receives financial collateral issued (or an underlying reference obligation of a transaction is issued) by the counterparty itself, or by a related entity that would be considered to be part of the same common risk group. General wrong-way
risk arises when the exposure and/or collateral pledged to CIBC is highly correlated to that of the counterparty. Exposure to wrong-way
risk with derivative counterparties is monitored by Capital Markets Risk Management. Where we may be exposed to wrong-way
risk, our adjudication procedures subject those transactions to a more rigorous approval process. The exposure may be hedged with other derivatives to further mitigate the risk that can arise from these transactions.
We establish a CVA for expected future credit losses from each of our derivative counterparties. The expected future credit loss is a function of our estimates of the PD, the estimated loss in the event of default, and other factors such as risk mitigants.
Rating profile of OTC derivative
mark-to-market
(MTM) receivables

$ billions, as at October 31		2023		2022
	Exposure (1)
Investment grade	$8.04	89.6%	$11.18	79.1%
Non-investment grade	0.92	10.3	2.87	20.3
Watch list	0.01	0.1	0.09	0.6
Default	–	–	–	–
Unrated	–	–	–	–
	$8.97	100.0%	$14.14	100.0%

(1)	MTM of the OTC derivative contracts is after the impact of master netting agreements, but before any collateral.
Concentration of exposures
Concentration of credit risk exists when a number of obligors are engaged in similar activities, or operate in the same geographic areas or industry sectors, and have similar economic characteristics so that their ability to meet contractual obligations is similarly affected by changes in economic, political, or other conditions.

64	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Geographic distribution
(1)(2)
The following table provides a geographic distribution of our business and government exposures under the IRB
(3)
approach, net of collateral held for repo-style transactions.

$ millions, as at October 31, 2023	Canada		U.S.		Europe		Other	Total
Drawn	$188,602		$100,653	(4)	$14,733		$14,378	$318,366
Undrawn commitments	39,658		13,408		3,815		1,942	58,823
Repo-style transactions	5,065	(5)	4,904	(5)	2,612	(5)	2,568	15,149
Other off-balance sheet	8,168	(5)	5,111	(5)	1,587	(5)	616	15,482
OTC derivatives	9,789		4,179		2,183		1,537	17,688
	$251,282		$128,255		$24,930		$21,041	$425,508
October 31, 2022	$341,917		$125,602		$29,227		$24,078	$520,824

(1)	Excludes securitization exposures, and exposures under the SA. Substantially all of our retail exposures under the AIRB approach are based in Canada.
(2)	Classification by country is primarily based on domicile of debtor or customer.
(3)	Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
(4)	Beginning in the first quarter of 2023, excludes certain exposures previously subject to AIRB, now included under the standardized securitization approach pursuant to a change in methodology.
(5)
Beginning in the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance
sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

Business and government exposure by industry groups
(1)
The following table provides an industry-wide breakdown of our business and government exposures under the IRB
(2)
approach, net of collateral held for repo-style transactions.

		Undrawn	Repo-style	Other off-	OTC	2023	2022
$ millions, as at October 31	Drawn	commitments	transactions (3)	balance sheet (3)	derivatives	Total	Total
Commercial mortgages	$7,819	$6	$–	$–	$–	$7,825	$9,108
Financial institutions	72,497	8,348	14,683	4,398	10,348	110,274	215,049
Retail and wholesale	9,489	3,763	–	449	170	13,871	14,856
Business services	8,778	2,810	2	810	185	12,585	13,701
Manufacturing – capital goods	3,714	1,877	–	269	179	6,039	6,906
Manufacturing – consumer goods	5,204	1,642	–	224	125	7,195	7,682
Real estate and construction	42,135	10,700	–	1,809	501	55,145	51,900
Agriculture	8,137	2,054	–	42	35	10,268	10,252
Oil and gas	3,312	3,571	–	612	1,990	9,485	15,208
Mining	1,748	2,017	–	833	265	4,863	6,622
Forest products	348	445	–	184	54	1,031	1,353
Hardware and software	3,801	1,908	–	70	86	5,865	4,996
Telecommunications and cable	2,448	689	–	255	297	3,689	4,116
Broadcasting, publishing and printing	372	85	–	8	6	471	593
Transportation	6,057	3,058	–	308	698	10,121	10,393
Utilities	18,019	8,293	–	4,288	735	31,335	32,048
Education, health, and social services	3,942	1,532	–	241	20	5,735	5,609
Governments	120,546	6,025	464	682	1,994	129,711	110,432
	$318,366	$58,823	$15,149	$15,482	$17,688	$425,508	$520,824

(1)	Beginning in the first quarter of 2023, excludes certain exposures previously subject to AIRB, now included under the standardized securitization approach pursuant to a change in methodology.
(2)	Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
(3)
Beginning in the second quarter of 2023, as part of the implementation of the Basel III reforms, certain exposures in which we act as a guarantor were prospectively reclassified from other off-balance
sheet to repo-style transactions with the inclusion of the collateral held now included in collateral held for repo-style transactions.

As part of our risk mitigation strategy, we may use credit protection purchases as
a
hedge against customer or industry sector concentration. As at October 31, 2023, we had no credit protection purchased (2022: nil) related to our business and government loans.

Credit quality of portfolios
Credit quality of the retail portfolios
The following table presents the credit quality of our retail portfolios under the IRB
(1)
approach.

$ millions, as at October 31					2023	2022
	EAD
Risk level	Real estate secured personal lending	Qualifying revolving retail	Other retail	SME retail	Total	Total

Exceptionally low	$246,607	$51,322	$2,691	$537	$301,157	$294,074
Very low	41,524	8,660	3,527	1,007	54,718	55,713
Low	28,743	11,533	7,057	2,106	49,439	52,062
Medium	6,102	6,935	2,231	308	15,576	12,243
High	759	1,376	1,022	328	3,485	2,792
Default	494	67	69	39	669	424
	$324,229	$79,893	$16,597	$4,325	$425,044	$417,308

(1)	Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.

CIBC 2023 ANNUAL REPORT	65

Management’s discussion and analysis

Securitization exposures
(1)
The following table provides details on securitization exposures in our banking book, by credit rating.

$ millions, as at October 31	2023	2022
	EAD
Exposures under the IRB (2) approach
S&P rating equivalent
AAA to BBB-	$24,171	$15,333
BB+ to BB-	–	–
Below BB-	–	–
Unrated	–	–
	24,171	15,333
Exposures under the standardized approach	13,870	3,257
Total securitization exposures	$38,041	$18,590

(1)
Beginning in the first quarter of 2023, includes a change in methodology that resulted in certain exposures previously subject to AIRB, now being included under the standardized securitization approach.

(2)	Beginning in the second quarter of 2023, the IRB approach includes both the AIRB approach and the FIRB approach.
Government lending programs in response to
COVID-19
In 2020, the Government of Canada launched a number of lending programs to provide credit
and
financing to businesses during the
COVID-19
pandemic. CIBC participated in a number of those programs, including the Canada Emergency Business Account (CEBA) program with Export Development Canada (EDC). Loans advanced under the CEBA program are not recognized on our consolidated balance sheet because they are funded by EDC and all of the resulting cash flows and associated risks and rewards, including any exposure to payment defaults and principal forgiveness, are assumed by EDC. As at October 31, 2023, loans of $3.5 billion (2022: $4.1 billion), net of repayments, have been provided to our clients under the CEBA. Funded loans outstanding on our consolidated balance sheet under other Canadian lending programs for businesses that commenced during the pandemic were $0.3 billion (2022: $0.4 billion).
Real estate secured personal lending
Real estate secured personal lending comprises residential mortgages, and personal loans and lines secured by residential property (HELOC). This portfolio is lower risk compared with other retail portfolios, as we have a first charge on the majority of the properties and a second lien on only a small portion of the portfolio. We use the same lending criteria in the adjudication of both first lien and second lien loans.
Under the
Bank Act
(Canada), banks are limited to providing residential real estate loans of no more than 80% of the collateral value. An exception is made for mortgage loans with a higher LTV ratio if they are insured by either CMHC or a private mortgage insurer. Mortgage insurance protects banks from the risk of default by the borrower, over the term of the coverage. Mortgage insurers are subject to regulatory capital requirements, which aim to ensure that they are well capitalized. If a private mortgage insurer becomes insolvent, the Government of Canada has, provided certain conditions are met, obligations in respect of policies underwritten by certain insolvent private mortgage insurers as more fully described in the
Protection of Residential Mortgage or Hypothecary Insurance Act
(PRMHIA). There is a possibility that losses could be incurred in respect of insured mortgages if, among other things, CMHC or the applicable private mortgage insurer denies a claim, or further, if a private mortgage insurer becomes insolvent and either the conditions under the PRMHIA are not met or the Government of Canada denies the claim.
The following disclosures are required by OSFI pursuant to the Guideline
B-20
“Residential Mortgage Underwriting Practices and Procedures” (Guideline
B-20).
The following table provides details on our residential mortgage and HELOC portfolios:

	Residential mortgages (1)				HELOC (2)		Total
$ billions, as at October 31, 2023	Insured		Uninsured		Uninsured		Insured		Uninsured
Ontario (3)	$19.5	13%	$129.8	87%	$10.8	100%	$19.5	12%	$140.6	88%
British Columbia and territories (4)	6.4	12	45.5	88	3.9	100	6.4	11	49.4	89
Alberta	10.9	41	15.5	59	1.8	100	10.9	39	17.3	61
Quebec	4.8	22	17.1	78	1.2	100	4.8	21	18.3	79
Central prairie provinces	2.9	40	4.4	60	0.6	100	2.9	37	5.0	63
Atlantic provinces	2.9	32	6.2	68	0.7	100	2.9	30	6.9	70
Canadian portfolio (5)(6)	47.4	18	218.5	82	19.0	100	47.4	17	237.5	83
U.S. portfolio (5)	–	–	2.6	100	–	–	–	–	2.6	100
Other international portfolio (5)	–	–	2.8	100	–	–	–	–	2.8	100
Total portfolio	$47.4	17%	$223.9	83%	$19.0	100%	$47.4	16%	$242.9	84%
October 31, 2022	$52.6	20%	$214.2	80%	$19.4	100%	$52.6	18%	$233.6	82%

(1)	Balances reflect principal values.
(2)	We did not have any insured HELOCs as at October 31, 2023 and 2022.
(3)
Includes $8.7 billion (2022: $9.9 billion) of insured residential mortgages, $80.1 billion (2022: $77.0 billion) of uninsured residential mortgages, and $6.2 billion (2022: $6.3 billion) of HELOCs in the Greater Toronto Area (GTA).

(4)
Includes $2.8 billion (2022: $3.2 billion) of insured residential mortgages, $30.9 billion (2022: $30.6 billion) of uninsured residential mortgages, and $2.5 billion (2022: $2.5 billion) of HELOCs in the Greater Vancouver Area (GVA).

(5)	Geographic location is based on the address of the property.
(6)	58% (2022: 61%) of insurance on Canadian residential mortgages is provided by CMHC and the remaining by two private Canadian insurers, both rated at least AA (low) by DBRS.

66	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

The average LTV ratios
(1)
for our uninsured residential mortgages and HELOCs originated and acquired during the year are provided in the following table:

For the year ended October 31		2023		2022
	Residential mortgages	HELOC	Residential mortgages	HELOC
Ontario (2)	65%	65%	65%	65%
British Columbia and territories (3)	62	62	62	64
Alberta	71	72	72	72
Quebec	68	70	69	71
Central prairie provinces	71	72	71	73
Atlantic provinces	69	69	70	70
Canadian portfolio (4)	66	65	65	66
U.S. portfolio (4)	65	n/m	64	n/m
Other international portfolio (4)	72%	n/m	73%	n/m

(1)	LTV ratios for newly originated and acquired residential mortgages and HELOCs are calculated based on weighted average.
(2)	Average LTV ratios for our uninsured GTA residential mortgages originated during the year were 65% (2022: 65%).
(3)	Average LTV ratios for our uninsured GVA residential mortgages originated during the year were 61% (2022: 62%).
(4)	Geographic location is based on the address of the property.
n/m	Not meaningful.
The following table provides the average LTV ratios on our total Canadian residential mortgage portfolio:

	Insured	Uninsured
October 31, 2023 (1)(2)	52%	50%
October 31, 2022 (1)(2)	50%	48%

(1)
LTV ratios for residential mortgages are calculated based on weighted averages. The house price estimates for October 31, 2023 and 2022 are based on the Forward Sortation Area (FSA) level indices from the Teranet – National Bank National Composite House Price Index (Teranet) as of September 30, 2023 and 2022, respectively. Teranet is an independent estimate of the rate of change in Canadian home prices.

(2)	Average LTV ratio on our uninsured GTA residential mortgage portfolio was 49% (2022: 48%). Average LTV ratio on our uninsured GVA residential mortgage portfolio was 44% (2022: 44%).
The tables below summarize the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages. The first table provides the remaining amortization periods based on the minimum contractual payment amounts with the assumption that variable rate mortgages renew at payment amounts that maintain the original amortization schedule. The second table summarizes the remaining amortization profile of our total Canadian, U.S. and other international residential mortgages based upon current customer payment amounts.

Contractual payment basis
	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years
Canadian portfolio
October 31, 2023	–%	1%	1%	11%	50%	37%	–%	–%
October 31, 2022	–%	1%	1%	10%	54%	34%	–%	–%
U.S. portfolio
October 31, 2023	–%	1%	–%	2%	10%	87%	–%	–%
October 31, 2022	–%	1%	–%	2%	9%	88%	–%	–%
Other international portfolio
October 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%

Current customer payment basis
	0–5 years	>5–10 years	>10–15 years	>15–20 years	>20–25 years	>25–30 years	>30–35 years	>35 years (1)
Canadian portfolio
October 31, 2023	1%	3%	6%	13%	31%	22%	2%	22%
October 31, 2022	1%	3%	5%	13%	31%	17%	4%	26%
U.S. portfolio
October 31, 2023	1%	2%	7%	8%	11%	71%	–%	–%
October 31, 2022	1%	2%	6%	9%	10%	72%	–%	–%
Other international portfolio
October 31, 2023	7%	12%	20%	23%	21%	16%	1%	–%
October 31, 2022	7%	12%	21%	23%	20%	15%	1%	1%

(1)
Includes variable rate mortgages of $59.9 billion (2022: $67.5 billion), of which $42.9 billion (2022: $38.5 billion) relates to mortgages in which all of the fixed contractual payments are currently being applied to interest based on the rates in effect at October 31, 2023 and October 31, 2022, respectively, and the terms of the mortgages, with the portion of the contractual interest requirement not met by the payments being added to the principal. Since the amortization profile reflected in this table is based on the current amount of existing contractual payments, it does not reflect that the contractual payment amount is required to be increased at the time of renewal by the amount necessary to reduce the amortization period down to the period in effect at the time the mortgage was originally provided.

The extended amortization profile is driven by the prime rate increases that commenced earlier in 2022, impacting clients with a variable rate mortgage. The increase in interest rates had no impact on the remaining amortization period for fixed rate mortgages which in the current interest rate environment are assumed to be renewed at the same or a shorter amortization period.
We have two types of condominium exposures in Canada: mortgages and developer loans. Both are primarily concentrated in the Toronto and Vancouver areas. As at October 31, 2023, our Canadian condominium mortgages were $40.2 billion (2022: $38.7 billion), of which 18% (2022: 20%) were insured. Our drawn developer loans were $2.2 billion (2022: $1.7 billion), or 1.1% (2022: 0.8%) of our business and government portfolio, and our related undrawn exposure was $6.3 billion (2022: $5.9 billion). The condominium developer exposure is diversified across 121 projects.

CIBC 2023 ANNUAL REPORT	67

Management’s discussion and analysis

We stress test our mortgage and HELOC portfolios to determine the potential impact of different economic events. Our stress tests can use variables such as unemployment rates, debt service ratios and housing price changes, to model potential outcomes for a given set of circumstances. The stress testing involves variables that could behave differently in certain situations. Our main tests use economic variables in a similar range or more conservative to historical events when Canada experienced economic downturns. Our results show that in an economic downturn, our capital position should be sufficient to absorb mortgage and HELOC losses.
On December 17, 2021, OSFI and the Department of Finance
Canada

confirmed that the minimum qualifying rate for uninsured and insured mortgages will remain the higher of: (i) the mortgage contract rate plus 2%; or (ii) 5.25% as a minimum floor.
OSFI Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20
On June 28, 2022, OSFI released a new Advisory (Clarification on the Treatment of Innovative Real Estate Secured Lending Products under Guideline
B-20),
which complements existing expectations under Guideline
B-20.
The Advisory articulates OSFI’s expectations regarding underwriting practices and procedures for reverse residential mortgages, residential mortgages with shared equity features and Combined Loan Plans (CLPs), which are applicable to all FRFIs that are engaged in residential mortgage underwriting and/or the acquisition of residential mortgage loan assets in Canada. The changes will affect CIBC’s Home Power Plan (HPP) product, which is considered a CLP, with LTVs above 65% when combined with related mortgage products. OSFI expects that the portion of an HPP balance above the 65% LTV limit must be amortizing and non-readvanceable.
For previously originated HPPs, principal payments on both the mortgage and HPP are required to be matched by a reduction in the aggregate authorized limit until it reduces to a 65% LTV. OSFI expects this change to take place for existing borrowers upon the first renewal date of their HPP mortgage after October 2023. We discontinued the origination of HPPs that do not meet these requirements in October 2023, and are converting existing HPPs to meet the requirement.

Credit quality performance
As at October 31, 2023, total loans and acceptances after allowance for credit losses were $540.2 billion (2022: $528.7 billion). Consumer loans (comprising residential mortgages, credit cards, and personal loans, including student loans) constitute 62% (2022: 62%) of the portfolio, and business and government loans (including acceptances) constitute the remainder of the portfolio.
Consumer loans were up $6.6 billion or 2% from the prior year, primarily due to an increase in residential mortgages and credit cards. Business and government loans (including acceptances) were up $4.9 billion or 2
% from the prior year, mainly attributable to the impact of foreign exchange appreciation, as well as growth in the real estate and construction, and utilities portfolios, partially offset by a decrease in business services.
Impaired loans
The following table provides details of our impaired loans and allowance for credit losses:

$ millions, as at or for the year ended October 31			2023			2022
	Business and government loans	Consumer loans	Total	Business and government loans	Consumer loans	Total
Gross impaired loans
Balance at beginning of year	$920	$823	$1,743	$1,033	$800	$1,833
Classified as impaired during the year	1,842	2,053	3,895	491	1,456	1,947
Transferred to performing during the year	(101)	(405)	(506)	(100)	(294)	(394)
Net repayments (1)	(429)	(409)	(838)	(243)	(448)	(691)
Amounts written off	(316)	(1,033)	(1,349)	(312)	(718)	(1,030)
Foreign exchange and other	40	5	45	51	27	78
Balance at end of year	$1,956	$1,034	$2,990	$920	$823	$1,743
Allowance for credit losses – impaired loans	$667	$405	$1,072	$351	$313	$664
Net impaired loans (2)
Balance at beginning of year	$569	$510	$1,079	$525	$536	$1,061
Net change in gross impaired	1,036	211	1,247	(113)	23	(90)
Net change in allowance	(316)	(92)	(408)	157	(49)	108
Balance at end of year	$1,289	$629	$1,918	$569	$510	$1,079
Net impaired loans as a percentage of net loans and acceptances			0.36%			0.20%

(1)	Includes disposal of loans.

(2)	Net impaired loans are gross impaired loans net of stage 3 allowance for credit losses.
Gross impaired loans
As at October 31, 2023, gross impaired loans were $2,990 million, up $1,247 million from the prior year, primarily due to increases in the real estate and construction, and the retail and wholesale sectors, as well as the Canadian residential mortgages portfolio.
44% of gross impaired loans related to Canada, of which the residential mortgages and personal lending portfolios, as well as the retail and wholesale, the education, health and social services, and the real estate and construction sectors accounted for the majority.
44% of gross impaired loans related to the U.S., of which the real estate and construction, the financial institutions, and the retail and wholesale sectors accounted for the majority.
The remaining gross impaired loans related to CIBC FirstCaribbean, of which the residential mortgages and personal lending portfolios, as well as the business services, and the real estate and construction sectors accounted for the majority.
See the “Supplementary annual financial information” section for additional details on the geographic distribution and industry classification of impaired loans.
Allowance for credit losses – impaired loans
Allowance for credit losses on impaired loans was $1,072 million, up $408 million from the prior year, primarily due to increases in the real estate and construction, and the retail and wholesale sectors, as well as the Canadian personal lending and mortgage portfolios.

68	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Loans contractually past due but not impaired
The following table provides an aging analysis of loans that are not impaired, where repayment of principal or payment of interest is contractually in arrears. Loans less than 30 days past due are excluded as such loans are not generally indicative of the borrowers’ ability to meet their payment obligations.

$ millions, as at October 31	31 to 90 days	Over 90 days	2023 Total	2022 Total
Residential mortgages	$1,019	$–	$1,019	$874
Personal	280	–	280	247
Credit card (1)	235	126	361	331
Business and government	184	–	184	256
	$1,718	$126	$1,844	$1,708

(1)
For the acquired Canadian Costco credit card portfolio, the credit cards were transferred in the aging category that applied at the time of acquisition and have continued to age to the extent a payment has not been made.

During the year, gross interest income that would have been recorded if impaired loans were treated as current was $155 million (2022: $87 million), of which $69 million (2022: $45 million) was in Canada and $86 million (2022: $42 million) was outside Canada. During the year, interest recognized on impaired loans was $69 million (2022: $35 million), and interest recognized on loans before being classified as impaired was $110 million (2022: $31 million), of which $43 million (2022: $23 million) was in Canada and $67 million (2022: $8 million) was outside Canada.
Exposure to certain countries and regions
The following table provides our exposure to certain countries and regions outside of
Canada and the U.S.
Our direct exposures presented in the table below comprise (A) funded –
on-balance
sheet loans (stated at amortized cost net of stage 3 allowance for credit losses, if any), deposits with banks (stated at amortized cost net of stage 3 allowance for credit losses, if any) and securities (stated at carrying value); (B) unfunded – unutilized credit commitments, letters of credit, and guarantees (stated at notional amount net of stage 3 allowance for credit losses, if any); and (C) derivative MTM receivables (stated at fair value) and repo-style transactions (stated at fair value).
The following table provides a summary of our positions in these regions:

Direct exposures
	Funded				Unfunded			Derivative MTM receivables and repo-style transactions (1)
$ millions, as at October 31, 2023	Corporate	Sovereign	Banks	Total funded (A)	Corporate	Banks	Total unfunded (B)	Corporate	Sovereign	Banks	Net exposure (C)	Total direct exposure (A)+(B)+(C)
U.K.	$8,903	$1,862	$2,986	$13,751	$6,785	$870	$7,655	$902	$2	$598	$1,502	$22,908
Europe excluding U.K. (2)	7,098	2,570	5,757	15,425	6,751	1,344	8,095	35	78	470	583	24,103
Caribbean	5,168	2,119	3,228	10,515	1,798	2,594	4,392	42	–	85	127	15,034
Latin America (3)	698	268	3	969	471	11	482	–	173	–	173	1,624
Asia	797	4,495	3,358	8,650	129	517	646	–	270	708	978	10,274
Oceania (4)	7,021	1,032	1,075	9,128	3,647	69	3,716	7	–	23	30	12,874
Other	265	–	121	386	530	417	947	–	–	–	–	1,333
Total (5)	$29,950	$12,346	$16,528	$58,824	$20,111	$5,822	$25,933	$986	$523	$1,884	$3,393	$88,150
October 31, 2022	$26,724	$11,093	$16,440	$54,257	$18,017	$4,591	$22,608	$1,023	$365	$1,936	$3,324	$80,189

(1)
The amounts shown are net of CVA and collateral. Collateral on derivative MTM receivables was $3.4 billion (2022: $6.5 billion), collateral on repo-style transactions was $82.1 billion (2022: $62.4 billion), and both comprise cash and investment grade debt securities.

(2)	Exposures to Russia and Ukraine are de minimis.
(3)	Includes Mexico, Central America and South America.
(4)	Includes Australia and New Zealand.
(5)	Excludes exposure of $5,293 million (2022: $4,355 million) to supranationals (a multinational organization or a political union comprising member nation-states).
U.S. office real estate exposure
Our drawn real estate and construction portfolio in the U.S. was $23,468 million as at October 31, 2023, including $4,723 million (US$3,405 million) related to U.S. office real estate exposure. Our total drawn commercial loans outstanding related to U.S. office commercial real estate was $5,067 million (US$3,653 million), including $344 million (US$248 million) in sectors outside of real estate and construction, out of which $913 million (US$659 million) was impaired. The average LTV at origination of the portfolio was 60%, however values have dropped significantly due to sector headwinds. We are closely monitoring this portfolio as conditions evolve.
Settlement risk
Settlement risk is the risk that during an agreed concurrent exchange of currency or principal payments, the counterparty will fail to make its payment to CIBC. This risk can arise in general trading activities and from payment and settlement system participation.
Many global settlement systems offer significant risk reduction benefits through complex risk mitigation frameworks. Bilateral payment netting agreements may be put in place to mitigate risk by reducing the aggregate settlement amount between counterparties. Further, we participate in several North American payment and settlement systems, including a global foreign exchange multilateral netting system. We also use financial intermediaries to access some payment and settlement systems, and for certain trades, we may utilize an established clearing house to minimize settlement risk.
Transactions settled outside of payment and settlement systems or clearing houses require approval of credit facilities for counterparties, either as pre-approved
settlement risk limits or payment-versus-payment arrangements.

CIBC 2023 ANNUAL REPORT	69

Management’s discussion and analysis

Securitization activities
We engage in three types of securitization activities: we securitize assets that we originate, we securitize assets originated by third parties and we engage in trading activities related to securitized products.
We securitize assets that we originate principally as a funding mechanism. The credit risk on the underlying assets in these transactions is transferred to the SE, with CIBC retaining first loss exposure and other investors exposed to the remaining credit risk.
Securitization activities relating to assets originated by third parties can include the securitization of those assets through ABCP conduits (or similar programs) that we sponsor (including both consolidated and non-consolidated
SEs; see the
“Off-balance
sheet arrangements” section and Note 6 to our consolidated financial statements for additional details), or through direct exposure to a client-sponsored structured entity. Risks associated with securitization exposures to client-originated assets are mitigated through the transaction structure, which includes credit enhancements. For the transactions where we retain credit risk on the exposures that we hold, we earn interest income on these holdings. For the transactions in the non-consolidated
ABCP conduits, we are also exposed to liquidity risk associated with the potential inability to roll over maturing ABCP in the market. We earn fee income for the services that we provide to these ABCP conduits.
We are also involved in the trading of
asset-backed securities (
ABS
)
and ABCP to earn income in our role as underwriter and market maker. We are exposed to credit and market risk on the securities that we hold in inventory on a temporary basis until such securities are sold to an investor.
Capital requirements for exposures arising from securitization activities are determined using one of the following approaches:
SEC-IRBA,
SEC-ERBA,
SEC-IAA,
or
SEC-SA.
The
SEC-IAA
process relies on internal risk ratings and is utilized for securitization exposures relating to ABCP conduits when external ratings are not available for the securitization exposures but the ABCP itself is externally rated. The internal assessment process involves an evaluation of a number of factors, including, but not limited to, pool characteristics, including asset eligibility criteria and concentration limits, transaction triggers, the asset seller’s risk profile, servicing capabilities, and cash flow stress testing. Cash flows are stress-tested based on historical asset performance using our internal cash flow stress testing models by asset type. These models are subject to our model risk mitigation policies and are independently reviewed by the Model Validation team in Risk Management. The stress test factors used to determine the transaction risk profile and required credit enhancement levels are tailored for each asset type and transaction based on the assessment of the factors described above and are done in accordance with our internal risk rating methodologies and guidelines. Internal risk ratings are mapped to equivalent external ratings of external credit assessment institutions (DBRS, Fitch, Moody’s and S&P) and are used to determine the appropriate risk weights for capital purposes. Securitization exposures and underlying asset performance are monitored on an ongoing basis. Risk Management serves as a second line of defence providing independent oversight regarding risk rating assumptions and adjudicating on the assignment of the internal risk ratings.
SEC-IAA
applies to various consumer and corporate/commercial asset types in our ABCP conduits including, but not limited to, auto loans and leases, consumer loans, credit cards, equipment loans and leases, fleet lease receivables, franchise loans, residential mortgages and residential rental equipment.
Internal risk ratings determined for securitization exposures are also used in the estimation of ECL as required under IFRS 9, determining economic capital, and for setting risk limits.

70	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Market risk

Market risk is the risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads, and customer behaviour for retail products. Market risk arises in CIBC’s trading and treasury activities, and encompasses all market-related positioning and market-making activity.
The trading portfolio consists of positions in financial instruments and commodities held to meet the near-term needs of our clients.
The
non-trading
portfolio consists of positions in various currencies that are related to ALM and investment activities.
Governance and management
Market risk is managed through the three lines of defence model. The first line of defence comprises frontline businesses and governance groups that are responsible for managing the market risk associated with their activities.
The second line of defence is Risk Management, which has a dedicated market risk manager for
each trading business, supplemented by regional risk managers located in all of our major trading centres, facilitating comprehensive risk coverage, including the measurement, monitoring and control of market risk.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
Senior management reports material risk matters to the GRC and RMC at least quarterly, including material transactions, limit compliance, and portfolio trends.

Policies
We have comprehensive policies for the management of market risk. These policies are related to the identification and measurement of various types of market risk, their inclusion in the trading portfolio, and the establishment of limits within which we monitor, manage and report our overall exposures. Our policies also outline the requirements for the construction of valuation models, model review and validation, independent checking of the valuation of positions, the establishment of valuation adjustments, and alignment with accounting policies including MTM and mark-to-model
methodologies.
Market risk limits
We have risk tolerance levels, expressed in terms of statistically based VaR measures, potential stress losses, and notional or other limits as appropriate. We use a multi-tiered approach to set limits on the amounts of risk that we can assume in our trading and non-trading
activities, as follows:
•	Board limits control consolidated market risk;
•	Management limits control market risk for CIBC overall and are lower than the Board limits to allow for a buffer in the event of extreme market moves and/or extraordinary client needs;
•	Tier 2 limits control market risk at the business unit level; and
•	Tier 3 limits control market risk at the sub-business unit or desk level.
Management limits are established by the CRO, consistent with the risk appetite statement approved by the Board. Tier 2 and Tier 3 limits are approved at levels of management commensurate with the risk assumed.
Process and control
Market risk exposures are monitored daily against approved risk limits, and processes are in place to monitor that only authorized activities are undertaken. We generate daily risk and limit-monitoring reports, based on the previous day’s positions. Summary market risk and limit compliance reports are produced and reviewed periodically with the GRC and RMC.
Risk measurement
We use the following measures for market risk:
•
VaR enables the meaningful comparison of the risks in different businesses and asset classes. VaR is determined by the combined modelling of VaR for each of interest rate, credit spread, equity, foreign exchange, commodity, and debt specific risks, along with the portfolio effect arising from the interrelationship of the different risks (diversification effect):

•	Interest rate risk measures the impact of changes in interest rates and volatilities on cash instruments and derivatives.
•
Credit spread risk measures the impact of changes in credit spreads of provincial, municipal and agency bonds, sovereign bonds, corporate bonds, securitized products, and credit derivatives such as credit default swaps.

•	Equity risk measures the impact of changes in equity prices and volatilities.
•	Foreign exchange risk measures the impact of changes in foreign exchange rates and volatilities.
•	Commodity risk measures the impact of changes in commodity prices and volatilities, including the basis between related commodities.
•	Debt specific risk measures the impact of changes in the volatility of the yield of a debt instrument as compared with the volatility of the yield of a representative bond index.
•
Diversification effect reflects the risk reduction achieved across various financial instrument types, counterparties, currencies and regions. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

•
Price sensitivity measures the change in value of a portfolio to a small change in a given underlying parameter, so that component risks may be examined in isolation, and the portfolio rebalanced accordingly to achieve a desired exposure.

•
Stressed VaR enables the meaningful comparison of the risks in different businesses and asset classes under stressful conditions. Changes to rates, prices, volatilities, and spreads over a
10-day
horizon from a stressful historical period are applied to current positions to determine stressed VaR.

•	IRC measures the required capital due to credit migration and default risk for debt securities held in the trading portfolios.
•	Back-testing validates the effectiveness of risk measurement through analysis of observed and theoretical profit and loss outcomes.
•	Stress testing and scenario analysis provide insight into portfolio behaviour under extreme circumstances.

CIBC 2023 ANNUAL REPORT	71

Management’s discussion and analysis

The following table provides balances on the consolidated balance sheet that are subject to
market risk. Certain differences between accounting and risk classifications are detailed in the footnotes below:

$ millions, as at October 31					2023					2022
		Subject to market risk (1)					Subject to market risk (1)
Consolidated balance sheet		Trading		Non- trading	Not subject to market risk	Consolidated balance sheet	Trading		Non- trading	Not subject to market risk	Non-traded risk primary risk sensitivity
Cash and non-interest-bearing deposits with banks	$20,816	$–		$2,777	$18,039	$31,535	$–		$3,009	$28,526	Foreign exchange
Interest-bearing deposits with banks	34,902	–		34,902	–	32,326	9		32,317	–	Interest rate
Securities	211,348	65,728		145,620	–	175,879	50,295		125,584	–	Interest rate, equity
Cash collateral on securities borrowed	14,651	–		14,651	–	15,326	–		15,326	–	Interest rate
Securities purchased under resale agreements	80,184	–		80,184	–	69,213	–		69,213	–	Interest rate
Loans
Residential mortgages	274,244	–		274,244	–	269,706	–		269,706	–	Interest rate
Personal	45,587	–		45,587	–	45,429	–		45,429	–	Interest rate
Credit card	18,538	–		18,538	–	16,479	–		16,479	–	Interest rate
Business and government	194,870	117		194,753	–	188,542	209		188,333	–	Interest rate
Allowance for credit losses	(3,902)	–		(3,902)	–	(3,073)	–		(3,073)	–	Interest rate
Derivative instruments	33,243	30,756		2,487	–	43,035	40,048		2,987	–	Interest rate,
											foreign exchange
Customers’ liability under acceptances	10,816	–		10,816	–	11,574	–		11,574	–	Interest rate
Other assets	40,422	1,947		24,833	13,642	47,626	2,025		34,294	11,307	Interest rate, equity,
											foreign exchange
	$975,719	$98,548		$845,490	$31,681	$943,597	$92,586		$811,178	$39,833
Deposits	$723,376	$23,190	(2)	$635,028	$65,158	$697,572	$17,236	(2)	$626,562	$53,774	Interest rate
Obligations related to securities sold short	18,666	17,710		956	–	15,284	14,216		1,068	–	Interest rate
Cash collateral on securities lent	8,081	–		8,081	–	4,853	–		4,853	–	Interest rate
Obligations related to securities sold under repurchase agreements	87,118	–		87,118	–	77,171	–		77,171	–	Interest rate
Derivative instruments	41,290	39,081		2,209	–	52,340	46,393		5,947	–	Interest rate,
											foreign exchange
Acceptances	10,820	–		10,820	–	11,586	–		11,586	–	Interest rate
Other liabilities	26,672	2,789		11,828	12,055	28,117	2,836		14,347	10,934	Interest rate
Subordinated indebtedness	6,483	–		6,483	–	6,292	–		6,292	–	Interest rate
	$922,506	$82,770		$762,523	$77,213	$893,215	$80,681		$747,826	$64,708

(1)	Funding valuation adjustment (FVA) exposures are excluded from trading activities for regulatory capital purposes, with related derivative hedges to these FVA exposures also excluded.
(2)
Comprises FVO deposits which are considered trading for market risk purposes, including certain deposit notes that have equity risk exposures and are economically hedged by trading books. Prior period amounts were restated to conform to the current period presentation.

Trading activities
We hold positions in traded financial contracts to meet client investment and risk management needs. Trading revenue (net interest income and non-interest
income) is generated from these transactions. Trading instruments are recorded at fair value and include debt and equity securities, as well as interest rate, foreign exchange, equity, commodity, and credit derivative products.
Value-at-risk
Our VaR methodology is a statistical technique that measures the potential overnight loss at a 99% confidence level. We use a full revaluation historical simulation methodology to compute VaR, stressed VaR and other risk measures.
Although a valuable guide to risk, VaR should always be viewed in the context of its limitations. For example:
•	The use of historical data for estimating future events will not encompass all potential events, particularly those that are extreme in nature.
•
The use of a
one-day
holding period assumes that all positions can be liquidated, or the risks offset in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a one-day
period may be insufficient to liquidate or hedge all positions fully.

•	The use of a 99% confidence level does not take into account losses that might occur beyond this level of confidence.
•	VaR is calculated on the basis of exposures outstanding at the close of business and assumes no management action to mitigate losses.
The VaR table below presents market risks by type of risk and in aggregate. The risks are interrelated and the diversification effect reflects the reduction of risk due to portfolio effects among the trading positions. Our trading risk exposures to interest rates and credit spreads arise from activities in the global debt and derivative markets, particularly from transactions in the Canadian, U.S. and European markets. The primary instruments are government and corporate debt, and interest rate derivatives. The majority of the trading exposure to foreign exchange risk arises from transactions involving the Canadian dollar, U.S. dollar, Euro, Pound sterling, Australian dollar, Chinese yuan and Japanese yen, whereas the primary risks of losses in equities are in the U.S., Canadian and European markets. Trading exposure to commodities arises primarily from transactions involving North American natural gas, crude oil products, and precious metals.

72	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Stressed VaR
The stressed VaR measure is intended to replicate the VaR calculation that would be generated for our current portfolio if the values of the relevant market risk factors were sourced from a period of stressed market conditions. The model inputs are calibrated to historical data from a continuous
12-month
period of significant financial stress relevant to our current portfolio since December 2006. In 2023, our stressed VaR window has been the 2008–2009 Global Financial Crisis period. This historical period exhibited not only increased volatility in interest rates but also increased volatility in equity prices, combined with a reduction in the level of interest rates, and an increase in credit spreads.
Incremental risk charge
IRC is a measure of default and migration risk for debt securities held in the trading portfolios. Our IRC methodology measures the risk of issuer migration and default, at a 99.9% confidence level, over a period of one year.

$ millions, as at or for the year ended October 31				2023				2022
	High	Low	As at	Average	High	Low	As at	Average
Interest rate risk	$11.7	$4.9	$7.9	$7.2	$16.3	$4.7	$6.0	$7.3
Credit spread risk	2.5	1.0	2.1	1.5	11.0	0.9	1.1	3.4
Equity risk	8.6	3.3	4.6	5.4	10.5	2.6	4.1	4.9
Foreign exchange risk	3.4	0.3	1.2	0.8	4.8	0.5	1.2	1.8
Commodity risk	4.1	1.2	1.9	2.3	6.0	1.1	1.4	2.3
Debt specific risk	3.9	1.3	3.3	2.1	3.3	1.2	1.9	2.2
Diversification effect (1)	n/m	n/m	(10.5)	(10.1)	n/m	n/m	(8.1)	(13.2)
Total VaR (one-day measure)	$13.2	$6.6	$10.5	$9.2	$14.6	$5.5	$7.6	$8.7
Stressed total VaR (one-day measure)	$62.2	$14.2	$32.0	$36.9	$49.9	$16.1	$31.2	$30.0
IRC (one-year measure) (2)	$150.0	$82.4	$101.9	$107.3	$178.9	$95.7	$114.0	$130.7

(1)	Total VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from a portfolio diversification effect.
(2)	High and low IRC are not equal to the sum of the constituent parts, because the highs and lows of the constituent parts may occur on different days.
n/m	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
Average total VaR for the year ended October 31, 2023 was up $0.5 million from
the prior year, driven primarily by a decrease in the diversification benefit and an increase in equity risk, offset by decreases in credit spread and foreign exchange risk
s
.
Average stressed total VaR for the year ended October 31, 2023 was up $6.9 million from the prior year. The increase was primarily due to foreign exchange, interest rate and equity risks.
Average IRC for the year ended October 31, 2023 was down $23.4 million from the prior year due to decreases in
trading book bond inventory and improved credit quality within our fixed income portfolio.

Back-testing
To determine the reliability of the trading VaR model, outcomes are monitored regularly through a back-testing process to test the validity of the assumptions and the parameters used in the trading VaR calculation. The back-testing process includes calculating a hypothetical or static profit and loss and comparing that result with calculated VaR. Static profit and loss represents the change in value of the prior day’s closing portfolio due to each day’s price movements, on the assumption that the portfolio remained unchanged. The back-testing process is conducted on a daily basis at the consolidated CIBC level as well as business lines and individual portfolios.
Static profit and loss in excess of the
one-day
VaR are investigated. The back-testing process, including the investigation of results, is performed by risk professionals who are independent of those responsible for development of the model.
Based on our back-testing results, we are able to ensure that our VaR model continues to appropriately measure risk.
During the year, there was one negative back-testing
breach
of the total VaR measure at the consolidated CIBC level, driven by the volatility in CAD and, to a lesser extent, USD interest rates.

CIBC 2023 ANNUAL REPORT	73

Management’s discussion and analysis

Trading revenue
Trading revenue (TEB) comprises both trading net interest income and non-interest
income and excludes underwriting fees and commissions. See the “Financial performance overview” section for details. Trading revenue (TEB) in the charts below excludes certain exited portfolios.
During the year, trading revenue (TEB) was positive for 98% of the days, with the largest loss of $5.5 million occurring on October 31, 2023, arising from our interest rate and equity derivatives trading desks. Average daily trading revenue (TEB) was $8.6 million during the year, compared to $7.8 million during the previous year. Average daily trading revenue (TEB) is calculated as the total trading revenue (TEB) divided by the number of business days in the year.
Frequency distribution of daily 2023 trading revenue (TEB)
The histogram below presents the frequency distribution of daily trading revenue (TEB) for 2023.

Trading revenue (TEB)
versus VaR
The trading revenue (TEB) versus VaR graph below shows the current year’s daily trading revenue (TEB) against the close of business day VaR measures.

74	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Stress testing and scenario analysis
Stress testing and scenario analysis is designed to add insight into possible outcomes of abnormal market conditions, and to highlight possible concentration of risk.
We measure the effect on portfolio valuations under a wide range of extreme moves in market risk factors. Our approach simulates the impact on earnings of extreme market events over a one-month
time horizon, and in most cases assume that no risk-mitigating actions are taken during this period to reflect the reduced market liquidity that typically accompanies such events.
Scenarios are developed using historical market data during periods of market disruption, or are based on hypothetical impacts of economic events, political events, and natural disasters as predicted by economists, business leaders, and risk managers.
Among the historical scenarios are the 2022 period of U.S. Federal Reserve tightening, and the market events following the 2008 market crisis along with the COVID-19 pandemic. The hypothetical scenarios include potential market crises originating in North America, Europe and Asia.
The hypothetical scenarios are informed from current themes in geopolitics, central bank action and various macro themes originating in North America, Europe and Asia. These include considering the impact of further escalation in the war in Ukraine, possible conflict between Taiwan and China and the further impact of rising energy prices. Furthermore, during the past year, we continued to review and iterate various stress scenarios to navigate various crises including the Silicon Valley Bank crisis, concerns about the quality of U.S. sovereign credit, and various geopolitical flashpoints.
Stress testing scenarios are periodically reviewed and amended as necessary to ensure they remain relevant. Under stress limit monitoring, limits are placed on the maximum acceptable loss based on risk appetite in aggregate, at the detailed portfolio level, and for specific asset classes.
Non-trading
activities
Structural interest rate risk (SIRR)
SIRR primarily consists of the risk arising due to mismatches in the timing of the repricing of assets and liabilities, which do not arise from trading and trading-related businesses. The objective of SIRR management is to lock in product spreads and deliver stable and predictable net interest income over time, while managing the risk to the economic value of our assets arising from changes in interest rates.
SIRR results from differences in the maturities or repricing dates of assets and liabilities, both on-
and
off-balance
sheet, as well as from embedded optionality in retail products, and other product features that could affect the expected timing of cash flows, such as options to pre-pay
loans or redeem term deposits prior to contractual maturity. A number of assumptions affecting cash flows, product repricing and the administration of rates underlie the models used to measure SIRR. The key assumptions pertain to the expected funding profile of mortgage rate commitments, fixed rate loan prepayment behaviour, term deposit redemption behaviour, the treatment of non-maturity
deposits and equity. Assumptions rely on empirical data, based on historical client behaviour, balance sheet composition and product pricing with the consideration of possible forward-looking changes. All models and assumptions used to measure SIRR are subject to independent oversight by Risk Management. A variety of cash instruments and derivatives, primarily interest rate swaps, are used to manage these risks.
The Board has oversight of the management of SIRR, approves the risk appetite and the associated SIRR risk limits. GALCO and its subcommittee, the Asset Liability Management Committee, regularly review structural market risk positions and provide senior management oversight.
In addition to Board-approved limits on earnings and economic value exposure, more granular management limits are in place to guide day-to-day
management of this risk. The ALM group within Treasury is responsible for the ongoing modelling of structural market risk across the enterprise, with independent oversight and compliance with SIRR policy provided by Risk Management.
ALM activities are designed to manage the effects of potential interest rate movements while balancing the cost of any hedging activities on the current net revenue. To monitor and control SIRR, two primary metrics, net interest income (NII) risk and economic value of equity (EVE) risk, are assessed, in addition to stress testing, gap analysis and other market risk metrics. The net interest income sensitivity is a measure of the impact of potential changes in interest rates on the projected
12-month
pre-tax
net interest income of the bank’s portfolio of assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero. The EVE sensitivity is a measure of the impact of potential changes in interest rates on the market value of the bank’s assets, liabilities and off-balance
sheet positions in response to prescribed parallel interest rate movements with interest rates floored at zero.
The following table shows the potential
before-tax
impact of an immediate and sustained 100 basis point increase and 100 basis point decrease in interest rates on projected
12-month
NII
and the EVE for our structural balance sheet, assuming no subsequent hedging management actions or changes in business mix or changes in product margins.
Structural interest rate sensitivity – measures

$ millions (pre-tax), as at October 31		2023			2022
	CAD (1)	USD	Total	CAD (1)	USD	Total
100 basis point increase in interest rates
Increase (decrease) in net interest income	$303	$91	$394	$278	$(7)	$271
Increase (decrease) in EVE	(588)	(295)	(883)	(679)	(336)	(1,015)
100 basis point decrease in interest rates
Increase (decrease) in net interest income	(327)	(88)	(415)	(301)	4	(297)
Increase (decrease) in EVE	507	319	826	604	350	954

(1)	Includes CAD and other currency exposures.

CIBC 2023 ANNUAL REPORT	75

Management’s discussion and analysis

Foreign exchange risk
Structural foreign exchange risk primarily consists of the risk inherent in: (a) net investments in foreign operations (NIFO) due to changes in foreign exchange rates; and (b) foreign currency denominated RWA and foreign currency denominated capital deductions. This risk, predominantly in U.S. dollars, is managed using derivative hedges and by funding the investments in matching currencies. We actively manage this position to ensure that the potential impact on our capital ratios is within an acceptable tolerance in accordance with the policy approved by the CRO, while giving consideration to the impact on earnings and shareholders’ equity. Structural foreign exchange risk is managed by Treasury under the guidance of GALCO with monitoring and oversight by Risk Management.
A
1
% appreciation of the Canadian dollar would reduce our shareholders’ equity as at October 31, 2023 by approximately $206 million (2022: $200 million) on an after-tax
basis.
Our
non-functional
currency denominated earnings are converted into the functional currencies through spot or forward foreign exchange transactions. Typically, there is no significant impact of exchange rate fluctuations on our consolidated statement of income.
Derivatives held for ALM purposes
Where derivatives are held for ALM purposes, and when transactions meet the criteria specified under IFRS, we apply hedge accounting for the risks being hedged, as discussed in Notes 1, 12 and 13 to the consolidated financial statements. Derivative hedges that do not qualify for hedge accounting treatment are referred to as economic hedges and are recorded at fair value on the consolidated balance sheet with changes in fair value recognized in the consolidated statement of income.
Economic hedges for other than FVO financial instruments may lead to income volatility because the hedged items are recorded either on a cost or amortized cost basis or recorded at fair value on the consolidated balance sheet with changes in fair value recognized through OCI. This accounting income volatility may not be representative of the overall economic risk.
Equity risk
Non-trading
equity risk arises primarily in our strategy and corporate development activities and strategic investments portfolio. The investments comprise public and private equities, investments in limited partnerships, and equity-accounted investments.
The following table provides the amortized cost and fair values of our non-trading
equities:

$ millions, as at October 31		Cost	Fair value
2023	Equity securities designated at FVOCI	$556	$572
	Equity-accounted investments in associates (1)	137	240
		$693	$812
2022	Equity securities designated at FVOCI	$525	$522
	Equity-accounted investments in associates (1)	206	230
		$731	$752

(1)	Excludes our equity-accounted joint ventures. See Note 25 to the consolidated financial statements for further details.
Pension risk
We sponsor defined benefit pension plans in a number of jurisdictions. As at October 31, 2023, our
consolidated defined benefit pension plans were in a net asset position of $1,015 million, compared with $1,379 million as at October 31, 2022. The change in
the net asset position of our pension plans is disclosed in Note 18 to the consolidated financial statements.
Our Canadian pension plans represent approximately 90% of our pension plans, the most significant of which is our principal Canadian pension plan (the CIBC Pension Plan). The estimated impact on our Canadian defined benefit obligations of a 100 basis point change in the discount rate is disclosed in Note 18 to the consolidated financial statements.
The MRCC is responsible for sound governance and oversight, and delegates management authority to the Pension Benefits Management Committee (PBMC). An appropriate investment strategy for the CIBC Pension Plan is set through a statement of investment objectives, policies and procedures.
Within Treasury, the Pension Investment Management department is responsible for developing and implementing custom investment strategies to sustainably deliver pension benefits within manageable risk tolerances and capital impacts. Key risks include actuarial risks (such as longevity risk), interest rate risk, currency risk, and market (investment) risk.
A principal risk for the CIBC Pension Plan is interest rate risk, which it manages through its liability-driven investment strategy which includes a combination of physical bonds and a bond overlay program funded through the use of repurchase agreements. The plan also operates a currency overlay strategy, which may use forwards or similar instruments, to manage and mitigate its currency risk. Investment risk is mitigated through a multi-asset portfolio construction process that diversifies across a variety of market risk drivers.
The use of derivatives within the CIBC Pension Plan are permitted for risk management and rebalancing purposes, as well as the ability to enhance returns and are governed by the plan’s derivatives policy that was approved by the PBMC.

76	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Liquidity risk

Liquidity risk is the risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due. Common sources of liquidity risk inherent in banking services include unanticipated withdrawals of deposits, the inability to replace maturing debt, credit and liquidity commitments, and additional pledging or other collateral requirements.
Our approach to liquidity risk management supports our business strategy, aligns with our risk appetite and adheres to regulatory expectations.
Our management strategies, objectives and practices are regularly reviewed to align with changes to the liquidity environment, including regulatory, business and/or market developments. Liquidity risk remains within CIBC’s risk appetite.
Governance and management
We manage liquidity risk in a manner that enables us to withstand a liquidity stress event without an adverse impact on the viability of our operations. Actual and anticipated cash flows generated from on-
and
off-balance
sheet exposures are routinely measured and monitored to ensure compliance with established limits. We incorporate stress testing into the management and measurement of liquidity risk. Stress test results assist with the development of our liquidity assumptions, identification of potential constraints to funding planning, and contribute to the design of our contingency funding plan.
Liquidity risk is managed using the three lines of defence model, and the ongoing management of liquidity risk is the responsibility of the Treasurer, supported by guidance from GALCO.
The Treasurer is responsible for managing the activities and processes required for measurement and the reporting and monitoring of CIBC’s liquidity risk position as the first line of defence.
The Liquidity and
Non-Trading
Market Risk group provides independent oversight of the measurement, monitoring and control of liquidity risk, as the second line of defence.
Internal audit is the third line of defence providing reasonable assurance to senior management and the Audit Committee of the Board on the effectiveness of CIBC’s governance practices, risk management processes, and internal control as part of its risk-based audit plan and in accordance with its mandate as described in the Internal Audit Charter.
The GALCO governs CIBC’s liquidity risk management, ensuring the liquidity risk management methodologies, assumptions, and key metrics are regularly reviewed and aligned with CIBC’s requirements. The Liquidity Risk Management Committee, a subcommittee of GALCO, monitors global liquidity risk and is responsible for ensuring that CIBC’s liquidity risk profile is comprehensively measured and managed in alignment with CIBC’s strategic direction, risk appetite and regulatory requirements.
The RMC provides governance through
bi-annual
review of CIBC’s liquidity risk management policy,
and
recommends liquidity risk tolerance to the Board through the risk appetite statement which is reviewed annually.

Policies
Our liquidity risk management policy establishes requirements that enable us to meet anticipated liquidity needs in both normal and stressed conditions by maintaining a sufficient amount of available unencumbered liquid assets and diversified funding sources. Branches and subsidiaries possessing unique liquidity characteristics, due to distinct businesses or jurisdictional requirements, maintain local liquidity practices in alignment with CIBC’s liquidity risk management policy.
Our pledging policy sets out consolidated limits for the pledging of CIBC’s assets across a broad range of financial activities. These limits ensure unencumbered liquid assets are available for liquidity purposes.
We maintain a detailed global contingency funding plan that sets out the strategies for addressing liquidity shortfalls in emergency and unexpected situations, and delineates the requirements necessary to manage a range of stress conditions, establishes lines of responsibility, articulates implementation, defines escalation procedures, and is aligned to CIBC’s risk appetite. In order to reflect CIBC’s organizational complexity, regional and subsidiary contingency funding plans are maintained to respond to liquidity stresses unique to the jurisdictions within which CIBC operates, and support CIBC as an enterprise.
Risk measurement
Our liquidity risk tolerance is defined by our risk appetite statement, which is approved annually by the Board, and forms the basis for the delegation of liquidity risk authority to senior management. We use both regulatory-driven and internally developed liquidity risk metrics to measure our liquidity risk exposure. Internally, our liquidity position is measured using the Liquidity Horizon, which combines contractual and behavioural cash flows to measure the future point in time when projected cumulative cash outflows exceed cash inflows under a combined CIBC-specific and market-wide stress scenario. Expected and potential anticipated inflows and outflows of funds generated from on-
and
off-balance
sheet exposures are measured and monitored on a regular basis to ensure compliance with established limits. These cash flows incorporate both contractual and behavioural on-
and
off-balance
sheet cash flows.
Our liquidity measurement system provides liquidity risk exposure reports that include the calculation of the internal liquidity stress tests and regulatory reporting such as the LCR, NSFR and NCCF. Our liquidity management also incorporates the monitoring of our unsecured wholesale funding position and funding capacity.
Risk appetite
CIBC’s risk appetite statement ensures prudent management of liquidity risk by outlining qualitative considerations and quantitative metrics including the LCR and Liquidity Horizon. Quantitative metrics are measured and managed to a set of limits approved by Risk Management.
Stress testing
A key component of our liquidity risk management, and complementing our assessments of liquidity risk exposure, is liquidity risk stress testing. Liquidity stress testing involves the application of name-specific and market-wide stress scenarios at varying levels of severity to assess the amount of available liquidity required to satisfy anticipated obligations as they come due. The scenarios model potential liquidity and funding requirements in the event of changes to unsecured wholesale funding and deposit run-off,
contingent liquidity utilization, and liquid asset marketability.

CIBC 2023 ANNUAL REPORT	77

Management’s discussion and analysis

Liquid assets
Available liquid assets include unencumbered cash and marketable securities from on-
and
off-balance
sheet sources, that can be used to access funding in a timely fashion. Encumbered liquid assets, composed of assets pledged as collateral and those assets that are deemed restricted due to legal, operational, or other purposes, are not considered as sources of available liquidity when measuring liquidity risk. The asset mix is supported by concentration monitoring on issuers, tenors and product types to ensure that bank-wide liquid asset portfolios contain a mix of assets that have appropriate liquidity, including in times of stress.
Encumbered and unencumbered liquid assets from
on-
and
off-balance
sheet sources are summarized as follows:

$ millions, as at October 31		Bank owned liquid assets	Securities received as collateral	Total liquid assets	Encumbered liquid assets	Unencumbered liquid assets (1)
2023	Cash and deposits with banks	$55,718	$–	$55,718	$862	$54,856
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	155,487	94,880	250,367	134,415	115,952
	Other debt securities	5,729	11,681	17,410	4,343	13,067
	Equities	43,798	28,432	72,230	33,317	38,913
	Canadian government guaranteed National Housing Act mortgage-backed securities	31,733	4,908	36,641	17,365	19,276
	Other liquid assets (2)	12,597	2,685	15,282	8,238	7,044
		$305,062	$142,586	$447,648	$198,540	$249,108
2022	Cash and deposits with banks	$63,861	$–	$63,861	$286	$63,575
	Securities issued or guaranteed by sovereigns, central banks, and multilateral development banks	133,923	85,602	219,525	122,283	97,242
	Other debt securities	6,764	8,957	15,721	2,262	13,459
	Equities	30,825	29,521	60,346	30,408	29,938
	Canadian government guaranteed National Housing Act mortgage-backed securities	33,148	3,321	36,469	16,711	19,758
	Other liquid assets (2)	19,159	2,326	21,485	16,040	5,445
		$287,680	$129,727	$417,407	$187,990	$229,417

(1)	Unencumbered liquid assets are defined as on-balance sheet assets, assets borrowed or purchased under resale agreements, and other off-balance sheet collateral received less encumbered liquid assets.
(2)	Includes cash pledged as collateral for derivatives transactions, select ABS and precious metals.
The following table summarizes unencumbered liquid assets held by CIBC (parent) and its
domestic and foreign subsidiaries:

$ millions, as at October 31	2023	2022
CIBC (parent)	$175,523	$166,968
Domestic subsidiaries	13,571	11,535
Foreign subsidiaries	60,014	50,914
	$249,108	$229,417
Asset haircuts and monetization depth assumptions under a liquidity stress scenario are applied to determine asset liquidity value. Haircuts take into consideration those margins applicable at central banks – such as the Bank of Canada and the U.S. Federal Reserve Bank – historical observations, and securities characteristics including asset type, issuer, credit ratings, currency and remaining term to maturity, as well as available regulatory guidance.
Our unencumbered liquid assets increased by $19.7 billion since October 31, 2022, primarily due to an increase in liquid government securities holdings. This increase is a result of higher deposit and funding levels to fund asset growth.
Furthermore, we maintain access eligibility to the Bank of Canada’s Emergency Lending Assistance program and the U.S. Federal Reserve Bank’s Discount Window.
Asset encumbrance

In the course of our
day-to-day
operations, securities and other assets are pledged to secure obligations, participate in clearing and settlement systems and for other collateral management purposes.
The following table provides a summary of our total
on-
and
off-balance
sheet encumbered and unencumbered assets:

		Encumbered		Unencumbered			Total assets
$ millions, as at October 31		Pledged as collateral	Other (1)	Available as collateral	Other (2)
2023	Cash and deposits with banks	$–	$862	$54,856	$–		$55,718
	Securities (3)	173,467	7,226	169,180	–		349,873
	Loans, net of allowance for credit losses (4)	–	51,357	30,111	447,869		529,337
	Other assets	6,846	–	2,481	75,154		84,481
		$180,313	$59,445	$256,628	$523,023		$1,019,409
2022	Cash and deposits with banks	$–	$286	$63,575	$–		$63,861
	Securities (3)	157,357	5,263	141,964	–		304,584
	Loans, net of allowance for credit losses (4)	–	46,720	29,645	440,718	(5)	517,083
	Other assets	13,637	–	2,304	86,294		102,235
		$170,994	$52,269	$237,488	$527,012		$987,763

(1)	Includes assets supporting CIBC’s long-term funding activities and assets restricted for legal or other reasons, such as restricted cash.
(2)	Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral, however, they are not considered immediately available to existing borrowing programs.
(3)
Total securities comprise certain
on-balance
sheet securities, as well as
off-balance
sheet securities received under resale agreements, secured borrowings transactions, and collateral-for-collateral
transactions.

(4)	Loans included as available as collateral represent the loans underlying National Housing Act mortgage-backed securities and Federal Home Loan Banks eligible loans.
(5)	Revised from the amount previously presented.

Restrictions on the flow of funds
Our subsidiaries are not subject to significant restrictions that would prevent transfers of funds, dividends or capital distributions. However, certain subsidiaries have different capital and liquidity requirements, established by applicable banking and securities regulators.

78	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

We monitor and manage our capital and liquidity requirements across these entities to ensure that resources are used efficiently and entities are in compliance with local regulatory and policy requirements.
Liquidity coverage ratio
The objective of the LCR is to promote short-term resilience of a bank’s liquidity risk profile, ensuring that it has adequate unencumbered high-quality liquid resources to meet its liquidity needs in a
30-day
acute stress scenario. Canadian banks are required by OSFI to achieve a minimum LCR value of 100%. We are in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the LCR to OSFI on a monthly basis. The ratio is calculated as the total of unencumbered HQLA over the total net cash outflows in the next 30 calendar days.
The LCR’s numerator consists of unencumbered HQLA, which follow an OSFI-defined set
of eligibility criteria that considers fundamental and market-related characteristics, and the relative ability to operationally monetize assets on a timely basis during a period of stress. Our centrally-managed liquid asset portfolio includes those liquid assets reported in the HQLA, such as central government treasury bills and bonds, central bank deposits and high-rated sovereign, agency, provincial, and corporate securities. Asset eligibility limitations inherent in the LCR metric do not necessarily reflect our internal assessment of our ability to monetize our marketable assets under stress.
The ratio’s denominator reflects net cash outflows expected in the LCR’s stress scenario over the
30-calendar-day
period. Expected cash outflows represent
LCR-defined
withdrawal or draw-down rates applied against outstanding liabilities and off-balance
sheet commitments, respectively. Significant contributors to our LCR outflows include business and financial institution deposit run-off,
draws on undrawn lines of credit and unsecured debt maturities. Cash outflows are partially offset by cash inflows, which are calculated at OSFI-prescribed LCR inflow rates, and include performing loan repayments and maturing non-HQLA
marketable assets.
During a period of financial stress, institutions may use their stock of HQLA, thereby falling below 100%, as maintaining the LCR at 100% under such circumstances could produce undue negative effects on the institution and other market participants.
The LCR is calculated and disclosed using a standard OSFI-prescribed template.

$ millions, average of the three months ended October 31, 2023		Total unweighted value (1)	Total weighted value (2)
HQLA
1	HQLA	n/a	$187,770
Cash outflows
2	Retail deposits and deposits from small business customers, of which:	$218,370	17,677
3	Stable deposits	98,826	2,965
4	Less stable deposits	119,544	14,712
5	Unsecured wholesale funding, of which:	223,352	101,320
6	Operational deposits (all counterparties) and deposits in networks of cooperative banks	109,024	26,186
7	Non-operational deposits (all counterparties)	89,795	50,601
8	Unsecured debt	24,533	24,533
9	Secured wholesale funding	n/a	14,923
10	Additional requirements, of which:	159,751	36,404
11	Outflows related to derivative exposures and other collateral requirements	20,473	7,379
12	Outflows related to loss of funding on debt products	6,631	6,631
13	Credit and liquidity facilities	132,647	22,394
14	Other contractual funding obligations	6,327	5,311
15	Other contingent funding obligations	420,495	8,317
16	Total cash outflows	n/a	183,952
Cash inflows
17	Secured lending (e.g. reverse repos)	106,060	24,043
18	Inflows from fully performing exposures	25,010	12,510
19	Other cash inflows	8,542	8,542
20	Total cash inflows	$139,612	$45,095
			Total adjusted value
21	Total HQLA	n/a	$187,770
22	Total net cash outflows	n/a	$138,857
23	LCR	n/a	135%
$ millions, average of the three months ended July 31, 2023			Total adjusted value
24	Total HQLA	n/a	$182,337
25	Total net cash outflows	n/a	$139,282
26	LCR	n/a	131%

(1)
Unweighted inflow and outflow values are calculated as outstanding balances maturing or callable within 30 days of various categories or types of liabilities, off-balance
sheet items or contractual receivables.

(2)	Weighted values are calculated after the application of haircuts (for HQLA) and inflow and outflow rates prescribed by OSFI.
n/a	Not applicable as per the LCR common disclosure template.
Our average LCR as at October 31, 2023, increased to 135% from 131% in the prior quarter, due to higher HQLA as a result of deposit growth.
Furthermore, we report the LCR to OSFI in multiple currencies, thus measuring the extent of potential currency mismatch under the ratio. CIBC predominantly operates in major currencies with deep and fungible foreign exchange markets.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable funding profile in relation to the composition of their assets and off-balance
sheet activities. Canadian
D-SIBs
are required to maintain a minimum NSFR value of 100% on a consolidated bank basis. CIBC is in compliance with this requirement.
In accordance with the calibration methodology contained in OSFI’s LAR Guideline, we report the NSFR to OSFI on a quarterly basis. The ratio is calculated as total available stable funding (ASF) over the total required stable funding (RSF).

CIBC 2023 ANNUAL REPORT	79

Management’s discussion and analysis

The numerator consists of the portion of capital and liabilities considered reliable over a one-year
time horizon. The NSFR considers longer-term sources of funding to be more stable than short-term funding and deposits from retail and commercial customers to be behaviourally more stable than wholesale funding of the same maturity. In accordance with our funding strategy, key drivers of our ASF include client deposits supplemented by secured and unsecured wholesale funding, and capital instruments.
The denominator represents the amount of stable funding required based on the OSFI-defined liquidity characteristics and residual maturities of assets and off-balance
sheet exposures. The NSFR ascribes varying degrees of RSF such that HQLA and short-term exposures are assumed to have a lower funding requirement than less liquid and longer-term exposures. Our RSF is largely driven by retail, commercial and corporate lending, investments in liquid assets, derivative exposures, and undrawn lines of credit and liquidity.
The ASF and RSF may be adjusted to zero for certain liabilities and assets that are determined to be interdependent if they meet the NSFR-defined criteria, which take into account the purpose, amount, cash flows, tenor and counterparties among other aspects to ensure the institution is acting solely as a pass-through unit for the underlying transactions. We report, where applicable, interdependent assets and liabilities arising from transactions OSFI has designated as eligible for such treatment in the LAR Guideline.
The NSFR is calculated and disclosed using an OSFI-prescribed template, which captures the key quantitative information based on liquidity characteristics unique to the NSFR as defined in the LAR Guideline. As a result, amounts presented in the table below may not allow for direct comparison with the annual consolidated financial statements.

		a	b	c	d	e
		Unweighted value by residual maturity
$ millions, as at October 31, 2023		No maturity	<6 months	6 months to <1 year	>1 year	Weighted value
ASF item
1	Capital	$54,773	$–	$–	$5,888	$60,661
2	Regulatory capital	54,773	–	–	5,888	60,661
3	Other capital instruments	–	–	–	–	–
4	Retail deposits and deposits from small business customers	179,315	58,185	23,684	19,320	258,740
5	Stable deposits	88,099	21,099	11,112	9,079	123,374
6	Less stable deposits	91,216	37,086	12,572	10,241	135,366
7	Wholesale funding	170,035	192,691	50,362	103,670	236,555
8	Operational deposits	109,538	4,769	–	–	57,153
9	Other wholesale funding	60,497	187,922	50,362	103,670	179,402
10	Liabilities with matching interdependent assets	–	894	1,474	11,499	–
11	Other liabilities	–		116,515 (1)		7,560
12	NSFR derivative liabilities			12,542 (1)
13	All other liabilities and equity not included in the above categories	–	58,932	131	44,910	7,560
14	Total ASF					563,515
RSF item
15	Total NSFR HQLA					16,787
16	Deposits held at other financial institutions for operational purposes	–	2,560	–	–	1,280
17	Performing loans and securities	72,496	118,796	60,789	352,654	397,936
18	Performing loans to financial institutions secured by Level 1 HQLA	–	21,520	1,323	246	1,983
19	Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,354	39,559	7,665	18,995	28,672
20	Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and public sector entities, of which:	37,078	39,680	29,921	117,296	166,349
21	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	–	–	–	–
22	Performing residential mortgages, of which:	18,077	15,992	21,619	208,014	179,302
23	With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	18,077	15,917	21,534	202,672	174,682
24	Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	15,987	2,045	261	8,103	21,630
25	Assets with matching interdependent liabilities	–	894	1,474	11,499	–
26	Other assets	12,664		93,695 (1)		45,933
27	Physical traded commodities, including gold	2,481				2,109
28	Assets posted as initial margin for derivative contracts and contributions to default funds of central counterparties			11,206 (1)		9,525
29	NSFR derivative assets			7,649 (1)		–
30	NSFR derivative liabilities before deduction of variation margin posted			21,727 (1)		1,086
31	All other assets not included in the above categories	10,183	45,460	418	7,235	33,213
32	Off-balance sheet items			417,376 (1)		14,376
33	Total RSF					$476,312
34	NSFR					118%
$ millions, as at July 31, 2023						Weighted value
35	Total ASF					$550,832
36	Total RSF					$472,418
37	NSFR					117%
$ millions, as at October 31, 2022						Weighted value
38	Total ASF					$534,258
39	Total RSF					$454,113
40	NSFR					118%

(1)	No assigned time period per disclosure template design.

80	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Our NSFR as at October 31, 2023, increased to 118% from 117% in the prior quarter and was comparable with 2022, due to an increase in long-term funding and deposit growth.
CIBC considers the impact of its business decisions on the LCR, NSFR and other liquidity risk metrics that it regularly monitors as part of a robust liquidity risk management function. Variables that can impact the metrics month-over-month include, but are not limited to, items such as wholesale funding activities and maturities, strategic balance sheet initiatives, and transactions and market conditions affecting collateral.
Reporting of the LCR and NSFR is calibrated centrally by Treasury, in
conjunction with the SBUs and other functional groups.

Funding
We fund our operations with client-sourced deposits, supplemented with a wide range of wholesale funding.
Our principal approach aims to fund our consolidated balance sheet with deposits primarily raised from personal and commercial banking channels. We maintain a foundation of relationship-based core deposits, whose stability is regularly evaluated through internally developed statistical assessments.
We routinely access a range of short-term and long-term secured and unsecured funding sources diversified by geography, depositor type, instrument, currency and maturity. We raise long-term funding from existing programs including covered bonds, asset securitizations and unsecured debt.
We continuously evaluate opportunities to diversify into new funding products and investor segments in an effort to maximize funding flexibility and minimize concentration and financing costs. We regularly monitor wholesale funding levels and concentrations to internal limits consistent with our desired liquidity risk profile.
GALCO and RMC review and approve CIBC’s funding plan, which incorporates projected asset and liability growth, funding maturities, and output from our liquidity position forecasting.
The following table provides the contractual maturity profile of our wholesale funding sources at their carrying values:

$ millions, as at October 31, 2023	Less than 1 month	1–3 months	3–6 months	6–12 months	Less than 1 year total	1–2 years	Over 2 years	Total
Deposits from banks (1)	$4,195	$1,505	$556	$1,299	$7,555	$–	$–	$7,555
Certificates of deposit and commercial paper	8,061	16,738	21,511	22,598	68,908	69	–	68,977
Bearer deposit notes and bankers’ acceptances	262	594	793	831	2,480	–	–	2,480
Senior unsecured medium-term notes (2)	–	5,492	6,157	10,081	21,730	18,605	26,393	66,728
Senior unsecured structured notes	–	236	–	35	271	–	69	340
Covered bonds/asset-backed securities
Mortgage securitization	–	529	363	1,458	2,350	1,804	9,882	14,036
Covered bonds	–	–	–	–	–	3,308	28,120	31,428
Cards securitization	–	–	1,047	–	1,047	2,864	109	4,020
Subordinated liabilities	–	–	–	36	36	–	6,447	6,483
Other (3)	–	–	–	–	–	–	8	8
	$12,518	$25,094	$30,427	$36,338	$104,377	$26,650	$71,028	$202,055
Of which:
Secured	$–	$529	$1,410	$1,458	$3,397	$7,976	$38,111	$49,484
Unsecured	12,518	24,565	29,017	34,880	100,980	18,674	32,917	152,571
	$12,518	$25,094	$30,427	$36,338	$104,377	$26,650	$71,028	$202,055
October 31, 2022	$12,656	$22,453	$29,368	$44,504	$108,981	$17,005	$70,702	$196,688

(1)	Includes non-negotiable term deposits from banks.
(2)	Includes wholesale funding liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(3)	Includes Federal Home Loan Bank (FHLB) deposits.
The following table provides the diversification of CIBC’s wholesale funding by currency:

$ billions, as at October 31		2023		2022
CAD	$45.8	23%	$51.2	26%
USD	113. 2	56	103.0	52
Other	43.1	21	42.5	22
	$202. 1	100%	$196.7	100%
We manage liquidity risk in a manner that enables us to withstand severe liquidity stress events. Wholesale funding may present a higher risk of run-off
in stress situations, and we maintain significant portfolios of unencumbered liquid assets to mitigate this risk. See the “Liquid assets” section for additional details.
On October 31, 2023, OSFI announced its decision regarding the May 2023 public consultation on the LAR review for wholesale funding sources with retail-like characteristics, specifically high-interest savings account exchange-traded funds. These changes impacting our LCR and NSFR will be applied in the first quarter of 2024.
Funding plan
Our funding plan is updated at least quarterly, or in response to material changes in underlying assumptions and business developments. The plan incorporates projected asset and liability growth from our ongoing operations, and the output from our liquidity position forecasting.
Credit ratings
Our access to and cost of wholesale funding are dependent on multiple factors, among them credit ratings provided by rating agencies. Rating agencies’ opinions are based upon internal methodologies, and are subject to change based on factors including, but not limited to, financial strength, competitive position, macroeconomic backdrop and liquidity positioning.

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Our credit ratings are summarized in the following table:

As at October 31, 2023	DBRS	Fitch	Moody’s	S&P
Deposit/Counterparty (1)	AA	AA	Aa2	A+
Legacy senior debt (2)	AA	AA	Aa2	A+
Senior debt (3)	AA(L)	AA-	A2	A-
Subordinated indebtedness	A(H)	A	Baa1	A-
Subordinated indebtedness – NVCC (4)	A(L)	A	Baa1	BBB+
Limited recourse capital notes – NVCC (4)	BBB(H)	n/a	Baa3	BBB-
Preferred shares – NVCC (4)	Pfd-2	n/a	Baa3	P-2(L)
Short-term debt	R-1(H)	F1+	P-1	A-1
Outlook	Stable	Stable	Stable	Stable

(1)	DBRS Long-Term Issuer Rating; Fitch Long-Term Deposit Rating and Derivative Counterparty Rating; Moody’s Long-Term Deposit and Counterparty Risk Assessment Rating; S&P’s Issuer Credit Rating.
(2)	Includes senior debt issued prior to September 23, 2018 as well as senior debt issued on or after September 23, 2018 which is not subject to bail-in regulations.
(3)	Comprises liabilities which are subject to conversion under bail-in regulations. See the “Capital management” section for additional details.
(4)	Comprises instruments which are treated as NVCC in accordance with OSFI’s CAR Guideline.
n/a	Not applicable.
Additional collateral requirements for rating downgrades
We are required to deliver collateral to certain derivative counterparties in the event of a downgrade to our current credit risk rating. The collateral requirement is based on MTM exposure, collateral valuations, and collateral arrangement thresholds, as applicable. The following table presents the additional cumulative collateral requirements for rating downgrades:

$ billions, as at October 31	2023	2022
One-notch downgrade	$–	$–
Two-notch downgrade	0.2	0.1
Three-notch downgrade	0.4	0.3
Contractual obligations
Contractual obligations give rise to commitments of future payments affecting our short- and long-term liquidity and capital resource needs. These obligations include financial liabilities, credit and liquidity commitments, and other contractual obligations.

Assets and liabilities
The following table provides the contractual maturity profile of our on-balance
sheet assets, liabilities and equity at their carrying values. Contractual analysis is not representative of our liquidity risk exposure, however this information serves to inform our management of liquidity risk, and provide input when modelling a behavioural balance sheet.

$ millions, as at October 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity	Total
Assets
Cash and non-interest-bearing deposits with banks (1)	$20,816	$–	$–	$–	$–	$–	$–	$–	$–	$20,816
Interest-bearing deposits with banks	34,902	–	–	–	–	–	–	–	–	34,902
Securities	4,197	6,058	6,398	5,675	6,544	32,109	61,775	42,281	46,311	211,348
Cash collateral on securities borrowed	14,651	–	–	–	–	–	–	–	–	14,651
Securities purchased under resale agreements	46,144	13,660	10,857	5,922	2,110	1,478	13	–	–	80,184
Loans
Residential mortgages	2,877	5,617	11,229	9,004	17,963	72,444	146,601	8,509	–	274,244
Personal	1,060	525	867	750	903	903	4,149	5,452	30,978	45,587
Credit card	389	779	1,168	1,168	1,168	4,672	9,194	–	–	18,538
Business and government	11,809	8,452	11,362	13,379	12,203	35,588	71,584	18,622	11,871	194,870
Allowance for credit losses	–	–	–	–	–	–	–	–	(3,902)	(3,902)
Derivative instruments	1,926	6,145	3,054	2,245	1,369	3,916	8,538	6,050	–	33,243
Customers’ liability under acceptances	10,075	726	14	1	–	–	–	–	–	10,816
Other assets	–	–	–	–	–	–	–	–	40,422	40,422
	$148,846	$41,962	$44,949	$38,144	$42,260	$151,110	$301,854	$80,914	$125,680	$975,719
October 31, 2022	$162,138	$38,036	$33,508	$30,461	$37,755	$106,155	$339,631	$77,111	$118,802	$943,597
Liabilities
Deposits (2)	$27,324	$45,781	$53,988	$55,787	$49,179	$45,310	$74,115	$19,314	$352,578	$723,376
Obligations related to securities sold short	18,666	–	–	–	–	–	–	–	–	18,666
Cash collateral on securities lent	8,081	–	–	–	–	–	–	–	–	8,081
Obligations related to securities sold under repurchase agreements	78,889	6,528	577	–	–	–	1,124	–	–	87,118
Derivative instruments	81	5,384	3,112	2,342	1,648	4,315	11,191	13,217	–	41,290
Acceptances	10,079	726	14	1	–	–	–	–	–	10,820
Other liabilities	24	23	73	73	71	292	579	883	24,654	26,672
Subordinated indebtedness	–	–	–	–	36	–	–	6,447	–	6,483
Equity	–	–	–	–	–	–	–	–	53,213	53,213
	$143,144	$58,442	$57,764	$58,203	$50,934	$49,917	$87,009	$39,861	$430,445	$975,719
October 31, 2022	$123,388	$44,632	$48,750	$62,962	$57,224	$39,220	$84,857	$36,779	$445,785	$943,597

(1)	Cash includes interest-bearing demand deposits with the Bank of Canada.
(2)
Comprises $239 billion (2022: $232.1 billion) of personal deposits; $462.1 billion (2022: $443.0 billion) of business and government deposits and secured borrowings; and $22.3 billion (2022: $22.5 billion) of bank deposits.

The changes in the contractual maturity profile were primarily due to the natural migration of
maturities and also reflect the impact of our regular business activities.

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Credit-related commitments
The following table provides the contractual maturity of notional amounts of credit-related commitments. Since a significant portion of commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements.

$ millions, as at October 31, 2023	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	No specified maturity (1)	Total
Unutilized credit commitments	$1,619	$8,475	$4,684	$7,753	$5,897	$23,782	$70,820	$3,230	$232,656	$358,916
Securities lending (2)	42,478	6,467	5,954	–	–	–	–	–	–	54,899
Standby and performance letters of credit	4,932	3,568	3,250	3,885	2,974	646	812	137	–	20,204
Backstop liquidity facilities	–	12,624	123	206	44	5,430	738	149	–	19,314
Documentary and commercial letters of credit	15	100	21	9	2	32	24	–	–	203
Other	1,704	–	–	–	–	–	–	–	–	1,704
	$50,748	$31,234	$14,032	$11,853	$8,917	$29,890	$72,394	$3,516	$232,656	$455,240
October 31, 2022	$50,694	$28,841	$13,542	$10,256	$8,415	$22,105	$68,049	$2,735	$216,873	$421,510
(1)	Includes $179.2 billion (2022: $167.3 billion) of personal, home equity and credit card lines, which are unconditionally cancellable at our discretion.
(2)	Excludes securities lending of $8.1 billion (2022: $4.9 billion) for cash because it is reported on the consolidated balance sheet.
Other
off-balance
sheet contractual obligations
The following table provides the contractual maturities of other off-balance
sheet contractual obligations affecting our funding needs:

$ millions, as at October 31, 2023 (1)	Less than 1 month	1–3 months	3–6 months	6–9 months	9–12 months	1–2 years	2–5 years	Over 5 years	Total
Purchase obligations (2)	$122	$149	$196	$218	$168	$514	$600	$85	$2,052
Investment commitments	–	1	9	–	1	3	13	554	581
Future lease commitments (1)	–	–	–	–	–	10	92	467	569
Pension contributions (3)	11	22	32	33	32	–	–	–	130
Underwriting commitments	12	–	–	–	–	–	–	–	12
	$145	$172	$237	$251	$201	$527	$705	$1,106	$3,344
October 31, 2022	$1,066	$193	$341	$250	$220	$597	$847	$1,074	$4,588
(1)
Excludes operating lease obligations that are accounted for under IFRS 16, which are typically recognized on the consolidated balance sheet, and operating and tax expenses relating to lease commitments. The table includes lease obligations that are not accounted for under IFRS 16, including those related to future starting lease commitments for which we have not yet recognized a lease liability and right-of-use
asset.

(2)
Obligations that are legally binding agreements whereby we agree to purchase products or services with specific minimum or baseline quantities defined at fixed, minimum or variable prices over a specified period of time are defined as purchase obligations. Purchase obligations are included through to the termination date specified in the respective agreements, even if the contract is renewable. Many of the purchase agreements for goods and services include clauses that would allow us to cancel the agreement prior to expiration of the contract within a specific notice period. However, the amount above includes our obligations without regard to such termination clauses (unless actual notice of our intention to terminate the agreement has been communicated to the counterparty). The table excludes purchases of debt and equity instruments that settle within standard market time frames.

(3)
Includes estimated minimum funding contributions for our funded defined benefit pension plans in Canada, the U.S., the U.K., and the Caribbean. Estimated minimum funding contributions are included only for the next annual period as the minimum contributions are affected by various factors, such as market performance and regulatory requirements, and are therefore subject to significant variability.

Other risks
Strategic risk
Strategic risk is the risk of ineffective or improper implementation of business strategies, including mergers, acquisitions
and
divestitures. It includes the potential financial loss due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business environment. For additional details on corporate transactions, see the “Top and emerging risks” section.
Oversight of strategic risk is the responsibility of the ExCo and the Board. At least annually, the CEO outlines the process and presents the strategic business plan to the Board for review and approval. As part of the annual planning process, Risk Management assesses the overall and business unit strategic plans to ensure alignment with our risk appetite. The Board reviews the plan in light of management’s assessment of emerging market trends, the competitive environment, potential risks and other key issues.
One of the tools for measuring, monitoring and controlling strategic risk is attribution of regulatory capital against this risk. Our regulatory capital models include a strategic risk component for those businesses utilizing capital to fund an acquisition or a significant organic growth strategy.

Operational risk
Operational risk is the risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events. Operational risk is inherent in all CIBC activities and transactions. Failure to manage operational risk can result in direct or indirect financial loss, reputational impact, or regulatory review and penalties. The Operational Risk Management Framework (the Framework) sets out the requirements and roles and responsibilities in managing operational risk at CIBC.
Governance and Management
Operational risk is managed through the three lines of defence model and articulated in the Operational Risk Management Framework. A strong risk culture and communication between the three lines of defence are important characteristics of effective risk management. All three lines of
defence, including all team members are accountable for identifying, managing and mitigating operational risk within the approved Operational Risk Appetite. For further details, see the “Management of risk – Risk overview” section.
Global Operational Risk Management (GORM), as part of Global Operational and Enterprise Risk Management, is responsible for oversight of the enterprise-wide operational risk and control environment globally. To effectively discharge its mandate, GORM establishes frameworks, policies, related procedures and guidelines, and develops tools, systems and processes to enable effective identification, measurement, mitigation, monitoring and reporting of operational risks. GORM is also responsible for determining the level of operational risk capital in compliance with OSFI’s guidelines. From a governance perspective, the ORCC, chaired by the Senior Vice-President, GORM, is a forum for senior management, with representation from each of the three lines of defence, to monitor and discuss significant operational risk and control matters. ORCC is a sub-committee
of the GRC.
The
GRC, chaired by the CRO, is a senior management forum for discussion and oversight of risk appetite, risk profile and risk mitigation strategies.

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Operational risk management approach
Information transparency, timely escalation, clear accountability and a robust internal control environment are the principles forming the basis of the Operational Risk Management Framework, which supports and governs the processes of identifying, measuring, mitigating, monitoring, and reporting operational risks. We mitigate operational losses by consistently applying risk-based approaches and employing risk-specific assessment tools. Regular review of our risk governance structure ensures clarity of, and ownership in, key risk areas.
Risk identification
Risk identification includes the process of assessing, understanding and confirming risks, on Business Unit operations, transactions, change initiatives and emerging risks to ensure operational risks are proactively identified and managed. CIBC’s business lines regularly conduct reviews of operational risks inherent in their products, services or processes and assess ways to mitigate and manage them in alignment with CIBC’s risk appetite. These reviews include using risk and control self-assessments, audit findings, operational risk scenarios, past internal and external loss events, key risk indicators (KRIs) trends, change initiative risk assessments and in-depth
risk reviews to form a holistic operational risk profile for the business lines. Under the three lines of defence model, GORM and relevant Control Groups challenge business lines’ risk assessments and mitigation actions.
Risk measurement
Risk measurement is the quantification of operational risks through operational risk capital calculations, internal loss data collection and analysis, and stress testing to understand potential operational risk exposures.
Operational loss is one of the key operational risk metrics informing us of areas of heightened risk. We collect and analyze internal operational loss event data for themes and trends. The occurrence of a material or potential material loss triggers an investigation to determine the root causes of the incident and the effectiveness of existing mitigating controls, as well as the identification of any additional mitigating actions. Additionally, we monitor the external environment for emerging or potential risks to CIBC. The analysis of material operational risk events is performed by the first line of defence and the outputs of the analysis are subject to formal independent challenge by our second line of defence. The analysis of material operational risk events forms one component of our ongoing operational risk reporting to senior management and the Board.
A robust risk measurement practice is in place to quantify operational risk and ensure adequate capital. We use the standardized method to quantify our operational risk exposure in the form of operational risk regulatory capital, as agreed with local regulators.
Risk mitigation
Risk mitigation is the determination of appropriate strategies and development of action plans to address operational risks to ensure residual risks are within the CIBC risk appetite. Our primary tool for mitigating operational risk exposure is a robust internal control environment. Our Control Framework outlines key principles, structure and processes underpinning our approach to managing risks through effective controls. Under our framework, all key controls are subject to ongoing testing and review to ensure they effectively mitigate our operational risk exposures. In addition, our corporate insurance program may afford additional protection from loss while our global business continuity and broader operational resilience programs enable us to deliver critical services to our clients through disruption.
Risk monitoring and reporting
Risk monitoring and reporting ensures that operational risk issues, including emerging risks, are monitored and communicated to the relevant stakeholders in a timely and transparent manner.
Both forward-looking KRIs as well as backward-looking key performance indicators provide insight into our risk exposure and are used to monitor the main drivers of exposure associated with key operational risks and their adherence to the operational risk appetite. KRIs assist in early detection of potential operational risk events by identifying unfavourable trends and highlighting controls that may not be designed or operating effectively. Business lines are required to identify and implement KRIs for material risk exposures on an ongoing basis. Escalation triggers are used to highlight risk exposures requiring additional attention from senior management and/or the Board. The second line of defence challenges the selection of KRIs and the appropriateness of thresholds.
Our risk monitoring processes support a transparent risk-reporting program, informing both senior management and the Board of our control environment, operational risk exposures, and mitigation strategies. Operational risk practices are continuously enhanced to increase robustness of the operational risk management program for effective and efficient identification, measurement, mitigation, monitoring and reporting of operational risks in CIBC.
Operational risks which may adversely impact CIBC include the following:
Anti-money laundering/anti-terrorist financing
The risk of CIBC’s potential
non-conformance
with global AML and ATF regulatory requirements and sanctions regulations leading to enhanced regulatory scrutiny, regulatory censure (i.e., cease and desist orders) and/or financial loss (i.e., regulatory, criminal or civil penalties and/or forfeiture of assets). See the “Top and emerging risks – Anti-money laundering, anti-terrorist financing and sanctions” section for further details.
Fraud risk
The risk relating to the intentions to defraud, misappropriate property/assets or circumvent regulations, the law or CIBC policy and can be committed by either employees or by outsiders such as clients or third parties.
Information security risk (including cyber security)
The risk to the confidentiality, integrity and availability of CIBC-owned information, and the information entrusted to CIBC by clients, employees, shareholders, business partners, and third parties that if leaked, accessed without authorization or lost, could cause damage to CIBC’s business and its customers. See the “Top and emerging risks – Technology, information and cyber security risk” section for further details.
Technology risk
The risk of compromised availability, degradation, recovery, capacity, performance, integrity of new or existing systems. See the “Top and emerging risks – Technology, information and cyber security risk” section for further details.

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Third party risk
The potential risk that may arise from relying on a third party business arrangement between CIBC and another entity, by contract or otherwise. This includes activities that involve outsourced products and services, use of outside consultants, networking arrangements, managed services, services provided by affiliates and subsidiaries, joint ventures, sponsorships, no-fee
contracts, and any other arrangement that involves the delivery of business activities, functions or processes to CIBC and/or its clients. See the “Top and emerging risks – Third-party risk” section for further details.
Other operational risks include business interruption risk, data risk, conduct risk (see the “Conduct risk” section), financial reporting risk, legal risk (see the “Reputation and legal risks” section), model risk, people risk, privacy risk, project risk, physical security and safety risk, regulatory compliance risk (see the “Regulatory compliance risk” section) and transaction processing and execution risk.
Environmental and social risk
Environmental risk is the risk of financial loss or damage to reputation associated with environmental issues, including but not limited to climate
-
related issues (see the “Top and emerging risks – Climate risk” section for additional details), whether arising from our credit and investment activities or related to our own operations. Social risk is the potential for negative impact on our financial position, operations, legal and regulatory compliance, or reputation stemming from social considerations associated with CIBC, an activity, transaction, product, client, third-party or supplier. These social considerations include, but are not limited to inclusive banking (e.g., accessibility, reconciliation, racial equity), human rights (e.g., modern slavery, including forced labour and child labour, human trafficking), and social impacts related to climate change.
Governance
In 2023, we developed the Global Environmental and Social Framework, an internal policy document that provides an overview of how CIBC sets and operationalizes its ESG strategy and related policies, including how we manage environmental and social risks, as well as outlining the established ESG governance framework. As environmental and social risk management requires a multi-disciplinary approach, these risk factors are considered in our ESG governance framework, which outlines responsibilities for ESG from the Board to executive management and down to those with day-to-day
accountability for execution.
CIBC’s Board and its committees provide ongoing oversight of the continued execution of our bank-wide ESG governance framework, each playing a distinct, but integrated role. The Corporate Governance Committee leads oversight of the execution of our ESG strategy, material public ESG disclosure and stakeholder engagement, and our overall ESG governance framework, and in this capacity considers external challenges, trends and developments that should be incorporated in our strategic plans. Other Board committees lead the oversight of specific elements of our ESG strategy and governance based on mandate, and as it pertains to environmental and social risks; in particular, the Risk Committee supervises key frameworks related to CIBC’s principal business risks, which include climate-related risks, and the Audit Committee has oversight of the underlying processes and controls to ensure the integrity, accuracy and reliability of material ESG disclosures.
At the senior management level, our Executive Committee is accountable for the progress on CIBC’s ESG agenda, and the Executive Vice-President and Chief Legal Officer (CLO) is the executive lead for ESG across the enterprise, which includes leading our ESG strategy, ESG disclosure and the execution of our ESG governance framework. In this capacity, the CLO also works closely with our CRO, who has overall responsibility for enterprise risk management. Executive management of ESG is also facilitated through CIBC’s Senior Executive ESG Council, which is chaired by the CLO, and has representation from all SBUs and functional groups, enabling bank-wide input and coordination on strategic ESG initiatives in response to CIBC’s environmental and social responsibilities. Our Enterprise ESG team, which reports to the CLO, and is led by the Senior Vice-President, ESG and Corporate Governance, works alongside the SBUs, functional groups and ESG subject matter experts across the bank, such as the Environmental Risk Management team within Global Operational and Enterprise Risk Management, to advance CIBC’s ESG agenda.
Understanding that environmental and social topics and related risks are evolving, we have regular, two-way
engagement with our stakeholders and continuously assess and engage on other environmental and social issues through partnerships and industry initiatives. This helps to ensure that we have a common understanding of this risk area and are prepared to respond. Beyond the risks listed below, we are learning and contributing to emerging topics such as biodiversity, through participation in the Taskforce on Nature-related Financial Disclosures and helping to transform financial decision making to better integrate risks posed by environmental and social issues through participation in A4S (Accounting for Sustainability).
Risk management
The Global Environmental and Social Framework outlines roles and responsibilities for risk management of environmental and social risks as a shared responsibility between multiple risk management teams including Global Operational and Enterprise Risk Management, Conduct and Culture Risk Management, and Third Party Risk Management, in addition to regional risk management teams.
Within CIBC’s Risk Management function, the Global Operational and Enterprise Risk Management group provides independent oversight of the measurement, monitoring and control of environmental risks. This group is led by the Executive Vice-President, Global Operational and Enterprise Risk Management, who has direct accountability to the CRO for environmental risk oversight. This team works closely with the Enterprise ESG team, to ensure that environmental and social risks are integrated into our ESG strategy, as well as with the SBUs and functional groups to ensure that best practices of environmental responsibility are applied to the banking services that we provide to our clients, the relationships we have with our stakeholders, and to the way we manage our facilities.
Environmental risk, including but not limited to climate-related issues, and social risk are components of reputation and legal risks. These risks are therefore assessed and mitigated according to the policies and related procedures followed for managing reputation and legal risks, including through the Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures. See the “Reputation and legal risks” section for additional information.
In addition, our Corporate Environmental Policy, which is under the overall management of the Environmental Risk Management team, describes our approach to prudent environmental management, including climate-related issues, and assigns responsibilities for managing our environmental impacts. Our Corporate Environmental Policy states that CIBC will develop, implement and maintain standards and procedures to review, assess and manage the environmental risks inherent in lending and investment activities and seek through such activities to promote sound environmental management practices among those with whom business is conducted. For example, environmental and social evaluations are integrated into our credit risk assessment processes, with standards and procedures in place for all sectors. In addition, environmental and social risk assessments in project finance, project-related corporate loans and bridge loans are required, in accordance with our commitment as a signatory to the Equator Principles (adopted in 2003), which are a voluntary set of guidelines for financial institutions based on the screening criteria from the International Finance Corporation. An escalation process is in place for transactions with the potential to have significant environmental and related social risk, with escalation up to the Reputation and Legal Risks Committee for senior executive review, if required.

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Some social risks, such as child labour or human rights violations, are components of third party risk management and are identified, assessed, mitigated, monitored and reported as per CIBC’s Third Party Risk Management Policy (see the “Top and emerging risks – Third-party risk” section), as well as through our Supplier Code of Conduct (see the “Human rights and codes of conduct” section).
Climate change
Climate risk is integrated into our risk management processes, beginning with our climate-related risk appetite, which is defined based on qualitative and quantitative considerations and reflects our guiding principle of practicing sound risk management, as well as enabling us to address stakeholders’ expectations with respect to climate risk management. Tolerance levels have been implemented into our Risk Appetite Statements regionally and enterprise-wide for relevant SBUs. We continue to evaluate relevant metrics and will include additional quantitative measures to our Risk Appetite Statements, as needed, as climate-related risk management practices evolve and mature.
We are actively identifying and assessing climate-related risks and how they might impact business operations, cause physical damage, disrupt supply chains and affect global economies, and ultimately impact credit and market risk. To do this, we are continuing to develop a suite of tools including carbon risk scoring, heat maps, scenario analysis and measuring financed emissions to give us insights into the risks at a client, sector and portfolio level, as there is not one individual tool that can adequately measure the risks that our clients face due to climate change.
Our carbon risk scoring considers the short, medium and long-term impacts that a corporate or commercial client might face due to climate change such as policy, technology and market shifts. It allows us to score each client on a scale of advanced to poor, referring those clients that score poorly to our High Carbon Score Committee, made up of representatives from the relevant SBUs and risk management, to develop appropriate action plans to mitigate the risk.
Our heat map approach also provides a visual representation of the business and government sectors that are vulnerable to climate-related risks. Based on this heat map assessment, we assign a score to each industry and sector within our portfolio based on general exposure to physical and transition risks. The combined weighted average score is used to infer potential credit migrations, which is used as an input into scenario analysis to estimate potential changes in PD, expected loss and RWA. The latter is based on the Bank of Canada and OSFI pilot scenario and provides a useful
“what-if”
framework to explore how climate-related risks may manifest in the future.
These risk management tools provide us with a higher level of granularity to understand how our individual portfolios behave with regard to climate-related risks and where to focus mitigation efforts, as well as informing business decisions towards potential opportunities and areas where we can support our clients. We will continue expanding our knowledge and exploring and assessing climate-related risk impacts as industry standards, the regulatory environment, data quality, tools and our approach mature.
Human rights and codes of conduct
CIBC is committed to respecting human rights and stands against slavery and human trafficking throughout our business and supply chains.
We uphold human rights by incorporating global best practices enterprise-wide, including those embodied by the United Nations Guiding Principles on Business and Human Rights, and promoting a fair, diverse and inclusive work environment. We publicly report under the United Kingdom
Modern Slavery Act 2015 and the Australian Modern Slavery Act 2018
. We comply with all applicable human rights laws and standards in the jurisdictions in which we operate, including laws addressing issues such as forced and child labour, modern slavery and human trafficking, pay equity, employment equity, health and safety, discrimination and harassment. We expect our team members, clients, suppliers and other third parties with whom we have a business relationship to share our commitment to respect human rights. More information can be found in the CIBC on Human Rights: Modern Slavery and Human Trafficking Statement, which is available on our website.
CIBC’s Code of Conduct is an important reference point in our culture and also lays out the standards we have in place for how team members should behave and treat our clients, communities and fellow team members. The Code of Conduct sets out underlying policies that guide our actions and that are foundational to our purpose-led
and inclusive culture as we grow in a sustainable way. This includes acting with honesty, integrity and respect. To maintain appropriate conduct and address inappropriate conduct, we use an integrated framework of programs, standards, policies, guidelines and procedures that all align with the high-level principles and ethical standards set out in our Code of Conduct. See the “Conduct risk” section for additional information.
Our Supplier Code of Conduct sets out the principles, standards and behaviours that our suppliers should follow, as we expect that they act ethically and adhere to all applicable laws, rules and regulations, such as maintaining responsible labour practices and human rights, in the jurisdictions in which they operate. We have procedures in place to assess supplier risk and to govern our contracted supplier relationships. Due diligence reviews of new, existing and prospective suppliers require consideration of applicable ESG factors in order to mitigate these potential risks within our supply chain.
More information on our ESG governance, policy, management and performance can be
found in our Sustainability Report, which is available on our website.

Regulatory compliance risk
Regulatory compliance risk is the risk of CIBC’s potential
non-conformance
with applicable regulatory requirements.
Our approach to managing and mitigating regulatory compliance risk aligns with CIBC’s Risk Appetite Statement and centers around fostering a robust risk culture. The foundation of this approach is a comprehensive Regulatory Compliance Management (RCM) framework. The RCM framework, owned by the Senior Vice-President, Chief Compliance and Privacy Officer and Global Regulatory Affairs, and approved by the RMC, maps regulatory requirements to our internal policies, procedures and/or controls that govern regulatory compliance.
Our Compliance department is responsible for developing and maintaining a comprehensive regulatory compliance program, including oversight of the RCM framework. This department operates independently from business management and regularly reports to the RMC.
The primary responsibility for complying with all applicable regulatory requirements rests with senior management of the business and functional groups, and extends to all employees. The Compliance department’s activities support these groups, with a particular focus on regulatory requirements that govern the relationship between CIBC and its clients.
See the “Regulatory developments” section for further details.

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Insurance risk
Insurance risk is the risk of loss arising from the obligation to pay out benefits and expenses on insurance policies in excess of expected amounts. Unfavourable actual experience could emerge due to adverse fluctuations in timing, size and frequency of actual claims (e.g., mortality, morbidity), policyholder behaviour (e.g., cancellation of coverage), or associated expenses.
Insurance contracts provide financial compensation to the beneficiary in the event of an insured risk occurring in exchange for premiums. We are exposed to insurance risk in our insurance business and in our reinsurance business within the respective subsidiaries.
Senior management of the insurance and reinsurance subsidiaries have primary responsibility for managing insurance risk with oversight by Risk Management. The insurance and reinsurance subsidiaries also have their own boards of directors, and an independent Appointed Actuary who provide additional input to risk management oversight. Processes and oversight are in place to manage the risk to our insurance business. Underwriting risk on business assumed is managed through risk policies that limit exposure to an individual life, to certain types of business and to regions.
Our risk governance practices ensure strong independent oversight and control of risk within the insurance businesses. The subsidiaries’ boards outline the internal risk and control structure to manage insurance risk, which includes risk, capital and control policies, processes as
well as limits and governance. Senior management of the insurance and reinsurance subsidiaries and Risk Management attend the subsidiaries’ board meetings.

Reputation and legal risks
Our reputation and financial soundness are of fundamental importance to us and to our clients, shareholders, third parties, regulators, team members and communities.
Reputation risk is the risk of negative publicity regarding our business conduct or practices which, whether true or not, could significantly harm our reputation as a leading financial institution, or could materially and adversely affect our business, operations or financial condition.
Legal risk is the risk of financial loss arising from one or more of the following factors: (a) civil, criminal or regulatory enforcement proceedings against us; (b) our failure to correctly document, enforce or comply with contractual obligations; (c) failure to comply with our legal obligations to clients, investors, team members, counterparties or other stakeholders; (d) failure to take appropriate legal measures to protect our assets or security interests; or (e) misconduct by our team members or agents.
All team members at CIBC play an important role in protecting our reputation by ensuring that the highest ethical standards are followed in how we act and what we do. Not only must we act with integrity at all times, we must also ensure that activities being conducted do not pose undue risks to CIBC’s reputation for ethical, sound and responsible business practices. As a result, requirements for the management and oversight of potential reputation risk are integrated throughout our framework of policies and related procedures. These processes include the management of various risks as set out in CIBC’s Risk Appetite Statement, Risk Management Framework and Code of Conduct. Our Reputation Risk Management Framework, Global Reputation and Legal Risks Policy and business-specific procedures outline how we safeguard our reputation through identification, assessment, escalation and mitigation of potential reputation and legal risks. Proactive management of potential reputation and legal risks is a key responsibility of CIBC and all our team members.
Overall governance and oversight of reputation risk is provided by the Board, primarily through the RMC of the Board. Senior management oversight of reputation and legal risks is provided by the Reputation and Legal Risks Committee, which is a sub-committee
of GRC and reports its activities regularly to the GRC. Additionally, there are specific senior management committees across the enterprise that provide further oversight to ensure required practices are followed and any material reputation and legal risks are identified, managed, and if required, escalated, effectively.
Conduct risk
Conduct risk is the risk that the actions or omissions (i.e., behaviour) of CIBC, team members or third parties: do not align with our desired culture and values; deliver poor or unfair outcomes for clients, team members or shareholders; result in adverse market practices and outcomes; impact CIBC’s reputation as a leading financial institution; or materially and adversely affect our business, operations or financial condition.
Our Conduct and Culture Risk Framework applies enterprise-wide and outlines the proactive management and oversight of potential conduct risk. Every team member is accountable for the identification and management of conduct risk. The overarching principles and requirements for maintaining appropriate conduct and addressing inappropriate conduct are covered in the CIBC Code of Conduct (the Code) and other global, regional and business specific policies, frameworks, processes and procedures. All team members must abide by the Code, and CIBC policies, frameworks, processes and procedures in carrying out the accountabilities of their role. Overall governance of conduct risk is provided by the Board and its committees, including the CGC, as well as senior management committees.

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Management’s discussion and analysis

Accounting and control matters
Critical accounting policies and estimates
The consolidated financial statements of CIBC have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). These consolidated financial statements also comply with Section 308(4) of the
Bank Act
(Canada) and the requirements of OSFI. A summary of significant accounting policies is presented in Note 1 to the consolidated financial statements.
Certain accounting policies require us to make judgments and estimates, some of which relate to matters that are uncertain. The current macroeconomic environment, including the impact of higher levels of interest rates, inflation, events in the U.S. banking sector and geopolitical events, gives rise to heightened uncertainty as it relates to our accounting estimates and assumptions and increases the need to apply judgment. In particular, changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and period-over-period volatility of the provision for credit losses. Changes in the judgments and estimates required in the critical accounting policies discussed below could have a material impact on our financial results. We have established control procedures to ensure accounting policies are applied consistently and processes for changing methodologies are well controlled.

Use and classification of financial instruments
As a financial institution, our assets and liabilities primarily comprise financial instruments, which include deposits, securities, loans, derivatives, acceptances, repurchase agreements, and subordinated indebtedness.
We use these financial instruments for both trading and
non-trading
activities. Trading activities primarily include the purchase and sale of securities and metals, transacting in foreign exchange and derivative instruments in the course of facilitating client trades and taking proprietary trading positions with the objective of income generation.
Non-trading
activities generally include the business of lending, investing, funding, and ALM.
The use of financial instruments may either introduce or mitigate exposures to market, credit and/or liquidity risks. See the “Management of risk” section for details on how these risks are managed.
Financial instruments are accounted for according to their classification. Judgment is applied in determining the appropriate classification of financial instruments under IFRS 9, in particular as it relates to the assessment of whether debt financial assets meet the solely payment of principal and interest (SPPI) test, and the assessment of the business model used to manage financial assets. For details on the accounting for these instruments under IFRS 9, see Note 1 to the consolidated financial statements.
Determination of fair value of financial instruments
Under IFRS 9, debt and equity securities mandatorily measured and designated at FVTPL, business and government loans mandatorily measured and designated at FVTPL, obligations related to securities sold short, derivative contracts, FVOCI securities and FVO financial instruments are carried at fair value. FVO financial instruments include certain debt securities, certain secured borrowings, obligations related to securities sold under repurchase agreements, structured deposits and business and government deposits. Certain retail mortgage interest rate commitments are also designated as FVO financial instruments.
IFRS 13 defines fair value to be the price that would be received to sell an asset or paid to transfer a liability at the measurement date in an orderly arm’s-length
transaction between market participants in the principal market under current market conditions (i.e., the exit price). Fair value measurements are categorized into levels within a fair value hierarchy based on the nature of the valuation inputs (Level 1, 2 or 3). We have an established and documented process for determining fair value. Fair value is based on unadjusted quoted prices in an active market for the same instrument, where available (Level 1). If active market prices or quotes are not available for an instrument, fair value is then based on valuation models in which the significant inputs are observable (Level 2) or in which one or more of the significant inputs are non-observable
(Level 3). Estimating fair value requires the application of judgment. The type and level of judgment required is largely dependent on the amount of observable market information available.
For instruments valued using internally developed models that use significant non-observable
market inputs and are therefore classified within Level 3 of the hierarchy, the judgment used to estimate fair value is more significant than when estimating the fair value of instruments classified within Levels 1 and 2. To ensure that valuations are appropriate, a number of policies and controls are in place, including independent validation of valuation inputs to external sources such as exchange quotes, broker quotes or other management-approved independent pricing sources.
The following table presents amounts, in each category of financial instruments, which are valued using valuation techniques based on Level 3 inputs. For further details of the valuation of and sensitivity associated with Level 3 financial assets and liabilities, see Note 2 to the consolidated financial statements.

$ millions, as at October 31		2023		2022
	Level 3	Total (1)	Level 3	Total (1)
Assets
Securities mandatorily measured and designated at FVTPL and loans mandatorily measured at FVTPL	$691	0.8%	$1,194	1.7%
Debt securities measured at FVOCI and equity securities designated at FVOCI	191	0.3	161	0.3
Derivative instruments	71	0.2	67	0.2
	$953	0.5%	$1,422	0.8%
Liabilities
Deposits and other liabilities (2)	$242	0.7%	$409	1.5%
Derivative instruments	1,874	4.5	1,586	3.0
	$2,116	2.1%	$1,995	2.0%

(1)	Represents the percentage of Level 3 assets and liabilities over total assets and liabilities for each reported category that are carried on the consolidated balance sheet at fair value.
(2)	Includes FVO deposits and bifurcated embedded derivatives.

88	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Note 2 to the consolidated financial statements presents the valuation methods used to determine fair value showing separately those financial instruments that are carried at fair value on the consolidated balance sheet and those that are not.
In order to reflect the observed market practice of pricing collateralized and uncollateralized derivatives, our valuation approach uses overnight indexed swap curves as the discount rate in the valuation of collateralized derivatives and market cost of funding in the valuation of uncollateralized derivatives. The use of a market cost of funds curve reduces the fair value of uncollateralized derivative assets incremental to the reduction in fair value for credit risk already reflected through the CVA. In contrast, the use of a market cost of funds curve reduces the fair value of uncollateralized derivative liabilities in a manner that generally includes adjustments for our own credit. As market practices continue to evolve in regard to derivative valuation, further adjustments may be required in the future.
Fair value adjustments
We apply judgment in establishing valuation adjustments that take into account various factors that may have an impact on the valuation of financial instruments that are carried at fair value on the consolidated balance sheet. Such factors include, but are not limited to, the bid-offer
spread, illiquidity due to lack of market depth and other market risks, parameter uncertainty, model risk, and credit risk.
The establishment of fair value adjustments involves estimates that are based on accounting processes and judgments by management. We evaluate the adequacy of the fair value adjustments on an ongoing basis. The level of fair value adjustments could change as events warrant and may not reflect ultimate realizable amounts.
As at October 31, 2023, the total valuation adjustments related to financial instruments carried at fair value on the consolidated balance sheet was $373 million (2022: $326 million), primarily related to credit risk, bid-offer
spreads, and parameter uncertainty of our derivative assets and liabilities, as well as adjustments recognized for valuing our uncollateralized derivative assets and liabilities based on an estimated market cost of funds curve.
Impairment of financial assets
Under IFRS 9, we establish and maintain ECL allowances for all debt instrument financial assets classified as amortized cost or FVOCI. In addition, the ECL allowances apply to loan commitments and financial guarantees that are not measured at FVTPL.
ECL allowances represent credit losses that reflect an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes, the time value of money and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions. One of the objectives of IFRS 9 is to record lifetime losses on all financial instruments that have experienced a significant increase in credit risk since their initial recognition. As a result, ECL allowances are measured at amounts equal to either: (i)
12-month
ECL; or (ii) lifetime ECL for those financial instruments that have experienced a significant increase in credit risk since initial recognition or when there is objective evidence of impairment.
Key drivers of expected credit loss
The ECL impairment requirements of IFRS 9 require that we make judgments and estimates related to matters that are uncertain. In particular, the ECL requirements of IFRS 9 incorporate the following elements that are subject to a high level of judgment:
•	Determining when a significant increase in credit risk of a loan has occurred;
•	Measuring both 12-month and lifetime credit losses; and
•	Forecasting forward-looking information for multiple scenarios and determining the probability weighting of each scenario.
In addition, the interrelationship between these elements is also subject to a high degree of judgment. Changes in the judgments and estimates related to IFRS 9 can have a significant impact on the level of ECL allowance recognized and the period-over-period volatility of the provision for credit losses. Changes in a particular period could have a material impact on our financial results.
We continue to operate in an uncertain macroeconomic environment. During the year ended October 31, 2023, unfavourable credit migration, parameter updates and unfavourable changes in our economic outlook resulted in an increase in our stage 1 and stage 2 performing ECLs. There is inherent uncertainty in estimating the impact that higher levels of interest rates, the easing of inflationary pressures, events in the U.S. banking sector and geopolitical events will have on the macroeconomic environment. As a result, a heightened level of judgment in estimating ECLs in respect of all these elements as discussed above, continued to be required. Actual results could differ from these estimates and assumptions. See Note 5 to our consolidated financial statements for more information concerning the high level of judgment inherent in the estimation of ECL allowance under IFRS 9.
Use of the regulatory framework
Our ECL models leverage the data, systems and processes that are used to calculate Basel expected loss regulatory adjustments for the portion of our retail and business and government portfolios under the internal ratings-based (IRB) approach. Significant judgment is applied in leveraging the data and modelling techniques used to calculate Basel risk parameters to meet IFRS 9 requirements, including the conversion of through-the-cycle
estimates to the
point-in-time
parameters used under IFRS 9 that consider forward-looking information. In addition, credit losses under IFRS 9 are 12 months for stage 1 financial instruments and lifetime for stage 2 and stage 3 financial instruments, compared to 12 months for IRB portfolios under Basel. The main differences between Basel risk parameters and IFRS 9 parameters are explained in the table below:

	Regulatory Capital	IFRS 9

PD	Through-the-cycle PD represents long-run average PD throughout a full economic cycle	Point-in-time 12-month or lifetime PD based on current conditions and relevant forward-looking assumptions

LGD	Downturn LGD based on losses that would be expected in an economic downturn and subject to certain regulatory floors Discounted using the cost of capital or opportunity cost
Unbiased probability-weighted LGD based on estimated LGD including impact of relevant forward-looking assumptions such as changes in collateral value

Discounted using the original effective interest rate

EAD	Based on the drawn balance plus expected utilization of any undrawn portion prior to default, and cannot be lower than the drawn balance	Amortization and repayment of principal and interest from the balance sheet date to the default date is also captured

Other		ECL is discounted from the default date to the reporting date

CIBC 2023 ANNUAL REPORT	89

Management’s discussion and analysis

Attribution of provision for credit losses
We recognize provision for credit losses on both impaired (stage 3) and performing (stages 1 and 2) loans in the respective SBUs. Provision for credit losses recognized directly on our consolidated statement of income is in respect to financial instruments classified as loans and bankers’ acceptances. Provision for credit losses for FVOCI debt securities and amortized cost securities are recognized in Gains (losses) from debt securities measured at FVOCI and amortized cost, net in the consolidated statement of income.
Hedge accounting
The IFRS 9 hedge accounting guidance is intended to better align the accounting with risk management activities. However, IFRS 9 allows the existing hedge accounting requirements under IAS 39 to continue in place of the hedge accounting requirements under IFRS 9. As permitted, we previously elected to not adopt the IFRS 9 hedge accounting requirements and instead retained the IAS 39 hedge accounting requirements. As required, we have adopted the hedge accounting disclosure requirements under amendments to IFRS 7 that were effective in 2018. As a result of interest rate benchmark reform, we have adopted “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (Phase 1 amendments) issued by the IASB as of November 1, 2019, and adopted “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16” (Phase 2 amendments) as of November 1, 2020. See the “Other regulatory developments – Interest rate benchmark reform” section for more information.
Securitizations and structured entities
Securitization of our own assets
Under IFRS 10 “Consolidated Financial Statements” (IFRS 10), judgment is exercised in determining whether an investor controls an investee including assessing whether the investor has: (i) power over the investee; (ii) exposure, or rights, to variable returns from its involvement with the investee; and (iii) the ability to affect those returns through its power over the investee. Power may be exercised through voting or similar rights or, in the case of SEs, through contractual arrangements that direct the relevant activities of the investee. When voting rights are not relevant in deciding whether CIBC has power over an entity, particularly for complex SEs, the assessment of control considers all facts and circumstances, including the purpose and design of the investee, its relationship with other parties and each party’s ability to make decisions over significant activities, and whether CIBC is acting as a principal or as an agent.
We sponsor several SEs that have purchased and securitized our own assets including Cards II Trust, which we consolidate under IFRS 10.
We also securitize our own mortgage assets through a government-sponsored securitization program. We sell these securitized assets to a government-sponsored securitization vehicle that we do not consolidate, as well as to other third parties. IFRS 9 provides guidance on when to derecognize financial assets. A financial asset is derecognized when the contractual rights to receive cash flows from the asset have expired, or when we have transferred the rights to receive cash flows from the asset such that:
•	We have transferred substantially all the risks and rewards of the asset; or
•	We have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.
We have determined that our securitization activities related to residential mortgages and cards receivables are accounted for as secured borrowing transactions because we have not met the aforementioned criteria.
Securities lending and repurchase transactions generally do not result in the transfer of substantially all the risks and rewards of the securities and as a result do not result in derecognition of the securities.
We also sell certain U.S. commercial mortgages to third parties that qualify for derecognition because we have transferred substantially all the risks and rewards of the mortgages and have no continuous involvement after the transfer.
Securitization of third-party assets
We also sponsor several SEs that purchase pools of third-party assets. We consider a number of factors in determining whether CIBC controls these SEs. We monitor the extent to which we support these SEs, through direct investment in the debt issued by the SEs and through the provision of liquidity protection to the other debtholders, to assess whether we should consolidate these entities.
IFRS 10 also requires that we reconsider our consolidation assessment if facts and circumstances relevant to the entities indicate that there are changes to one or more of the three elements of control described above. Factors that trigger reassessment include, but are not limited to, significant changes in ownership structure of the entities, changes in contractual or governance arrangements, provision of a liquidity facility beyond the original terms, transactions with the entities that were not contemplated originally and changes in the financing structure of the entities.
Specifically, in relation to our multi-seller conduits, we would reconsider our consolidation assessment if our level of interest in the ABCP issued by the conduits changes significantly, or in the rare event that the liquidity facility that we provide to the conduits is drawn or amended.
A significant increase in our holdings of the outstanding commercial paper issued by the conduits would become more likely in a scenario in which the market for bank-sponsored ABCP suffered a significant deterioration such that the conduits were unable to roll their ABCP.
For additional information on the securitizations of our own assets and third-party assets, see the “Financial condition –
Off-balance
sheet arrangements” section and Note 6 to the consolidated financial statements.
Leases
As a lessee, we recognize a
right-of-use
asset and a corresponding lease liability based on the present value of future lease payments, less any lease incentives receivable, when the lessor makes the leased asset available for use to CIBC. We apply judgment in determining the appropriate lease term, which is based on the non-cancellable
portion of the lease term, adjusted for any renewal or termination options that are reasonably certain to be exercised. In accounting for the lease, we also determine the appropriate discount rates based on the rate implicit in the lease, if determinable, or on CIBC’s incremental borrowing rate.
As an intermediate lessor, we apply judgment to classify a sublease as an operating or finance sublease based on whether substantially all of the risks and rewards related to the underlying right-of-use
asset are transferred to the
sub-lessee.
If classified as a finance sublease, the related
right-of-use
asset is derecognized and an investment in sublease is recognized based on the head lease discount rate unless the rate implicit in the sublease is determinable. Where a finance sublease includes lease and non-lease
components, we allocate the total consideration in the contract to each component based on our estimation of the standalone prices for each of these components. The investment in sublease is subsequently measured using the effective interest rate method, with interest income recognized over the term of the sublease. Rental income from operating subleases is recognized on a systematic basis over the lease term. For both finance and operating subleases, we apply similar judgments as when we are acting as a lessee to determine the appropriate lease term.

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Management’s discussion and analysis

Asset impairment
Goodwill
As at October 31, 2023, we had goodwill of $5,425 million (2022: $5,348 million). Goodwill is not amortized, but is tested, at least annually, for impairment by comparing the recoverable amount of the cash-generating unit (CGU) to which goodwill has been allocated, with the carrying amount of the CGU including goodwill. Any deficiency is recognized as impairment of goodwill. The recoverable amount of a CGU is defined as the higher of its estimated fair value less cost to sell and its value in use. Goodwill is also required to be tested for impairment whenever there are indicators that it may be impaired.
Estimation of the recoverable amount is an area of significant judgment. Recoverable amounts are estimated using internally developed models that require the use of significant assumptions including forecasted earnings, discount rates, growth rates, forecasted regulatory capital requirements, and price-earnings multiples. Reductions in the estimated recoverable amount could arise from various factors, such as reductions in forecasted cash flows, an increase in the assumed level of required capital, and any adverse changes to the discount rate or terminal growth rates either in isolation or in any combination thereof. Where our estimated recoverable amount is not significantly in excess of the carrying amount of the CGU, additional judgment is required, and reductions in the recoverable amount are more likely to result in an impairment charge.
In the fourth quarter of 2023, we performed our annual impairment test. We concluded that the recoverable amounts of our CGUs were in excess of their carrying amounts.
For additional information, see Note 8 to the consolidated financial statements.
Other intangible assets and long-lived assets
As at October 31, 2023, we had other intangible assets with an indefinite life of $116 million (2022: $143 million) and with a definite life of $259 million (2022: $358 million). Acquired intangible assets are separately recognized if the benefits of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented, or exchanged. Determining the useful lives of intangible assets requires judgment and fact-based analysis.
Intangible assets with an indefinite life are not amortized but are assessed for impairment by comparing the recoverable amount to the carrying amount. The recoverable amount is defined as the higher of the estimated fair value less cost to sell and value in use. An impairment test is required at least annually, or whenever there are indicators that these assets may be impaired. On October 31, 2023, CIBC FirstCaribbean announced its intent to rebrand as CIBC, and we therefore recognized an impairment charge of $27 million in the fourth quarter of 2023 related to the impairment of the indefinite-lived brand name intangible asset acquired as part of the CIBC FirstCaribbean acquisition.
Long-lived assets and other identifiable intangible assets with a definite life are amortized over their estimated useful lives. These assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount is higher than the recoverable amount.
Determining the recoverable amount of intangible assets and long-lived assets is an area of judgment as we estimate the future cash flows expected to result from the use of the asset and, where appropriate, cash flows arising from the asset’s eventual disposition.
For additional information, see Note 8 to the consolidated financial statements.
Income taxes
We are committed to responsible tax practices. We exercise active tax governance and tax compliance processes in accordance with the statutory obligations of all jurisdictions in which we operate. We seek to manage tax risk to ensure any financial exposure is well understood and remains consistent with our strategy, overall risk and reputational risk appetite.
We are subject to income tax laws in the various jurisdictions where we operate, and the complex tax laws are potentially subject to different interpretations by us and the relevant taxation authority. Management judgment is applied in the interpretation of the relevant tax laws and in estimating the expected timing and amount of the provision for current and deferred income taxes based on an assessment of the relevant factors.
Current tax is calculated using tax rates enacted or substantively enacted as at the reporting date. For Canadian income taxes, substantively enacted is generally interpreted to occur at the point of a third reading in a Canadian Parliament held by a minority government, or the first reading in a Canadian Parliament held by a majority government.
Deferred tax assets or liabilities are determined for each temporary difference based on the tax rates that are expected to be in effect in the period that the assets are realized or the liabilities are settled, based on the laws that have been enacted or substantively enacted as at the reporting date.
Deferred tax liabilities are not recognized on temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future and we expect to control the timing of reversal. Deferred tax assets are not recognized on temporary differences arising on our NIFOs if they are not expected to reverse in the foreseeable future and it is not probable future taxable profits will be available against which these deductible temporary differences can be utilized.
We assess quarterly the probability that our deferred tax assets will be realized prior to their expiration and determine if any portion of our deferred tax assets should not be recognized.
For further details on our income taxes, see Note 19 to the consolidated financial statements.
Contingent liabilities and provisions
Legal proceedings and other contingencies
In the ordinary course of its business, CIBC is a party to a number of legal proceedings, including regulatory investigations, in which claims for substantial monetary damages are asserted against CIBC and its subsidiaries. Legal provisions are established if, in the opinion of management, it is both probable that an outflow of economic benefits will be required to resolve the matter, and a reliable estimate can be made of the amount of the obligation. If the reliable estimate of probable loss involves a range of potential outcomes within which a specific amount appears to be a better estimate, that amount is accrued. If no specific amount within the range of potential outcomes appears to be a better estimate than any other amount, the mid-point
in the range is accrued. In some instances, however, it is not possible to determine whether an obligation is probable or to reliably estimate the amount of loss, in which case no accrual can be made.
While there is inherent difficulty in predicting the outcome of legal proceedings, based on current knowledge and in consultation with legal counsel, we do not expect the outcome of these matters, individually or in aggregate, to have a material adverse effect on our consolidated financial statements. However, the outcome of these matters, individually or in aggregate, may be material to our operating results for a particular reporting period. We regularly assess the adequacy of CIBC’s litigation accruals and make the necessary adjustments to incorporate new information as it becomes available.
CIBC considers losses to be reasonably possible when they are neither probable nor remote. It is reasonably possible that CIBC may incur losses in addition to the amounts recorded when the loss accrued is the mid-point
of a range of reasonably possible losses, or the potential loss pertains to a matter in which an unfavourable outcome is reasonably possible but not probable.
A description of significant ongoing matters to which CIBC is a party can be found in Note 22 to the consolidated financial statements. The provisions disclosed in Note 22 include all of CIBC’s accruals for legal matters as at October 31, 2023, including amounts related to the significant legal proceedings described in that note and to other legal matters.

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Management’s discussion and analysis

CIBC believes the estimate of the aggregate range of reasonably possible losses, in excess of the amounts accrued, for its significant legal proceedings, where it is possible to make such an estimate, is from nil to approximately $0.6 billion as at October 31, 2023. This estimated aggregate range of reasonably possible losses is based upon currently available information for those significant proceedings in which CIBC is involved, taking into account CIBC’s best estimate of such losses for those cases for which an estimate can be made. CIBC’s estimate involves significant judgment, given the varying stages of the proceedings and the existence of multiple defendants in many of such proceedings whose share of the liability has yet to be determined. The range does not include potential punitive damages. The matters underlying the estimated range as at October 31, 2023, consist of the significant legal matters disclosed in Note 22 to the consolidated financial statements. The matters underlying the estimated range will change from time to time, and actual losses may vary significantly from the current estimate. For certain matters, CIBC does not believe that an estimate can currently be made as many of them are in preliminary stages and certain matters have no specific amount claimed. Consequently, these matters are not included in the range.
Post-employment and other long-term benefit plan assumptions
We sponsor a number of benefit plans to eligible employees, including registered and supplemental pension plans, and post-retirement medical and dental plans (other post-employment benefit plans). We also continue to sponsor long-term disability medical and dental benefit plans (collectively, other long-term benefit plans). The long-term disability income replacement plan that was previously closed to new claims as of June 2004, was settled effective December 2021.
The calculation of net defined benefit plan expense and obligations depends on various actuarial assumptions such as discount rates, health-care cost trend rates, turnover of employees, projected salary increases, retirement age, and mortality rates. The actuarial assumptions used for determining the net defined benefit plan expense for a fiscal year are set at the beginning of the annual reporting period, are reviewed in accordance with accepted actuarial practice and are approved by management. We applied additional judgment in developing salary-related assumptions for the year ended October 31, 2023 given the impact of inflationary pressures on employee compensation and our public commitments to additional wage increases for certain employees.
The discount rate assumption used in measuring the net defined benefit plan expense and obligations reflects market yields, as of the measurement date, on high-quality debt instruments with a currency and term to maturity that match the currency and expected timing of benefit payments. Our discount rate is estimated by developing a yield curve based on high-quality corporate bonds. While there is a deep market of high-quality corporate bonds denominated in Canadian dollars with short and medium terms to maturity, there is not a deep market in bonds with terms to maturity that match the timing of all the expected benefit payments for all of our Canadian plans. As a result, for our Canadian pension, other post-employment and other long-term benefit plans, we estimate the yields of high-quality corporate bonds with longer-term maturities by extrapolating current yields on bonds with short- and medium-term durations along the yield curve. Judgment is required in constructing the yield curve, and as a result, different methodologies applied in constructing the yield curve can give rise to different discount rates.
For further details of our annual pension and other post-employment expense and obligations, see Note 1 and Note 18 to the consolidated financial statements.
Self-managed loyalty points program
We sponsor certain self-managed credit card loyalty points programs for which we recognize credit card loyalty point liabilities that are subject to periodic remeasurement to reflect the expected cost of redemption as this expectation changes over time. The calculation of the expected cost of redemption requires the use of judgment and depends on various assumptions, including estimation of the cost per point and the long-term redemption rate.
For further details on our self-managed loyalty points programs, see Note 1 to the consolidated financial statements.
Accounting developments
Transition to IFRS 17
IFRS 17 “Insurance Contracts” (IFRS 17), issued in May 2017, replaces IFRS 4 “Insurance Contracts” (IFRS 4). In June 2020, the IASB issued amendments to IFRS 17 partly aimed at helping companies implement the standard. IFRS 17, incorporating the amendments, is effective for annual reporting periods beginning on or after January 1, 2023, which for us will be November 1, 2023. IFRS 17 provides comprehensive guidance on the recognition, measurement, presentation and disclosure of insurance contracts we issue and reinsurance contracts we hold. IFRS 17 requires groups of insurance contracts to be established and measured on the basis of fulfilment cash flows using the measurement models outlined by the standard. Insurance contracts under the General Measurement Model (GMM) are measured based on the present value of fulfilment cash flows, a risk adjustment for non-financial risks, and a contractual service margin (CSM) representing our unearned profits on a portfolio basis, further disaggregated into profitability groups. We expect to apply GMM to our insurance contracts with contract boundaries exceeding a year. Contracts under the Premium Allocation Approach (PAA) are measured on the basis of premiums received and related cash flows. We expect to apply the PAA measurement model to our insurance contracts with contract boundaries shorter than a year. Under both measurement models, the liability for incurred claims is measured on the basis of fulfilment cash flows relating to claims incurred. Key differences between IFRS 4 and IFRS 17 which are applicable to CIBC include the following:
•
Under IFRS 4, gains or losses from new business are recognized immediately. Under IFRS 17, gains from new business are deferred and recognized over time as insurance services are provided. If a group of contracts is expected to be onerous at initial recognition or turns onerous subsequently, the losses will be recognized immediately.

•
Under IFRS 4, the discount rate used to measure the insurance contract liability is determined on the basis of the assets supporting the insurance liability. Under IFRS 17, the discount rate used to measure the insurance contracts issued and reinsurance held is based upon the characteristics of the insurance contract.

We expect to adopt IFRS 17 retrospectively for the fiscal year beginning November 1, 2023, with a restatement of the 2023 comparative period. The after-tax reduction to retained earnings is expected to be approximately $55 million at the beginning of the comparative year as of November 1, 2022.
The implementation of IFRS 17 is overseen by an Executive Steering Committee. The Executive Steering Committee includes stakeholders from the frontline business and functional groups including Finance, Technology and Risk Management as well as our Appointed Actuary. We have completed our evaluation of changes to our accounting and actuarial policies resulting from the adoption of IFRS 17 and have implemented a technology solution to support the new accounting requirements.
International Tax Reform Pillar Two Model Rules – Amendments to IAS 12
On May 23, 2023, the IASB issued “International Tax Reform – Pillar Two Model Rules”, which amended IAS 12 “Income Taxes” (IAS 12), to provide temporary relief from the accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the OECD. The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction by

92	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

jurisdiction basis. CIBC has retrospectively adopted this amendment and applied the exception to recognizing and disclosing deferred taxes related to Pillar Two income taxes. Further amendments require certain additional disclosures on Pillar Two income tax exposures as of CIBC’s fiscal year beginning November 1, 2023.
Other regulatory developments
Interest rate benchmark reform
Various interest rate and other indices that are deemed to be “benchmarks” (including LIBOR) are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition from Interbank Offered Rates (IBORs) to alternative benchmark rates (alternative rates), based upon risk-free rates determined using actual market transactions. Following the previous announcements by various regulators, the publication of LIBOR settings for all sterling, Japanese yen, Swiss franc and euro, as well as
1-week
and
2-month
USD LIBOR settings was discontinued on December 31, 2021. The publication of remaining USD LIBOR settings was discontinued on June 30, 2023. In December 2021, the Canadian Alternative Reference Rate working group (CARR) recommended to Refinitiv Benchmark Services (UK) Limited (RBSL), the Canadian Dollar Offered Rate (CDOR) administrator, to cease the calculation and publication of CDOR after June 30, 2024 and proposed a two-staged approach to the transition from CDOR to Canadian Overnight Repo Rate Average (CORRA). Following public consultation, on May 16, 2022, RBSL announced that it will permanently cease the publication and calculation of all remaining tenors of CDOR after June 28, 2024. Additionally, in July 2023, CARR announced that no new CDOR or bankers’ acceptance (BA) loans are to be originated after November 1, 2023.
In response to the reforms to interest rate benchmarks, CIBC established an Enterprise IBOR Transition Program (Program), to manage and coordinate all aspects of the transition. The Program is supported by a formal governance structure and dedicated working groups that include stakeholders from frontline businesses as well as functional groups such as Treasury, Technology and Operations, Risk Management, Legal, and Finance, to facilitate the transition.
The IASB issued amendments to impacted accounting standards to provide relief to entities impacted by the transition to alternative rates. In September 2019, the IASB issued “Interest Rate Benchmark Reform: Amendments to IFRS 9, IAS 39 and IFRS 7” (the Phase 1 amendments), which allow us to continue hedge accounting by assuming that the interest rate benchmarks which are the basis for the hedged risk, the cash flows of the hedged item or the hedging instrument are not altered as a result of the reform. For the bank’s cash flow hedges of forecast transactions that are directly impacted by IBOR reform, for the purpose of assessing whether a forecast transaction is highly probable or expected to occur, these amendments allow us to assume that the benchmark interest rate on which the hedged cash flows are based is not altered as a result of IBOR reform. Phase 1 amendments also provide temporary exceptions to allow hedge accounting to continue if a hedge relationship does not meet certain hedge effectiveness assessment criteria solely as a result of IBOR reform.
In August 2020, the IASB issued “Interest Rate Benchmark Reform: Phase 2 Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16” (the Phase 2 amendments), which address issues once an existing rate is replaced with an alternative rate. The Phase 2 amendments provide temporary relief that allows for hedging relationships to continue upon the replacement of an existing interest rate benchmark with an alternative rate under certain qualifying conditions. These amendments also allow us to redefine the hedged risk to an alternative rate, and to amend the description of the hedged item and the hedging instrument, and the description of how we will assess hedge effectiveness to reflect changes required by the reform without discontinuing the hedge relationship. The Phase 2 amendments also provide temporary relief that allows us to designate an alternative rate as a risk component to hedge provided that we reasonably expect that the alternative rate will become separately identifiable within 24 months of its first designation and also permit modifications of amortized cost financial assets and financial liabilities that are made as a direct consequence of IBOR reform and on an economically equivalent basis to be accounted for by updating the effective interest rate prospectively. The Phase 2 amendments also provide for additional disclosure requirements.
As we elected to continue to apply the hedge accounting requirements of IAS 39 upon the adoption of IFRS 9, only the amendments to the classification and measurement sections of IFRS 9, the hedge accounting sections of IAS 39, IFRS 7, IFRS 4 and IFRS 16 apply to us. CIBC elected to early adopt the Phase 1 and Phase 2 amendments effective November 1, 2019 and November 1, 2020, respectively. As a result, we have provided additional disclosures related to our exposures to significant benchmark rates subject to the reform in Note 1 to our consolidated financial statements.
OSFI Guideline
B-13
– Technology and Cyber Risk Management
On July 13, 2022, OSFI issued the final Guideline
B-13,
which will become effective on January 1, 2024. This guideline is new, sets out OSFI’s expectations to support FRFIs in developing greater resilience to technology and cyber risks, taking a risk-based approach that allows FRFIs to take advantage of innovation while maintaining sound technology risk management. The Guideline is organized around three domains, each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security. Efforts are underway to ensure compliance with the Guideline.
OSFI Guideline – Assurance on Capital, Leverage and Liquidity Returns
On November 7, 2022, OSFI issued a Guideline on Assurance on Capital, Leverage and Liquidity Returns, which sets out OSFI’s three-step approach to enhancing and aligning assurance expectations over regulatory capital, leverage and liquidity returns, including expectations concerning the role of management, Internal Audit and the external auditors. The Guideline is effective in stages over a three year period beginning in fiscal 2023, including the requirement for an external audit opinion on the numerator and denominator of key regulatory ratios in fiscal 2025.
OSFI Guideline
B-10
– Third-Party Risk Management
On April 24, 2023, OSFI published the final Guideline
B-10,
which sets out associated risk management expectations for FRFIs and will become effective on May 1, 2024. The Guideline emphasizes governance and risk management programs associated with effective third-party risk management. Key changes include an expanded scope from outsourcing arrangements to third-party arrangements and a widened risk lens, including subcontracting, concentration, technology and cyber risks. FRFIs are expected to apply this Guideline in a manner that is proportionate to both the risk and criticality of each third-party arrangement, and the size, nature, scope, complexity of operations and risk profile of the FRFI. A detailed readiness assessment is in progress and activities are underway to ensure compliance with requirements by May 1, 2024.
OSFI Guideline
B-15
– Climate Risk Management
On March 7, 2023, OSFI published the final Guideline
B-15,
which sets out OSFI’s expectations for the management of climate-related risks, and will become effective for
D-SIBs
for the fiscal periods ending on or after October 1, 2024. For additional information, see the “Top and emerging risks – Climate risk” section.

CIBC 2023 ANNUAL REPORT	93

Management’s discussion and analysis

Federal Deposit Insurance Corporation (FDIC) Special Assessment
On November 16, 2023, the FDIC Board of Directors approved the final ruling to implement a special assessment on certain insured U.S. depository institutions to recover the cost associated with protecting uninsured depositors following the closures of Silicon Valley Bank and Signature Bank. The FDIC will impose the special assessment at an annual rate of approximately 13.4 basis points of an insured depository institution’s (IDI’s) estimated uninsured deposits as of December 31, 2022, adjusted to exclude the first US$5 billion applicable to IDI for an anticipated total of eight quarterly assessment periods. The special assessment will be collected beginning with the first quarterly assessment period of 2024 (i.e., January 1 through March 31, 2024, with an invoice payment date of June 28, 2024). Our U.S. depository institution, CIBC Bank USA, will be subject to this special assessment. The impact of this special assessment for CIBC is estimated to be approximately US$67 million, which will be recognized in the first quarter of 2024.
Related-party transactions
We have various processes in place to ensure that the relevant related-party information is identified and reported to the CGC of the Board on a quarterly basis, as required by the
Bank Act
(Canada). The CGC has the responsibility for reviewing our policies and practices in identifying transactions with our related parties that may materially affect us, and reviewing the associated procedures for promoting compliance with the
Bank Act
(Canada).
In the ordinary course of business, we provide banking services and enter into transactions with related parties on terms similar to those offered to unrelated parties. Related parties include key management personnel
(1)
, their close family members, and entities that they or their close family members control or jointly control. Related parties also include associates and joint ventures accounted for under the equity method, and post-employment benefit plans for CIBC employees. Loans to these related parties are made in the ordinary course of business and on substantially the same terms as for comparable transactions with unrelated parties. We offer a subsidy on annual fees and preferential interest rates on credit card balances to senior officers which is the same offer extended to all employees of CIBC. In addition, CIBC offers deferred share and other plans to non-employee
directors, executives, and certain other key employees. Details of our compensation of key management personnel
(1)
and our investments in equity-accounted associates and joint ventures are disclosed in Notes 17, 18, 24 and 25 to the consolidated financial statements.

(1)
Key management personnel are defined as those persons having authority and responsibility for planning, directing and controlling the activities of CIBC directly or indirectly and comprise the members of the Board (referred to as directors), ExCo and certain named officers per the Bank Act (Canada) (collectively referred to as senior officers). Board members who are also ExCo members are included as senior officers.

Policy on the Scope of Services of the Shareholders’ Auditor
The “Policy on the Scope of Services of the Shareholders’ Auditor” sets out the parameters for the engagement of the shareholders’ auditor by CIBC that are consistent with applicable law, including the U.S. Sarbanes-Oxley Act of 2002 and SEC rules. The policy requires the Audit Committee’s pre-approval
of all work performed by the shareholders’ auditor and prohibits CIBC from engaging the shareholders’ auditor for “prohibited” services. The Audit Committee is accountable for the oversight of the work of the shareholders’ auditor and for an annual assessment of the engagement team’s qualifications, performance and independence, including lead audit partner rotation. The Audit Committee is also responsible for conducting a periodic comprehensive review of the external auditor at least every five years. The Audit Committee’s oversight activities over the shareholders’ auditor are disclosed in our Management Proxy Circular.
Controls and procedures
Disclosure controls and procedures
CIBC’s disclosure controls and procedures are designed to provide reasonable assurance that relevant information is accumulated and communicated to CIBC’s management, including the President and CEO and the Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
CIBC’s management, with the participation of the President and CEO and the CFO, has evaluated the effectiveness of CIBC’s disclosure controls and procedures as at October 31, 2023 (as defined in the rules of the SEC and the CSA). Based on that evaluation, the President and CEO and the CFO have concluded that such disclosure controls and procedures were effective.
Management’s annual report on internal control over financial reporting
CIBC’s management is responsible for establishing and maintaining adequate internal control over financial reporting for CIBC.
Internal control over financial reporting is a process designed by, or under the supervision of, the President and CEO and the CFO and effected by the Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. CIBC’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records, that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of CIBC; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures of CIBC are being made only in accordance with authorizations of CIBC’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of CIBC’s assets that could have a material effect on the consolidated financial statements.
All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
CIBC’s management has used the Internal Control – Integrated Framework that was published in 2013 by the COSO as the basis to evaluate the effectiveness of CIBC’s internal control over financial reporting.
As at October 31, 2023, management assessed the effectiveness of CIBC’s internal control over financial reporting and concluded that such internal control was effective.
Ernst & Young LLP, the shareholders’ auditor, has audited the consolidated financial statements of CIBC for the year ended October 31, 2023, and has also issued a report on internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the year ended October 31, 2023, that have materially affected, or are reasonably likely to materially affect, its internal control.

94	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Supplementary annual financial information
Average balance sheet, net interest income and margin

		Average balance (1)			Interest			Average rate
	$ millions, for the year ended October 31	2023	2022	2021	2023	2022	2021	2023	2022	2021
	Domestic assets (2)
	Cash and deposits with banks	$23,261	$24,833	$37,527	$1,265	$384	$95	5.44%	1.55%	0.25%
	Securities	99,012	88,483	82,262	4,629	2,072	1,567	4.68	2.34	1.90
	Securities borrowed or purchased under resale agreements	30,377	29,606	27,203	1,646	509	154	5.42	1.72	0.57
Loans	Residential mortgages	265,871	256,600	230,606	11,236	6,722	5,141	4.23	2.62	2.23
	Personal	43,029	41,687	39,939	3,382	2,075	1,624	7.86	4.98	4.07
	Credit card	16,335	13,236	10,171	2,080	1,687	1,338	12.73	12.75	13.16
	Business and government	97,113	86,543	70,755	5,888	2,795	1,712	6.06	3.23	2.42
	Total loans	422,348	398,066	351,471	22,586	13,279	9,815	5.35	3.34	2.79
	Other interest-bearing assets	5,556	9,488	8,901	254	123	45	4.57	1.30	0.51
	Derivative instruments	15,569	15,426	11,382	–	–	–	–	–	–
	Customers’ liability under acceptances	11,497	11,909	10,613	–	–	–	–	–	–
	Other non-interest-bearing assets	23,779	25,385	21,371	–	–	–	–	–	–
	Total domestic assets	631,399	603,196	550,730	30,380	16,367	11,676	4.81	2.71	2.12
	Foreign assets (2)
	Cash and deposits with banks	36,817	34,703	30,270	1,612	324	36	4.38	0.93	0.12
	Securities	97,449	88,234	72,870	2,712	1,350	574	2.78	1.53	0.79
	Securities borrowed or purchased under resale agreements	53,527	49,196	51,157	2,920	666	165	5.46	1.35	0.32
Loans	Residential mortgages	5,294	4,941	4,501	251	187	157	4.74	3.78	3.49
	Personal	1,335	1,347	1,192	65	65	55	4.87	4.83	4.61
	Credit card	143	133	129	30	28	28	20.98	21.05	21.71
	Business and government	94,599	84,337	66,677	6,894	3,103	1,995	7.29	3.68	2.99
	Total loans	101,371	90,758	72,499	7,240	3,383	2,235	7.14	3.73	3.08
	Other interest-bearing assets	2,480	2,522	923	155	89	55	6.25	3.53	5.96
	Derivative instruments	16,866	24,127	24,186	–	–	–	–	–	–
	Customers’ liability under acceptances	–	–	1	–	–	–	–	–	–
	Other non-interest-bearing assets	8,212	7,477	6,985	–	–	–	–	–	–
	Total foreign assets	316,722	297,017	258,891	14,639	5,812	3,065	4.62	1.96	1.18
	Total assets	$948,121	$900,213	$809,621	$45,019	$22,179	$14,741	4.75%	2.46%	1.82%
	Domestic liabilities (2)
Deposits	Personal	$214,833	$204,075	$189,599	$4,474	$1,535	$734	2.08%	0.75%	0.39%
	Business and government	232,733	224,303	198,978	11,395	3,662	1,170	4.90	1.63	0.59
	Bank	1,219	1,513	2,220	35	9	3	2.87	0.59	0.14
	Secured borrowings	44,538	43,892	37,893	2,324	862	378	5.22	1.96	1.00
	Total deposits	493,323	473,783	428,690	18,228	6,068	2,285	3.69	1.28	0.53
	Derivative instruments	19,507	15,581	10,621	–	–	–	–	–	–
	Acceptances	11,497	11,910	10,614	–	–	–	–	–	–
	Obligations related to securities sold short	15,236	18,496	19,018	334	333	229	2.19	1.80	1.20
	Obligations related to securities lent or sold under repurchase agreements	22,139	18,594	26,349	1,181	301	151	5.33	1.62	0.57
	Other liabilities	19,159	23,979	20,432	292	86	36	1.52	0.36	0.18
	Subordinated indebtedness	6,470	5,901	5,340	453	200	120	7.00	3.39	2.25
	Total domestic liabilities	587,331	568,244	521,064	20,488	6,988	2,821	3.49	1.23	0.54
	Foreign liabilities (2)
Deposits	Personal	19,891	18,689	16,795	419	108	62	2.11	0.58	0.37
	Business and government	172,446	157,085	134,038	6,871	1,535	268	3.98	0.98	0.20
	Bank	23,110	20,842	16,848	932	121	20	4.03	0.58	0.12
	Secured borrowings	4,172	3,290	1,883	183	55	16	4.39	1.67	0.85
	Total deposits	219,619	199,906	169,564	8,405	1,819	366	3.83	0.91	0.22
	Derivative instruments	21,133	24,369	22,571	–	–	–	–	–	–
	Acceptances	–	–	1	–	–	–	–	–	–
	Obligations related to securities sold short	2,524	2,789	1,050	74	47	7	2.93	1.69	0.67
	Obligations related to securities lent or sold under repurchase agreements	62,000	53,750	50,142	3,102	642	57	5.00	1.19	0.11
	Other liabilities	4,146	3,013	2,395	120	39	29	2.89	1.29	1.21
	Subordinated indebtedness	100	97	96	5	3	2	5.00	3.09	2.08
	Total foreign liabilities	309,522	283,924	245,819	11,706	2,550	461	3.78	0.90	0.19
	Total liabilities	896,853	852,168	766,883	32,194	9,538	3,282	3.59	1.12	0.43
	Shareholders’ equity	51,055	47,851	42,563	–	–	–	–	–	–
	Non-controlling interests	213	194	175	–	–	–	–	–	–
	Total liabilities and equity	$948,121	$900,213	$809,621	$32,194	$9,538	$3,282	3.40%	1.06%	0.41%
	Net interest income and net interest margin (3)				$12,825	$12,641	$11,459	1.35%	1.40%	1.42%
Additional disclosures: Non-interest-bearing deposit liabilities
	Domestic	$83,530	$92,579	$76,224
	Foreign	22,990	25,950	22,396

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Classification as domestic or foreign is based on domicile of debtor or customer.
(3)	Net interest income as a percentage of average assets.

CIBC 2023 ANNUAL REPORT	95

Management’s discussion and analysis

Volume/rate analysis of changes in net interest income

	$ millions	2023/2022			2022/2021
		Increase (decrease) due to change in:			Increase (decrease) due to change in:
		Average balance	Average rate	Total	Average balance	Average rate	Total
	Domestic assets (1)
	Cash and deposits with banks	$(24)	$905	$881	$(32)	$321	$289
	Securities	247	2,310	2,557	119	386	505
	Securities borrowed or purchased under resale agreements	13	1,124	1,137	14	341	355
Loans	Residential mortgages	243	4,271	4,514	579	1,002	1,581
	Personal	67	1,240	1,307	71	380	451
	Credit card	395	(2)	393	403	(54)	349
	Business and government	341	2,752	3,093	382	701	1,083
	Total loans	1,046	8,261	9,307	1,435	2,029	3,464
	Other interest-bearing assets	(51)	182	131	3	75	78
	Change in domestic interest income	1,231	12,782	14,013	1,539	3,152	4,691
	Foreign assets (1)
	Cash and deposits with banks	20	1,268	1,288	5	283	288
	Securities	141	1,221	1,362	121	655	776
	Securities borrowed or purchased under resale agreements	59	2,195	2,254	(6)	507	501
Loans	Residential mortgages	13	51	64	15	15	30
	Personal	(1)	1	–	7	3	10
	Credit card	2	–	2	1	(1)	–
	Business and government	378	3,413	3,791	528	580	1,108
	Total loans	392	3,465	3,857	551	597	1,148
	Other interest-bearing assets	(1)	67	66	95	(61)	34
	Change in foreign interest income	611	8,216	8,827	766	1,981	2,747
	Total change in interest income	$1,842	$20,998	$22,840	$2,305	$5,133	$7,438
	Domestic liabilities (1)
Deposits	Personal	$81	$2,858	$2,939	$56	$745	$801
	Business and government	138	7,595	7,733	149	2,343	2,492
	Bank	(2)	28	26	(1)	7	6
	Secured borrowings	13	1,449	1,462	60	424	484
	Total deposits	230	11,930	12,160	264	3,519	3,783
	Obligations related to securities sold short	(59)	60	1	(6)	110	104
	Obligations related to securities lent or sold under repurchase agreements	57	823	880	(44)	194	150
	Other liabilities	(17)	223	206	6	44	50
	Subordinated indebtedness	19	234	253	13	67	80
	Change in domestic interest expense	230	13,270	13,500	233	3,934	4,167
	Foreign liabilities (1)
Deposits	Personal	7	304	311	7	39	46
	Business and government	150	5,186	5,336	46	1,221	1,267
	Bank	13	798	811	5	96	101
	Secured borrowings	15	113	128	12	27	39
	Total deposits	185	6,401	6,586	70	1,383	1,453
	Obligations related to securities sold short	(4)	31	27	12	28	40
	Obligations related to securities lent or sold under repurchase agreements	99	2,361	2,460	4	581	585
	Other liabilities	15	66	81	7	3	10
	Subordinated indebtedness	–	2	2	–	1	1
	Change in foreign interest expense	295	8,861	9,156	93	1,996	2,089
	Total change in interest expense	$525	$22,131	$22,656	$326	$5,930	$6,256
	Change in total net interest income	$1,317	$(1,133)	$184	$1,979	$(797)	$1,182

(1)	Classification as domestic or foreign is based on domicile of debtor or customer.

96	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Analysis of net loans and acceptances

	Canada (1)		U.S. (1)		Other (1)		Total
$ millions, as at October 31	2023	2022	2023	2022	2023	2022	2023	2022
Residential mortgages	$268,250	$264,089	$2,641	$2,439	$2,897	$2,885	$273,788	$269,413
Personal	43,298	43,210	528	626	744	691	44,570	44,527
Credit card	17,673	15,523	27	26	153	146	17,853	15,695
Total net consumer loans	329,221	322,822	3,196	3,091	3,794	3,722	336,211	329,635
Non-residential mortgages	4,998	5,827	–	–	219	250	5,217	6,077
Financial institutions	14,661	13,593	20,852	20,045	4,310	6,805	39,823	40,443
Retail and wholesale	8,688	9,304	3,044	3,156	804	650	12,536	13,110
Business services	8,924	9,932	5,418	6,188	2,157	2,077	16,499	18,197
Manufacturing – capital goods	2,430	3,012	2,618	2,746	39	39	5,087	5,797
Manufacturing – consumer goods	5,177	5,014	1,730	1,610	177	133	7,084	6,757
Real estate and construction	32,397	29,486	23,468	22,705	1,270	1,218	57,135	53,409
Agriculture	8,034	7,901	367	242	19	32	8,420	8,175
Oil and gas	2,502	2,391	1,380	1,214	57	55	3,939	3,660
Mining	1,128	993	204	167	727	554	2,059	1,714
Forest products	423	442	126	111	–	–	549	553
Hardware and software	980	940	3,304	3,056	475	412	4,759	4,408
Telecommunications and cable	1,826	1,066	1,108	1,348	377	141	3,311	2,555
Publishing, printing, and broadcasting	188	211	268	259	50	85	506	555
Transportation	2,694	2,673	2,521	2,176	2,324	2,406	7,539	7,255
Utilities	7,301	5,583	5,090	3,870	4,943	4,159	17,334	13,612
Education, health and social services	3,979	3,828	4,995	4,932	27	48	9,001	8,808
Governments	2,038	2,074	251	302	1,932	2,304	4,221	4,680
Others	–	–	–	–	–	–	–	–
Stage 1 and 2 allowance for credit losses (2)(3)	(280)	(260)	(717)	(370)	(80)	(113)	(1,077)	(743)
Total net business and government loans, including acceptances	108,088	104,010	76,027	73,757	19,827	21,255	203,942	199,022
Total net loans and acceptances	$437,309	$426,832	$79,223	$76,848	$23,621	$24,977	$540,153	$528,657

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Stage 3 allowance for credit losses is allocated to business and government loans, including acceptances, by category above.
(3)	Includes the allocation of Stage 1 and 2 allowance based on the geographic location where they are recorded.
Summary of allowance for credit losses

$ millions, as at or for the year ended October 31	2023	2022
Balance at beginning of year	$3,276	$2,970
Provision for credit losses	2,010	1,057
Write-offs
Residential mortgages	33	47
Personal	428	274
Credit card	572	397
Business and government	316	312
Total write-offs	1,349	1,030
Recoveries
Residential mortgages	5	2
Personal	65	69
Credit card	120	114
Business and government	23	33
Total recoveries	213	218
Net write-offs	1,136	812
Interest income on impaired loans	(69)	(35)
Foreign exchange and other	36	96
Balance at end of year	$4,117	$3,276
Comprises:
Loans	$3,902	$3,073
Undrawn credit facilities and other off-balance sheet exposures	215	203
Ratio of net write-offs during the year to average loans outstanding during the year
Residential mortgages	0.01%	0.02%
Personal	0.82	0.48
Credit card	2.74	2.12
Business and government	0.15	0.16

CIBC 2023 ANNUAL REPORT	97

Management’s discussion and analysis

Net loans and acceptances by geographic location
(1)

$ millions, as at October 31	2023	2022
Canada
Atlantic provinces	$16,829	$16,108
Quebec	44,488	41,703
Ontario	237,333	229,250
Prairie provinces	16,412	16,580
Alberta, Northwest Territories and Nunavut	49,529	49,666
British Columbia and Yukon	74,681	75,385
Stage 1 and 2 allowance allocated to Canada (2)(3)	(1,963)	(1,860)
Total Canada	437,309	426,832
U.S. (2)(3)	79,223	76,848
Other countries (2)(3)	23,621	24,977
Total net loans and acceptances	$540,153	$528,657

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Includes the allocation of Stage 1 and 2 allowance based on the geographic location where they are recorded.
(3)	For Canada, Stage 3 allowance for credit losses is allocated to provinces above, including acceptances. For U.S. and Other countries, amounts are net of Stage 3 allowances for credit losses.
Loans interest rate sensitivity

$ millions, as at October 31				2023				2022
	Floating	Fixed rate (1)	Non-rate sensitive	Total	Floating	Fixed rate (1)	Non-rate sensitive	Total
Loans
Residential mortgages	$90,003	$184,241	$–	$274,244	$104,379	$165,327	$–	$269,706
Personal	36,623	8,964	–	45,587	37,023	8,406	–	45,429
Credit card	–	–	18,538	18,538	–	–	16,479	16,479
Business and government	139,399	55,222	249	194,870	137,478	50,842	222	188,542
Gross loans	266,025	248,427	18,787	533,239	278,880	224,575	16,701	520,156
Allowance for credit losses				(3,902)				(3,073)
				$529,337				$517,083

(1)	Bankers’ acceptances funded by CIBC are included as part of fixed rate loans.

98	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Net impaired loans

	Canada (1)		U.S. (1)		Other (1)		Total
$ millions, as at October 31	2023	2022	2023	2022	2023	2022	2023	2022
Gross impaired loans
Residential mortgages	$564	$355	$21	$19	$202	$222	$787	$596
Personal	200	155	12	18	35	54	247	227
Total gross impaired consumer loans	764	510	33	37	237	276	1,034	823
Non-residential mortgages	3	1	–	–	21	23	24	24
Financial institutions	13	11	78	30	–	–	91	41
Retail, wholesale and business services	281	187	99	55	61	51	441	293
Manufacturing – consumer and capital goods	23	26	54	67	3	3	80	96
Real estate and construction	60	63	1,004	131	32	41	1,096	235
Agriculture	29	11	–	–	–	–	29	11
Resource-based industries	12	12	–	23	–	–	12	35
Telecommunications, media and technology	7	6	35	15	–	–	42	21
Transportation	6	4	14	–	1	1	21	5
Utilities	–	28	–	–	–	–	–	28
Other	120	129	–	2	–	–	120	131
Total gross impaired – business and government loans	554	478	1,284	323	118	119	1,956	920
Total gross impaired loans	1,318	988	1,317	360	355	395	2,990	1,743
Other past due loans (2)	123	122	–	–	3	3	126	125
Total gross impaired and other past due loans	1,441	1,110	1,317	360	358	398	3,116	1,868
Allowance for credit losses
Residential mortgages	112	48	4	5	108	114	224	167
Personal	148	101	8	6	25	39	181	146
Total allowance – consumer loans	260	149	12	11	133	153	405	313
Non-residential mortgages	–	–	–	–	6	8	6	8
Financial institutions	5	1	14	–	–	–	19	1
Retail, wholesale and business services	225	161	4	17	36	34	265	212
Manufacturing – consumer and capital goods	12	9	–	–	1	1	13	10
Real estate and construction	10	10	243	8	13	18	266	36
Agriculture	12	7	–	–	–	–	12	7
Resource-based industries	10	9	–	10	–	–	10	19
Telecommunications, media and technology	4	4	8	3	–	–	12	7
Transportation	2	2	1	–	–	1	3	3
Utilities	–	9	–	–	–	–	–	9
Other	61	39	–	–	–	–	61	39
Total allowance – business and government loans	341	251	270	38	56	62	667	351
Total allowance	601	400	282	49	189	215	1,072	664
Net impaired loans
Residential mortgages	452	307	17	14	94	108	563	429
Personal	52	54	4	12	10	15	66	81
Total net impaired consumer loans	504	361	21	26	104	123	629	510
Non-residential mortgages	3	1	–	–	15	15	18	16
Financial institutions	8	10	64	30	–	–	72	40
Retail, wholesale and business services	56	26	95	38	25	17	176	81
Manufacturing – consumer and capital goods	11	17	54	67	2	2	67	86
Real estate and construction	50	53	761	123	19	23	830	199
Agriculture	17	4	–	–	–	–	17	4
Resource-based industries	2	3	–	13	–	–	2	16
Telecommunications, media and technology	3	2	27	12	–	–	30	14
Transportation	4	2	13	–	1	–	18	2
Utilities	–	19	–	–	–	–	–	19
Other	59	90	–	2	–	–	59	92
Total net impaired – business and government loans	213	227	1,014	285	62	57	1,289	569
Total net impaired loans	$717	$588	$1,035	$311	$166	$180	$1,918	$1,079

(1)	Classification by country is primarily based on domicile of debtor or customer.
(2)	Represents loans where repayment of principal or payment of interest is contractually in arrears between 90 and 180 days.

CIBC 2023 ANNUAL REPORT	99

Management’s discussion and analysis

Deposits

	Average balance (1)		Interest		Rate
$ millions, for the year ended October 31	2023	2022	2023	2022	2023	2022
Deposits in domestic bank offices (2)
Payable on demand
Personal	$11,877	$14,123	$8	$5	0.07%	0.04%
Business and government	74,673	77,567	2,401	731	3.22	0.94
Bank	12,616	11,076	431	2	3.42	0.02
Payable after notice
Personal	120,410	135,937	1,136	490	0.94	0.36
Business and government	71,829	68,671	3,436	1,115	4.78	1.62
Bank	86	129	4	2	4.65	1.55
Payable on a fixed date
Personal	88,133	58,700	3,476	1,075	3.94	1.83
Business and government	137,225	116,811	7,663	2,190	5.58	1.87
Bank	1,725	2,362	74	20	4.29	0.85
Secured borrowings	44,538	43,892	2,324	862	5.22	1.96
Total domestic	563,112	529,268	20,953	6,492	3.72	1.23
Deposits in foreign bank offices
Payable on demand
Personal	2,489	2,650	3	2	0.12	0.08
Business and government	29,060	28,621	419	69	1.44	0.24
Bank	11	14	1	1	4.29	4.29
Payable after notice
Personal	9,300	9,333	207	57	2.23	0.61
Business and government	20,418	18,834	799	153	3.91	0.81
Payable on a fixed date
Personal	2,515	2,021	63	14	2.50	0.69
Business and government	71,974	70,884	3,548	939	4.93	1.32
Bank	9,891	8,774	457	105	4.62	1.20
Secured borrowings	4,172	3,290	183	55	4.39	1.67
Total foreign	149,830	144,421	5,680	1,395	3.79	0.97
Total deposits	$712,942	$673,689	$26,633	$7,887	3.74%	1.17%

(1)	Average balances are calculated as a weighted average of daily closing balances.
(2)	Deposits by foreign depositors in our domestic bank offices amounted to $70.1 billion (2022: $55.8 billion).
Fees paid to the shareholders’ auditor

$ millions, for the year ended October 31	2023	2022
Audit fees (1)	$27.3	$24.6
Audit-related fees (2)	3.6	2.2
Tax fees (3)	2.2	1.9
All other fees (4)	0.3	–
Total	$33.4	$28.7

(1)
For the audit of CIBC’s annual financial statements and the audit of certain of our subsidiaries, as well as other services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States).

(2)
For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s consolidated financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance and advisory services.
(4)	Includes fees for non-audit services.

100	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Glossary
Allowance for credit losses
Under International Financial Reporting Standard (IFRS) 9, allowance for credit losses represents 12 months of expected credit losses (ECL) for instruments that have not been subject to a significant increase in credit risk since initial recognition, while allowance for credit losses represents lifetime ECL for instruments that have been subject to a significant increase in credit risk, including impaired instruments. ECL allowances for loans and acceptances are included in Allowance for credit losses on the consolidated balance sheet. ECL allowances for fair value through other comprehensive income (FVOCI) debt securities are included as a component of the carrying value of the securities, which are measured at fair value. ECL allowances for other financial assets are included in the carrying value of the instrument. ECL allowances for guarantees and loan commitments are included in Other liabilities.
Allowance for credit losses are adjusted for provisions for (reversals of) credit losses and are reduced by write-offs, net of recoveries.
Amortized cost
The amount at which a financial asset or financial liability is measured at initial recognition minus repayments, plus or minus any unamortized origination date premiums or discounts, plus or minus any basis adjustments resulting from a fair value hedge, and minus any reduction for impairment (directly or through the use of an allowance account). The amount of a financial asset or liability measured at initial recognition is the cost of the financial asset or liability including capitalized transaction costs and deferred fees.
Assets under administration (AUA)
Assets administered by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The services provided by CIBC are of an administrative nature, such as safekeeping of securities, client reporting and record keeping, collection of investment income, and the settlement of purchase and sale transactions. In addition, assets under management (AUM) amounts are included in the amounts reported under AUA.
Assets under management (AUM)
Assets managed by CIBC that are beneficially owned by clients and are, therefore, not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of the clients.
Average interest-earning assets
Average interest-earning assets include interest-bearing deposits with banks, interest-bearing demand deposits with the Bank of Canada, securities, cash collateral on securities borrowed or securities purchased under resale agreements, loans net of allowance for credit losses, and certain sublease-related assets. Average balances are calculated as a weighted average of daily closing balances.
Average trading interest-earning assets
Average trading interest-earning assets are average interest-earning assets related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI’s CAR Guideline.
Basis point
One-hundredth
of a percentage point (0.01%).
Collateral
Assets pledged to secure loans or other obligations, which are forfeited if the obligations are not repaid.
Collateralized debt obligation (CDO)
Securitization of any combination of corporate debt, asset-backed securities (ABS), mortgage-backed securities or tranches of other CDOs to form a pool of diverse assets that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Collateralized loan obligation (CLO)
Securitizations of diversified portfolios of corporate debt obligations and/or ABS that are tranched into securities that offer varying degrees of risk and return to meet investor demand.
Common shareholders’ equity
Common shareholders’ equity includes common shares, contributed surplus, retained earnings and accumulated other comprehensive income (AOCI).
Credit derivatives
A category of financial instruments that allow one party (the beneficiary) to separate and transfer the credit risk of nonpayment or partial payment of an underlying financial instrument to another party (the guarantor).
Credit valuation adjustment (CVA)
A valuation adjustment that is required to be considered in measuring fair value of over-the-counter
(OTC) derivatives to recognize the risk that any given derivative counterparty may not ultimately be able to fulfill its obligations. In assessing the net counterparty credit risk (CCR) exposure, we take into account credit mitigants such as collateral, master netting arrangements, and settlements through clearing houses.
Current replacement cost
The estimated cost of replacing an asset at the present time according to its current worth.
Derivatives
A financial contract that derives its value from the performance of an underlying instrument, index or financial rate.

CIBC 2023 ANNUAL REPORT	101

Management’s discussion and analysis

Dividend payout ratio
Common share dividends paid as a percentage of net income after preferred share dividends, premium on preferred share redemptions, and distributions on other equity instruments.
Dividend yield
Dividends per common share divided by the closing common share price.
Effective interest rate method
A method of calculating the amortized cost of a financial asset or financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability.
Efficiency ratio
Non-interest
expenses as a percentage of total revenue (net interest income and non-interest
income).
Exchange-traded derivative contracts
Standardized derivative contracts (e.g., futures contracts and options) that are transacted on an organized exchange and cleared through a central clearing house, and are generally subject to standard margin requirements.
Fair value
The price that would be received to sell an asset, or paid to transfer a liability, between market participants in an orderly transaction in the principal market at the measurement date under current market conditions.
Forward contracts
A
non-standardized
contract to buy or sell a specified asset at a specified price and specified date in the future.
Forward rate agreement
An OTC forward contract that determines an interest rate to be paid or received commencing on a specified date in the future for a specified period.
Full-time equivalent employees
A measure that normalizes the number of full-time and part-time employees, base salary plus commissioned employees, and 100% commissioned employees into equivalent full-time units based on actual hours of paid work during a given period, for individuals whose compensation is included in the Employee compensation and benefits line on the consolidated statement of income.
Futures
A standardized contract to buy or sell a specified commodity, currency or financial instrument of standardized quantity and quality at a specific price and date in the future. Futures contracts are traded on an exchange.
Guarantees and standby letters of credit
Primarily represent CIBC’s obligation, subject to certain conditions, to make payments to third parties on behalf of clients, if these clients cannot make those payments, or are unable to meet other specified contractual obligations.
Hedge
A transaction intended to offset potential losses/gains that may be incurred in a transaction or portfolio.
Loan loss ratio
The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses.
Mark-to-market
The fair value (as defined above) at which an asset can be sold or a liability can be transferred.
Net interest income
The difference between interest earned on assets (such as loans and securities) and interest incurred on liabilities (such as deposits and subordinated indebtedness).
Net interest margin
Net interest income as a percentage of average assets.
Net interest margin on average interest-earning assets
Net interest income as a percentage of average interest-earning assets.
Net interest margin on average interest-earning assets (excluding trading)
Net interest margin on average interest-earning assets (excluding trading) is computed using total net interest income minus trading net interest income, excluding the taxable equivalent basis (TEB) adjustment included therein, divided by total average interest-earning assets excluding average trading interest-earning assets.
Normal course issuer bid (NCIB)
Involves a listed company buying its own shares for cancellation through a stock exchange or other published market, from time to time, and is subject to the various rules of the exchanges and securities commissions.
Notional amount
Principal amount or face amount of a financial contract used for the calculation of payments made on that contract.

102	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Off-balance
sheet financial instruments
A financial contract that is based mainly on a notional amount and represents a contingent asset or liability of an institution. Such instruments include credit-related arrangements.
Office of the Superintendent of Financial Institutions (OSFI)
OSFI supervises and regulates all banks, all federally incorporated or registered trust and loan companies, insurance companies, cooperative credit associations, fraternal benefit societies, and federal pension plans in Canada.
Operating leverage
Operating leverage is the difference between the year-over-year percentage change in revenue and year-over-year percentage change in non-interest
expenses.
Options
A financial contract under which the writer (seller) confers the right, but not the obligation, to the purchaser to either buy (call option) or sell (put option) a specified amount of an underlying asset or instrument at a specified price either at or by a specified date.
Provision for (reversal of) credit losses
An amount charged or credited to income to adjust the allowance for credit losses to the appropriate level, for both performing and impaired financial assets. Provision for (reversal of) credit losses for loans and acceptances and related off-balance
sheet loan commitments is included in the Provision for (reversal of) credit losses line on the consolidated statement of income. Provision for (reversal of) credit losses for debt securities measured at FVOCI or amortized cost is included in Gains (losses) from debt securities measured at FVOCI and amortized cost, net.
Return on average assets or average interest-earning assets
Net income expressed as a percentage of average assets or average interest-earning assets.
Return on common shareholders’ equity
Net income attributable to equity shareholders expressed as a percentage of average common shareholders’ equity.
Securities borrowed
Securities are typically borrowed to cover short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral may be cash or a highly rated security.
Securities lent
Securities are typically lent to a borrower to cover their short positions. Borrowing requires the pledging of collateral by the borrower to the lender. The collateral provided may be cash or a highly rated security.
Securities purchased under resale agreements
A transaction where a security is purchased by the buyer and, at the same time, the buyer commits to resell the security to the original seller at a specific price and date in the future.
Securities sold short
A transaction in which the seller sells securities that it does not own. Initially the seller typically borrows the securities in order to deliver them to the purchaser. At a later date, the seller buys identical securities in the market to replace the borrowed securities.
Securities sold under repurchase agreements
A transaction where a security is sold by the seller and, at the same time, the seller commits to repurchase the security from the original purchaser at a specific price and date in the future.
Structured entities (SEs)
Entities that have been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.
Swap contracts
A financial contract in which counterparties exchange a series of cash flows based on a specified notional amount over a specified period.
Taxable equivalent basis (TEB)
The
gross-up
of
tax-exempt
revenue on certain securities to a TEB. There is an equivalent offsetting adjustment to the income tax expense.
Total shareholder return (TSR)
The total return earned on an investment in CIBC’s common shares. The return measures the change in shareholder value, assuming dividends paid are reinvested in additional shares.
Trading net interest income
Trading net interest income is net interest income related to trading activities that meet the risk definition of trading for regulatory capital and trading market risk management purposes, which includes a TEB adjustment. Starting in the first quarter of 2023, trading activities also include certain fixed income financing activities. The risk definition of trading for regulatory capital and trading market risk management is based on OSFI-defined trading book criteria set out in OSFI’s CAR Guideline.

CIBC 2023 ANNUAL REPORT	103

Management’s discussion and analysis

Risk and capital glossary
Advanced internal ratings-based (AIRB) approach for credit risk
Version of the internal ratings-based (IRB) approach to credit risk where institutions provide their own estimates of probability of default (PD), loss given default (LGD) and exposure at default (EAD), and their own calculation of effective maturity, subject to meeting minimum standards. Effective in the second quarter of 2023, AIRB is no longer permitted for some exposure categories.
Asset/liability management (ALM)
The practice of managing risks that arise from mismatches between the assets and liabilities, mainly in the non-trading
areas of the bank. Techniques are used to manage the relative duration of CIBC’s assets (such as loans) and liabilities (such as deposits), in order to minimize the adverse impact of changes in interest rates.
Bail-in
eligible liabilities
Bail-in
eligible liabilities include long-term (i.e., original maturity over 400 days), unsecured senior debt issued on or after September 23, 2018 that is tradable and transferrable, and any preferred shares and subordinated debt that are not considered non-viability
contingent capital (NVCC). Consumer deposits, secured liabilities (including covered bonds), certain financial contracts (including derivatives) and certain structured notes are not bail-in
eligible.
Bank exposures
All direct credit risk exposures to deposit-taking institutions and regulated securities firms, and exposures guaranteed by those entities.
Business and government portfolio
A category of exposures that includes lending to businesses and governments, where the primary basis of adjudication relies on the determination and assignment of an appropriate risk rating that reflects the credit risk of the exposure.
Central counterparty (CCP)
A clearing house that interposes itself between counterparties to clear contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts.
Comprehensive approach for securities financing transactions
A framework for the measurement of CCR with respect to securities financing transactions, which utilizes a volatility-adjusted collateral value to reduce the amount of the exposure.
Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios
CET1, Tier 1 and total regulatory capital, divided by RWA, as defined by OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on Basel Committee on Banking Supervision (BCBS) standards.
Corporate exposures
All direct credit risk exposures to corporations, partnerships and proprietorships, and exposures guaranteed by those entities.
Credit risk
The risk of financial loss due to a borrower or counterparty failing to meet its obligations in accordance with contractual terms.
Drawn exposure
The amount of credit risk exposure resulting from loans and other receivables advanced to the customer.
Economic capital
Economic capital provides a framework to evaluate the returns of each strategic business unit, commensurate with risk assumed. Economic capital is a non-GAAP
risk measure based upon an internal estimate of equity capital required by the businesses to absorb unexpected losses consistent with our targeted risk rating over a one-year
horizon. Economic capital comprises primarily credit, market, operational and strategic risk capital.
Economic profit
A
non-GAAP
risk-adjusted performance measure used for measuring economic value added. It is calculated as earnings of each business less a charge for the cost of capital.
Exposure at default (EAD)
An estimate of the amount of exposure to a customer at the event of, and at the time of, default.
Foundation internal ratings-based (FIRB) approach for credit risk
Version of the IRB approach to credit risk where institutions provide their own estimates of PD and their own calculation of effective maturity and rely on prescribed supervisory estimates for other risk components such as LGD and EAD. Effective in the second quarter of 2023, FIRB methodology must be used for some exposure categories.
Incremental risk charge (IRC)
A capital charge applied in addition to market risk capital specifically to cover default and migration risk in unsecuritized credit assets of varying liquidity held in the trading book.

104	CIBC 2023 ANNUAL REPORT

Management’s discussion and analysis

Internal Capital Adequacy Assessment Process (ICAAP)
A framework and process designed to provide a comprehensive view on capital adequacy, as defined by Pillar II of the Basel Accord, wherein we identify and measure our risks on an ongoing basis in order to ensure that the capital available is sufficient to cover all risks across CIBC.
Internal models approach (IMA) for market risk
Models, which have been developed by CIBC and approved by OSFI, for the measurement of risk and regulatory capital in the trading portfolio for general market risk, debt specific risk, and equity specific risk.
Internal model method (IMM) for counterparty credit risk (CCR)
Models, which have been developed by CIBC and approved by OSFI, for the measurement of CCR with respect to OTC derivatives.
Internal ratings-based (IRB) approach for credit risk
Approach to determining credit risk capital requirements based on risk components such as PD, LGD, EAD and effective maturity.
Internal ratings-based approach for securitization exposures
This approach comprises calculation methods available for securitization exposures that require OSFI approval: the Internal Ratings-Based Approach
(SEC-IRBA)
is available to the banks approved to use the IRB approach for underlying exposures securitized and the Internal Assessment Approach
(SEC-IAA)
available for certain securitization exposures extended to asset-backed commercial paper (ABCP) programs.
Leverage ratio exposure
The leverage ratio exposure is defined under the OSFI rules as on-balance
sheet assets (unweighted) less Tier 1 capital regulatory adjustments plus derivative exposures, securities financing transaction exposures with a limited form of netting under certain conditions, and other off-balance
sheet exposures (such as commitments, direct credit substitutes, undrawn credit card exposures, securitization exposures and unsettled trades).
Leverage ratio
Defined as Tier 1 capital divided by the leverage ratio exposure determined in accordance with guidelines issued by OSFI, which are based on BCBS standards.
Liquidity coverage ratio (LCR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s Liquidity Adequacy Requirements (LAR) Guideline, the LCR is a liquidity standard that aims to ensure that an institution has an adequate stock of unencumbered high-quality liquid assets (HQLA) that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a
30-calendar-day
liquidity stress scenario.
Liquidity risk
The risk of having insufficient cash or its equivalent in a timely and cost-effective manner to meet financial obligations as they come due.
Loss given default (LGD)
An estimate of the amount of exposure to a customer that will not be recovered following a default by that customer, expressed as a percentage of the EAD. LGD is generally based on through-the-cycle
assumptions for regulatory capital purposes, and generally based on point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Market risk
The risk of economic and/or financial loss in our trading and non-trading
portfolios from adverse changes in underlying market factors, including interest rates, foreign exchange rates, equity market prices, commodity prices, credit spreads and customer behaviour for retail products.
Master netting agreement
An industry standard agreement designed to reduce the credit risk of multiple transactions with a counterparty through the creation of a legal right of offset of exposures in the event of a default by that counterparty and through the provision for net settlement of all contracts through a single payment.
Net cumulative cash flow (NCCF)
The NCCF is a liquidity horizon metric defined under OSFI’s LAR Guideline as a monitoring and supervision tool for liquidity risk that measures an institution’s detailed cash flows in order to capture the risk posed by funding mismatches between assets and liabilities.
Net stable funding ratio (NSFR)
Derived from the BCBS’s Basel III framework and incorporated into OSFI’s LAR Guideline, the NSFR standard aims to promote long-term resilience of the financial sector by requiring banks to maintain a sustainable stable funding profile in relation to the composition of their assets and off-balance
sheet activities.
Non-viability
contingent capital (NVCC)
Effective January 1, 2013, in order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Operational risk
The risk of loss resulting from people, inadequate or failed internal processes and systems, or from external events.
Other
off-balance
sheet exposure
The amount of credit risk exposure resulting from the issuance of guarantees and letters of credit.

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Management’s discussion and analysis

Other retail
This exposure class includes all loans other than qualifying revolving retail and real estate secured personal lending that are extended to individuals under the regulatory capital reporting framework.
Over-the-counter
(OTC) derivatives exposure
The amount of credit risk exposure resulting from derivatives that trade directly between two counterparties, rather than through exchanges.
Probability of default (PD)
An estimate of the likelihood of default for any particular customer which occurs when that customer is not able to repay its obligations as they become contractually due. PD is based on through-the-cycle
assumptions for regulatory capital purposes, and based on
point-in-time
assumptions reflecting forward-looking information for IFRS 9 ECL purposes.
Qualifying central counterparty (QCCP)
An entity that is licensed to operate as a CCP and is permitted by the appropriate regulator or oversight body to operate as such with respect to the products offered by that CCP.
Qualifying revolving retail
This exposure class includes credit cards, unsecured lines of credit and overdraft protection products extended to individuals. Under the standardized approach, these exposures would be included under “other retail”.
Real estate secured personal lending
This exposure class includes residential mortgages and home equity loans and lines of credit extended to individuals.
Regulatory capital
Regulatory capital, as defined by OSFI’s CAR Guideline, is comprised of CET1, Additional Tier 1 (AT1) and Tier 2 capital. CET1 capital includes common shares, retained earnings, AOCI (excluding AOCI relating to cash flow hedges and changes in fair value option liabilities attributable to changes in own credit risk) and qualifying instruments issued by a consolidated banking subsidiary to third parties, less regulatory adjustments for items such as goodwill and other intangible assets, certain deferred tax assets, net assets related to defined benefit pension plans, and certain investments. AT1 capital primarily includes NVCC preferred shares, Limited Recourse Capital Notes, and qualifying instruments issued by a consolidated subsidiary to third parties. Tier 1 capital is comprised of CET1 plus AT1. Tier 2 capital includes NVCC subordinated indebtedness, eligible general allowances, and qualifying instruments issued by a consolidated subsidiary to third parties. Total capital is comprised of Tier 1 capital plus Tier 2 capital. Qualifying regulatory capital instruments must be capable of absorbing loss at the point of non-viability
of the financial institution.
Repo-style transactions exposure
The amount of credit risk exposure resulting from our securities bought or sold under resale agreements, as well as securities borrowing and lending activities.
Reputation risk
The risk of negative publicity regarding CIBC’s business conduct or practices which, whether true or not, could significantly harm CIBC’s reputation as a leading financial institution, or could materially and adversely affect CIBC’s business, operations, or financial condition.
Resecuritization
A securitization exposure in which the risk associated with an underlying pool of exposures is tranched and at least one of the underlying exposures is a securitization exposure.
Retail portfolios
A category of exposures that primarily includes consumer but also small business lending, where the primary basis of adjudication relies on credit-scoring models.
Risk-weighted assets (RWA)
RWA consist of three components: (i) RWA for credit risk, which are calculated using the IRB and standardized approaches, (ii) RWA for market risk, and (iii) RWA for operational risk. The IRB RWA are calculated using PDs, LGDs, EADs, and in some cases maturity adjustments, while the standardized approach applies risk weighting factors specified in the OSFI guidelines to on-
and
off-balance
sheet exposures. The RWA for market risk in the trading portfolio are based on the internal models approved by OSFI with the exception of the RWA for traded securitization assets where we are using the methodology defined by OSFI. The RWA for operational risk, which relate to the risk of losses resulting from people, inadequate or failed internal processes, and systems or from external events, are calculated under a standardized approach.
Since the introduction of Basel II in 2008, OSFI has prescribed a capital floor requirement for institutions that use the AIRB approach for credit risk. The capital floor is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach against the Basel III calculation, as specified by OSFI. Any shortfall in the Basel III capital requirement is added to RWA.
Securitization
The process of selling assets (normally financial assets such as loans, leases, trade receivables, credit card receivables or mortgages) to trusts or other SEs. A SE normally issues securities or other forms of interests to investors and/or the asset transferor, and the SE uses the proceeds from the issue of securities or other forms of interest to purchase the transferred assets. The SE will generally use the cash flows generated by the assets to meet the obligations under the securities or other interests issued by the SE, which may carry a number of different risk profiles.
Simple, transparent and comparable (STC) securitizations
Securitization exposures satisfying a set of regulatory STC criteria. Such exposures qualify for a preferential capital treatment under the securitization framework.

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Management’s discussion and analysis

Small and medium enterprises (SME) retail
This exposure class includes all loans extended to scored small businesses under the regulatory capital reporting framework.
Sovereign exposures
All direct credit risk exposures to governments, central banks and certain public sector entities, and exposures guaranteed by those entities.
Specialized lending (SL)
A subset of Corporate exposures falling into one of the following sub-classes:
project finance (PF), object finance (OF), commodities finance (CF), income-producing real estate (IPRE), and high-volatility commercial real estate (HVCRE). Primary source of repayment for such credits is the income generated by the asset(s), rather than the independent capacity of a broader commercial enterprise.
Standardized approach for credit risk
Applied to exposures when there is not sufficient information to allow for the use of the AIRB approach for credit risk. Credit risk capital requirements are calculated based on a standardized set of risk weights as prescribed in the CAR Guideline. The standardized risk weights are based on external credit assessments, where available, and other risk-related factors, including export credit agencies, exposure asset class, collateral, etc.
Standardized approach for operational risk
Effective in the second quarter of 2023, this approach is based on a prescribed formula made up of three components: (i) the Business Indicator (BI) which is a financial-statement-based proxy for operational risk, (ii) the Business Indicator Component (BIC) which is calculated by multiplying the BI by a set of regulatory determined marginal coefficients, and (iii) the Internal Loss Multiplier which is a scaling factor that is based on the average historical operational losses and the BIC.
Standardized approach for securitization exposures
This approach comprises the calculation methods available for securitization exposures that do not require OSFI approval: the external ratings-based
approach
(SEC-ERBA)
and the standardized approach
(SEC-SA).
Strategic risk
The risk of ineffective or improper implementation of business strategies, including mergers and acquisitions. It includes the potential financial loss and impact to resiliency due to the failure of organic growth initiatives or failure to respond appropriately to changes in the business or industry environments.
Stressed
Value-at-Risk
(VaR)
A VaR calculation using a
one-year
observation period related to significant losses for the given portfolio at a specified level of confidence and time horizon.
Structural foreign exchange risk
Structural foreign exchange risk is the risk primarily inherent in net investments in foreign operations due to changes in foreign exchange rates, and foreign currency denominated RWA and foreign currency denominated capital deductions.
Structural interest rate risk
Structural interest rate risk primarily consists of the risk arising due to mismatches in assets and liabilities, which do not arise from trading and trading-related businesses.
Total loss absorbing capacity (TLAC) measure
The sum of Total capital and
bail-in
eligible liabilities (as defined above) that have a residual maturity greater than one year.
Total loss absorbing capacity ratio
Defined as TLAC measure divided by RWA determined in accordance with guidelines issued by OSFI.
Total loss absorbing capacity leverage ratio
Defined as TLAC measure divided by leverage ratio exposure determined in accordance with guidelines issued by OSFI.
Transitional arrangements for capital treatment of expected loss provisioning
On March 27, 2020, OSFI introduced transitional arrangements for ECL provisioning. These arrangements result in a portion of allowances that would otherwise be included in Tier 2 capital qualifying for inclusion in CET1 capital. The amount of ECL allowances eligible for inclusion in CET1 capital is determined based on the increase in stage 1 and stage 2 allowances relative to balances as at January 31, 2020 as a baseline. This amount is then adjusted for tax effects and is subject to a scaling factor that will decrease over time. The scaling factor has been set at 70% for fiscal 2020, 50% for fiscal 2021, and 25% for fiscal 2022. For exposures under the IRB approach, the lower of this amount and excess allowances eligible for inclusion in Tier 2 capital is included as CET1 capital under the transitional arrangements. The transitional arrangement was no longer applicable beginning in the first quarter of 2023.
Undrawn exposures
The amount of credit risk exposure resulting from loans that have not been advanced to a customer, but which a customer may be entitled to draw in the future.
Value-at-Risk
(VaR)
Generally accepted risk measure that uses statistical models to estimate the distribution of possible returns on a given portfolio at a specified level of confidence and time horizon.

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